Form 20-F
period 2023-12-31
Planet Image International Ltd
filed 2024-04-29
CIK 1868395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                          to

Commission file number: 001-41928

Planet Image International Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 756 Guangfu Road
Hi-tech Development Zone
Xinyu City, Jiangxi Province
People’s Republic of China

(Address of principal executive offices)

Shaofang Weng, Chief Executive Officer

Telephone: +86 0790-7138216

Email: dnuf@goaster.com

No. 756 Guangfu Road
Hi-tech Development Zone
Xinyu City, Jiangxi Province
People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value HK$0.0001 per share	YIBO	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 52,631,600 ordinary shares (including 26,315,800 Class A ordinary shares and 26,315,800 Class B ordinary shares) were outstanding as of December 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“AMC” are to Atlantic Marketing Co., Limited, a company incorporated in Hong Kong as a limited liability company on March 5, 2020 and an indirectly wholly-owned subsidiary of our Company;

●	“AML” are to Amstech Limited, a company incorporated in Hong Kong as a limited liability company on May 25, 2016 and an indirectly wholly-owned subsidiary of our Company;

●	“ASL” are to Access Supplies Limited, a company incorporated in Hong Kong as a limited liability company on March 31, 2017 and an indirectly wholly-owned subsidiary of our Company;

●	“Aster BVI” are to Aster Graphics Company Limited, a company incorporated in the BVI as a limited liability company on February 25, 2011 and a directly wholly-owned subsidiary of our Company;

●	“Aster Excellent” are to Aster Excellent Limited, a company incorporated in the BVI as a limited liability company on August 2, 2019;

●	“Aster France” are to Aster Technology France, a company incorporated in France as a simplified joint-stock company on April 3, 2019 and an indirectly wholly-owned subsidiary of our Company;

●	“Aster Germany” are to Aster Supplies GmbH, a company incorporated in Germany as a limited liability company on September 25, 2018 and an indirectly wholly-owned subsidiary of our Company;

●	“Aster HK” are to Aster Graphics Company Limited, formerly known as Aster Industry Company Limited, a company incorporated in Hong Kong as limited liability company on August 16, 2019 and an indirectly wholly-owned subsidiary of our Company;

●	“Aster Industrial” are to Aster Industrial Limited, a company incorporated in the BVI as a limited liability company on August 8, 2019 and a directly wholly-owned subsidiary of our Company;

●	“Aster Italy” are to Aster Technology Italia S.R.L., a company incorporated in Italy as a limited liability company on May 7, 2018 and an indirectly wholly-owned subsidiary of our Company;

●	“Aster NL” are to Aster Technology Holland B.V., a company incorporated in the Netherlands as a limited liability company on July 8, 2011 and an indirectly wholly-owned subsidiary of our Company;

●	“Aster Online” are to Aster Online Company Limited, a company incorporated in Hong Kong as a limited liability company on August 15, 2019 and an indirectly wholly-owned subsidiary of our Company;

●	“Aster UK” are to Aster Technology UK Ltd, a company incorporated in the United Kingdom as a limited liability company on January 21, 2019 and an indirectly wholly-owned subsidiary of our Company;

●	“Aster US” are to Aster Graphics, Inc., a company incorporated in the State of California, the United States as a limited liability company on March 1, 2011 and an indirectly wholly-owned subsidiary of our Company;

●	“AZEL” are to Aztech Enterprise Limited, a company incorporated in Hong Kong as a limited liability company on May 25, 2016 and an indirectly wholly owned subsidiary of our Company;

●	“BOPTC” are to Blue Ocean Product Trade Co., Limited, a company incorporated in Hong Kong as a limited liability company on March 9, 2020 and an indirectly wholly-owned subsidiary of our Company;

●	“BVI” are to the British Virgin Islands;

●	“B2B” are to a form of commercial transaction between one business entity to another business entity;

●	“B2C” are to a form of commercial transaction between one business entity to end-consumers;

●	“cartridge chips” are to PCBA with firmware installed, the principal functions of which include facilitating communications between a cartridge and the printer on which it is installed and monitoring cartridge usage;

●	“China” and the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau and excluding, for the purposes of this annual report only, Taiwan;

●	“Class A ordinary shares” are to our Class A ordinary shares, par value HK$0.0001 per share;

●	“Class B ordinary shares” are to our Class B ordinary shares, par value HK$0.0001 per share;

●	“Companies Act” are to the Companies Act (Revised) of the Cayman Islands, as amended and revised;

●	“compatible toner cartridges” are to toner cartridges designed and manufactured by third-party toner cartridge manufacturers, instead of printer companies, which are compatible for a single or multiple original-brand printer models;

●	“DDP” are to “delivered duty paid,” meaning that the seller assumes all of the responsibility, risks and costs associated with transporting goods until the buyer received and transfers them at the destination port;

●	“doctor blade” are to a mechanical device used to remove excess toner from a printer cylinder;

●	“DPTC” are to Dragon Product Trade Co., Ltd., a company incorporated in Hong Kong as a limited liability company on March 9, 2020 and an indirectly wholly-owned subsidiary of our Company;

●	DTCL” are to Dellon Technology Company Limited, a company incorporated in Hon g Kong as a limited liability company on February 7, 2018 and an indirectly subsidiary of our Company;

●	“drop ship” are to a supply chain management method in which the dealer does not keep goods in stock but instead transfers its customer’s orders and shipment details to either the manufacturer, another dealer, or a wholesaler, who then ships the goods directly to the customer;

●	“EDI” are to electronic data interchange, which is the electronic interchange of business information using a standardized format. It allows one company to send information to another company electronically;

●	“EII” are to Eco Imaging Inc., a company incorporated in the state of California, the United states as a limited liability company on February 23, 2012 and an indirectly wholly-owned subsidiary of our Company;

●	“ERP” are to enterprise resource planning, which is the integrated management of main business processes, often in real time and mediated by software and technology;

●	“FOB” are to free on board, or delivery of goods on board the vessel at the named port of origin (loading) at the seller’s expense. The buyer is responsible for main carriage/freight, cargo insurance and other costs and risks;

●	“HK$” and “Hong Kong dollars” are to the legal currency of Hong Kong;

●	“Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC;

●	“IEL” are to Iprint Enterprise Limited, a company incorporated in Hong Kong as a limited liability company on June 14, 2016 and an indirectly wholly-owned subsidiary of our Company;

●	“IIC” are to Intercon International Corp., a company incorporate in the state of California, the United States as a limited liability company on November 14, 2012 and an indirectly wholly-owned subsidiary of our Company;

●	“ISO” are to a series of quality management and quality assurance standards published by International Organization for standardization, a non-government organization based in Geneva, Switzerland, for assessing the quality systems of business organizations;

●	“IT” are to information technology;

●	“Jiangxi Leibotai” are to “Jiangxi Leibotai E-Tech Co., Ltd., a limited liability company established in the PRC on June 26, 2012 and an indirectly wholly-owned subsidiary of our Company;

●	“Jiangxi Yibo” are to Jiangxi Yibo E-Tech Co., Ltd., a limited liability company established in the PRC on January 12, 2011 and an indirectly wholly-owned subsidiary of our Company;

●	“JPTC” are to Joyful Product Trade Co., Limited, a company incorporated in Hong Kong as a limited liability company on March 9, 2020 and an indirectly wholly-owned subsidiary of our Company;

●	“Mainland China” or “Mainland PRC” are to People’s Republic of China, excluding the special administrative regions of Hong Kong and Macau, and Taiwan;

●	“ODM” are to original design manufacturing, where a manufacturer designs and manufactures a product with its own technologies and specifications, but such manufacturer is still required to obtain brand authorization and brand name label for such products;

●	“OPC drums” are to aluminum cylinders coated with a layer of non-toxic, organic-photo conductive material, a key component in toner cartridge;

●	“OPCL” are to Oriental Poetry Co., Limited, a company incorporated in Hong Kong as a limited liability company on March 5, 2020 and an indirectly wholly-owned subsidiary of our Company;

●	“original-brand printer companies” are to original-brand printer companies design and sell printers and corresponding ink/toner cartridges;

●	“original-brand toner cartridges” are to toner cartridge designed and sold by original-brand printer companies for specific printer model;

●	“page yield” are to a quantitative indicator that measures the product life of toner cartridge, which usually refers to a maximum page count assuming 5% toner coverage rat on A4 sized page;

●	“PBC” are to Plum Blossom Co., Limited, a company incorporated in Hong Kong as a limited liability company on March 9, 2020 and an indirectly wholly-owned subsidiary of our Company;

●	“PCBA” are to printed circuit board assembly, a chip set with integrated circuit, printed circuit board and other components assembled with no firmware installed;

●	“primary charge roller” are to a device that applies a uniform, high-voltage negative charge on the OPC drum to level out any remaining charge after one printing image and set the OPC drum ready for new printer image;

●	“private labeling services” are to special requested services that the manufacturers will design labels that contain logo, name, order number and contact information of customers purchasing our white-label products and stick to the packaging boxes;

●	“Peony Trade Co., Ltd., a company incorporated in Hong Kong as a limited liability company on March 9, 2020 and an indirectly wholly-owned subsidiary of our Company;

●	“remanufactured toner cartridges” are to toner cartridges produced through refurbishing empty cartridges, refilling the toner and replacing any broken parts;

●	“RMB” and “Renminbi” are to the legal currency of Mainland China;

●	“search engine optimization” are to the process of increasing the quality and quantity of website traffic by increasing the visibility of a website or web page to users of a web search engine;

●	“shares,” “Shares,” or “ordinary shares” are to the ordinary shares of the Company, par value HK$0.0001 per share, which include our Class A ordinary shares and Class B ordinary shares, par value HK$0.0001 per share;

●	“sponsored advertisements” are to a cost-per-click advertising solution to reach customers who are interested in certain products with keyword, product and interest targeting in order to help sellers on online selling platforms to grow customers and boost sales;

●	“operating subsidiaries” are to those subsidiaries of Planet Image International Limited that have active business operations;

●	“toner cartridges” are to consumables for use by laser printers, which are composed of chips, toner, rollers and drums;

●	“toner powder/toner supply” are to imaging material used by laser printers; usually categorized into black toner powder and color toner powder;

v

●	“UK” are to the United Kingdom, made up of England, Scotland, Wales and Northern Ireland;

●	“U.S.”, “US” or “United States” are to United States of America, its territories, its possessions and all areas subject to its jurisdiction;

●	“US$,” “$” and “U.S. dollars” are to the legal currency of the United States;

●	“we,” “us,” “our company,” “our” or “Planet Image” are to Planet Image International Limited, our Cayman Islands holding company, and its predecessor entity and its subsidiaries as the context requires;

●	“wipe blade” are to a mechanical device used to scrape any exceed toner off the surface of the toner cartridge, the printer paper and transfer belt;

●	“World Intellectual Property Organization” are to one of the 15 specialized agencies of the United Nations created in 1967 to encourage creative activity, to promote the protection of intellectual property throughout the world;

●	“WPC” are to White Poplar Co., Limited, a company incorporated in Hong Kong as a limited liability company on March 9, 2020 and an indirectly wholly-owned subsidiary of our Company;

●	“YOSC” are to Your Office Supplies Company Limited, a company incorporated in Hong Kong as a limited liability company on June 23, 2016 and an indirectly wholly-owned subsidiary of our Company; and

●	“Yantuo” are to Yantuo (Guangdong) Technology Co., Ltd., formerly known as Zhongshan Yantuo Printing Device Co., Ltd., a limited liability company established in Mainland PRC on April 8, 2013 and an indirectly wholly-owned subsidiary of our Company.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended December 31, 2023, 2022, and 2021.

Unless otherwise noted, all translations from certain foreign currencies to U.S. dollars and from U.S. dollars to certain foreign currencies in this annual report are made as follows:

	December 31, 2021		December 31, 2022		December 31, 2023
	Six months-end spot rate	Average rate	Year-end spot rate	Average rate	Six months-end spot rate	Average rate
US$ against RMB	US$1=RMB6.3816	US$1=RMB6.4558	US$1=RMB6.9500	US$1=RMB6.7082	US$1=RMB7.0800	US$1=RMB7.0472
US$ against EUR	US$1=EUR0.8850	US$1=EUR0.8454	US$1=EUR0.9346	US$1=EUR0.9456	US$1=EUR0.9009	US$1=EUR0.9231
US$ against GBP	US$1=GBP0.7407	US$1=GBP0.7260	US$1=GBP0.8264	US$1=GBP0.8070	US$1=GBP0.7874	US$1=GBP0.8021

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

As used in this annual report, (i) “we,” “us,” “our company,” or “our” refers to Planet Image International Limited, and, when describing Planet Image International Limited’s consolidated financial information, also includes its subsidiaries; (ii) “our subsidiaries” refers to the direct and indirect subsidiaries of Planet Image International Limited; and (iii) “our operating subsidiaries” refers to the direct and indirect subsidiaries of Planet Image International Limited with operating activities, namely (a) Jiangxi Yibo E-Tech Co., Ltd., Jiangxi Leibotai E-Tech Co., Ltd., and Yantuo (Guangdong) Technology Co., Ltd., our operating subsidiaries formed in Mainland China, (b) Your Office Supplies Company Limited, Iprint Enterprise Limited, Amstech Limited, Aztech Enterprise Limited, Supplies4u Limited, Access Supplies Limited, Dellon Technology Company Limited, our operating subsidiaries formed in Hong Kong, (c) Aster Graphics Inc., Eco Imaging Inc., Revol Trading Inc. and Intercon International Corp., our operating subsidiaries formed in the State of California; (d) Aster Technology Holland B.V. and Proimage B.V., our operating subsidiaries formed in Netherlands, (e) Aster Technology Italia S.R.L., an operating subsidiary formed in Italy, (f) Aster Supplies GmbH, an operating subsidiary formed in Germany, (g) Aster Technology France, an operating subsidiary formed in France, and (h) Aster Technology UK Ltd., an operating subsidiary formed in the United Kingdom.

We face risks arising from the legal system in China including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence the operating subsidiaries’ operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in the operating subsidiaries’ operations and/or the value of our Class A ordinary shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or complete hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in the PRC — The Chinese government exerts substantial influence over the manner in which the PRC subsidiaries must conduct their business activities and may intervene or influence their operations at any time, which could result in a material change in their operations and the value of our Class A ordinary shares.”

We are and our subsidiaries are required to obtain the following requisite licenses and approvals for our operations in Mainland China:

Company Name	Scope of Business Operation	Governmental Permission Required	Status
Jiangxi Yibo

(i)     production, processing and sales of laser printers and laser toner cartridges, toner, inkjet printers and ink cartridges, inks, computer peripherals and other printer consumables and accessories for the above products;

(ii)    electronic product research and development;

(iii)   electronic product technology development; and

(iv)   printer and consumable software design and development

		Not required	N/A
	Filling, processing and sales of recycled laser printer toner cartridges and inkjet cartridges	Pollution Discharge Permission	Obtained
	Import and export of goods and technology	Record-filing of customs declaration entities	Completed

Yantuo	(i) Sales service of printer consumables and related accessories; (ii) technical consultation; (iii) commodity circulation information consultation; and (iv) marketing planning	Not required	N/A
	Import and export of goods and technology	Record-filing of customs declaration entities	Completed

Jiangxi Leibotai	Procurement and sales of printer toner cartridges and their materials and accessories	Not required	N/A
	Import and export of goods and technology	Record-filing of customs declaration entities	Completed

Shenzhen Dinghong	This subsidiary has no business operations.	Not required	N/A

We believe that each of our Mainland PRC subsidiaries has all requisite permissions or approvals to conduct its business in the manner presently conducted and described in this annual report. Other than the licenses and approvals disclosed in this annual report that our Mainland PRC subsidiaries have obtained for a domestic company in China to engage in the similar businesses, as of the date of this annual report, neither we nor any of our Mainland PRC subsidiaries is required to obtain any permission from any PRC authorities, including, but not limited to, the Cyberspace Administration of China, to conduct its operations. Additionally, the operation of our Hong Kong subsidiaries, being the online retail of toner cartridge products, does not require any permission or approval from the Chinese authorities, including Mainland PRC authorities and Hong Kong local authorities. If we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, ordered to suspend our relevant business and rectify, prohibited from engaging in relevant business, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (hereinafter referred to as the “Administration Measures”, which came into force on March 31, 2023), five supporting guidelines, as well as Notice on Filing Management Arrangements for Overseas Listings of Domestic Enterprises (hereinafter referred to as the “Notice”). According to the Administration Measures and the Notice, overseas offering and listing refers to overseas offerings by domestic companies of equity shares, depository receipts, convertible corporate bonds, or other equity-like securities, and overseas listing of the securities for trading. Overseas offering and listing, which is specifically divided into direct overseas offerings and listing and indirect overseas offerings and listing, shall be filed in accordance with the Administration Measures. According to the Notice, the domestic companies that have submitted valid applications for overseas issuance and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the date of effectiveness of the Administration Measures can reasonably arrange the timing of filing applications and should complete the filing before the overseas issuance and listing. On September 25, 2023, we received CSRC’s approval of our initial public offering under the Administration Measures. Since January 25, 2024, our Class A ordinary shares have been listed on the Nasdaq Stock Market (“Nasdaq”). In the future, in the event that we conduct any subsequent offerings, we could be subject to filing requirements with the CSRC. In such event, if our filing procedures are not completed according to the Administration Measures or if our filing materials contain false records, misleading statements or material omissions, the CSRC may order rectify such non-compliance, issue a warning, and impose a fine of not less than RMB1 million and not more than RMB10 million. These risks could completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing, or the Confidentiality Provisions, which came into effect on March 31, 2023 with the Administrative Measures. The Confidentiality Provisions require that, among other things, (a) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by the company or its PRC subsidiary to comply with the above confidentiality and archives administration requirements under the Confidentiality Provisions, and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

For details on the above-mentioned matters, see “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in the PRC — The Chinese government exerts substantial influence over the manner in which the PRC subsidiaries must conduct their business activities and may intervene or influence their operations at any time, which could result in a material change in their operations and the value of our Class A ordinary shares.” Other than the filing requirement under the Administrative Measures, we, our Mainland PRC subsidiaries, and our Hong Kong subsidiaries are not required to obtain any permission or approval from the Chinese authorities under current PRC laws and regulations for the offering of securities being registered hereunder to foreign investors.

The legal and operational risks associated with operating in Mainland China also apply to our operations in Hong Kong, including that the PRC government has significant authority to intervene or influence our Hong Kong subsidiaries at any time, which could result in a material adverse change to our business, prospects, financial condition, and results of operations, and the value of our securities. Hong Kong was established as a special administrative region of the PRC in accordance with Article 31 of the Constitution of the PRC. Pursuant to the Basic Law, which was adopted and promulgated on April 4, 1990 and became effective on July 1, 1997, when the PRC resumed the exercise of sovereignty over Hong Kong, Hong Kong is authorized by the National People’s Congress of the PRC to exercise a high degree of autonomy and enjoy executive, legislative, and independent judicial power, under the principle of “one country, two systems,” and the PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs, and other matters that are not within the scope of autonomy). Further, according to Article 5 of the Basic Law, the capitalist system and the way of life in Hong Kong shall remain unchanged for 50 years since the handover on July 1, 1997. However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. If there is a significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, our Hong Kong subsidiaries may become subject to PRC laws or authorities. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in the PRC — We may be subject to uncertainty about any changes in the economic, political and legal environment in Hong Kong, and it is possible that most of the legal and operational risks associated with operating in Mainland PRC may also apply to operations in Hong Kong in the future” and “— Our operations in Hong Kong are governed by the laws and regulations in Hong Kong. If there is significant change to current political arrangements between Mainland China and Hong Kong, the PRC government may intervene or influence our Hong Kong operations, which could result in a material change in our operations in Hong Kong.”

In addition, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act, or the HFCAA, if the U.S. Public Company Accounting Oversight Board, or the PCAOB, determines that it cannot inspect the workpapers prepared by our auditor, and that as a result an exchange may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and reduced the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong because of positions taken by Mainland PRC and Hong Kong authorities in those jurisdictions. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCAA.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Sugar Land, Texas, and is subject to inspection by the PCAOB, with the most recent inspection in 2022. Additionally, our auditor is not subject to the determination announced by the PCAOB on December 16, 2021. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Our Business and Industry — Recent joint statement by the SEC and the PCAOB proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act passed by the US Senate, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our ability to continue being listed on the Nasdaq and our future offerings.”

Cash Transfer and Dividend Distributions

Cash Transfers To Date

We conduct our business operations in Mainland China through our Mainland PRC subsidiaries. If needed, our Cayman Islands holding company can transfer cash to its Mainland PRC subsidiaries through loans and/or capital contributions, and our Mainland PRC subsidiaries can transfer cash to our Cayman Islands holding company through loans and/or issuing dividends or other distributions. Cash flows have occurred between our Cayman Islands holding company and our subsidiaries. Our Cayman Islands holding company, which was incorporated in August 2019, received cash in the amount of US$27,040, US$5.5 million, US$1.3 million, US$0.5 million, US$1.0 million and US$0.2 million for the years ended December 31, 2019, 2020, 2021, 2022, and 2023, and from December 31, 2023 to the date of this annual report, respectively, from our subsidiaries for operating activities. Our subsidiaries received cash in the amount of US$13.7 million, US$4.7 million, US$0.8 million, nil, US$2,600, and nil for the years ended December 31, 2019, 2020, 2021, 2022 and 2023, and from December 31, 2023 to the date of this annual report, respectively, from our Cayman Islands holding company for operating activities. To date, no cash flows have occurred between our Cayman Islands holding company and our Mainland PRC subsidiaries. To date, our Cayman Islands holding company has received cash in an aggregate amount of US$2.9 million from our subsidiaries in Hong Kong for operating activities, and our subsidiaries in Hong Kong has received cash from our Cayman Islands holding company in an aggregate amount of US$14.4 million for operating activities. Such cash transactions for the years ended December 31, 2021, 2022 and 2023 were included in net cash generated from operating activities together with our Cayman Islands holding company’s other operational cash transactions in its financial statements. See “Note 19 Condensed Financial Information of the Parent Company — Condensed statements of cash flows” in our financial statements appearing elsewhere in this annual report.

The following table summarizes the cash flows that occurred between our Mainland PRC subsidiaries and our other subsidiaries for the fiscal years ended December 31, 2021, 2022 and 2023.

PRC Subsidiaries		Amount Received from Other Subsidiaries (in US$)		Amount Transferred to Other Subsidiaries (in US$)
Jiangxi Yibo	Fiscal Year Ended December 31, 2021	From Aster HK	116,975,826.32	To Aster HK	407,881.00
	Fiscal Year Ended December 31, 2022	From Aster HK	98,597,272.25	—	—
	Fiscal Year Ended December 31, 2023	From Aster HK	99,063,008.49	—	—
Jiangxi Leibotai	Fiscal Year Ended December 31, 2021	—	—	—	—
	Fiscal Year Ended December 31, 2022	From Aster HK	483.00	—	—
	Fiscal Year Ended December 31, 2023	—	—	—	—
Yantuo	Fiscal Year Ended December 31, 2021	—	—	—	—
	Fiscal Year Ended December 31, 2022	From Aster HK	118,195.98	—	—
	Fiscal Year Ended December 31, 2023	From Aster HK	3,260,002.56	—	—
Total:			318,014,788.60		407,881.00

Restrictions and Limitations on Cash Transfers and Dividend and Other Distributions

From our Mainland PRC subsidiaries to their parent companies

Current PRC regulations permit our Mainland PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with Mainland PRC accounting standards and regulations. A Mainland PRC subsidiary of ours is required to set aside 10% of its after-tax profits to fund a statutory reserve until such reserve reaches 50% of its registered capital if it distributes its after-tax profits for the current financial year. For details, see “Item 3. Key Information—D. Risk Factors — Risk Relating to Doing Business in the PRC — We may rely on dividends and other distributions on equity paid by our Mainland PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Mainland PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.” In addition, cash transfers from our Cayman Islands holding company are subject to applicable Mainland PRC laws and regulations on loans and direct investment. For details, see “Item 3. Key Information—D. Risk Factors — Risk Relating to Doing Business in the PRC — PRC regulations of loans and direct investment by offshore holding companies to Mainland PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our Mainland PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

In addition, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of Mainland China. Although we receive a significant portion of our revenues in U.S. dollars, under our current corporate structure, we may still rely on dividend payments from our Mainland PRC subsidiaries to fund any additional cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of Mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our Mainland PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside Mainland China in a currency other than Renminbi. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Class A ordinary shares. See “Item 3. Key Information—D. Risk Factors — Risk Relating to Doing Business in the PRC — Restrictions on the remittance of Renminbi into and out of Mainland China and government control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.”

From our Cayman Islands holding company to U.S. investors

Our Cayman Islands holding company will be able to pay dividends and make other distributions to its shareholders, including U.S. investors, provided that it (i) has either sufficient profits or retained profits, when the dividend is to be declared and paid from profits, or sufficient share premium and satisfies the solvency test as defined under the Companies Act, when the dividend is to be paid from share premium, and (ii) complies with the provisions in our Cayman Islands holding company’s memorandum and articles of association then in effect.

Our Cayman Islands holding company has not declared or paid dividends or made distributions to its subsidiaries or to investors in the past, nor any dividends or distributions were made by a subsidiary to the Cayman Islands holding company. Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. We do not have any current plan to declare or pay any cash dividends on our Class A ordinary shares in the foreseeable future. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Our Class A Ordinary Shares and the Trading Market — We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our Class A ordinary shares for return on your investment.”

U.S. investors will not be subject to Cayman Islands, Mainland PRC, or Hong Kong taxation on dividend distributions, and no withholding will be required on the payment of dividends or distributions to them, while they may be subject to U.S. federal income tax for receiving dividends, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences.”

From our Cayman Islands holding company to our Mainland PRC subsidiaries

Cash transfers from our Cayman Islands holding company are subject to applicable Mainland PRC laws and regulations on loans and direct investment. We may transfer funds to our Mainland PRC subsidiaries or finance our Mainland PRC subsidiaries by means of shareholders’ loans or capital contributions. Any loans to our Mainland PRC subsidiaries, which are foreign-invested enterprises, cannot exceed a statutory limit, and shall be filed with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Furthermore, any capital contributions we make to our Mainland PRC subsidiaries shall be registered with the PRC State Administration for Market Regulation or its local counterparts, and filed with the Ministry of Commerce (“MOFCOM”) or its local counterparts. On March 30, 2015, SAFE promulgated the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19. SAFE Circular 19, however, allows foreign invested enterprises in Mainland China to use their registered capital settled in RMB converted from foreign currencies to make equity investments, but the registered capital of a foreign invested company settled in RMB converted from foreign currencies remains not allowed to be used, among other things, for investment in the security markets, or offering entrustment loans, unless otherwise regulated by other laws and regulations. On June 9, 2016, SAFE further issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which, among other things, amended certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign invested company is regulated such that Renminbi capital may not be used for purposes beyond its business scope or to provide loans to non-affiliates unless otherwise permitted under its business scope. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, which removes the restrictions on domestic equity investments by non-investment foreign-invested enterprises with their capital funds, provided that certain conditions are met. The applicable foreign exchange circulars and rules may limit our ability to transfer the net proceeds from our offerings to our Mainland PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our business, financial condition, and results of operations. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in the PRC — PRC regulations of loans and direct investment by offshore holding companies to Mainland PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our Mainland PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

From our non-Mainland PRC subsidiaries to their parent companies

Other than Mainland China, operating subsidiaries formed in Hong Kong, the State of California, and Netherlands contributed the vast majority of our revenues in the fiscal years ended December 31, 2021, 2022 and 2023. The following are descriptions of the restrictions and limitations on our subsidiaries formed in these jurisdictions to distribute earnings to the parent company and U.S. investors.

Netherlands.    Pursuant to the Dutch Civil Code, shareholders of a limited liability company formed in the Netherlands, such as Proimage B.V. and Aster Technology Holland B.V., are allowed to distribute earnings to its parent company through dividends or other capital distributions, provided that (i) after the capital distribution, the net equity of the company is greater than the amount of legal and statutory reserves required to be maintained pursuant to Dutch laws and regulations and the articles of association of the company, and (ii) the company’s management and board of directors are of the opinion that the company is able to pay the amount of such distribution and any debts outstanding.

Hong Kong.    For our Hong Kong subsidiaries to distribute earnings outside Hong Kong, certain daily remittance limits will be imposed by Hong Kong laws and processing banks. Additionally, such remittances should not be used for money laundering or terrorist financing purposes. Registered institutes, such as banks, have their own internal policies, procedures and controls in the relevant operational areas so as to meet their anti-money laundering and counter-financing of terrorism statutory and regulatory requirements and guard against money laundering and terrorist financing.

State of California.    Under California law, no company may make any distribution to its shareholders unless its board of directors has determined in good faith either (i) the amount of retained earnings of the company immediately prior to the distribution equals or exceeds the sum of (a) the amount of proposed distribution, plus (b) the preferential dividends arrears amount, or (ii) immediately after the distribution, the value of the company’s assets would equal or exceed the sum of its total liabilities plus the preferential rights amount.

In the event of distributions, our operating subsidiaries will first distribute to their British Virgin Islands parent companies, which may in turn distribute to our Cayman Islands holding company. In the British Virgin Islands, dividends and distributions are governed by Section 56 to 58 of the BVI Business Companies Act, which provides that subject to the memorandum and articles of a company, the company’s directors may authorize a distribution to members if in the opinion of the directors, the company will satisfy the solvency test immediately after the distribution. A company satisfies the solvency test if the value of the company’s assets exceeds its liabilities, and the company is able to pay its debts as they fall due.

Other than the legal and regulatory restrictions as described above, cash and capital contributions may be transferred among our Cayman Islands holding company and our subsidiaries.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

Investing in our securities involves significant risks. You should carefully consider all of the information in this annual report before investing in our securities. Below is a summary of the principal risks we face. These risks are discussed more fully under “Item 3. Key Information—D. Risk Factors.”

Risks Relating to the Business and Industry of the Operating Subsidiaries (for a more detailed discussion, see “Item 3. Key Information—D. Risk Factors—Risks Relating to the Business and Industry of the Operating Subsidiaries”)

Risks and uncertainties related to the business and industry of the Operating Subsidiaries include, but are not limited to, the following:

●	if the products of the operating subsidiaries fail to meet the demands of their customers or to reflect the latest developments in the printer industry, the operating subsidiaries may be unable to retain existing customers or attract new customers, and our business, financial condition and results of operations may be materially and adversely affected. (see page 9 of this annual report);

●	the operating subsidiaries may be exposed to risks of obsolete inventories because technological upgrades by the original-brand printer manufacturers render their toner cartridge products obsolete or due to their failure to manage inventories efficiently. If this occurs, the operating subsidiaries may incur losses for their research and development expenses, production costs and marketing expenses relating to such obsolete inventories (see page 10 of this annual report);

●	the operating subsidiaries may not be able to maintain or increase the selling prices of their products (see page 11 of this annual report);

●	raw material purchase prices are subject to fluctuation and the operating subsidiaries could face shortage in supply of their raw materials (see page 11 of this annual report);

●	the business of the operating subsidiaries rely significantly on export sales which may be adversely affected by present or future export regulations or enforcement (see page 12 of this annual report); and

●	the operating subsidiaries may fail to maintain an effective quality control system and may be subject to claims by their customers in respect of product quality and compliance with relevant health and safety standards (see page 15 of this annual report).

Risks Relating to Doing Business in the PRC (for a more detailed discussion, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC”)

A significant portion of our business is conducted in mainland China through the Operating Subsidiaries, and therefore, we face risks and uncertainties relating to doing business in the PRC in general, including, but not limited to, the following:

●	adverse changes in economic, political and social conditions of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business (see “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in the PRC — Adverse changes in economic, political and social conditions of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business” on page 23 of this annual report);

●	changes to the PRC legal system could have an adverse effect on us (see “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in the PRC — Changes to the PRC legal system could have an adverse effect on us” on page 23 of this annual report);

●	the Chinese government exerts substantial influence over the manner in which the PRC subsidiaries must conduct their business activities and may intervene or influence their operations at any time, which could result in a material change in their operations and the value of our Class A ordinary shares (see “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in the PRC — The Chinese government exerts substantial influence over the manner in which the PRC subsidiaries must conduct their business activities and may intervene or influence their operations at any time, which could result in a material change in their operations and the value of our Class A ordinary shares” on page 23 of this annual report);

●	we may rely on dividends and other distributions on equity paid by our Mainland PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Mainland PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business (see “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in the PRC — We may rely on dividends and other distributions on equity paid by our Mainland PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Mainland PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business” on page 25 of this annual report);

●	PRC regulations of loans and direct investment by offshore holding companies to Mainland PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our Mainland PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business (see “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in the PRC — PRC regulations of loans and direct investment by offshore holding companies to Mainland PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our Mainland PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 26 of this annual report);

●	if we are classified as a Mainland PRC resident enterprise for Mainland PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-Mainland PRC shareholders (see “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in the PRC — If we are classified as a Mainland PRC resident enterprise for Mainland PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-Mainland PRC shareholders” on page 30 of this annual report);

●	we may be subject to uncertainty about any changes in the economic, political and legal environment in Hong Kong, and it is possible that most of the legal and operational risks associated with operating in Mainland PRC may also apply to operations in Hong Kong in the future (see “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in the PRC — We may be subject to uncertainty about any changes in the economic, political and legal environment in Hong Kong, and it is possible that most of the legal and operational risks associated with operating in Mainland PRC may also apply to operations in Hong Kong in the future” on page 31 of this annual report);

●	our operations in Hong Kong are governed by the laws and regulations in Hong Kong. If there is significant change to current political arrangements between Mainland China and Hong Kong, the PRC government may intervene or influence our Hong Kong operations, which could result in a material change in our operations in Hong Kong (see “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in the PRC — Our operations in Hong Kong are governed by the laws and regulations in Hong Kong. If there is significant change to current political arrangements between Mainland China and Hong Kong, the PRC government may intervene or influence our Hong Kong operations, which could result in a material change in our operations in Hong Kong” on page 31 of this annual report); and

●	to the extent cash in the business is in the PRC, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash (see “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in the PRC — To the extent cash in the business is in the PRC, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash” on page 32 of this annual report).

Risks Relating to Our Class A Ordinary Shares and the Trading Market (for a more detailed discussion, see “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Class A Ordinary Shares the Trading Market”)

In addition to the risks described above, we are subject to general risks and uncertainties relating to our Class A Ordinary Shares and the trading market, including, but not limited to, the following:

●	the trading price of our Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors (see page 32 of this annual report);

●	substantial future sales or perceived potential sales of our Class A ordinary shares in the public market could cause the price of our Class A ordinary shares to decline (see page 35 of this annual report);

●	if we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired (see page 37 of this annual report); and

●	as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards (see page 37 of this annual report).

Risks Relating to the Business and Industry of the Operating Entities

If the operating subsidiaries’ products fail to meet the demands of their customers or to reflect the latest developments in the compatible toner cartridge market, the operating subsidiaries may be unable to retain existing customers or attract new customers, and our business, financial condition and results of operations may be materially and adversely affected.

The compatible toner cartridge market is characterized by rapid technological development and continual introduction of new models. As a specialized manufacturer of toner cartridges, our future success depends largely on (i) the ability to continually update and launch new products that can be used in updated or new printer models that come to the market from time to time, (ii) the number of customers using products offered by the operating subsidiaries, and (iii) the price that they are willing to pay for those products. If the operating subsidiaries’ products fail to meet customer demands in terms of product quality and functionality or to respond to the latest developments in the compatible toner cartridge market, the operating subsidiaries may not be able to maintain their existing customer base or attract new customers. In addition, the operating subsidiaries may not be able to maintain the current selling prices of their products. Some factors that may affect the ability of the operating subsidiaries to meet customer demands and to attract customers include: their ability to (i) develop or acquire the necessary technical know-how to design and manufacture new products and enhance or adapt existing products to respond to changes in printer technologies, market trends and customer demands; (ii) manage their growth while maintaining the consistency of their product quality, promote their products to a broader base of prospective customers; and (iii) provide satisfactory customer support and after-sale services in a timely manner. If the operating subsidiaries are unable to retain existing customers and continue to attract new customers to use those products offered by the operating subsidiaries and to increase new customers’ spending with the operating subsidiaries, our business, financial condition and results of operations may be materially and adversely affected.

The operating subsidiaries’ ability to compete effectively may be hampered if their intellectual property rights are infringed on by third-parties or, on the other hand, if they are alleged or found to have infringed on the intellectual property rights of others.

In their business operations, the operating subsidiaries have developed trademarks, patents, copyrights, industry know-how, product formulas, production processes, technologies and other intellectual property rights that we believe are of significant value to the operating subsidiaries’ operations. As of December 31, 2023, through the operating subsidiaries, we owned 432 registered patents in the U.S., Europe, and Mainland China, and a total of 37 trademarks registered in the U.S., Europe, Mainland PRC and Hong Kong. In addition, through the operating subsidiaries, we are in the process of applying for 105 patents worldwide. See “Item 4. Information on the Company —B. Business Overview — Intellectual Property” for details.

It may be possible for third parties to obtain and use products, know-how and technologies under intellectual property rights owned by the operating subsidiaries without authorization, or for third parties to copy or imitate products, know-how and technologies under the operating subsidiaries’ intellectual property rights, thereby causing confusion and mislead end-users to believe the counterfeit products, which are usually of poor quality, are products of the operating subsidiaries. This may adversely affect the sales, damage the reputation, and tarnish the brand of the operating subsidiaries, and increase any administrative costs to be incurred by the operating subsidiaries in respect of detection, investigation and initiation of the legal proceedings of the infringement. We cannot assure you that the operating subsidiaries’ intellectual property rights will not be misappropriated by third parties and, if such misappropriations do occur, that we will be able to detect and address them timely and effectively.

On the other hand, we cannot assure you that the operating subsidiaries’ intellectual property rights will not be challenged by third parties, whether with or without merit. Certain unrelated third parties may own intellectual property rights which may be considered to be similar to those of the operating subsidiaries. We could face difficulty and incur material expenses during our future expansion because of the existence of any similar patents owned by unrelated third parties.

We and the operating subsidiaries may from time to time be required to institute or be involved in litigation, arbitration or other forms of proceedings, including settlements, to enforce or defend the operating subsidiaries’ intellectual property rights, which would likely be time-consuming and expensive and may divert our management’s time and attention regardless of their outcome. If we and/or the operating subsidiaries fail the defend against such litigations, we and/or the operating subsidiaries may be ordered to pay a material amount as penalty, refrain from using such patents, know-hows or licenses, require pre-approvals of future designed products and stop selling our products that are related to them in particular regions or countries. For the years ended December 31, 2021, 2022 and 2023, the total patent registration and patent litigation cost we incurred amounted to US$0.31 million, US$0.21 million, and US$0.14 million, respectively.

If any third party infringes on the intellectual property rights of the operating subsidiaries or if we or the operating subsidiaries are alleged or found to have infringed on the intellectual property rights of others, it may materially and adversely affect our business, financial condition and results of operations.

The operating subsidiaries may be exposed to risks of obsolete inventories because technological upgrades by the original-brand printer manufacturers render their toner cartridge products obsolete or due to their failure to manage inventories efficiently. If this occurs, we may incur losses for our research and development expenses, production costs and marketing expenses relating to such obsolete inventories.

Generally, through the operating subsidiaries, we begin to research, design and develop a compatible toner cartridge after a new printer model is introduced to the market. As each printer typically has a unique hardware and software system, a compatible toner cartridge usually only works with specific printer models for which they are designed. As such, there exists a risk that during the period while the operating subsidiaries’ compatible toner cartridge is under development or sometime after they began selling the compatible toner cartridge, the original-brand printer manufacturer may conduct an upgrade of its printer which renders the operating subsidiaries’ toner cartridge not compatible with it anymore. If this occurs, we may not be able to recover the research and development expenses, production costs and marketing expenses we incurred in connection with the toner cartridge product. In addition, the operating subsidiaries may receive requests from customers for product return or exchange due to upgrades by original-brand printer manufacturers which rendered such products not compatible anymore. Upgrades by original-brand printer manufacturers are beyond our control. If such upgrades are frequent and substantial, it may result in more product returns and exchanges for the operating subsidiaries, as well as losses for research and development expenses, production costs and marketing expenses, and our business, financial condition and results of operations may be materially and adversely affected.

Our inventories consist of raw materials, work-in-progress and finished goods. For branded products and white-label products, the operating subsidiaries’ sales and marketing department, based on their understanding of historical sales and perceived market trends, formulates annual sales targets at our Company’s level and at the regional level. The operating subsidiaries manufacture their ODM products on a made-to-order basis. See “Item 4. Information on the Company —B. Business Overview — Logistics and Warehousing — Inventory control.” We believe that maintaining an appropriate level of inventories helps the operating subsidiaries deliver their products to meet the market demands in a timely manner. For the years ended December 31, 2021, 2022 and 2023, the operating subsidiaries’ balance of inventories amounted to approximately US$24.4 million, US$21.1 million, and US$17.5 million, respectively, and the operating subsidiaries’ inventory turnover days were 112.3 days, 103.8 days, and 78.3 days, respectively. We cannot assure you that the operating subsidiaries will not experience any slow movement of inventories or that the operating subsidiaries’ inventories will not become obsolete, which may be caused by the reduced sales of the operating subsidiaries due to change in consumer demand or preferences, change of marketing strategy by the operating subsidiaries’ customers or incorrect estimation of the market demand for their products. If the operating subsidiaries fail to manage their inventories effectively or are unable to sell their excess inventories, the operating subsidiaries may face a risk of inventory obsolescence and/or significant inventory write-downs, which may impose pressure on our operating cash flow, and materially and adversely affect our business, financial condition and results of operations.

The operating subsidiaries may not be able to maintain or increase the selling prices of their products.

Our results of operations are affected by the pricing of the operating subsidiaries’ products. For ODM products and white-label products, the operating subsidiaries generally price their products on the basis of a cost-plus calculation of the costs involved in manufacturing, and with reference to the prevailing market prices. For new ODM products, the operating subsidiaries generally review and adjust the price list every month. The ability of the operating subsidiaries to offer competitive prices and launch new patented products quickly after the original-brand products are being released are critical factors, among other factors, in securing orders from their customers. The operating subsidiaries are generally able to maintain current pricing strategies for their products as a result of our localized operation and ancillary services provided to offline customers including drop ship service, private labeling and customized packing services. For the operating subsidiaries’ branded products sold on an online e-commerce selling platform, the operating subsidiaries generally set the retail price based on the base selling prices, marketing expenses, fees paid to the online selling platform, different brand positioning and prices of competing products. If for any reason market perception of the operating subsidiaries should change for the worse, the operating subsidiaries may not be able to maintain or increase the selling prices of their products, which would have a material and adverse effect on our business, financial condition and results of operations. With more competitors are able to catch up industry leaders by providing products of latest printer models, overall export price has shown a decreasing trend to reflect the intense competition. In addition, if the operating subsidiaries’ suppliers raise their prices and the operating subsidiaries are unable to pass it on to their customers, our profit margins will be reduced and our financial condition and results of operations would be negatively affected.

Raw material purchase prices are subject to fluctuation and the operating subsidiaries could face shortage in supply of their raw materials.

Our cost of inventory sold mainly consists of the raw materials used in the production of toner cartridges, such as OPC drum, toner and chips. Our cost of inventory sold accounted for 74.7%, 77.3% and 81.6%, respectively, of our total cost of sales for the years ended December 31, 2021, 2022 and 2023. Depending on the market supply and demand conditions, prices of raw materials for the operating subsidiaries fluctuate and are influenced by the economic growth in the PRC, the prevailing prices of the global market and the availability of such raw materials, all of which are beyond our control. A significant volatility in the price levels of raw materials could increase our cost of sales and adversely affect our profit margin. We and the operating subsidiaries have not hedged against changes in commodity prices, and we and the operating subsidiaries do not intend to enter into such hedges in the future. We expect that raw materials prices will continue to fluctuate and be affected by the factors stated above in the future. As such, an increase in the prices of raw materials, inability to pass on or delay in passing on any increase in our costs of raw materials to consumers or inability to identify and source from alternative suppliers may have a significant impact on our profit margin and our profitability. The operating subsidiaries do not have long-term contractual arrangements with their suppliers. If all or a significant number of the suppliers for any particular raw material and/or packaging material are unable or unwilling to meet the operating subsidiaries’ production requirements, or if the operating subsidiaries are unable to obtain raw materials in quantities and of the quality the operating subsidiaries require at commercially reasonable prices, the production volume, product quality or our profitability may deteriorate and we could suffer shortages or significant cost increases which in turn may have a material adverse impact on our business, financial condition and results of operations.

Any interruption in the normal operations of the operating subsidiaries’ warehouses may have an adverse impact on the operating subsidiaries’ ability to fulfill orders from their customers and business operations.

The operating subsidiaries’ ability to fulfill customer orders on a timely basis is critical to their business operations and depends on the smooth operation of the operating subsidiaries’ warehouses. If the operating subsidiaries do not operate their warehouses well, it could result in delay in fulfilling customer orders, excess or insufficient fulfillment capacity, an increase in costs, decrease in gross profit margin, or harm the operating subsidiaries’ reputation and relationships with their customers.

In addition, the operating subsidiaries’ warehouses may be vulnerable to damage caused by fire, floods, power outages, telecommunication failures, break-ins, earthquakes, human error and other events. The operating subsidiaries’ cloud-based warehouse management system could also be subject to errors or flaws, which could adversely impact the normal operation of the warehouses and the ability of the operating subsidiaries to record inventory or fulfill orders on an accurate and efficient manner. Any occurrence of the foregoing risks could have a material adverse impact on our business, financial conditions and results of operations.

The operating subsidiaries rely significantly on the North American and European market. Any changes in the economic and regulatory conditions or global trade policy of the U.S. or Europe or changes in the business strategies of U.S. customers or Europe customers may have an adverse effect on our business.

For each of years ended December 31, 2021, 2022 and 2023, our revenue mainly derived from U.S. and Europe. Our financial performance depends significantly on general economic conditions in U.S. and Europe and their impact on consumer confidence and discretionary consumer spending. Further, economic factors in U.S. or Europe such as a reduction in the availability of credit, increased unemployment levels, rising interest rates, financial market volatility, recession, reduced consumer confidence, and other factors affecting consumer spending behavior such as acts of terrorism or major epidemics could reduce demand for the operating subsidiaries’ products. On the other hand, any change in U.S. or the European global trade policy, including tightening regulatory restrictions, industry-specific quotas, tariffs, non-tariff barriers and taxes, may have the effect of limiting the operating subsidiaries’ products exported from the PRC and, hence, an adverse effect on our business.

If there is any change in the management or control of the U.S. or European customers of the operating subsidiaries, then such U.S. or European customers may in turn change their business strategy, which may cause their demand for compatible toner cartridges to decrease. This in turn may have a material and adverse effect on our business performance, financial condition, results of operations and prospects.

A potential serious downturn in the overall economy of U.S. or Europe or in U.S. or European compatible toner cartridge industry, or policies unfavorable to the import of goods into U.S. or Europe may cause the financial conditions and purchasing powers of the operating subsidiaries’ customers in U.S. or Europe to deteriorate. The operating subsidiaries’ customers are not under contractual obligations to place orders with them, so order quantities may fluctuate depending on the profitability of customers’ businesses and the spending power of the consumers. An economic downturn in U.S. or Europe or continued uncertainties regarding future prospects that affect consumer spending habits in the U.S. or Europe may have an adverse effect on the placing of orders by the operating subsidiaries’ customers. We can offer no assurance that the operating subsidiaries will be able to respond quickly to any economic, market or regulatory changes in the U.S. or European market, and any failure to do so may result in an adverse effect on our business performance, financial condition and results of operations.

The operating subsidiaries may be unable to maintain their relationship with the customers and they may fail to engage new customers.

The operating subsidiaries do not enter into any long-term sales agreements with their customers, and only engage in purchases of goods with the customers on a one-off basis by purchase orders based on these customers’ demand. These purchase orders typically include key terms about the products to be sold such as product specifications, pricing, credit terms, rebate arrangement, and delivery and warranties. The operating subsidiaries may not be able to obtain new purchase orders with their customers as the customers may choose to enter into arrangements with the competitors of the operating subsidiaries, who may offer those customers access to a stronger product portfolio or more favorable economic terms. The loss of customers could adversely affect the sales of the operating subsidiaries. There is no assurance that the operating subsidiaries’ current or future purchase orders with customers could be negotiated or obtained on terms equivalent to or better than current terms. Any disruption in the operating subsidiaries’ relationships with their customers could affect the operating subsidiaries’ ability to maintain and grow their sales, which could materially and adversely affect our business, financial position and results of operations. In addition, there can be no assurance that the operating subsidiaries would be able to develop new relationships with additional customers, in order to expand their sales network.

Our business relies significantly on export sales which may be adversely affected by present or future export regulations or enforcement.

We derive a significant portion of our revenue from export sales which accounted for substantially all of our revenue for the years ended December 31, 2021, 2022 and 2023. Export sales are generally subject to export regulations including tariffs, quotas, customs and other import or export restrictions and impose trade barriers, market access regulations, trade sanctions or anti-dumping measures. Any violation of applicable regulations could subject the operating subsidiaries to a substantial fine, damage our reputation and result in sanctions on exporting. We cannot assure you that the national or local authorities in the overseas markets will not enact additional laws or regulations or amend or enforce new regulations in a more rigorous manner. Changes in export regulations may place restrictions on the operating subsidiaries in selling their products in the overseas markets, which could adversely affect our business, financial condition and results of operations.

The operating subsidiaries face intense competition in the compatible toner cartridge industry with their competitors and original brand toner cartridge manufacturers in the U.S. and Europe.

The compatible toner cartridge industry is relatively concentrated. The increasing competition on pricing puts further constraints on the growth of existing companies in the market. Some of the competitors of the operating subsidiaries may have substantially greater financial resources, product development capabilities or better products quality than we have. They may leverage on their financial strength to improve their production and marketing capabilities, diversify their product portfolio, develop effective substitutes for the operating subsidiaries’ products, locate their production facilities in strategic locations and recruit experienced management personnel. Original-brand toner cartridge manufacturers also launched discount contractual toner cartridges to exclusive end customer group under a special program with the aim to retake the toner cartridge market share from compatible toner cartridge manufacturers. We cannot assure you that the operating subsidiaries will be able to react to and match the business development of their competitors in a timely manner or at all. We also cannot assure you that the competitors of the operating subsidiaries will not actively engage in activities designed to undermine the brands and product quality of the operating subsidiaries or to influence consumer confidence in the operating subsidiaries’ products. In addition, new competitors may seek to enter or expand into the compatible toner cartridge industry. If the operating subsidiaries are unable to compete effectively with their competitors or if the operating subsidiaries fail to remain competitive, it could materially and adversely affect our business, financial condition and results of operations.

We may not be able to recover all of our deferred income tax assets.

We had deferred income tax assets of US$1.1 million, US$1.3 million and US$1.5 million as of December 31, 2021, 2022 and 2023, respectively. While the deferred income tax assets may enable our Company to reduce future tax payment, there are risks as their recoverability is dependent on our Company’s ability to generate future taxable profit. There is no assurance that the deferred income tax assets can be recovered. In the case that the value of the deferred income tax assets has changed, we may have to write-down the deferred income tax assets, which may have a material and adverse effect on our financial condition and results of operations.

The operating subsidiaries’ business is subject to the risks of international operations.

The operating subsidiaries operate six overseas subsidiaries as their sales branch offices in the U.S., the Netherlands, Italy, Germany, the United Kingdom and France. As of December 31, 2023, the overseas subsidiaries had 54 foreign employees. For the years ended December 31, 2021, 2022 and 2023, we derived substantially all of our revenue from overseas sales. Through our overseas subsidiaries, we plan to expand our global reach by increasing sales and marketing efforts and further expanding our geographical markets. As a result, we are subject to a variety of risks and uncertainties associated with such expansion, including:

●	compliance with foreign laws, regulatory requirements and local industry standards, in particular, those related to compatible toner cartridges;

●	exposure to increased litigation risks in overseas markets;

●	political and economic instabilities;

●	future development of the COVID-19 pandemic or other epidemics which may continue to result in a lock-down or adoption of work from home policy;

●	unfamiliarity with local operating and market conditions; and

●	cultural and language difficulties in managing foreign employees.

Any of the foregoing and other risks and uncertainties could adversely affect the international sales of the operating subsidiaries, which in turn could adversely affect our financial condition and results of operations.

The operating subsidiaries may experience delays or interruptions in the shipments of their products due to factors outside of their control, and such delays or interruptions could lead to lost revenue and customer satisfaction.

The operating subsidiaries rely on third-party shipping companies and their services to transport products to the operating subsidiaries’ warehouses and customers around the world. Such international shipping services could become disrupted by adverse weather conditions, natural disasters, ground logistics issues, customs delays, and other interruptions. Any delays in shipping services could result in untimely delivery of the operating subsidiaries’ products to their customers. If the operating subsidiaries are unable to deliver their products in a timely manner, our revenues could be negatively impacted and the operating subsidiaries’ reputation with their customers could suffer, resulting in materially adverse impact to our business operations, financial position, and results of operations.

We face foreign exchange risks and translation risks.

We derive a substantial portion of our revenue in US$ and Euro. Foreign exchange rate fluctuations may adversely affect our business and performance. Our sales are predominantly denominated in US$ and Euro while our costs are mostly denominated in RMB. The exchange rates between US$, Euro and RMB are subject to continuous movements affected by international political and economic conditions and changes in the PRC government’s economic and monetary policies. As we derive a substantial portion of our revenue in US$ and Euros while a substantial portion of our costs are denominated in RMB, appreciation of RMB against US$, which is our reporting currency will therefore directly decrease our profit margin if the operating subsidiaries are unable to increase the selling prices of their products accordingly. If the operating subsidiaries increase the selling prices of their products as a result of the appreciation of the RMB against the relevant foreign currencies, there would have an adverse effect on the purchasing power of the RMB amount that we would receive from the conversion. On the other hand, any depreciation of RMB would adversely affect our ability to pay for foreign currency obligations.

In addition, we are subject to translation risks as our consolidated financial statements are reported in US$ while the financial statements of our Mainland PRC operating subsidiaries are prepared in RMB, the currency of the primary economic environment in which our operations are based, and the financial statements of some of our subsidiaries are prepared in Euros. We recorded currency translation loss of US$0.9 million, currency translation gain of US$1.5 million, and currency translation gain of US$0.3 million for the years ended December 31, 2021, 2022 and 2023, respectively. Accordingly, we may incur currency translation losses or gains due to translation of functional currency into the presentation currency which may adversely affect our financial position.

Our performance depends on the operating subsidiaries’ favorable labor relations with their employees. Any deterioration in these relations or a shortage of labor or a rise in labor costs may have an adverse effect on our operating results.

The operating subsidiaries’ manufacturing process is labor intensive and relies heavily on know-how and experience of their employees. With the introduction of automated production lines, the operating subsidiaries are becoming less reliant upon a significant number of skilled workers over time. However, the operation of automated production lines require workers with relevant experience and expertise. As such, the operating subsidiaries rely on a combination of skilled workers and experienced automated production line operating personnel to support their product development and manufacturing processes. As of December 31, 2023, the operating subsidiaries had a total of 510 employees for manufacturing. Our success is dependent on the operating subsidiaries’ ability to hire, train, retain and motivate their employees. If the employees of the operating subsidiaries are not satisfied with what the operating subsidiaries offer, such as remuneration package or working environment, the operating subsidiaries may not be able to retain them, or to replace them with personnel of appropriate skill set at comparable costs. In such event or in the event that the regions near the operating subsidiaries’ production facilities do not have a sufficiently sizable labor force, the operating subsidiaries may need to expend additional resources to attract and recruit suitable employees. Favorable labor relations are essential to our performance, and any material increase in our labor costs may have an adverse effect on our results of operations.

The operating subsidiaries maintain warehouses and/or offices in the Netherlands, the United Kingdom, France and Italy and hire local employees for the operations of these facilities. As a result, the operating subsidiaries are subject to labor laws of these European countries, which are relatively stringent.

As of December 31, 2023, the operating subsidiaries had 1,248 full-time employees, among whom 28 are located in European countries. Labor laws in Europe are generally more protective of employees. For instance, many countries in Europe have laws protecting employees from being terminated without proper cause with statutory advance notice or without paying employees severance compensation in statutorily determined amounts. In addition, in some European countries, the operating subsidiaries may be required to consult employee representatives or unions with respect to certain decisions the operating subsidiaries make that may impact their employees. As a result, these labor laws may be more costly to comply with, and could interfere with the operating subsidiaries’ ability to quickly adjust operations in response to market changes or business strategies.

Through our Mainland PRC subsidiaries, we enjoy certain preferential tax treatments and government grants from the government of the PRC. Expiration of, or changes to, these preferential tax treatments and government grants could have an adverse effect on our operating results.

Our profit is affected by the level of income tax that we pay and the preferential tax treatment to which we are entitled through our Mainland PRC subsidiaries. In recognition of its strong technology and production development capability, our key operating subsidiary, Jiangxi Yibo, has been accredited as a high-tech enterprise since 2013, which entitles Jiangxi Yibo to a preferential EIT rate of 15%, subject to the review and approval by the tax authorities every three years. The current accreditation was awarded to Jiangxi Yibo on December 14, 2022 with a validity period of three years, and prior to its expiration, Jiangxi Yibo will submit an application for the renewal of the high and new technology enterprise certificate. To renew this, Jiangxi Yibo is required to meet certain criteria, including among others, a certain level of research and development expenses and a certain number of employees dedicated to research and development, which are subject to the review and approval of the relevant authorities.

There is no assurance the PRC policies on preferential tax treatments will not change or that the current preferential tax treatments our Mainland PRC subsidiaries enjoy will not be canceled. If such change or cancelation occurs, Jiangxi Yibo may be subject to an EIT rate of 25%, and the resulting increase in our tax liability would have an adverse effect on our financial condition and results of operations.

We received government grants of US$0.9 million, US$1.2 million and US$0.5 million, respectively, during the fiscal years ended December 31, 2021, 2022 and 2023. Most of the government grants to our Mainland PRC subsidiaries are of a non-recurring nature and there is no assurance that our Mainland PRC subsidiaries would continue to enjoy the government grants at the historical levels, or at all. Any change, suspension or termination of these government grants we have received could materially and adversely affect our business, financial condition and results of operations.

We are subject to customer credit risk in collecting trade receivables.

The operating subsidiaries’ ODM products and white-label products are generally sold on credit terms ranging from 90 to 120 days and from 30 to 60 days respectively. The credit terms of online sales of branded products are 14 days. Our trade receivables were settled by either bank transfer or check. For the years ended December 31, 2021, 2022 and 2023, average turnover days of our trade receivables were 66.9 days, 66.5 days and 68.6 days, respectively, which were within our credit period. As of December 31, 2021, 2022 and 2023, our trade receivables were approximately US$26.9 million, US$24.9 million and US$31.3 million, respectively. For the years ended December 31, 2021, 2022 and 2023, approximately US$0.04 million and US$0.03 million of allowance for credit losses were recorded and US$0.01 million was reversed, respectively. For the years ended December 31, 2021, 2022 and 2023, write-off of our trade receivables were US$0.4 million, US$0.5 million and US$0.2 million, respectively. We maintain export credit insurance which covers material commercial risks and political risks in relation to our export transactions. There is no assurance that all such amounts due to us will be settled on time or at all. Accordingly, we face credit risk in collecting the trade receivable due from customers. Our liquidity and profitability will be adversely affected if significant amounts due to us are not settled on time or at all. The bankruptcy or deterioration of the credit condition of any major customers could also materially and adversely affect our business, financial condition and results of operations.

The operating subsidiaries may fail to maintain an effective quality control system and may be subject to claims by their customers in respect of product quality and compliance with relevant health and safety standards.

The quality of the operating subsidiaries’ products is vital to the success of our business in the industry. The operating subsidiaries’ quality control depends significantly on the effectiveness of their quality control system, which, in turn, depends on a number of factors, including the design of the system, the machines and equipment used, quality of their staff and related training programs and their ability to ensure that their employees adhere to internal quality control policies and guidelines. See “Item 4. Information on the Company —B. Business — Manufacturing and Quality Assurance — Quality Assurance.”

We and the operating subsidiaries may at times be involved in litigation or other legal proceedings during our ordinary course of business related to, among other things, product or other types of liability, labor disputes or contractual disputes that could have a material and adverse effect on our financial condition. If we or any operating subsidiary become involved in any litigation or other legal proceedings in the future, the outcome of such proceedings could be uncertain and could result in settlements or outcomes which negatively impact our reputation and our financial condition. In addition, any litigation or legal proceedings could incur substantial legal expenses as well as significant time and attention of our management, diverting their attention from our business and operations.

During the fiscal years ended December 31, 2021, 2022 and 2023, there were no material product recalls, product returns, product liability claims or customer complaints that adversely affected our business. There can be no assurance that the operating subsidiaries’ quality control system will continue to be effective. Any significant failure in or deterioration of the efficacy of the operating subsidiaries’ quality control system could damage their product quality and have an adverse effect on our reputation in the market among our existing or prospective customers. It will, in turn, lead to reduced orders or loss of customers in the future, thus severely harming our business, financial condition, results of operations and prospects. The end-users of our products may have the right to bring an action under the law of Mainland PRC and relevant jurisdictions.

There is no assurance that we or any operating subsidiary of ours would not be named as a defendant in a lawsuit or proceedings brought by end consumers in the future in respect of the operating subsidiaries’ products in the event that these products are found to be harmful for or detrimental to human health, resulting in illnesses or deaths of any persons. A successful claim against us or an operating subsidiary of ours in respect of the operating subsidiaries’ products or a material recall of these products may result in (i) significant financial costs to be incurred and management efforts to be spent in defending against such claim or other adverse allegations or rectifying such defects or making payment for damages; (ii) deterioration of our brand and corporate image; and (iii) material adverse effect on our business, financial condition and results of operations.

We have grown rapidly and expect to continue to expand our business in the future. If we fail to manage our growth or execute our growth strategies, our business and results of operations may be materially and adversely affected.

In the past few years, we experienced steady growth and, through our overseas subsidiaries, expanded our presence in the U.S. and Europe. Our revenue amounted to approximately US$141.5 million, US$142.1 million and US$150.2 million, respectively, while our gross profit amounted to approximately US$48.8 million, US$55.0 million and US$59.0 million, respectively, with gross profit margin of approximately 34.5%, 38.7% and 39.3%, respectively, for the years ended December 31, 2021, 2022 and 2023. Going forward, we expect to continue to expand our business and geographic coverage. We may not succeed in executing our growth strategies due to a number of factors, such as:

●	The operating subsidiaries may fail to develop their products which respond to market changes and meet customers’ demands and other factors;

●	The operating subsidiaries may not be successful to effectively market their products in new markets or promote new products in existing markets; and

●	The operating subsidiaries may fail to achieve the benefits we expect from expansion.

If we fail to successfully execute our growth strategies, our business, financial performance and prospects may be materially and adversely affected. In addition, our historical financial information is a mere analysis of our past performance and is not necessarily indicative of our financial condition, results of operations and changes in liquidity and capital resources in the future.

The operating subsidiaries’ insurance coverage may not be sufficient to cover all risks in relation to their business operations.

The operating subsidiaries maintain various insurance policies to safeguard against risks and unexpected events. The operating subsidiaries have purchased property insurance which covers all risks of physical loss, destruction or damage to their production facilities, the inventory of their products and their fixed assets. The operating subsidiaries also maintain trade insurance for their overseas transactions in certain other markets. However, there are certain types of losses, such as losses from war, acts of terrorism, outbreak of diseases, earthquakes, typhoons, flooding and other natural disasters for which the operating subsidiaries cannot obtain insurance at a reasonable cost or at all. See “Item 4. Information on the Company —B. Business Overview — Insurance.” If we experience events for which the operating subsidiaries are not insured, we would incur the resulting financial losses, and such losses may be substantial, particularly if the operating subsidiaries’ products are found to cause widespread injury, illness or death. Moreover, the operating subsidiaries’ insurance policies may include financial limits with respect to the losses from events for which they are insured. If we experience uninsured losses or losses in excess of the operating subsidiaries’ insurance coverage, it could materially and adversely affect our business, financial condition and results of operations.

Our business is dependent on the continuous operation of the operating subsidiaries’ production facilities.

The operating subsidiaries’ major production facilities are located in Xinyu City of Jiangxi Province in the PRC. These facilities are subject to operational risks, such as the breakdown or failure of major equipment, power supply or maintenance, performance below expected levels of output or efficiency, obsolescence, labor disputes, natural disasters, industrial accidents and the need to comply with the directives of relevant government authorities. Where events that limit the operating subsidiaries’ ability to operate their facilities occur, the operating subsidiaries may need to incur substantial additional expenses to repair or replace the damaged equipment or facilities. The temporary closing down of the operating subsidiaries’ production facilities would severely affect the operating subsidiaries’ daily production and business operation. If the operating subsidiaries’ production facilities were to be temporarily closed down, their ability to manufacture and supply products and ability to meet delivery obligations to their customers would be significantly disrupted, and the operating subsidiaries’ relationships with their customers could be damaged, which could materially and adversely affect our business, financial condition and results of operations. In order to conduct maintenance, statutory inspections and testing, the operating subsidiaries may carry out planned shutdowns from time to time. The operating subsidiaries may also shut down production lines from time to time to allow for capacity expansion and equipment upgrades. Although the operating subsidiaries take precautions to minimize the risk of any significant operational problems at their facilities, our business, financial condition and results of operations may be adversely affected by any disruption of operations at the operating subsidiaries’ facilities, whether caused by any of the factors mentioned above or otherwise.

The operating subsidiaries’ facilities and operations may require continuous and substantial investment and upgrading.

The operating subsidiaries have continued to invest and upgrade their production facilities to improve their production capabilities, increase their production lines, enhance the quality of their products, and increase the automation and cost-effectiveness of their products. The operating subsidiaries’ research and development team develops new products and optimizes their existing products, and the operating subsidiaries require substantial investment and upgrading to apply these research results and to expand their production capacity and enhance the automation processes. If our investment and upgrading costs are higher than anticipated, or our business does not develop as anticipated to appropriately utilize new or upgraded facilities, our costs and financial performance could be negatively affected.

The operating subsidiaries production facilities may be unable to maintain efficiency, encounter problems in ramping up production or otherwise have difficulty meeting their production requirements.

Our future growth will depend upon the ability of the operating subsidiaries to maintain efficient operations at their existing production facilities and their ability to expand production facility as needed. The current utilization of the existing production facilities at the Yibo industrial park has been steadily increasing and is already close to full capacity. During the fiscal years ended December 31, 2021, 2022 and 2023, the operating subsidiaries had increased their production capacity by installing additional production lines in the existing factory and implementing automation to the existing production lines. In addition, we plan to construct a comprehensive, multi-layer production center housing our production facilities through our Mainland PRC subsidiaries. See “Item 4. Information on the Company —B. Business Overview — Our Growth Strategies.” However, the construction schedule may be delayed due to various factors, and even if the new production center is constructed according to our planned schedule, our Mainland PRC subsidiaries may not be able to put into use additional production lines until 2024. In addition, the utilization rate of production facilities depends primarily on the demand for the operating subsidiaries’ products and the availability and maintenance of the operating subsidiaries’ equipment, but may also be affected by other factors, such as the availability of employees, a stable supply of electricity, and seasonal factors. In order to meet customers’ demands and advancements in technology, the operating subsidiaries maintain their production facilities on a regular basis. If the operating subsidiaries are unable to maintain their production facilities’ efficiency, the operating subsidiaries may be unable to fulfill purchase orders in a timely manner, or at all. This could have a negative impact on our business and results of operations.

The operating subsidiaries operate their branches and warehouses on leased properties and may not be able to control rental cost, quality, maintenance and management of these offices and warehouses, nor can the operating subsidiaries ensure they will be able to renew or find suitable premises to replace their existing offices and warehouses in the event their landlords refuse to renew the relevant lease agreements upon the expiry of the lease terms.

The operating subsidiaries lease the premises used as offices in the PRC, California, the Netherlands, the United Kingdom and France from independent third parties. The operating subsidiaries also lease premises used as warehouses in California, Pennsylvania, the Netherlands, the United Kingdom, France and Italy. See “Item 4. Information on the Company —B. Business Overview — Properties and Facilities.” Such premises and facilities were developed and/or maintained by the landlords to such premises and facilities. Accordingly, the operating subsidiaries are not in a position to effectively control the quality, maintenance and management of such premises and facilities. In the event the quality of the premises and facilities deteriorates, or if any or all of the landlords fail to properly maintain and renovate such premises or facilities in a timely manner, or if the operating subsidiaries are unable to successfully extend or renew our leases upon expiration of the current term on commercially reasonable terms or at all, the operating subsidiaries may be forced to relocate their branches, or the rental costs may increase significantly. The operating subsidiaries compete with many other businesses for sites in certain prime locations, and some landlords may have entered into long-term leases with the competitors of the operating subsidiaries for these locations. As a result, the operating subsidiaries may not be able to find desirable alternative locations without incurring significant time and financial costs. If this occurs, the operating subsidiaries’ operations may be disrupted and our results of operations could be materially and adversely affected.

In addition, our Mainland PRC subsidiaries did not register their lease agreements in the PRC with the relevant government authorities. See “Item 4. Information on the Company —B. Business Overview — Properties and Facilities.” Under the relevant Mainland PRC laws and regulations, our Mainland PRC subsidiaries may be required to register and file with the relevant government authority executed leases. While the lack of registration will not affect the validity and enforceability of the lease agreements, a fine ranging from RMB1,000 to RMB10,000 may be imposed on the parties for each non-registered lease in case our Mainland PRC subsidiaries do not observe an order issued by relevant government authority which require them to file the registration in a specific period of time. Our Mainland PRC subsidiaries may be subject to an aggregate maximum penalty of RMB50,000 for all five unregistered lease agreements in Mainland PRC. Our Mainland PRC subsidiaries may incur additional expenses if any fines were imposed upon them, which may adversely affect our business and results of operations.

The operating subsidiaries’ production and sales are affected by seasonality.

Our operating results are affected by the seasonality of the orders received by the operating subsidiaries. The operating subsidiaries typically experience slightly lower revenue in the fourth quarter every year due to the decrease in demand for toner cartridges in offices before and during the Christmas holidays. As the majority of the operating subsidiaries’ customers are located in North America and Europe, the demand for printers used in offices and schools tends to decrease when these customers are on vacation during those periods. We expect such pattern to continue in the future. Due to these seasonal consumption patterns which are outside of our control, our operating results and financial condition may fluctuate from period to period.

Our success depends on the continuing efforts of our senior management team and other key employees.

We depend on the continued contributions of our senior management and other key employees, including, in particular, Mr. Weidong Gu, our founder and chairman of our board of directors. Mr. Gu has extensive experience as an engineer of which more than 20 years of experience are in the compatible toner cartridge industry. Our future success also depends on our other key personnel, including financial, sales and marketing and research and development staff. If any of our senior executives or key personnel leaves us and we fail to effectively manage a transition to new personnel in the future, or if we fail to attract and retain qualified and experienced professionals on acceptable terms, our business, financial condition and results of operations could be adversely affected. Moreover, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, the operating subsidiaries may lose customers, key professionals and sales staff members. All our executive officers and many key personnel are subject to the duty of confidentiality and non-competition restrictions. However, if any disputes arise between any of our senior executives or key personnel and us, there are uncertainties regarding whether we will be able to successfully pursue legal actions against these individuals because of the uncertainties of China’s legal systems and complexities of legal systems of foreign jurisdictions. Moreover, even if we succeed before a court of law, the compensation we would receive is unlikely to be sufficient to mitigate the negative impact on our business and future operations.

Failure or security breach of the operating subsidiaries’ information technology system may disrupt their operations.

The operating subsidiaries increasingly rely on information technology systems to process, transmit and store information in relation to their operations. For example, all of the operating subsidiaries’ production facilities, production processes and inventory management system utilize information technology to maximize efficiencies and minimize costs. The operating subsidiaries’ information technology systems may be vulnerable to interruption due to a variety of events beyond their control, including but not limited to, natural disasters, telecommunications failures, computer viruses, hacking and other security issues. Any such interruption to the operating subsidiaries’ information technology system could disrupt their operations and negatively impact their production capacity and ability to fulfill sales orders, which could have an adverse effect on our business, financial condition and results of operations.

The operating subsidiaries are subject to the policies of the online selling platform on which the operating subsidiaries operate their online retail stores. Failure to comply with the policies or any changes to which could lead to imposition of penalties by the platform or increased cost for compliance.

As of December 31, 2023, we had 11 operating subsidiaries which operated online retail stores on Amazon and other online selling platforms. Our revenue generated from the online retail stores was approximately US$25.7 million, US$11.5 million and US$11.4 million, accounting for approximately 18.1%, 8.1% and 7.6% of our total revenue generated for the years ended December 31, 2021, 2022 and 2023, respectively. The products the operating subsidiaries offer for sale on the online selling platform must comply with the requirements and restrictions of the platform, including all applicable platform policies, and all applicable laws and regulations. The platform has adopted comprehensive policies including general policies, intellectual property policies, product and requirements, shipping and tax policies. We cannot assure you that the operating subsidiaries will be in compliance with the policies or any other new policies, or that the operating subsidiaries would be able to efficiently change their business practice in line with the new policies. Any changes to the platform policies or to the interpretation or enforcement thereof may increase our operating costs. Any such failure in compliance or increased operating costs could materially and adversely affect our business, financial condition and results of operations.

Non-compliance with existing and future health, safety and environmental policies, laws, rules and regulations may lead to imposition of fines penalties and other liabilities and our compliance costs may increase if environmental protection laws become more onerous.

The operating subsidiaries’ operations are subject to the health, safety and environmental policies, laws, rules and regulations of each local jurisdiction where the operating subsidiaries operate. For instance, applicable PRC laws and regulations, among other things, require manufacturers to ensure that the production plants and facilities meet the requirements of the relevant production safety laws, regulations and standards, conduct an environmental impact assessment before engaging in new construction projects, receive approval and pass environmental acceptance check before the commencement of production, pay fees in connection with activities that discharge waste materials, properly manage and dispose of hazardous substances, and impose fines and other penalties on activities that threaten or contaminate the environment. Currently, all of the operating subsidiaries’ production facilities are located in Mainland PRC, but the operating subsidiaries may still be required to comply with environmental laws in relation to waste discharge of countries where the operating subsidiaries operate their warehouses. For instance, in European Union countries the operating subsidiaries may be subject to stricter environmental laws and regulation, including specific requirements of methods and location for waste discharge and disposal of hazardous substances.

Any violation of the applicable health, safety and environmental policies, laws, rules or regulations may result in orders of corrections, fines, shutdown of production and obligation to take corrective measures. In addition, any violation which is criminal in nature may result in criminal sanction. Moreover, violations of health, safety and environmental policies, laws, rules and regulations or other related incidents may result in liabilities to third parties. Consequently, any non-compliance incidents could materially and adversely affect our business, financial condition and results of operations.

Further, there can be no assurance that any local government will not change existing laws or adopt more stringent practice as to the enforcement of health, safety and environmental regulations. Due to the uncertainty of regulatory developments and interpretation of laws and regulations, and the amount of related expenditures we may need to incur beyond those currently anticipated, we also cannot assure you that we will be in full compliance with the health, safety and environmental regulations at all times. If such costs become prohibitively expensive, we may be forced to adjust, limit or cease certain aspects of our business operations.

Recent joint statement by the SEC and the PCAOB proposed rule changes submitted by Nasdaq, and Consolidated Appropriations Act recently enacted all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. Under the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, if the PCAOB is unable to inspect the company’s auditors for two consecutive years, the issuer’s securities are prohibited to trade on a national exchange.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the Holding Foreign Companies Accountable Act, including the listing and trading prohibition requirements described above. In May 2021, the PCAOB issued for public comment a proposed rule related to the PCAOB’s responsibilities under the Holding Foreign Companies Accountable Act, which, according to the PCAOB, would establish a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The proposed rule was adopted by the PCAOB in September 2021, pending the final approval of the SEC to become effective.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and reduced the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. The decrease in non-inspection years would reduce the time period before our securities may be prohibited from trading or delisted.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong because of positions taken by Mainland PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such determination, as mandated under the Holding Foreign Companies Accountable Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCAA.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended that the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the Holding Foreign Companies Accountable Act. However, some of the recommendations were more stringent than the Holding Foreign Companies Accountable Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the Holding Foreign Companies Accountable Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The SEC has also announced amendments to various annual report forms to accommodate the certification and disclosure requirements of the Holding Foreign Companies Accountable Act. There could be additional regulatory or legislative requirements or guidance that could impact us if our auditor is not subject to PCAOB inspection. The implications of this possible regulation or guidance in addition to the requirements of the Holding Foreign Companies Accountable Act are uncertain.

If for whatever reason the PCAOB is unable to conduct full inspections of our auditor, such uncertainty could cause the market price of our Class A ordinary shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter”. If our securities were unable to be listed on another securities exchange by then, such a delisting or prohibition from trading would substantially impair your ability to sell or purchase our Class A ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Class A ordinary shares.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Sugar Land, Texas, and is subject to inspection by the PCAOB, with the most recent inspection in 2022. Additionally, it is not subject to the determination issued by the PCAOB on December 16, 2021.

Even though the audit workpapers prepared by our independent registered public accounting firm for auditing our Company can be inspected by the PCAOB according to its December 2022 determination, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Any lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China and the investors may be deprived of the benefits of such PCAOB inspections as a result. Should PCAOB become unable to conduct inspections of auditors in China, it will be more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Furthermore, the Holding Foreign Companies Accountable Act, which requires that the PCAOB be permitted to inspect the issuer’s public accounting firm within two years, as amended by the Consolidated Appropriations Act, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time.

The recent developments would add uncertainties to our offering and may result in prohibitions on the trading of our Class A ordinary shares on the Nasdaq Stock Market, if our auditors fail to meet the PCAOB inspection requirement in time.

We face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics. The COVID-19 pandemic has endangered the health of many people and significantly disrupted travel and economic activities both in China and across the world. For the fiscal years ended December 31, 2021, 2022 and 2023 our business operations and results of operations were not significantly negatively impacted by the COVID-19 pandemic. Our revenue grew from US$141.5 million for the year ended December 31, 2021 to US$142.1 million for the year ended December 31, 2022, representing a CAGR of 0.4%. Our net profit increased from US$4.9 million for the year ended December 31, 2021 to US$7.2 million for the year ended December 31, 2022, representing a CAGR of 47.1%. Our revenue grew from US$142.1 million for the year ended December 31, 2022 to US$150.2 million for the year ended December 31, 2023, representing a CAGR of 5.7%. Our net profit increased from US$7.2 million for the year ended December 31, 2022 to US$7.8 million for the year ended December 31, 2023, representing a CAGR of 7.4%.

However, as COVID-19 continues to evolve into a worldwide health crisis, it has adversely affected the global economy. The future development of the COVID-19 pandemic around the globe is still uncertain and cannot be predicted. Since we derive our revenue from U.S. and Europe, we may experience materially negative impact due to COVID-19 on our operations and financial performance to the extent that the COVID-19 pandemic harms China or the global economy generally.

The operating subsidiaries have also elected to take advantage of certain beneficial governmental policies in response to COVID-19 pandemic, including temporarily reduced social insurance contribution requirements. At this time, under the negative economic impact of COVID-19 pandemic, we estimate that companies will choose budget-friendly office products. Compatible toner cartridges, as the cost-effective alternative for original-brand toner cartridges, may experience higher demand in such period. We expect that the general demand from companies for corporate printing and toner cartridges, comprising of both compatible and original-brand toner cartridges, will increase if the COVID-19 pandemic becomes even more under control in the future.

In recent years, there have been other breakouts of epidemics in China and globally. Our operations could be disrupted if one of our employees is suspected of having H1N1 flu, avian flu, or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the PRC economy in general.

We are also vulnerable to natural disasters and other calamities. Any future outbreak of contagious diseases, extreme unexpected bad weather or natural disasters would adversely affect our business operations. If there is a recurrence of an outbreak of certain contagious diseases or natural disasters, our production facilities may be temporarily closed and our operations may be suspended. Government advices regarding, or restrictions on, holding offline events, in the event of an outbreak of any contagious disease or occurrence of natural disasters may have a material adverse effect on our business and operating results.

We may face risks related to the ongoing Russian invasion of Ukraine and any other conflicts that may arise on a global or regional scale which could adversely affect our business and results of operations.

The recent outbreak of war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our customers’ business and our business. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control.

Russia’s invasion of Ukraine has led to, and may lead to immediate impact on the global economy, result in higher energy prices and higher prices for certain raw materials and goods and services, which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets and supply and distribution chains for certain raw materials and goods and services on an unprecedented scale. The impact of the sanctions has also included disruptions to financial markets, an inability to complete financial or banking transactions, restrictions on travel and an inability to service existing or new customers in a timely manner in the affected areas of Europe. The Russian Federation could resort to cyberattacks and other action that impact businesses across the United States, the European Union and other nations across the globe including those without any direct business ties to the Russian Federation. The Russian invasion of Ukraine has continued to escalate without any resolution of the invasion foreseeable in the near future with the short and long-term impact on financial and business conditions in Europe remaining highly uncertain.

The U.S. and the European Union responded to Russia’s invasion of Ukraine by imposing various economic sanctions on the Russian Federation to which the Russian Federation has responded in kind. The United Kingdom, Japan, South Korea, Australia and other countries across the globe have imposed their own sanctions on the Russian Federation. The United States, the European Union and such other countries acting together or separately could impose wider sanctions or take further actions against the Russian Federation if the conflict continues to escalate. Multinational corporations and other corporations and businesses with business and financial ties to the Russian Federation have either reduced or eliminated their ties to the Russian Federation in a manner that often exceeds what is required pursuant to sanctions by these countries.

Our revenue generated from Russia were $5.7 million, $5.5 million and $6.3 million for the years ended December 31, 2021, 2022 and 2023, representing 4.0%, 3.9% and 4.2% of our total revenues, respectively. Our revenue generated from Eastern Europe were $15.8 million, $15.2 million and $13.6 million for the years ended December 31, 2021, 2022 and 2023, representing 11.2%, 10.7% and 9.1% of our total revenue, respectively. As of the date of this annual report, we do not believe that our business segments, products, lines of service, projects, or operations have been materially impacted by the global supply chain disruptions resulted from the military invasion of Ukraine by Russia and we cannot guarantee that we will not be materially impacted by the economic uncertainty and volatility in the markets in the future, especially in light of Russia’s invasion of Ukraine. To mitigate any supply chain risks we may face in the future, we are increasing our purchase from suppliers located in close proximity to our production facilities, and intend to negotiate purchase agreements with our suppliers and source raw materials with fixed pricing and delivery commitments. We will continue to assess and respond where appropriate to any direct or indirect impact that the Russian invasion of Ukraine has on the availability or pricing of the raw materials for our products, manufacturing and supply, if any, and distribution chains for our products and on the pricing and demand for our products.

In addition, any deterioration in credit markets resulting directly or indirectly from the ongoing Russian invasion of Ukraine could limit our ability to obtain external financing to fund our operations and capital expenditures. Adverse economic conditions may also result in a higher rate of losses on accounts receivables that we accrue in the future due to credit defaults. As a result, a downturn in the worldwide economy resulting from the Russian invasion of Ukraine and other conflicts with a global impact that may arise from time to time could have a material adverse effect on our business, results of operations, and/or financial condition.

Changes in the general worldwide economic and political environment could reduce the demand for cruises.

The demand for our products is affected by international, national and local economic and market conditions. Adverse changes in the perceived or actual economic climate in North America, Europe or globally, such as volatility in raw material prices, higher interest rates, inflation, higher unemployment rates, higher taxes or changes in governmental policies could reduce the level of income or consumer confidence in the countries from which our products are sold. Consequently, this may negatively affect demand for our products. In addition, inflation or any other increase in the cost of goods purchased by us as a result of economic and market conditions would increase our production costs and we may not be able to offset these cost increases without raising prices. Any decrease in demand for toner cartridge products could result in price discounting, which, in turn, could adversely affect our business, financial condition and results of operations. Changes in the general political environment (including an outbreak of armed conflict, such as the Israel-Hamas conflicts) could also impact economic and market conditions and cause an increase in the cost of goods or affect the supply chain.

Changes in international, national and local political conditions could also reduce the demand for our toner cartridge products. For example, Russia’s adverse relationship with the United States, European countries and others, including as a result of the Russia-Ukraine conflict, has affected the public’s attitude towards visiting Russia, Ukraine and other Eastern European countries, which has led to declining demand for cruises in those regions. Likewise, continued political unrest in the Middle East, including as a result of the Israel-Hamas conflict, may adversely affect the economy in the region. Even after resolution of the Russia-Ukraine and Israel-Hamas conflicts, there is no guarantee that demand for toner cartridge products in these regions will return.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, companies operating in Mainland China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of their employees up to a maximum amount specified by the local government from time to time at locations where the businesses are operated. During the fiscal years ended December 31, 2021, 2022 and 2023, our Mainland PRC subsidiaries did not make adequate contributions to social insurance plans for certain employees. We cannot assure you that these employees will not complain to the relevant authorities regarding the basis of how our Mainland PRC subsidiaries had made the contribution for them, which may in turn result in the relevant authorities ordering our Mainland PRC subsidiaries to make supplemental contribution and/or imposing late fees or fines on our Mainland PRC subsidiaries, among other things. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Risks Relating to Doing Business in the PRC

Adverse changes in economic, political and social conditions of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

The operating subsidiaries’ production facilities are located in Xinyu City, Jiangxi Province, the PRC. Besides, the operating subsidiaries have one distribution center in Zhongshan City, Guangdong Province, the PRC. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most of the developed countries in any respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to lay a significant role in regulating industry development by imposing industry policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for the operating subsidiaries’ products and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Changes to the PRC legal system could have an adverse effect on us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. The uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

The Chinese government exerts substantial influence over the manner in which the PRC subsidiaries must conduct their business activities and may intervene or influence their operations at any time, which could result in a material change in their operations and the value of our Class A ordinary shares.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China through our PRC subsidiaries may be harmed by changes in laws and regulations in China, including those relating to securities regulation, data protection, cybersecurity and mergers and acquisitions and other matters. The PRC central or local governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our and our PRC subsidiaries’ compliance with such regulations or interpretations.

Government actions in the future could significantly affect economic conditions in China or particular regions thereof and could require our PRC subsidiaries to materially change their operating activities or divest ourselves of any interests we hold in Chinese assets. Our PRC subsidiaries’ business may be subject to various government and regulatory interference. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our PRC subsidiaries’ operations could be adversely affected, directly or indirectly, by changes to existing laws or implementation of future laws and regulations relating to their business or industry.

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council of the PRC (the “State Council”) jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. The Chinese cybersecurity regulator announced on July 2 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and Boss of KANZHUN LIMITED (Nasdaq: BZ).

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, five supporting guidelines, as well as the Notice on Filing Management Arrangements for Overseas Listings of Domestic Enterprises, which came into effect on March 31, 2023. According to the Administration Measures and the Notice, overseas offering and listing refers to overseas offerings by domestic companies of equity shares, depository receipts, convertible corporate bonds, or other equity-like securities, and overseas listing of the securities for trading. Overseas offering and listing, which is specifically divided into direct overseas offerings and listing and indirect overseas offerings and listing, shall be filed in accordance with the Administration Measures. According to the Notice, domestic companies that have submitted valid applications for overseas issuance and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the date of effectiveness of the Administration Measures can reasonably arrange the timing of filing applications and should complete the filing before the overseas issuance and listing. Our submission of a listing application will fall into the scope of overseas offering and listing provisions in the Administration Measures. After the effectiveness of the Administration Measures, we will be required to file with the CSRC in accordance with the Administration Measures and complete the filing before the overseas issuance and listing. On September 25, 2023, we received CSRC’s approval of our initial public offering under the Administration Measures. Since January 25, 2024, our Class A ordinary shares have been listed on the Nasdaq. In the future, in the event that we conduct any subsequent offerings, we could be subject to filing requirements with the CSRC. In such event, if our filing procedures were not completed according to the Administration Measures or if our filing materials contain false records, misleading statements or material omissions, the CSRC may order rectify such non-compliance, issue a warning, and impose a fine of not less than RMB1 million and not more than RMB10 million. We cannot assure you that the PRC government will publish any further clarifications or detailed rules and regulations on overseas listing, or as to how such rules and regulations will be interpreted or implemented, and we cannot assure you that the PRC regulatory agencies will not adopt any new laws, regulations, rules, or detailed implementation and interpretation. These risks could completely hinder our ability to offer or continue to offer securities to investors or cause such securities to significantly decline in value or become worthless.

Furthermore, according to the Administration Measures, an overseas offering and listing is prohibited under any of the following circumstances:(1) if the intended securities offering and listing falls under specific clauses in national laws and regulations and relevant provisions prohibiting such financing activities; (2) if the intended securities offering and listing in an overseas market may endanger national security, as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if, in the past three years, the domestic company or its controlling shareholders and actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy; (4) the domestic company is currently under judicial investigation for suspicion of criminal offenses or under investigation for suspicion of major violations, and no clear conclusion has been reached; (5) if there are material ownership disputes over equity held by the controlling shareholder or by shareholders under the control of the actual controllers. As of the date of this annual report, we do not fall under any of the abovementioned circumstances that might prohibit us from subsequent overseas offerings and continued listing.

On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, issued the Confidentiality and Archives Management Provisions, which became effective on March 31, 2023. These provisions expanded the applicable scope of the regulation to indirect overseas offerings and listings by companies based in Mainland China and emphasized the confidentiality and archive management duties of such companies during the process of overseas offerings and listings.

On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures which became effective on February 15, 2022, and replaced the original Cybersecurity Review Measures promulgated on April 13, 2020. Pursuant to the Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information also shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas. In the opinion of JunHe LLP, our PRC legal counsel, our business operations do not currently involve the procurement of network products and services as critical information infrastructure operators, or data processing as network platform operators. JunHe LLP has advised us that the Cybersecurity Review Measures do not currently apply to our Company, and we are not required to conduct cybersecurity review.

Given that the above-mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, their interpretation, application and enforcement are yet to be published by relevant PRC authorities, and the impact of such laws, regulations and policies on the business operations of the PRC subsidiaries are subject to substantial uncertainties. See “— The approval of relevant PRC regulatory authorities and compliance procedures may be required in connection with our future offerings and, we cannot predict whether we will be able to obtain such approval.”

We may rely on dividends and other distributions on equity paid by our Mainland PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Mainland PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands and we operate our business through our subsidiaries, including our subsidiaries based in Mainland PRC. Therefore, the availability of funds to us to pay dividends to our shareholders and to service our indebtedness depends upon dividends received from these subsidiaries. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our Mainland PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with Mainland PRC accounting standards and regulations. In addition, each of our Mainland PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. If our Mainland PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our Mainland PRC subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business. Under the Law of the PRC on Enterprise Income Tax and Regulations for the Implementation of the Law on Enterprise Income Tax, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our Mainland PRC subsidiary, Jiangxi Yibo, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with Mainland China that provides for a reduced rate of withholding tax. The Cayman Islands, where our Company, the ultimate parent company of our Mainland PRC subsidiary, Jiangxi Yibo, was incorporated, does not have such a tax treaty with Mainland China. Hong Kong has a tax arrangement with Mainland China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. Aster HK, which directly owns our Mainland PRC subsidiary, Jiangxi Yibo, is incorporated in Hong Kong. However, if Aster HK is not considered to be the beneficial owner of dividends paid to it by Jiangxi Yibo under the tax circulars promulgated in February and October 2009, such dividends would be subject to withholding tax at a rate of 10%. If our Mainland PRC subsidiary, Jiangxi Yibo, declares and distributes profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our Company.

Products exported from our Mainland PRC subsidiaries’ production base to the United States may be subject to high tariff rates under the trade war between the United States and the PRC, which could adversely affect our sales volumes, profitability and results of operations.

For the years ended December 31, 2021, 2022 and 2023, we derived revenue from offline sales in the U.S. amounting to approximately US$54.4 million, US$63.7 million and US$78.6 million, respectively, representing 47.0%, 48.8% and 56.6%, respectively, of our total revenue from offline sales for the respective years. In the event of any adverse actions taken by the U.S. with respect to continued trade or enactment of legislation that restricts trade with China, the operating subsidiaries will be subject to possible sales interruptions, cancellations of orders or increase in costs, and our revenue generated from the U.S. may decline as a result.

In September 2018, the Office of the United States Trade Representative (USTR) released a list of approximately US$200 billion worth of Chinese imports that would be subject to additional tariffs. On August 1, 2019, the USTR released a list of approximately US$300 billion worth of Chinese imports that would be subject to additional tariffs, including empty cartridges for typewriter, of plastics, expecting to take effect from December 1, 2019. The U.S. government has also announced on August 23, 2019, a 15% tariff will be imposed on approximately US$300 billion worth of Chinese goods, which will become effective in two batches, on September 1, 2019 and December 15, 2019 respectively. Such tariffs are shared between upstream toner cartridge manufacturers and downstream end customers, which may cause decrease in gross profit margin. Under such tariff treatment, the cost for our customers in procuring toner cartridge products from the operating subsidiaries will inevitably increase, making their products less price competitive than the competitors of the operating subsidiaries who are not subject to such tariff. To minimize the effect of the tax levied, the operating subsidiaries’ customers may want to impose new terms and pass, in part or in whole, the additional costs onto the operating subsidiaries. If the trade restrictions intensify, the relevant customer may even shift to source their products outside the PRC instead from the operating subsidiaries. After the U.S. and the PRC governments reached the Phase One trade agreement on December 13, 2019 and subsequently signed on January 15, 2020, the U.S. government announced that the imposition of 15% tariff on the second batch of goods would be suspended indefinitely. In addition, the 15% tariff on the first batch of goods was reduced from 15% to 7.5% since February 14, 2020. There is no guarantee that the trade relations between the U.S. and the PRC will remain stable in the future and we cannot predict whether and how any potential change in their relationship will impact the ability of the operating subsidiaries to export their products from the PRC to the U.S. in the future. Any deterioration in the relationship between the U.S. and the PRC could further increase the costs of exported products to the U.S. for the operating subsidiaries or limit the ability of the operating subsidiaries to export their products to the U.S., which could have an adverse effect on our business, financial condition and results of operations.

PRC regulations of loans and direct investment by offshore holding companies to Mainland PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our Mainland PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may transfer funds to our Mainland PRC subsidiaries or finance our Mainland PRC subsidiaries by means of shareholders’ loans or capital contributions. Any loans to our Mainland PRC subsidiaries, which are foreign-invested enterprises, cannot exceed a statutory limit, and shall be filed with the SAFE or its local counterparts. Furthermore, any capital contributions we make to our Mainland PRC subsidiaries shall be registered with the PRC State Administration for Market Regulation or its local counterparts and filed with the MOFCOM or its local counterparts.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19. SAFE Circular 19, however, allows foreign invested enterprises in Mainland China to use their registered capital settled in RMB converted from foreign currencies to make equity investments, but the registered capital of a foreign invested company settled in RMB converted from foreign currencies remains not allowed to be used, among other things, for investment in the security markets, or offering entrustment loans, unless otherwise regulated by other laws and regulations. On June 9, 2016, SAFE further issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which, among other things, amended certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign invested company is regulated such that Renminbi capital may not be used for purposes beyond its business scope or to provide loans to non-affiliates unless otherwise permitted under its business scope. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, which removes the restrictions on domestic equity investments by non-investment foreign-invested enterprises with their capital funds, provided that certain conditions are met. The applicable foreign exchange circulars and rules may limit our ability to transfer the net proceeds from our offerings to our Mainland PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our business, financial condition, and results of operations.

Restrictions on the remittance of Renminbi into and out of Mainland China and government control of currency conversion may limit our ability to pay dividends and other obligations and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and the remittance of currency out of Mainland China. We receive a significant portion of our revenues in U.S. dollars. Despite that, we may still rely on dividend payments from our Mainland PRC subsidiaries to fund any additional cash and financing requirements we may have. Shortages in the availability of foreign currency may restrict the ability of our Mainland PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. However, approval from or registration or filings with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of Mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Pursuant to SAFE Circular 19, a foreign-invested enterprise may convert up to 100% of the foreign currency in its capital account into Renminbi on a discretionary basis according to the actual needs. The SAFE Circular 16 provides for an integrated standard for conversion of foreign exchange under capital account items on a discretionary basis, which applies to all enterprises registered in Mainland China. In addition, SAFE Circular 16 has narrowed the scope of purposes for which an enterprise must not use the Renminbi funds so converted, which include, among others, (i) payment for expenditure beyond its business scope or otherwise as prohibited by the applicable laws and regulations, (ii) investment in securities or other financial products other than banks’ principal-secured products, (iii) provision of loans to non-affiliated enterprises, except where it is expressly permitted in the business scope of the enterprise, and (iv) construction or purchase of non-self-used real properties, except for real estate developers. The PRC government may at its discretion further restrict access to foreign currencies for current account transactions or capital account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency needs, we may not be able to pay dividends in foreign currencies to our shareholders. Further, there is no assurance that new regulations will not be promulgated in the future that would have the effect of further restricting the remittance of Renminbi into or out of Mainland China.

Fluctuations in exchange rates could result in foreign currency exchange losses.

The value of Renminbi against the U.S. dollar and other currencies fluctuates, is subject to changes resulting from the PRC government’s policies and depends to a large extent on domestic and international economic and political developments as well as supply and demand in the local market. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any depreciation of the Renminbi may adversely affect the value of, and any dividends payable on, our Class A ordinary shares in foreign currency. In addition, there are limited instruments available for us to reduce our foreign currency risk exposure at reasonable costs. All of these factors could materially and adversely affect our business, financial condition, results of operations, and prospects, and could reduce the value of, and dividends payable on, our Class A ordinary shares in foreign currency terms.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in Mainland PRC may adversely affect our business and results of operations.

The Standing Committee of the National People’s Congress enacted the Labor Contract Law in 2008 and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. If our Mainland PRC subsidiaries fail to make adequate social insurance and housing fund contributions, they may be subject to fines and legal sanctions, and our business, financial conditions and results of operations may be adversely affected. During the fiscal years ended December 31, 2021, 2022 and 2023, our Mainland PRC subsidiaries did not make adequate contributions to the social insurance and/or housing fund for certain employees as they voluntarily waived the contributions by our Mainland PRC subsidiaries. See “Business — Legal Proceedings.” Our Mainland PRC subsidiaries received confirmations from relevant local authorities that they were not subject to any penalty for failing to make full contributions to the social insurance fund and housing fund during the fiscal years ended December 31, 2021, 2022 and 2023.

These laws designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our Mainland PRC subsidiaries’ employment practices may not be at all times be deemed in compliance with the regulations. As a result, our Mainland PRC subsidiaries could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

Mainland PRC laws and regulations establish more complex procedures for some acquisitions of Mainland PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in Mainland China.

A number of Mainland PRC laws and regulations, including the M&A Rules, the Anti-monopoly Law promulgated by the Standing Committee of the National People’s Congress in August 2007, the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the Ministry of Commerce in August 2011, and the Measures for the Security Review of Foreign Investment promulgated by the National Development and Reform Commission of the PRC, or NDRC and the Ministry of Commerce in December 2020 have established procedures and requirements that are expected to make merger and acquisition activities in Mainland China by foreign investors more time-consuming and complex. These include requirements in some instances that the approval from the Ministry of Commerce be obtained in circumstances where overseas companies established or controlled by Mainland PRC enterprises or residents acquire affiliated domestic companies. Mainland PRC laws and regulations also require certain merger and acquisition transactions involving an industry that implicates national security to be subject to merger control review or security review.

In the future, we may further grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the Ministry of Commerce or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in Mainland China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “— Risks Relating to the Class A ordinary shares and the Trading Market — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

PRC regulations relating to the establishment of offshore special purpose companies by Mainland PRC residents may subject our Mainland PRC resident beneficial owners or our Mainland PRC subsidiaries to liability or penalties, limit our ability to inject capital into our Mainland PRC subsidiaries, limit our Mainland PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, was promulgated by the SAFE in July 2014 that requires Mainland PRC residents or entities to register with SAFE or its local branch, currently with local bank according to Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment issued by SAFE on February 13, 2015, in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, any Mainland PRC resident who is a direct or indirect shareholder of an offshore company is required to update the previously filed registration with the local branch of the SAFE, with respect to that offshore company, to reflect any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger or division. These regulations apply to our shareholders who are Mainland PRC residents and may apply to any offshore acquisitions that we make in the future.

We have requested Mainland PRC residents holding direct or indirect interest in our Company to our knowledge to make the necessary applications, filings and amendments as required by applicable foreign exchange regulations. We are committed to complying with and to ensuring that our shareholders who are subject to the regulations will comply with the relevant SAFE rules and regulations. However, due to the inherent uncertainty in the implementation of the regulatory requirements by PRC authorities, such registration might not be always practically available in all circumstances as prescribed in those regulations. In addition, we may not always be able to compel them to comply with SAFE Circular 37 or other related regulations. We cannot assure you that the SAFE or its local branches will release explicit requirements or interpret the relevant Mainland PRC Laws otherwise. Failure by any such shareholders to comply with SAFE Circular 37 may result in restrictions on the foreign exchange activities of the relevant Mainland PRC enterprise and may also subject the relevant Mainland PRC resident to penalties under the PRC foreign exchange administration regulations. To the best of our knowledge, our shareholders who are being subject to SAFE regulations have completed all necessary registrations required by the SAFE Circular 37.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject any Mainland PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, Mainland PRC citizens and non-Mainland PRC citizens who reside in Mainland China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the Mainland PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. In the event that we adopt a share incentive plan in the future, we and our executive officers and other employees who are Mainland PRC citizens or who reside in Mainland China for a continuous period of not less than one year and who are granted options are subject to these regulations. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our Mainland PRC subsidiaries and limit our Mainland PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under Mainland PRC law.

In addition, the State Administration of Taxation of the PRC, or the SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in Mainland China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our Mainland PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our Mainland PRC subsidiaries’ employees fail to pay or our Mainland PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, our Mainland PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

The approval of relevant PRC regulatory authorities and compliance procedures may be required in connection with our future offerings and, we cannot predict whether we will be able to obtain such approval.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. Moreover, on December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures which became effective on February 15, 2022, and replaced the original Cybersecurity Review Measures promulgated on April 13, 2020. In accordance with the Cybersecurity Review Measures, network platform operators holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad.

On November 14, 2021, the National Internet Information Office issued the “Regulations on Network Data Security Management (Draft for Solicitation of Comments),” or the Draft for Comment. The Draft for Comment requests data processors, Internet platform operators and large-scale network operators to comply with the obligation of cybersecurity protection when carrying out data processing activities. A data processor identified in the Draft for Comment refers to an individual and an organization that independently decides the processing purpose and method in data processing activities. In accordance with the Draft for Comment, an Internet platform operator refers to a data processor that provides users with Internet platform services such as information release, social interaction, transaction, payment, audio-visual and so on, while large-scale Internet platform operators refer to those who have more than 50 million users, handle a large amount of personal information and important data, and have strong social mobilization ability and market dominance. Meanwhile, the Draft for Comment also provides that if data processors handling personal information of more than one million people intend to become listed overseas, they shall abide by the relevant regulations and apply for cybersecurity review. In the opinion of JunHe LLP, our business operations do not currently involve data processing and therefore do not fall under the definition of “data processors.” We also do not fall under the definition of Internet platform operator and large-scale network operator. JunHe LLP has advised us that we are not required to conduct cybersecurity review even after the Draft for Comment coming into effectiveness.

However, there remains uncertainties as to how the measures will be enacted, interpreted or implemented, and whether they will affect us. If we inadvertently conclude that the Cybersecurity Review Measures do not apply to us, or applicable laws, regulations, or interpretations change and it is determined in the future that Cybersecurity Review Measures become applicable to us, we may be subject to review when conducting data processing activities and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices. We may incur substantial costs in complying with the Cybersecurity Review Measures, which could result in material adverse changes in our business operations and financial position. If we are not able to fully comply with the Cybersecurity Review Measures, our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and our securities may significantly decline in value or become worthless.

As the aforementioned policies evolve and any related implementation rules are enacted, we may be subject to additional compliance requirement in the future. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

If we are classified as a Mainland PRC resident enterprise for Mainland PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-Mainland PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of Mainland PRC with its “de facto management body” within Mainland PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular (“SAT Circular 82”), which provides certain specific criteria for determining whether the “de facto management body” of a Mainland PRC-controlled enterprise that is incorporated offshore is located in China. One of the criteria is that a company’s major assets, accounting books and minutes and files of its board and shareholders’ meetings are located or kept in Mainland PRC. In addition, the SAT issued Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) on July 27, 2011, effective from September 1, 2011, providing more guidance on the implementation of the SAT Circular 82. This bulletin clarifies matters including residence status determination, post-determination administration and competent tax authorities. Although both the SAT Circular 82 and the bulletin only apply to offshore enterprises controlled by Mainland PRC enterprises or Mainland PRC enterprise groups, not those controlled by Mainland PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises.

We believe none of our entities outside of Mainland China is a Mainland PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in Mainland China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that our Company or any of our subsidiaries outside of Mainland China is a Mainland PRC resident enterprise for PRC enterprise income tax purposes, then our Company or such subsidiary could be subject to Mainland PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to Mainland PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our Class A ordinary shares may be subject to Mainland PRC tax, at a rate of 10% in the case of non-Mainland PRC enterprises or 20% in the case of non-Mainland PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from Mainland PRC sources. It is unclear whether non-Mainland PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a Mainland PRC resident enterprise. Any such tax may reduce the returns on your investment in our Class A ordinary shares.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Mainland China against us or our management based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. In addition, substantial amount of our assets is located in Mainland China and all of our senior executive officers, including our chief executive officer, Mr. Shaofang Weng, our chief financial officer, Mr. Quanmao Zhou, and our vice presidents, Mr. Zhisheng Cheng and Mr. Qilong Yang, and all of our directors, including Mr. Weidong Gu, Mr. Shaofang Weng, Ms. Fenglei Jiang, Mr. Xinwei Xie, and Ms. Yu Xiang, all reside within Mainland China. As a result, it may be difficult for you to effect service of process upon us or those persons inside Mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of Mainland China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Mainland PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between Mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the Mainland PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of Mainland PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a Mainland PRC court would enforce a judgment rendered by a court in the United States.

We may be subject to uncertainty about any changes in the economic, political and legal environment in Hong Kong, and it is possible that most of the legal and operational risks associated with operating in Mainland PRC may also apply to operations in Hong Kong in the future.

Through our Hong Kong subsidiary, Aster Online, and its subsidiaries, we operate our online retail business. Our revenue generated from online sales was US$25.7 million for the year ended December 31, 2021, US$11.5 million for the year ended December 31, 2022 and US$11.4 million for the year ended December 31, 2023, accounting for 18.1%, 8.1% and 7.6% of our total revenues for the respective period. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. We cannot assure you that there will not be any changes in the economic, political and legal environment in Hong Kong. We may be subject to uncertainty about any future actions of the PRC government and is possible that most of the legal and operational risks associated with operating in Mainland PRC may also apply to our operations in Hong Kong in the future. The PRC government may intervene or influence our current and future operations in Hong Kong at any time and exert more influence over the manner in which we must conduct our business activities. Such government actions, if and when they occur, could result in a material change in our operations in Hong Kong.

Our operations in Hong Kong are governed by the laws and regulations in Hong Kong. If there is significant change to current political arrangements between Mainland China and Hong Kong, the PRC government may intervene or influence our Hong Kong operations, which could result in a material change in our operations in Hong Kong.

In Hong Kong, our operations are governed by applicable Hong Kong laws and regulations, including Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong), Companies Ordinance (Chapter 622 of the Laws of Hong Kong), Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong), Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong), and Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong), among others. See “Item 4. Information on the Company — B. Business Overview Regulation — Overview of Hong Kong Laws and Regulations” for details. As of the date of this annual report, our business operations in Hong Kong are only required to comply with the Hong Kong laws and regulations. The PRC government has recently initiated a series of regulatory actions and statements to regulate business operations in Mainland China with little advance notice. We do not currently expect such statements by the PRC government would have any specific impact on our business operations in Hong Kong. If there is any change in political arrangements between Mainland China and Hong Kong, it would affect the business environment in Hong Kong generally and could result in a material change in our operations in Hong Kong.

To the extent cash in the business is in the Mainland PRC/Hong Kong or a Mainland PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the Mainland PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash.

Relevant Mainland PRC laws and regulations permit the companies in Mainland PRC to pay dividends only out of their retained earnings, if any, as determined in accordance with Mainland PRC accounting standards and regulations. Additionally, each of the companies in Mainland PRC are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The companies in Mainland PRC are also required to further set aside a portion of their after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at their discretion. These reserves are not distributable as cash dividends. Furthermore, in order for us to pay dividends to our shareholders, we may rely on payments made from our Mainland PRC subsidiaries or Hong Kong subsidiaries to their respective shareholders and then to our Company. If our Mainland PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Our cash dividends, if any, will be paid in U.S. dollars. If we are considered a tax resident enterprise of Mainland PRC for tax purposes, any dividends we pay to our overseas shareholders may be regarded as Mainland China-sourced income and as a result may be subject to Mainland PRC withholding tax. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in the PRC — If we are classified as a Mainland PRC resident enterprise for Mainland PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-Mainland PRC shareholders.” The PRC government also imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of Mainland PRC. Shortages in foreign currencies we have may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of Mainland PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this continues to occur in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into, and out of Hong Kong (including funds from Hong Kong to Mainland China), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future. If there is a significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, our Hong Kong subsidiaries may become subject to PRC laws or authorities. As a result, our Hong Kong subsidiaries could be subject to similar government controls on the convertibility of foreign currency and the remittance of currency out of Hong Kong as described above.

As a result of the above, to the extent cash in the business is in the Mainland PRC/Hong Kong or a Mainland PRC/Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of the Mainland PRC/Hong Kong, due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the competent government to the transfer of cash.

Risks Relating to Our Class A ordinary shares and the Trading Market

The trading price of our Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of our Class A ordinary shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our Class A ordinary shares may be highly volatile for factors specific to our own operations, including the following:

●	Actual or anticipated variations in our revenues, earnings, cash flow, and changes or revisions of our expected results;

●	fluctuations in operating metrics;

●	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

●	announcements of new products and services and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

●	changes in the economic performance or market valuations of other companies in our industry;

●	detrimental negative publicity about us, our competitors, or our industry;

●	additions or departures of key personnel;

●	regulatory developments affect us or our industry;

●	general economic or political conditions in China or elsewhere in the world;

●	fluctuations of exchange rates between the RMB and the U.S. dollar; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which Class A ordinary shares will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our Class A ordinary shares. Volatility or a lack of positive performance in the price of our Class A ordinary shares may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may experience extreme share price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A ordinary shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A ordinary shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A ordinary shares.

In addition, if the trading volumes of our Class A ordinary shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A ordinary shares. This low volume of trades could also cause the price of our Class A ordinary shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A ordinary shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A ordinary shares. As a result of this volatility, investors may experience losses on their investment in our Class A ordinary shares. A decline in the market price of our Class A ordinary shares also could adversely affect our ability to issue additional Class A ordinary shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A ordinary shares will develop or be sustained. If an active market does not develop, holders of our Class A ordinary shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

Our authorized share capital is divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The holder of Class B ordinary shares have the ability to control matters requiring shareholders’ approval, including any amendment of our memorandum and articles of association. Any future issuances of Class B ordinary shares may be dilutive to the voting power of holders of Class A ordinary shares. Any conversions of Class B ordinary shares into Class A ordinary shares may dilute the percentage ownership of the existing holders of Class A ordinary shares within their class of ordinary shares. Such conversions may increase the aggregate voting power of the existing holders of Class A ordinary shares. In the event that we have multiple holders of Class B ordinary shares in the future and certain of them convert their Class B ordinary shares into Class A ordinary shares, the remaining holders who retain their Class B ordinary shares may experience increases in their relative voting power.

Mr. Weidong Gu, our founder and chairman of the board of directors, beneficially owns 100% of our issued Class B ordinary shares. These Class B ordinary shares constitutes 48.84% of our total issued and outstanding share capital and 90.52% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of our Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A ordinary shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A ordinary shares.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the Class A ordinary shares, the market price for the Class A ordinary shares and trading volume could decline.

The trading market for the Class A ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the Class A ordinary shares, the market price for the Class A ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the Class A ordinary shares to decline.

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our Class A ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares will likely depend entirely upon any future price appreciation of our Class A ordinary shares. There is no guarantee that our Class A ordinary shares will appreciate in value or even maintain the price at which you purchased the Class A ordinary shares. You may not realize a return on your investment in our Class A ordinary shares and you may even lose your entire investment in our Class A ordinary shares.

Substantial future sales or perceived potential sales of our Class A ordinary shares in the public market could cause the price of our Class A ordinary shares to decline.

Sales of our Class A ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our Class A ordinary shares to decline. All Class A ordinary shares sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares issued and outstanding will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of the prospectus in connection with our initial public offering, subject to volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the underwriter of our initial public offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our Class A ordinary shares could decline.

Certain holders of our Class A ordinary shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in these ordinary shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Sales of these registered shares in the public market could cause the price of our Class A ordinary shares to decline.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information — B. Memorandum and Articles of Association — Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and a substantial amount of our assets are located outside of the United States. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There can be no assurance that we will not be a passive foreign investment company (“PFIC”) for United States federal income tax purposes for any taxable year, which could subject United States holders of our Class A ordinary shares to significant adverse United States federal income tax consequences.

A non-United States corporation will be PFIC for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (based on average of the quarterly values of the assets) during such year is attributable to assets that that produce or are held for the production of passive income. Based on the current and anticipated value of our assets and the composition of our income assets, we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ending December 31, 2024 or in the foreseeable future. However, the determination of whether or not we are a PFIC according to the PFIC rules is made on an annual basis and depend on the composition of our income and assets and the value of our assets from time to time. Therefore, changes in the composition of our income or assets or value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the quarterly market value of Class A ordinary shares, which is subject to change and may be volatile.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations guidance is potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one of more taxable years.

If we are a PFIC for any taxable year during which a United States person holds Class A ordinary shares, certain adverse United States federal income tax consequences could apply to such United States person. For more information see “Item 10. Additional Information—E. Taxation — Material U.S. Federal Income Tax Consequences — Passive Foreign Investment Company.”

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are classified as an “emerging growth company” under the JOBS Act because we generated less than US$1.235 billion in revenues for our last fiscal year. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies, or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Class A ordinary shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Class A ordinary shares to be less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to file a report by our management on our internal control over financial reporting, including an attention report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weakness in internal control over financial reporting could result in financial statement errors, which, in turn, could lead to error our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting. We will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the Class A ordinary shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Class A ordinary shares may not be able to remain listed on the exchange.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq listing standards that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. Currently, we do not intend to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Class A ordinary shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

We are a public company in the United States. As a public company, we are required to file periodic reports with the U.S. Securities and Exchange Commission upon the occurrence of matters that are material to our Company and shareholders. Although we may be able to attain confidential treatment of some of our developments, in some cases, we need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S. public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public company status could affect our results of operations.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate History

Our founders, Mr. Weidong Gu, Mr. Shaofang Weng, Mr. Zhisheng Cheng and Mr. Qilong Yang and other shareholders established our operating subsidiaries, Jiangxi Yibo in January 2011 and Aster BVI in February 2011, respectively. In March 2011, Aster US was formed in the State of California as a limited liability company, which later served as our sales headquarter for the North American market. Aster US functions as a wholesaler and distributor and interacts with retailers, resellers, and dealers in the North American market. Since its inception, Aster US has focused its operations on the offline sales to customers and dealers in the North American market and has not conducted any e-commerce related business. In July 2011, Aster NL was formed in the Netherlands as a limited liability company, which later became our headquarter serving mainly the European market. In February 2012, through the operating subsidiaries, we commenced our operations of our first online retail store on Amazon. Since 2012, Mr. Weidong Gu assumed leadership of our operations. Mr. Gu had a strong vision to seize the potential business opportunity in the compatible toner cartridge industry and led our Company with a focus on research and development, patent protection, manufacturing operations as well as overseas sales operations. Through Mr. Weidong Gu and the management team’s continuous leadership and contributions over the years, we have expanded our footprint to the U.S. and European markets through the operating subsidiaries. Through the operating subsidiaries, we currently own over 300 registered patents in the U.S., Europe and the PRC for the production process, equipment and proprietary technologies we developed relating to the manufacture of our compatible toner cartridges. Currently we also operate 11 online retail stores on online selling platforms through the operating subsidiaries, which help us expand our reach to end consumers.

In August 2019, Aster Group International, whose name was later changed to Planet Image International Limited, was formed under the laws of the Cayman Islands as our offshore holding company to facilitate offshore financing.

From July 2019 to March 2020, in anticipation of the proposed initial public offering, we completed a series of reorganizational steps.

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries and other entities that are material to our business:

Note:

Through Aster Online Company Limited, we also directly own 100% of equity interests of 11 limited liability companies incorporated in Hong Kong in March 2020, namely Peony Trade Co., Limited, White Poplar Co., Limited, Joyful Product Trade Co., Limited, Grand Future Trade Co., Limited, Oriental Poetry Co., Limited, Prosperity Product Trade Co., Limited, Atlantic Marketing Co., Limited, Pigeon King Co., Limited, Dragon Product Trade Co., Limited, Plum Blossom Co., Limited and Blue Ocean Product Trade Co., Limited.

These above-mentioned 11 limited liability companies have no operations but instead purely serve as holding companies for the operating companies we set up in various jurisdictions for our online shops, including seven operating companies we set up in Hong Kong, one in the Netherlands and three in California, United States. These 11 operating companies include Your Office Supplies Company Limited, Iprint Enterprise Limited, Amstech Limited and Aztech Enterprise Limited, formed in Hong Kong in 2016; Supplies4u Limited and Access Supplies Limited, formed in Hong Kong in 2017; and Dellon Technology Company Limited (formerly known as C’anon H-Pixel Building B’rother Enterprise Limited), formed in Hong Kong in 2018; Proimage B.V., formed in the Netherlands in 2014; Eco Imaging Inc., Revol Trading Inc. and Intercon International Corp., incorporated in the State of California in 2012. Each of these 11 operating companies is directly wholly-owned by one of the above-mentioned holding companies, is operated independently, maintains separate accounts, and files taxes in accordance with applicable laws and regulations in each relevant jurisdiction. The financial position and results of operations of all the 22 subsidiaries of Aster Online Company Limited, including 11 holding companies and 11 operating companies, have been consolidated into the accounts of Aster Online Company Limited and ultimately into the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Currently, we directly hold 100% equity interests in our subsidiaries, and we do not currently use a VIE structure.

Corporate Information

Our principal executive offices are located at No. 756 Guangfu Road, Hi-tech Development Zone, Xinyu City, Jiangxi Province, People’s Republic of China. Our telephone number at this address is +86 0790-7138216. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands, and the phone number of our registered office is +1-345-949-1040.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our corporate website is http://www.yibomk.com. The information contained on our websites is not a part of this annual report. Our agent for service of process in the United States is located at 12000 Magnolia Ave Suite 101, Riverside, CA 92503.

The SEC maintains a website at www.sec.gov that contains reports, proxies, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

B. Business Overview

Overview

Our Mission

Our mission is to deliver high-quality and cost-effective printing solutions to consumers around the world with proprietary technology, research and development capabilities and integrated and localized sales, logistics and service platform.

Who we are

Through the operating subsidiaries, we are a leading export-oriented manufacturer and seller of compatible toner cartridges based in China, the U.S. and Europe.

Through the operating subsidiaries, we primarily develop and manufacture toner cartridges that are compatible with and can be used in a wide range of commonly available models of laser printers from different manufacturers, on a white-label or third-party brand basis or under our self-owned brands. Through the operating subsidiaries, we also sell branded products through online sales channels under four brands, TrueImage, CoolToner, Aztech and Toner Bank. Customers of the operating subsidiaries range from wholesalers, dealers to retail customers. Through the operating subsidiaries, we have a wide international footprint through established sales channels, with products sold to customers in over 45 countries, and sales in the U.S. and Europe representing the majority of our revenue.

Through the operating subsidiaries, we sell our products mainly: (i) to offline overseas customers who own their brands on an ODM basis; (ii) to offline overseas dealers who primarily sell our self-branded products and white-label products to end consumers; and (iii) directly to customers on a retail basis under self-owned brands through online retail platforms. There is no major difference in terms of product capability between ODM products and white-label products, and the main difference lies in product packaging and pricing. In recent years, through the operating subsidiaries, benefiting from the growth in the online compatible toner cartridge market in the U.S. and Europe, we have seen a substantial growth in our sales to offline overseas dealers with growing online sales business.

Through the operating subsidiaries, we have established localized sales operations in the overseas markets to manage and maintain relationships with local customers and provide support to offline customer purchasing the operating subsidiaries’ self-branded products and products offered by the operating subsidiaries on an ODM basis. So far, the operating subsidiaries have established sales operations in the U.S., Italy, Germany, France and the United Kingdom. In addition, the operating subsidiaries maintain warehouses in California and Pennsylvania in the U.S. and in the Netherlands, the United Kingdom, France and Italy to ensure timely delivery to customers. In North America, most customers of the operating subsidiaries send purchase orders to us through the EDI system maintained by the operating subsidiaries. The operating subsidiaries also have a self-developed cloud-based warehouse management system which was integrated with their EDI system and third-party platform to manage the purchase orders, inventory and accounting matters. Offline customers of the operating subsidiaries in Europe and other markets generally place purchase orders with the sales team of the operating subsidiaries through emails.

We believe the operating subsidiaries’ strong design, research and development capabilities represent a key strength that allows the operating subsidiaries to provide patent-compliant products with advanced technologies to their customers. After a new printer model is introduced to the market by a printer manufacturer, the experienced research and development team of the operating subsidiaries will aim to design patent compliant compatible toner cartridges that can be used with this new printer model in a short period of time. With their efficient production team and sales team, the operating subsidiaries are generally able to make their compatible toner cartridges available for sale within three to six months after the launch of a new printer model. We believe that the short time-to-market for the products of the operating subsidiaries is a key competitive advantage.

We believe that the integrated business model of the operating subsidiaries, encompassing a value chain from our research and development, patented technology, manufacturing, and operating localized sales branches and online sales channels allows the operating subsidiaries to capture industry opportunities in a timely manner and provides us with significant growth potential.

What have we accomplished

We have experienced significant growth since our inception. Our growth is partially attributable to our comprehensive sales strategy and our highly efficient and complementary sales channels. During the fiscal years ended December 31, 2021, 2022 and 2023, our revenue was primarily generated from the U.S. and Europe. Our revenue grew from US$141.5 million for the year ended December 31, 2021 to US$142.1 million for the year ended December 31, 2022, representing a CAGR of 0.4%. Our net profit increased from US$4.9 million for the year ended December 31, 2021 to US$7.2 million for the year ended December 31, 2022, representing a CAGR of 47.1%. Our revenue grew from US$142.1 million for the year ended December 31, 2022 to US$150.2 million for the year ended December 31, 2023, representing a CAGR of 5.7%. Our net profit increased from US$7.2 million for the year ended December 31, 2022 to US$7.8 million for the year ended December 31, 2023, representing a CAGR of 7.4%.

Competitive Strengths

We believe that the following strengths differentiate the operating subsidiaries from their competitors.

Strong design, research and development capabilities and extensive patent portfolio provide significant competitive advantages over industry peers

We believe the operating subsidiaries’ strong design, research and development capabilities represent a key strength that allows them to provide patent-compliant products with advanced technologies to their customers.

As leading original-brand printer companies have patented the toner cartridge drivers in their laser printers, compatible cartridge manufacturers may encounter litigations raised by original-brand printer companies for selling their cartridges unless they possess valid patents. There is a limited number of companies which have overseas sales due to the lack of quality patents to protect them. Overseas customers may also hesitate to purchase their products as they might get involved in infringement litigation. As of December 31, 2023, through the operating subsidiaries, we had obtained 432 patents registered in the U.S., Europe, and the PRC, for the production processes, equipment and proprietary technologies the operating subsidiaries developed relating to the manufacture of compatible toner cartridges. All of the operating subsidiaries’ compatible toner cartridges are covered by some of their patents. Through registering their patents, (i) the operating subsidiaries are able to protect and enforce their rights on their proprietary techniques and products and have reasonable grounds to defend, on a best effort basis, against potential litigations in the relevant jurisdictions; and (ii) the operating subsidiaries’ registered patents can help them promote their sales and increase their market share.

As of December 31, 2023, the operating subsidiaries’ research and development team consisted of a total of 138 professional engineers and skilled technicians, who were supervised and led by the chairman of our board of directors, Mr. Weidong Gu, who has over 20 years of experience in the compatible toner cartridge industry. On average, major brands launch more than two new printer models every year. After a new printer model is introduced to the market, the operating subsidiaries’ experienced research and development team is generally able to design patent compliant compatible toner cartridges for it quickly that may be operated in this new printer model within a short period of time after its introduction to the market. Together with their efficient production team, the operating subsidiaries’ sales team ensures that their patent compliant compatible toner cartridges are generally available for sale within three to six months after the launch of a new printer model. We believe that the short time-to-market for the operating subsidiaries’ products is a key competitive advantage as it enables the operating subsidiaries’ toner cartridges to quickly meet up market demand and establish and maintain our market share.

Other than new product development, the operating subsidiaries’ research and development efforts also focus on improving the efficiency and quality of compatible toner cartridges in different aspects, such as page yield, wear resistance, resilience and life span. The operating subsidiaries conduct market research in particular areas, and based on the regular market research, the operating subsidiaries will run different tests and technical review for identifying weaknesses in their previous products and to implement improvements in future models.

We protect the operating subsidiaries’ patents from infringement and improper patent right requests from third parties. In addition, through the operating subsidiaries, we have also engaged independent third-party intellectual property lawyers in the U.S. and Europe who advise the operating subsidiaries in defending their intellectual property rights.

We believe that the operating subsidiaries’ strong research and development capabilities and extensive patent portfolio provide significant competitive advantages over their industry peers and will be instrumental in their efforts to expand market coverage and increase their overall sales.

Localized sales model integrating multiple channels, including strategically located sales offices and logistic centers in the U.S. and Europe, enable the operating subsidiaries to build a broad end user customer base and achieve fast product delivery

Through the operating subsidiaries, we have established a comprehensive sales model integrating multiple sales channels, which enables the operating subsidiaries to build a wide geographical market coverage and a broad customer base including wholesalers, dealers and retail customers. Through the operating subsidiaries, we sell our products: (i) to overseas businesses who own their brands on an ODM basis, or ODM customers; (ii) to overseas dealers, who primarily resell white-label products and our self-branded products to end consumers, primarily including small to medium size enterprises, local offices and schools; and (iii) directly to customers on a retail basis under self-owned brands through online sales channels, such as online stores on Amazon and other online retail platforms.

As one of the very few toner cartridge manufacturers based in China that are mainly focused on North American and European markets, through the operating subsidiaries, we have well-established localized sales and distribution operations within those markets. We believe that the operating subsidiaries are well-positioned to capture the significant market opportunities, continue to increase our total revenue and profit, and further expand our market share. The U.S. and Europe have each experienced steady growth in the global compatible toner cartridge market.

The operating subsidiaries’ localized sales operations include sales support team, strategically located warehouses and sophisticated order placing, warehouse management and logistic systems. The operating subsidiaries normally ship their inventories from factories in Mainland China to their strategically located warehouses in the U.S. and Europe based on the expected demand in each of the markets. To manage and support the overseas sales, the operating subsidiaries established their headquarters for Europe in the Netherlands in 2011 and further established sales office in each major market in Europe including the United Kingdom, Italy, Germany and France for further increasing their presence and market penetration. The operating subsidiaries maintain warehouses in California, Pennsylvania, the Netherlands, the United Kingdom, France and Italy with sophisticated warehouse and logistics systems and professional logistic teams to ensure timely delivery from local warehouses to customers after they place orders. The operating subsidiaries also have their own highly experienced salesforces on the ground for our North American and European markets to serve and manage the local offline customers and provide support to offline customers procuring their ODM products respectively. Business customers of the operating subsidiaries procuring their ODM products and online retail customers are mainly served by the operating subsidiaries’ 24-hour sales teams based in their sales headquarter in Zhongshan City in the PRC. As of December 31, 2023, the operating subsidiaries had after-sales and technical service teams of 110 employees, with 75 of them working according to the office hours of the overseas time zones to provide timely service to these customers, which we believe significantly enhances their user experience and promotes customer loyalty. In addition, the operating subsidiaries provide drop ship service to small scale dealers whereby the operating subsidiaries deliver the products on the dealers’ behalf directly to the end customers procured by these dealers, which help to strengthen the operating subsidiaries’ collaborative relationship with these dealers.

We believe that the comprehensive sales channel coverage, advanced sales and logistics systems and customized services of the operating subsidiaries appeal to their customers and help the operating subsidiaries build a broad customer base. We believe that a key advantage the operating subsidiaries have that distinguishes them from their industry peers is that the operating subsidiaries have fully developed localized sales operations on the ground in the U.S. and Europe as well as sales team in their sales headquarter in Zhongshan City in the PRC staffed with experienced sales personnel who contact and serve customers directly and provide valued-added customer service in both logistics and after sale customer service to meet the local customers’ demand in a timely manner. Through the operating subsidiaries’ localized broad sales network and close cooperative relationships with their major customers, the operating subsidiaries are able to gauge market demand for their products more accurately and manage sales of their products in the local market more efficiently.

The operating subsidiaries’ advanced IT systems enable them to capture opportunities in the local compatible toner cartridge market and operate their sales efficiently

As the size of online compatible toner cartridge market grows, an increasing number of overseas local wholesalers and dealers starts to expand their business to online sales platforms and achieve business growth from their sales online. The operating subsidiaries also utilize advanced IT systems for their offline sales by delivering services to local wholesalers and dealers with online retail businesses. The operating subsidiaries have developed an internet-based quick order system for customers including local wholesalers and dealers to facilitate these customers’ handling of orders, logistics and payments. The operating subsidiaries’ offline customers in the North American market generally use electronic data interchange system, or EDI system, to send purchase orders to the operating subsidiaries. The operating subsidiaries’ strong in–house IT team have self-developed a cloud-based warehouse management system which seamlessly connected with many third-party platforms in the U.S. for handling orders online. The operating subsidiaries provide these offline customers with automatic updates of logistics and payment information for improving the operational efficiency of their customers. We have recently experienced significant growth through offline sales channels, with revenue derived from offline sales channels increased from $51.14 million for the year ended December 31, 2021, representing 36.1% of our total revenue for that year, to $67.95 million for the year ended December 31, 2022, representing 47.8% of our total revenue for that year, and further to US$79.5 million for the year ended December 31, 2023, representing 52.9% of our total revenue for that six months.

The operating subsidiaries are dedicated to ensuring quality of their products and delivering excellent customer service

We believe that the quality and reliability of the operating subsidiaries’ products coupled with their localized customer service are vital in maintaining customer loyalty and upholding the operating subsidiaries’ reputation. The operating subsidiaries’ quality control system covers the entire production process, from the selection of suppliers and procurement of raw materials to production, quality and reliability assurance. The operating subsidiaries have a dedicated quality control department comprising 18 experienced engineers, supervisors and inspectors as of December 31, 2023. The operating subsidiaries’ commitment to maintaining the high quality of their products is demonstrated by the certifications the operating subsidiaries have obtained from International Organization for Standardization, or ISO, International Imaging Technology Council, and Shenzhen United Testing Technology Co., Ltd., in respect of quality control and safety measures. In addition, the operating subsidiaries’ products are typically required to adhere to the transportation standard of International Safe Transit Association (“ISTA”) Procedure 1A, reliability standard of MIL-HDBK-3388 and testing standard of ISO/IEC 19752 and ISO/IEC 19798, and the internal quality standards of our customers. See “— Manufacturing and Quality Assurance — Quality Assurance” below for details. Low product return rates reflect the high quality of the operating subsidiaries’ products. During the fiscal years ended December 31, 2021, 2022 and 2023, the total value of products returned amounted to US$4.2 million, US$3.8 million and US$4.4 million, respectively, representing approximately 3.0%, 2.7% and 2.9% of our total revenue generated for the corresponding years. During the fiscal years ended December 31, 2021, 2022 and 2023, there were no material product recalls, product returns, product liability claims or customer complaints that adversely affected our business.

In addition, the operating subsidiaries are committed to providing premium customer service quality to their customers. The operating subsidiaries have a dedicated team that provides customer and technical services to their customers, available 24/7 to address the queries and complaints regarding the operating subsidiaries’ products and services from customers. The operating subsidiaries’ ODM customers may also directly reach out to the operating subsidiaries’ local sales team for any follow-up works for the orders placed by the operating subsidiaries. In addition, the operating subsidiaries maintain generous product return and exchange policies, allowing the operating subsidiaries’ customers to order from them with ease of mind. See “— Customer Service.”

We believe that the operating subsidiaries’ emphasis on product quality and customer service has contributed to their success in gaining their customers’ confidence in their products and enhanced their position in the markets.

We have a strong, stable and experienced senior management team

We have a professional and experienced senior management team with a proven track record of highly successful results. Members of our core management team have deep expertise and experience in toner cartridge manufacturing and corporate management. They have an average of 20 years of experience in our industry and have been with our Company since our foundation. Mr. Weidong Gu, our founder and chairman of the board of directors, has over 20 years of experience in the compatible toner cartridge industry.

We believe that our strong management capability as evidenced by our growth since our inception and the expansion of our operations worldwide, together with the extensive intellectual property portfolio and research and development capabilities of the operating subsidiaries, will enable us to strengthen the operating subsidiaries’ existing operations in all of their markets and successfully expand into additional geographical markets.

Growth Strategies

We plan to implement the following growth strategies through the operating subsidiaries:

Increase research and development efforts

The global compatible toner cartridge market is characterized by rapid technological development and continual introduction of new models. As a specialized manufacturer of compatible toner cartridges, our future success depends largely on the ability of the operating subsidiaries to continually update and launch new products that can be used in updated or new printer models that come to the market from time to time. The operating subsidiaries’ research and development capabilities have been instrumental to the quality and time-to-market of their products, which are the operating subsidiaries’ key strengths. The operating subsidiaries intend to increase research and development efforts to improve their product quality and strengthen their competitive advantages, particularly in the areas of production automation, and chip design and development.

The operating subsidiaries plan to conduct further research on each stage of their production process and their production equipment with the goal of increasing the automation in various aspects of their production. We believe that increased automation will help to reduce staff costs and ensure standardization across the operating subsidiaries’ manufacturing process. In addition, the research and development team of the operating subsidiaries plan to design and develop in-house chips used in their compatible toner cartridges, which the operating subsidiaries currently procure from outside suppliers. The operating subsidiaries plan to purchase specialized software and related simulation equipment for chip design. We believe that the above research and development efforts will help the operating subsidiaries reduce their manufacturing cost of compatible toner cartridge, thereby increasing our gross profit margin. To further implement their research and development plans, the operating subsidiaries plan to purchase relevant materials, conduct publicly available researches and recruit highly qualified research and product development staff to join their team. The operating subsidiaries also intend to enhance their patent writing, filing and prosecution in order to further shorten the time-to-market of their products and protect the intellectual property rights arising from their self-developed products.

Upgrade and integrate the operating subsidiaries’ information systems to optimize their operational efficiency

In order to improve their operation efficiency and use advanced technologies to attract customers, the operating subsidiaries plan to purchase an Enterprise Resource Planning, or ERP system to integrate their key business functions, including procurement of raw materials, manufacture, sales, inventory, transportation and accounting. By tying together different business processes, an ERP system enables the flow of data between them and ensures the integrity of transactional data collected from multiple sources. The existing sales and inventory management systems used by the operating subsidiaries for their sales in North America and Europe will be connected with the ERP system to achieve real time communication and avoid data duplication. We believe an upgraded ERP system will facilitate the implementation of our expansion strategies and help optimize our operational efficiency.

In addition, employees of the operating subsidiaries in the IT department will also be classified into three groups based on different technology development needs utilizing the ERP system. The operating subsidiaries plan to consolidate the mutual functions necessary for their different sales channels in their IT systems in order to provide support to their worldwide sales in particular after their further expansion in different markets. These mutual functions include customer centers, product, purchase order, customer feedback, online retail store, payment, delivery, data service, product search and marketing. We believe such strategy will decrease the duplicated support provided to each sales channel and maximize the use of our internal resources.

Further strengthen the operating subsidiaries’ sales and logistics and expand their market coverage

The operating subsidiaries intend to expand the geographical coverage of their existing markets in North America and Europe. The operating subsidiaries plan to explore these markets by establishing additional sales offices and building warehouses in more strategic locations.

In response to such expected market growth, in the upcoming years, the operating subsidiaries plan to establish additional warehouses in the U.S. and Europe to increase their geographical coverage, in order to achieve faster product delivery, reach and serve a wider customer base and increase their overall market share. In the U.S., the operating subsidiaries plan to lease a warehouse in Dallas, Chicago and Atlanta to achieve a full coverage of major commercial regions in the U.S. In Europe, the operating subsidiaries plan to lease a warehouse in Poland for tapping in the Eastern Europe market.

Continue to increase sales and deliver customer services to offline overseas dealers, who sells our white labels or self-branded products through online channels to end customers

The operating subsidiaries plan to further develop and expand their overseas local B2B business in future years. We believe that by serving local overseas wholesalers and dealers who are growing their online sales business, the operating subsidiaries will be able to learn about the end customers, design and manufacture products catering to the preferences of end customers, provide services addressing end customers’ needs, and increase their presence in this growing market. To this end, the operating subsidiaries plan to (i) further attract and retain qualified personnel to their team, (ii) continue with the investment in and development of their proprietary technologies and IT systems to reduce logistics costs and improve overall efficiency, and (iii) increase their sales, marketing and logistics efforts, including establishing dedicated sales department to this business component, disseminating advertisements and brand promotions, and constructing additional logistics centers. With the growth potential of e-commerce, the operating subsidiaries’ high-quality products and the employment of the operating subsidiaries’ business and marketing strategies, we hope to attract and retain more local overseas wholesaler and dealer customers who operate online sales business, enhance the operating subsidiaries’ market position as a brand of toner cartridges, and further grow the business of the operating subsidiaries in general.

Our Business Model

The following diagram illustrates generally the business model of the operating subsidiaries:

ODM business. The operating subsidiaries conduct their ODM business through selling their products to customers located overseas, who purchase their products on an ODM basis. Under the ODM business, the operating subsidiaries provide contract manufacturing services to their customers from the operating subsidiaries’ facilities in Mainland PRC and sell under the customers’ own brand names and packaging. Generally, the operating subsidiaries will ship ODM products directly to the customers’ warehouses. The target customers of wholesalers, who primarily purchase the operating subsidiaries’ products on an ODM basis, are generally large to medium enterprises, government organizations and educational institutions. For the fiscal years ended December 31, 2021, 2022 and 2023, we derived approximately 44.3%, 40.8% and 35.9% of our total revenue from sales of the operating subsidiaries’ ODM business, or sale of ODM products, respectively.

Overseas B2B business. The operating subsidiaries conduct their overseas B2B business through selling their own self-branded products and white-label products to dealer customers who generally resell these products to end consumers, including, among others, small to medium enterprises, local offices and schools, through offline channels and/or online e-commerce platforms. Our self-branded products are manufactured and sold by the operating subsidiaries under four brands with different target audience, namely TrueImage, CoolToner, Aztech and Toner Bank, allowing the operating subsidiaries to attract potential customers with different preferences for toner cartridge products, whereas white-label products are those with generic packaging and no brand information. End consumers directly place purchase orders with these dealers through online e-commerce platforms, and the dealers provide customer services to end consumers. The operating subsidiaries, on the other hand, provide services including custom packaging solutions, drop shipping services and storage services. To better serve these dealers and develop further customer connections, the operating subsidiaries have local offices and logistics centers located across the U.S. and Europe and equip them with advanced IT systems that help with processing orders from online and offline channels. For the years ended December 31, 2021, 2022 and 2023, we derived approximately 37.5%, 51.1% and 56.5% of our total revenue from the operating subsidiaries’ overseas B2B business, or sale of self-branded products and white-label products to dealers, respectively.

Overseas B2C business. The operating subsidiaries conduct their overseas B2C business through selling the products that the operating subsidiaries design, develop and manufacture with their own brand names on Amazon and other online selling platforms. The operating subsidiaries have 11 online stores across different platforms, mainly targeting the U.S. or European markets. For each online store, the operating subsidiaries design a distinct and unique layout and use different pictures to display their products. In addition, the operating subsidiaries manufacture and sell their products under four brands, namely TrueImage, CoolToner, Aztech and Toner Bank. For the years ended December 31, 2021, 2022 and 2023, we derived approximately 18.1%, 8.1% and 7.6% of our total revenue from the operating subsidiaries’ overseas B2C business, or sale of branded products, respectively.

The Operating Subsidiaries’ Products

Overview

The operating subsidiaries primarily manufacture various compatible toner cartridges for use with commonly available models of printer from different brands. The operating subsidiaries also produce remanufactured toner cartridges through refurbishing empty cartridges, removing brand names of the original-brand toner cartridges, refilling the toner and replacing any broken parts. In addition to toner cartridges, the operating subsidiaries manufacture a small amount of other ancillary printer components, primarily including carbon tapes, color tapes and packaging materials.

Toner Cartridges

Compatible Toner Cartridges

The toner cartridge is the consumable component of a laser printer. Toner cartridges contain physical print medium materials that is used to form text and graphics on the paper. The toner is transferred to paper via an electrostatically charged drum unit, and fused onto the paper by heated rollers during the printing process. Compatible toner cartridges are designed and sold by third-party manufacturers which can be used for various printer models.

For the years ended December 31, 2021, 2022 and 2023, revenue for sales of compatible toner cartridges was US$134.9 million, US$139.6 million and US$144.5 million, respectively, representing 95.4%, 98.2% and 96.2% of our total revenue for the respective periods.

Remanufactured Toner Cartridges

The operating subsidiaries procure used original-brand toner cartridges from empty-cartridge brokers overseas and ship the empty cartridges to their factory located in Jiangxi Province, the PRC. The operating subsidiaries produce remanufactured toner cartridges through refurbishing empty cartridges, removing brand names of the original-brand toner cartridges, refilling the toner and replacing any broken parts. The operating subsidiaries’ remanufactured toner cartridges are marked as recyclable products and sold under white-label basis.

For the years ended December 31, 2021, 2022 and 2023, revenue for sales of remanufactured toner cartridges was US$6.6 million, US$2.5 million and US$1.2 million, respectively, representing 4.6%, 1.8% and 0.8%, respectively, of total revenue for the periods.

Ancillary printer components

The operating subsidiaries also manufacture a small amount of ancillary printer components, including carbon tapes, color tapes and packaging materials for toner cartridges.

Raw Materials and Suppliers

Raw Materials and Procurement

The raw materials the operating subsidiaries procure primarily include toner, chips and OPC drums which are predominantly sourced from the operating subsidiaries’ Mainland PRC suppliers. The procurement department of the operating subsidiaries procures raw materials with reference to the operating subsidiaries’ production plans, production orders on hand, and inventory level. As of December 31, 2023, the operating subsidiaries’ procurement team of the production material control department consisted of 10 employees.

The purchase price of raw materials may vary in certain circumstances, such as any substantial changes in the market conditions. The operating subsidiaries monitor fluctuations in their raw materials closely and adjust their raw materials inventory policy in accordance with such price fluctuations if necessary. To minimize the exposure to price fluctuations of raw materials and to avoid delays and/or shortages in the supply of raw materials, the operating subsidiaries may make large-scale purchases when necessary and seek new suppliers to replace unstable suppliers. During the fiscal years ended December 31, 2021, 2022 and 2023, the operating subsidiaries did not experience any shortage or material delay in the supply of raw materials.

In addition, in the event that there is any material fluctuation in purchase price of raw materials, the operating subsidiaries may adjust the selling price of their products accordingly. If the operating subsidiaries are unable to increase the selling price of their products due to market competition, the operating subsidiaries seek to mitigate the adverse impact of such price increases by improving their manufacturing efficiency. The operating subsidiaries do not currently have any hedging policies with regard to their raw materials, but the operating subsidiaries re-evaluate this decision from time to time based on the costs and benefits of hedging.

Suppliers

Selection criteria of suppliers

The operating subsidiaries conduct assessments on all of their new suppliers before the operating subsidiaries source raw materials from such new suppliers. The operating subsidiaries assess these new suppliers based on several key criteria, such as the quality of their goods, delivery speed, quality of technical support, and responsiveness. If the operating subsidiaries determine that a supplier has met their requirements, the operating subsidiaries will add it to their approved suppliers list. As of December 31, 2023, the operating subsidiaries had over 400 approved suppliers on the list. After the operating subsidiaries include a supplier on their approved suppliers list, the operating subsidiaries still reassess it every year.

Concentration of suppliers

During the fiscal year ended December 31, 2021, 2022 and 2023, purchases from the operating subsidiaries’ largest supplier amounted to approximately US$9.6 million, US$9.4 million and US$17.7 million, respectively, representing approximately 13.0%, 13.6% and 23.3% of the operating subsidiaries’ total purchases, respectively. Purchases from the operating subsidiaries’ top five suppliers amounted to approximately US$23.8 million, US$23.2 million and US$36.5 million, respectively, representing approximately 32.3%, 33.8% and 47.9% of total purchases, respectively.

Other than color toner, the operating subsidiaries’ raw materials are generally available from a large number of local suppliers. There is only a limited number of color toner manufacturers globally. One of the operating subsidiaries’ suppliers is the largest manufacturer of color toner in Mainland PRC, but also the operating subsidiaries’ competitor for the sale of compatible toner cartridges. Through Jiangxi Leibotai, we entered into a legally binding procurement agreement with this supplier for a term from January 1, 2023 to December 31, 2025. Despite that, we believe the operating subsidiaries are able to source color toner from other manufacturers, however this may not be at a favorable cost given the limited manufacturers available. During the fiscal years ended December 31, 2021, 2022 and 2023, the operating subsidiaries did not experience any significant difficulties in obtaining raw materials and packaging materials, and the operating subsidiaries did not encounter any significant problems with the quality of their raw materials or packaging materials.

Procurement agreements with suppliers

The operating subsidiaries generally enter into legally binding procurement agreements with their suppliers. The principal terms of the procurement agreements are summarized below.

●	Duration: Such procurement agreements are generally effective for two years.

●	Pricing: Product prices are not specified in the procurement agreements and are confirmed in purchase orders.

●	Specifications and quality requirements: Raw materials provided by the suppliers shall be in strict compliance with product specifications and standards.

●	Payment terms: Payments are normally made by the operating subsidiaries to their suppliers through mutually agreed methods, including wire transfer, bank transfer, cash, and check payment. The specific payment date shall be the latest payment date when the payment terms agreed in the relevant purchase orders are due and payable.

●	Delivery: The products shall be delivered according to relevant purchase orders or other written requirements of the operating subsidiaries.

●	Inspection and product returns: The operating subsidiaries typically inspect products for compliance with agreed quality standards, quantity and specifications upon receipt of the products. If any issue is identified, the operating subsidiaries will resolve the issue with the suppliers within reasonable period (no longer than one month). If the cause of the issue is attributable to the suppliers, the suppliers are responsible to clarify or correct.

●	Warranty: The product warranty period shall comply with applicable laws and regulations and the operating subsidiaries’ requirements. If there is no clear rule or the relevant standard is lower than our requirements, the product warranty period shall be two years from the date of acceptance.

●	Confidentiality: Without obtaining written consent from the other party, either party may not disclose any trade secrets or intellectual property to the public.

Manufacturing and Quality Assurance

Production Process

The toner cartridges the operating subsidiaries produce include compatible toner cartridges and remanufactured toner cartridges. Except for the additional procedures of grade, disassembly and cleaning related to remanufactured toner cartridges, the production process of the two types is substantially the same. The production of one cartridge generally takes approximately 10 minutes. The following diagram illustrates the principal production process:

Production Facilities

All of the operating subsidiaries’ production facilities are located in Xinyu City, Jiangxi Province, the PRC and occupy approximately 182,986 square meters. As of December 31, 2023, the operating subsidiaries owned a production factory with two single-level buildings of similar size accommodating our 39 production lines. As set forth in detail below, the operating subsidiaries’ production facilities are already close to full capacity. Owing to the limited space of our existing production facilities, it is not feasible for the operating subsidiaries to establish new productions lines in their existing production facilities. The operating subsidiaries’ production lines can be adjusted by adding or replacing certain production equipment without incurring significant setup time and costs to meet different product specifications.

Major production machinery and equipment

The following table sets out a summary of the operating subsidiaries’ major production machinery and equipment they use for production:

	Machinery/Equipment	Use and Function
(1)	Toner filling machine	Filling toner into the toner bottle
(2)	Doctor blade automatic installation machine	Automatically installing doctor blade
(3)	Wiper blades automatic installation machine	Automatically installing wiper blade
(4)	Primary charge roller automatic installation machine	Automatically installing primary charge roller

Production facilities are organized and managed by the operating subsidiaries’ safety staff in administration department. The operating subsidiaries conduct regular maintenance of their machinery and equipment so as to ensure that their business operations will not be disrupted unnecessarily. During the fiscal years ended December 31, 2021, 2022 and 2023, the operating subsidiaries did not encounter any breakdown of their production facilities that had a material adverse impact on their business operations.

Quality Assurance

The operating subsidiaries emphasize quality and reliability on their manufacturing process. The operating subsidiaries have been accredited the following international certifications.

Certificate	Coverage	Issuing Authority	Date of Grant	Date of Expiration
GB/T19001-2016/ISO9001:2015	the standard quality management system certification for our design, production and service of laser printer cartridge products	Shenzhen Universal Certification Center Co., Ltd.	June 16, 2023	June 15, 2026
GB/T24001-2016/ISO14001:2015	the environmental management system certification for our design and production of laser printer cartridge products	Shenzhen Universal Certification Center Co., Ltd	June 16, 2023	June 15, 2026
CE Certificate of Compliance	the compulsory safety CE certification according to the applicable EU directors for products entering the European Economic Area	Shenzhen United Testing Technology Co., Ltd.	June 10, 2019	Long term
STMC	the recognition for competence in Toner Printer Cartridge Quality Assurance Test Methods according to the Standard Test Methods Committee (STMC) Guide for evaluating all-in-one printer cartridges	International Imaging Technology Council	April 11, 2023	April 11, 2025

In addition, the operating subsidiaries’ products are typically required to adhere to the transportation standard of ISTA Procedure 1A, reliability standard of MIL-HDBK-3388 and testing standard of ISO/IEC 19752 and ISO/IEC 19798, and the internal quality standards of our customers. In order to meet the high quality standards and to help minimize product return costs, the operating subsidiaries’ quality assurance procedures are carried out at various stages of the manufacturing process, including incoming, in-process and outgoing stages. To closely monitor the operating subsidiaries’ manufacturing process, the operating subsidiaries’ product group had a quality assurance division consisting of a team of 18 experienced engineers, supervisors and inspectors as of December 31, 2023. Furthermore, the operating subsidiaries have implemented systematic defect-elimination procedures to the entire manufacturing process to reduce defect rates in their products.

Incoming inspection for raw material

Each chip the operating subsidiaries purchased is generally required to be inspected before being put into use. Other raw materials the operating subsidiaries purchase are generally inspected on a sampling basis. The sampled raw materials and chips need to go through a comprehensive visual inspection, physical test and functional test. For important materials including OPC drum, chip and toner, the operating subsidiaries conduct trial production before placing them in stock. For ordinary materials, the operating subsidiaries review the laboratory testing report to confirm the conditions of the raw materials before placing them in stock. The operating subsidiaries require their raw materials and components suppliers to establish and maintain stringent quality assurance systems throughout such suppliers’ production processes and be able to provide timely on-site support in the event that incoming raw materials and components do not meet the operating subsidiaries’ quality standards.

In-process quality assurance inspection

The operating subsidiaries carry out quality control on their semi-finished products at various stages along their production lines to ensure the quality of such semi-finished products complies with applicable industry standards and internal benchmarks. The operating subsidiaries perform first article inspection at the beginning of every shift to ensure that the first set of products assembled at the beginning of the relevant shift meets all the relevant quality standards before the operating subsidiaries begin mass production. Quality inspection and process assessments are also performed regularly to oversee quality assurance procedures throughout the assembly process in order to minimize the quality variance at various stages of the production process.

Outgoing quality assurance inspection

Finished products undergo outgoing quality assurance inspection before they are shipped to the operating subsidiaries’ customers and overseas warehouses. Products, which do not meet the internal quality standards, are returned to the operating subsidiaries’ manufacturing facilities for remediation, and when remedied, are subject again to the same outgoing quality assurance inspection. The operating subsidiaries carry out quality control on their finished products by random and sample testing including 100% printing test, visual inspection and life test.

Research and Development

The operating subsidiaries engage in ongoing research and development activities to meet their customers’ increasingly sophisticated needs and maintain their leading-edge capabilities. As of December 31, 2023, the operating subsidiaries’ research and development team was comprised of 138 professional engineers and skilled technicians. The team was led by Mr. Weidong Gu, who has over 20 years of experience in the compatible toner cartridge industry. Most of the products developed from the operating subsidiaries’ research and development activities were compatible toner cartridges, and all of the operating subsidiaries’ compatible toner cartridges are covered by certain patents owned by the operating subsidiaries. The majority of our revenue generated during the fiscal years ended December 31, 2021, 2022 and 2023 was related to sales of compatible toner cartridges developed by the operating subsidiaries’ research and development team. For the fiscal years ended December 31, 2021, 2022 and 2023, our revenues generated from sales of the operating subsidiaries’ self-developed compatible toner cartridges were 95.4%, 98.2% and 96.2% of our total revenues for the respective periods.

We spent US$5.4 million, US$6.8 million and US$6.6 million for the years ended December 31, 2021, 2022 and 2023, respectively, on research and development activities. We consider the operating subsidiaries’ research and development activities critical to the continuing success of our business. The operating subsidiaries’ research and development efforts are focused on the following areas:

●	upgrade their products in line with the continuous update of printers;

●	design and development of new products; and

●	design and development of new production process to improve production efficiency and reduce overall manufacturing costs while maintaining design reliability.

The operating subsidiaries’ typical new product development process consists of the following steps:

The operating subsidiaries adopt a scientific and rigorous testing procedure with advanced equipment to ensure the quality reliability of their products. The operating subsidiaries’ products typically undergo tests mainly including reliability test, life test, high-low temperature and humidity test and noise test by printing at low speed. The operating subsidiaries closely monitor the customer feedback of a new product during the first six months after launched to the market.

The operating subsidiaries’ research and development department is responsible for exploring and evaluating potential new products to be developed and manufactured by the operating subsidiaries. In order to quickly develop products compatible with new models of printers and meet customers’ changing needs, the operating subsidiaries closely track the latest patent rights applied by printer manufacturers, study the design, structure and components used in original-brand product updates, new original-brand products being released, and conduct market research to collect customer feedback. Through the patent search, the operating subsidiaries gain access to patent information including the description of the claimed invention, the scope of patent protection sought by the applicant and the information of the patent holder. By tracking and analyzing the patents filed or obtained by printer manufacturers and industry peers, the operating subsidiaries are able to discover new trends in technology and product development at an early stage, build on and improve existing products and obtain guidance for the development of the operating subsidiaries’ self-owned technologies. In addition, the operating subsidiaries closely monitor the distribution channels of original-brand manufacturers including official website, wholesale and offline retail stores to obtain the publicly available information of new products being launched.

Pricing

The operating subsidiaries adopt different pricing strategies for their products depending on different sales channels. In particular, the pricing levels of the operating subsidiaries’ products are formulated in consideration of the main factors below:

●	ODM customers (sale of ODM products): The operating subsidiaries generally adopt a fixed cost-plus pricing policy by considering the customer consumption volume, customer payment terms and delivery terms, length of business relationship and prices of competing products. The operating subsidiaries do not have rights to set the retail price of their ODM products for their customers, because ODM products are sold by the operating subsidiaries’ customers at the price set at such customers’ own discretion.

●	Dealers (sale of white-label products and self-branded products): The operating subsidiaries typically price their white-label products at higher rates compared to their ODM products, as the operating subsidiaries take into account costs associated with their exclusive services provided to dealers, including custom clearance, warehousing, relabeling services, and direct shipping to end consumers. As a result, the operating subsidiaries are able to generate reasonable profits from their white-label products. The operating subsidiaries generally set prices at 15% to 25% of the prices of original-brand cartridge products sold to dealer customers, and are able to generate reasonable profits from such sales.

●	Online retail customers (sale of branded products): The operating subsidiaries generally set the retail prices for their branded products sold to retail customers at 30% to 50% of the prices of original-brand cartridge products. Typically, the operating subsidiaries are able to derive the highest profit margins from sales to online retail customers, among the three sales channels.

As the ability of the operating subsidiaries to offer competitive prices is critical in securing orders with and obtaining more bargaining power from their ODM customers, the operating subsidiaries usually review their pricing levels on a quarterly basis with their ODM customers to reflect changing market and operational conditions, and the operating subsidiaries adjust price list periodically. The operating subsidiaries’ branded products and white-label products typically generate higher profit margins compared to ODM products. We believe that the operating subsidiaries have more bargaining power for their white-label products because of their localized operation and ancillary services provided to dealers, including relabeling services and direct shipping to end consumers, among others. The operating subsidiaries’ direct-to-consumer approach in selling their branded products also allows the operating subsidiaries to cut out the distributors and control their costs more effectively and provides the operating subsidiaries with more flexibility in pricing.

Logistics and Warehousing

Logistics

In the U.S., the operating subsidiaries strategically located their warehouses on the east and west coasts, in California and Pennsylvania respectively. A majority of the operating subsidiaries’ customers in North America, primarily in the U.S., can also track product deliveries through the operating subsidiaries’ self-developed inventory and logistics system named Matrix (“Matrix System”). The operating subsidiaries generally keep reasonable levels of inventories in the warehouses according to the population coverage. The operating subsidiaries also have a major logistics center in Venlo in the Netherlands and three warehouses strategically located in the north, central and south parts of Europe, including the United Kingdom, France and Italy.

We believe that reliable and timely product delivery is a critical component of providing a satisfying shopping experience for the operating subsidiaries’ customers. Generally, finished products may be delivered at the operating subsidiaries’ costs or their customers’ costs to the locations designated by the operating subsidiaries’ customers, depending on the operating subsidiaries’ delivery arrangement with each customer.

The operating subsidiaries’ product delivery is generally arranged as follows:

ODM products (to ODM customers).    The operating subsidiaries’ ODM products are generally being shipped directly from the operating subsidiaries’ production facility. The operating subsidiaries’ customers purchasing ODM products usually choose free on board (FOB) shipping arrangement or delivered duty paid (DDP) shipping arrangement. The operating subsidiaries are responsible for the customs declarations with the Mainland PRC customs. For DDP shipping arrangement, the operating subsidiaries are also responsible for the customs clearance by engaging a customs broker to complete the relevant customs clearance procedures at the foreign customs.

White-label products (to local customers or their end customers).    The operating subsidiaries white-label products are generally being delivered from the operating subsidiaries’ production facility to their main overseas logistics centers, located in California and Venlo. The operating subsidiaries use major international delivery services companies to deliver their products from their overseas warehouses to the agreed-upon location of the wholesalers and dealers. A majority of the customers of the operating subsidiaries in North America, primarily in the U.S., can also track product deliveries through the operating subsidiaries’ Matrix system which integrates with the operating subsidiaries’ EDI ordering system for better sales management.

Branded products.    The operating subsidiaries’ branded products are generally delivered from the operating subsidiaries’ production facility to the warehouses maintained by the fulfillment centers of online selling platforms and the operating subsidiaries’ overseas warehouses. The operating subsidiaries’ branded products may be delivered to the operating subsidiaries’ or local dealers’ online retail customers either by the platforms or directly by the operating subsidiaries.

Warehouse Operations

The operating subsidiaries have warehouse management procedures that monitor the planning and allocation of warehouse space and stock of raw materials, work-in-progress and finished products to coordinate with the delivery arrangements and schedules. The operating subsidiaries have equipped fire alarm equipment, anti-theft system, security alarm and sprinkler system in their warehouses to protect their warehouses in Europe. In Europe, the operating subsidiaries use a powerful order management system named multichannel order manager to manage their purchase orders and ensure accurate inventory level information. In the U.S., the operating subsidiaries have equipped fire alarm and sprinkler system in their warehouses. In addition, the operating subsidiaries utilize their self-developed Matrix system to conduct inventory management and warehouse rack management, which enable them to maintain accuracy on stock inventory. The operating subsidiaries also perform a random stock check to confirm if some of the low inventory stock level is matching with the recordings in their Matrix system. The operating subsidiaries carry out physical stock counts every quarter to monitor their inventory level and to identify obsolete or damaged stock.

Inventory Control

The operating subsidiaries’ inventory mainly comprises raw materials, work-in-progress and finished products.

For ODM products, the operating subsidiaries manufacture the products on a made-to-order basis. The operating subsidiaries produce the ODM products after they receive a confirmed order of products.

For branded products and white-label products, the operating subsidiaries’ sales and marketing department, based on their understanding of historical sales and perceived market trends, formulates annual sales targets at the Company’s level and at the regional level. The operating subsidiaries’ regional sales teams then prepare their respective quarterly sales targets. The operating subsidiaries’ logistics teams communicate with regional sales teams on a weekly basis to review and make the next quarter’s sales prediction, and then communicate with the operating subsidiaries’ factory for upcoming production schedule. It generally will take about one month to manufacture the products and another 1.5 months to deliver the products to the operating subsidiaries’ overseas warehouses. The operating subsidiaries’ sales and marketing department reviews regularly whether the operating subsidiaries’ regional sales teams are able to meet their sales targets. At the end of each year, the operating subsidiaries’ sales and marketing department reviews annual sales by region, product and brand, customer turnover rate, the level of returned goods and the number of customer complaints. It is the operating subsidiaries’ policy to maintain sufficient inventory level of finished products. This is determined with reference to the historical daily sales of each type of products.

Sales and Customers

The operating subsidiaries sell their products and services through their own sales and marketing team based in the United States and Europe. As of December 31, 2023, the operating subsidiaries employed approximately 286 salespersons. They are responsible for identifying business and market opportunities, engaging in business networking, participating in industry exhibitions, organizing logistics, handling customer complaints, processing purchase orders, promoting products and social media and other online platforms, deepening relationships with existing customers, and cultivating relationships with potential customers worldwide. The operating subsidiaries’ sales and marketing departments include a Mainland PRC sales division and an overseas sales division. The operating subsidiaries’ overseas division is responsible for the sales of white-label products and assists the Mainland PRC sales team to follow up on the customers purchased ODM products in the North America and Europe market. The operating subsidiaries’ Mainland PRC sales division is further divided into an ODM sales team and an online branded products sales team.

The operating subsidiaries generally approach and develop new customers through the following methods:

ODM customers and Dealers

(i)	The operating subsidiaries participate in office supplies and printer consumables exhibitions to create business relationships with potential customers. The operating subsidiaries also follow up with potential customers to explore their purchasing needs.

(ii)	The operating subsidiaries contact active local dealers and make cold calls to potential customers in the U.S. and Europe.

(iii)	The operating subsidiaries hire salespersons with rich industry experiences in the U.S. and Europe.

Online retail customers

(i)	The operating subsidiaries invest in sponsored advertisements on online selling platforms to reach customers interested in purchasing toner cartridges to improve the brand recognition of the operating subsidiaries, grow customers and boost sales.

(ii)	Through providing customer services on a timely basis and constantly improving the quality of their services to online retail customers, the operating subsidiaries aim to build and improve their brand reputation and boost word-of-mouth marketing.

For the fiscal year ended December 31, 2021, we sold approximately 44.3%, 37.5%, and 18.1% of our products to ODM customers, dealers and online retail customers, respectively, compared to 40.8%, 51.1%, and 8.1% for the fiscal year ended December 31, 2022, and 35.9%, 56.6% and 7.6% for the fiscal year ended December 31, 2023.

Sales to ODM Customers

ODM customers are those who purchase products from the operating subsidiaries which are manufactured according to the operating subsidiaries’ specifications and packaged under the ODM customers’ brands. ODM customers procure the operating subsidiaries’ products directly from the operating subsidiaries’ sales offices in Mainland PRC and the operating subsidiaries deliver from their production facilities in Mainland PRC. The operating subsidiaries have established over nine years of business relationship with most of their major ODM customers. Customers purchasing the operating subsidiaries’ ODM products generally order their products with bulk quantity. The operating subsidiaries mainly provide manufacturing services for ODM customers and produce products under ODM customers’ brands. Given their advantage in developing relatively sizeable customers, in general, we believe that those ODM customers are more sensitive to material price adjustments.

During the fiscal years ended December 31, 2021, 2022 and 2023, the operating subsidiaries did not enter into any sales agreements or long-term contracts with their ODM customers other than rebate agreements for their ODM products. Through the rebates agreements, the operating subsidiaries offer them a discount on the selling price of 1% to 2% if ODM customers accept the responsibility to provide warranty services to end users for purchased goods with manufacturing defects, or if the customers make purchases of or above certain volume. In the event that the amount of defective products exceed 1% of the total amount of products, ODM customers can return the defective ODM products back to the operating subsidiaries as credit. Such rebate agreement generally is valid for one year and shall be automatically extended at its expiration if neither party objects. The operating subsidiaries’ sales are conducted on a purchase order basis.

During the fiscal years ended December 31, 2021, 2022 and 2023, there were no material sales return from the operating subsidiaries’ customers purchasing their ODM products. For the years ended December 31, 2021, 2022 and 2023, sales to ODM customers were US$62.7 million, US$58.0 million and US$54.0 million, accounting for approximately 44.3%, 40.8% and 35.9% of our total revenues for those years, respectively.

Sales to Dealers

Dealers, are customers who source toner cartridges from importers and/or wholesalers, and sell them to end consumers who place purchase orders with them, including small to medium sized enterprises, local offices and schools, among others. Many dealers do not maintain their own warehouses and therefore depend on importers and/or wholesalers to ship the orders directly to their end customers. Dealers typically order the operating subsidiaries’ products with small quantities compared to ODM customers. The operating subsidiaries’ local sales team need to identify and develop the dealers, and provide the dealers with customized services. The operating subsidiaries supply dealers with products with generic packaging boxes with no brand information, or white-label products, as well as the operating subsidiaries’ self-branded products under four brands with different target audience, namely TrueImage, CoolToner, Aztech and Toner Bank. The operating subsidiaries also provide optional ancillary services, including relabeling services, drop shipping services and storage services to dealers. With the aforementioned ancillary services, we believe that the operating subsidiaries have gained more bargaining power. In addition, through the operating subsidiaries’ proprietary EDI system and internet-based quick order system, the operating subsidiaries’ dealer customers can easily and effortlessly place orders with the operating subsidiaries, locate product specifications and inventory information, check the status of their orders, and make payments. See “— Technology.”

The operating subsidiaries do not enter into sales agreements or any long-term contracts with the dealers for white-label products or self-branded products, and the operating subsidiaries’ sales are conducted on a purchase order basis. The dealers are not allowed to return or exchange products except for defective products.

For the years ended December 31, 2021, 2022 and 2023, the operating subsidiaries’ sales of white-label products and self-branded products to dealers were approximately US$53.1 million, US$72.6 million and US$84.9 million, representing 37.5%, 51.1% and 56.5% of total revenue for respective periods.

Sales to Online Retail Customers

The operating subsidiaries’ online retail customers are those who mainly purchase the operating subsidiaries’ branded products through their online retail stores on Amazon and other online retail platforms. Individuals and small to micro sized enterprises mainly order through online stores, and as a result of COVID-19, more consumers switched to online purchases. We expect the operating subsidiaries’ sales to online retail customers to achieve the highest increase and serve as the driver for the operating subsidiaries’ future business growth, among the existing three sales channels.

Currently, the operating subsidiaries have 11 online stores across different platforms, mainly targeting the U.S. or European markets, and the operating subsidiaries’ sales to online retail customers are conducted on a per-order basis. For each online store, the operating subsidiaries design a distinct and unique layout and use different pictures to display their products. In addition, the operating subsidiaries manufacture and sell their products under four brands with different target audience, namely TrueImage, CoolToner, Aztech and Toner Bank, allowing the operating subsidiaries to attract potential customers with different preferences for toner cartridge products. In order to increase their online sales and market presence, the operating subsidiaries strategically design and customize their product descriptions and use the “A+ content” feature to showcase their brand and product features, in order to increase visibility to users and discoverability through search, while complying with the rules of Amazon and other online selling platforms. In addition, the operating subsidiaries also employ marketing strategies such as product advertisements on the online selling platforms.

The operating subsidiaries typically set the retail prices for our branded products to 30% to 50% of those of original-brand cartridge products. Typically, the operating subsidiaries are able to derive the highest profit margins from sales to online retail customers among the three sales channels. For the years ended December 31, 2021, 2022 and 2023, revenue generated from our online retail stores from branded products were approximately US$25.6 million, US$11.5 million and US$11.4 million, representing 18.1%, 8.1% and 7.6%, respectively, of total revenue for the periods.

Geographic Coverage

The operating subsidiaries’ products are currently sold to customers in over 50 countries. Sales to U.S. and European customers represent the majority of our total revenue. The operating subsidiaries’ European customers are from a large number of different countries, including Germany, Russia, the United Kingdom, Italy, Netherlands, France, Hungary, and others, among which customers from Germany constitute the largest market share among customers from all European countries with respect to the operating subsidiaries’ ODM business and B2B business.

Customer Service

The operating subsidiaries are committed to providing premium customer service quality to their customers, which is reflected in the operating subsidiaries’ product return and exchange policies. The operating subsidiaries maintain their main customer service center in sales headquarters in Zhongshan City in the PRC, handling user queries and complaints regarding the operating subsidiaries’ products and services. As of December 31, 2023, the operating subsidiaries had after-sales and technical service teams of 75 employees working according to the office hours in U.S. and European time zones to provide 24-hour service to these customers. The operating subsidiaries’ local sales team will also provide sales-related follow-up works for their customers. Customers can make queries on the operating subsidiaries’ products and ordering process and file complaints around the clock by various means, such as online chatting, a customer service hotline, emails and face-to-face communication. The operating subsidiaries’ customer service representatives are required to complete training on product and service knowledge, complaint handling and communication skills. The operating subsidiaries aim to provide timely, comprehensive, and high-quality customer services to ensure that the operating subsidiaries meet their customers’ needs and expectations for their products.

Services to ODM Customers and Dealers

The operating subsidiaries’ customers, including ODM customers and dealers, are eligible to refund or exchange defective products within two years from the date of purchase. During the warranty period, customers are eligible to submit refund or exchange request to the operating subsidiaries’ return merchandise authorization team, or RMA team, at the operating subsidiaries’ quality assurance department. The RMA team will process the requests within 48 business hours. To expedite the RMA procedure, the operating subsidiaries request customers to submit RMA with five essential pieces of information, including item number, quantity, reason for return, batch number and original order number or purchase number. The operating subsidiaries generally provide a credit to the operating subsidiaries’ customers in the method in which the customers paid within seven business days of our receipt of the accepted return. A refund will not be processed until the product is received by the operating subsidiaries’ warehouse.

Defective products.    The operating subsidiaries’ quality assurance team in sales headquarters in the U.S. and Europe will diagnose the claims for defective products based on the essential information and determined if the operating subsidiaries need to retrieve for inspection or not. Upon receipt of the returned items, the operating subsidiaries shall inspect them for final determination of return, exchange or notification of ineligible products. The operating subsidiaries will notify their customers if any ineligible products are received. The operating subsidiaries reserve the right to either recycle or otherwise dispose of the ineligible products after the seven days from the date customers were notified. Ineligible products include (i) any products were damaged due to customers’ error; (ii) any products are returned due to defects but no defect is found after testing; (iii) any product that was not directly purchased from the operating subsidiaries or not the operating subsidiaries’ products; (iv) any returns with more than 70% of toner usage; and (v) any products that were malfunctioned. If the quality issues of our products are due to the faults of the operating subsidiaries’ suppliers, the operating subsidiaries will claim against their suppliers.

Incorrectly supplied products.    The customers should notify the operating subsidiaries within 180 days of receipt of the incorrectly supplied products to qualify for refund or free replacement.

Missing, incomplete or damaged orders.    If the purchase orders have not arrived, or arrive in complete or damages, the operating subsidiaries’ customers could contact their RMA Department to report any issue within three business days of the delivery date to qualify for refund or free replacement. If the products are lost or damaged in shipping, the operating subsidiaries’ customers or the operating subsidiaries could file a claim with the carrier for the loss if the products are shipped on a customer’s account or the operating subsidiaries’ account.

Change of mind returns.    Customers may request product returns at their own costs if they are ordered in error or unwanted within 90 days from the original invoice date. The products must be returned in resalable condition with the original packaging. The operating subsidiaries will charge 20% restocking fee if the products are returned to the operating subsidiaries after 90 days from the original invoice date. The operating subsidiaries will charge US$2 each on re-box if the packaging is damaged or defaced in any way, or if the packaging has been customized.

Services to Online Retail Customers

The operating subsidiaries allow their customers purchased through their online channels to exchange or return goods within 30 days of receipt of shipment for any reason. The operating subsidiaries generally allow their customers to exchange or return any defective products with quality issues at any time after purchase. For returning, exchanging or repairing any defective products, the operating subsidiaries’ customers can mail such products to the operating subsidiaries after initiating a product return request on the platform on which they purchased the products.

Technology

The operating subsidiaries’ technologies are crucial to their success. The operating subsidiaries have invested strategically to build their proprietary technology, with the goal to improve operational efficiency and customer experience.

EDI system.    The operating subsidiaries have launched their electronic data interchange system for their dealer customers located in North America, through which the customers can send purchase orders to the operating subsidiaries, and receive shipping information from the operating subsidiaries.

Internet-based quick order system.    The operating subsidiaries provide one-step ordering solutions to their ODM and dealer customers through the operating subsidiaries’ internet-based quick order system. Through this system, the operating subsidiaries’ customers could place and handle orders, locate product specifications and inventory information, check the status of their orders, and make payments.

Cloud-based warehouse management system.    The cloud-based management system connects with many third-party platforms in the U.S. The operating subsidiaries have also integrated their cloud-based warehouse management system with their EDI system, allowing the operating subsidiaries to process orders, monitor the status of their inventory, and handle accounting matters through the system. After the operating subsidiaries’ customers place orders on Amazon or other online selling platforms, or through the operating subsidiaries’ EDI system or internet-based quick order system, such orders are processed through the operating subsidiaries’ cloud-based warehouse management system, which will generate automated messages to the operating subsidiaries’ warehousing and logistics teams for further processing and delivery. Any updates to the status of customer orders will be sent by the operating subsidiaries’ cloud-based warehouse management system back to the corresponding online selling platform, EDI system or internet-based quick order system, such that the operating subsidiaries’ customers are able to check the real-time status of their orders.

Intellectual Property

Through the operating subsidiaries, we currently hold a broad collection of rights relating to certain aspects of our in-house designed products. Such rights include trademarks, copyrights, domain names, trade names, trade secrets and other proprietary rights in a number of overseas jurisdictions including the U.S., Europe, and Mainland PRC. All of the operating subsidiaries’ compatible toner cartridges are covered by some of their patents. We believe the duration of intellectual property rights is adequate relative to the expected lives of the operating subsidiaries’ products and services.

The operating subsidiaries have established and implemented internal policies and protocols in relation to the creation, management, implementation and protection of their intellectual property and trade secrets. Under the operating subsidiaries’ intellectual property protection measures, as of December 31, 2023, we had 432 registered patents, including utility patents, design patents and others, in Mainland PRC and worldwide, including approximately 413 registered patents in Mainland PRC. As of December 31, 2023, we had 105 pending patent applications worldwide, including 92 of such pending applications in Mainland PRC. In addition, as of December 31, 2023, we had 37 trademarks, including 12 trademarks in various categories registered in Mainland PRC, 12 trademarks in various categories registered in the U.S., 11 trademarks in various categories registered in the European Union, and two trademarks registered in Hong Kong, and three domain names registered.

The operating subsidiaries reply on a combination of patent, copyright, and trademark laws and restrictions in Mainland PRC and other jurisdictions, fair trade practice, as well as confidentiality procedures and contractual provisions to protect their intellectual property rights and in order to provide patent safe and self-developed products to their customers. Despite the operating subsidiaries’ precautions, third parties may infringe the operating subsidiaries’ intellectual property rights. Unauthorized use of the operating subsidiaries’ intellectual property by third parties and the expenses that may incur in protecting the operating subsidiaries’ intellectual property rights from such unauthorized use may adversely affect our business and results of operations. See “Item 3. Key Information—D. Risk Factors — Risks Relating to the Business and Industry of the Operating Subsidiaries— The operating subsidiaries’ ability to compete effectively may be hampered if their intellectual property rights are infringed on by third-parties or, on the other hand, if they are alleged or found to have infringed on the intellectual property rights of others.”

We and the operating subsidiaries have not had any actions, which has had a material negative impact on our financial position or results of operations, brought against us or the operating subsidiaries by any third parties claiming that we and/or the operating subsidiaries have infringed any their intellectual property rights. However, from time to time we and/or the operating subsidiaries may be involved in disputes relating to intellectual property rights belonging to or asserted by third parties.

Competition

The operating subsidiaries are a specialized manufacturer, supplier and seller of toner cartridge to our customers mainly in the U.S. and Europe. Through the operating subsidiaries, we were the largest compatible toner cartridge manufacturer in the world with a market share of approximately 11.3% in terms of retail value in global markets for the year ended December 31, 2022. The operating subsidiaries face competition from manufacturers of similar products in China for sale to customers in the U.S. and Europe. Based on the operating subsidiaries’ operating experience, we believe the principal competitive factors in the operating subsidiaries’ relevant markets include:

●	production scale, including production and processing capacities;

●	quality of products;

●	research and development capabilities;

●	selling price;

●	production cost;

●	customer satisfaction and reputation; and

●	geographical location.

There are certain major barriers of entry into the toner cartridge industry, including patents protection, substantial capital investment required to set up the operations, ability to retain highly qualified technical experts and established relationships with customers.

Occupational Health and Safety

The operating subsidiaries are subject to the labor, safety and work-related laws and regulations where their business operates. See “—Regulation.” The operating subsidiaries have already established a work safety system which includes a system for recording and handling accidents for the production facilities warehouse and formulated a number of guidelines and this regard. The operating subsidiaries hold regular safety training session for their employees.

During the fiscal years ended December 31, 2021, 2022 and 2023, the operating subsidiaries did not experience any significant incidents or accidents in relation to workers’ safety or subject to any material claim, whether for personal or property damage, or penalty in relation to health, work safety, social or environmental production issues, or involved in any accident or fatality, and had been in compliance with applicable laws and regulations in all material aspects during the fiscal years ended December 31, 2021, 2022 and 2023.

Environmental and Social

We are committed to environmental protection and conservation and through the operating subsidiaries, we have adopted environmental policies in relation to the environmental protection and conversation.

The operating subsidiaries are subject to the PRC environmental laws, regulations and standards where the operating subsidiaries manufacture their products. See “—Regulation” for details of applicable environmental laws, regulations and standards.

During the fiscal years ended December 31, 2021, 2022 and 2023, the operating subsidiaries had complied with the applicable environmental laws and regulations in all material respects, and that the operating subsidiaries were not subject to any material fines or legal actions involving non-compliance with any relevant regulations in the PRC.

The cost of compliance with the applicable environmental protection laws, regulations, policies and standards was not material during the fiscal years ended December 31, 2021, 2022 and 2023. However, environmental laws and regulations have tended to become increasingly stringent and, to the extent regulatory changes occur in the future, they could result in, among other things, increased costs to our Company.

Employees

We had 1,203, 1,111 and 1,248 full-time employees as of December 31, 2021, 2022 and 2023. Out of the 1,248 full-time employees we had as of December 31, 2023, 1,194 of them were located in Mainland China and 54 of them were located overseas. The following table sets forth the number of our full-time employees as of December 31, 2023:

Function	Number of Employees
Manufacturing	510
Sales and Marketing	286
Research and Development	138
Production Material Control	76
Quality Assurance	18
Administration	29
Accounting and Finance	47
Information Technology	8
Management	14
Others	122
Total	1,248

Our success depends on the operating subsidiaries’ ability to attract, motivate, train and retain qualified personnel. The operating subsidiaries offer their employees competitive salaries, bonuses and other incentives. Bonuses are generally discretionary and based on employee performance as well as the operating subsidiaries’ overall business performance. The operating subsidiaries offer interest-free home loans to certain qualified employees as an employee benefit.

The operating subsidiaries recruit most of their employees through job fairs, recruitment agencies and online channels. In addition, the operating subsidiaries launch regular internal and external training programs for employees covering daily work, production safety, technics, industry, information security and customs regulations. The operating subsidiaries also select outstanding employees and key core talents to study in outside training institutions or designated institutions according to the needs of specific occupations.

The operating subsidiaries have entered into employment agreements with their full-time employees. The operating subsidiaries have also signed confidentiality agreements with their employees except manufacturing staff under which such employees shall, during or after the course of employment, keep all confidential information strictly confidential. Confidential information includes all data and information that is obtained, created or developed or became aware of, whether directly or indirectly, as a result of using any equipment or resources or due to the performance of duties by such employees or information marked with “Confidential” or similar wordings, regardless of whether such information is written, completed, or registered intellectual properties.

During the fiscal years ended December 31, 2021, 2022 and 2023, the operating subsidiaries did not experience any material labor disputes with their employees, receive any complaints, notices or orders from relevant government authorities or third parties, or receive any claims from their employees relating to social insurance or housing provident funds. None of the operating subsidiaries’ employees are currently represented by labor unions.

Insurance

Through the operating subsidiaries, we maintain various insurance policies to safeguard against risks and unexpected events. Through the operating subsidiaries, we have purchased property insurance which covers all risks of physical loss, destruction or damage to their production facilities, the inventory of their products and their fixed assets, work safety liability insurance which covers work injuries at the operating subsidiaries’ production facilities. The operating subsidiaries’ main export credit insurance covers majority of the commercial risks and political risks in relation to the operating subsidiaries’ export transactions. The export credit insurance covers risks in relation to (i) commercial risks occurs when the buyer defaults on payment for goods, refuses to take delivery of goods or goes bankrupt or insolvent; and (ii) political risks occurs when the country or region of the buyer prohibits or restricts the buyer from paying for goods, an import ban is imposed on the goods purchased by the buyer, any war, civil war or riot makes the buyer unable to perform contract or a third party country through which the payment by the buyer has to be routed issues a moratorium. The insurance company is responsible to compensate up to majority of the loss resulting from the commercial risks or political risks.

In line with general market practice, the operating subsidiaries do not maintain any business interruption insurance, which is not mandatory under the relevant laws of the PRC. The operating subsidiaries do not main key-man life insurance or insurance policies covering damages to their IT infrastructure or information technology systems. We believe that the operating subsidiaries are covered by adequate property and liability insurance policies which are customary for similar companies in the PRC, the U.S. and Europe. During the fiscal years ended December 31, 2021, 2022 and 2023, the operating subsidiaries did not make any material insurance claims in relation to their business. Our management evaluates the adequacy of the operating subsidiaries’ insurance coverage from time to time, and the operating subsidiaries purchase additional insurance policies as needed. However, the operating subsidiaries’ insurance coverage may not be adequate to cover all losses that may occur. Please refer to the section headed “Item 3. Key Information—D. Risk Factors — The operating subsidiaries’ insurance coverage may not be sufficient to cover all risks in relation to their business operations.”

Properties and Facilities

Our principal executive offices are located in Xinyu, Jiangxi, China. The operating subsidiaries own seven parcels of land with an aggregate gross site area of approximately 3.9 million square feet, and owned and occupied 32 buildings with a total gross floor area of approximately 1.2 million square feet in Mainland PRC. The operating subsidiaries also lease lands and buildings from independent third parties with an aggregate gross floor area of 231,945 square feet in Mainland PRC, the U.S., the Netherlands, Italy, the United Kingdom and France. These leases vary in duration from three years to nine years. The properties and facilities the operating subsidiaries own and lease serve the functions of product manufacturing, research and development, warehousing, marketing, and customer services.

We believe that the operating subsidiaries’ existing facilities are sufficient for their current needs.

Seasonality

Our operating results are affected by the seasonality of the orders the operating subsidiaries receive. We typically experience lower revenue in the fourth quarter every year due to the decrease in demand for the operating subsidiaries’ toner cartridges in offices before and during the Christmas holidays. As the majority of the operating subsidiaries’ customers are located in North America and Europe, the demand of printers used in offices and schools tends to decrease when the operating subsidiaries’ customers are on vacation during those periods. We expect such pattern is likely to continue in the future.

Legal Proceedings

On November 12, 2021, ML Products, Inc. filed a complaint with the United States District Court for the Central District of California against Aster US, a subsidiary of the Company, and five other defendants, claiming that Aster US (i) violated the Lanham Act by conducting false advertising, (ii) violated the California Business and Professions Code §17200 by engaging in unfair competition, and (iii) violated the California Business and Professions Code §17500 by conducting false advertisement. If the reviewing court determines that these claims are successfully established, monetary relief or injunctive relief may be granted to the plaintiff. On February 9, 2022, Aster US filed a motion to dismiss the complaint with the court. On September 27, 2023, the court ruled on our motion to dismiss, granting our motion in part. On October 12, 2023, ML Products filed a revised complaint. We believe this lawsuit is without merit and we are defending ourselves vigorously. There is uncertainty, however, regarding the ultimate resolution of this lawsuit. We maintain liability insurance, pursuant to which we are presently seeking confirmation by the provider to determine if our policy entitles us to receive liability coverage or contribution towards our related legal expenses and fees. However, since this case is still in its early stage, we are not able to predict the scale of liability, if any, potential monetary impact or outcome of this case at this time.

We and the operating subsidiaries may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We and the operating subsidiaries are not currently a party to any other material legal or administrative proceedings than as described in this section. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

Regulations

This section sets forth a summary of applicable laws, rules, regulations, government and industry policies and requirements that have a significant impact on the operating subsidiaries’ operations and business. This summary does not purport to be a complete description of all laws and regulations, which apply to the operating subsidiaries’ business and operations. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this annual report, which may be subject to change.

During the fiscal years ended December 31, 2021, 2022 and 2023, and from January 1, 2024 to the date of this annual report, the operating subsidiaries did not commit any material non-compliance of the applicable laws and regulations. During the same periods, the operating subsidiaries did not experience any non-compliance, taken as a whole, that would have a materially negative impact on their business, our results of operations, or the operating subsidiaries’ ability to operate their business in a legally compliant manner.

OVERVIEW OF THE MAINLAND PRC LAWS AND REGULATIONS

Foreign Investment

Limited liability companies and joint stock companies established and operated in Mainland China are subject to the Company Law of the People’s Republic of China (“Company Law”), which was promulgated by the Standing Committee of National People’s Congress (“Standing Committee of NPC”) on December 29, 1993 and became effective on July 1, 1994, and was subsequently revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013, October 26, 2018 and December 29, 2023, respectively. The Company Law as revised on December 29, 2023 will become effective on July 1, 2024. Foreign-invested companies must comply with the Company Law, unless otherwise stipulated by foreign investment laws.

Before January 1, 2020, the establishment and operation of foreign wholly-owned enterprises were subject to the Law of the People’s Republic of China on Wholly Foreign-owned Enterprises promulgated by the Standing Committee of NPC on April 12, 1986, and revised on October 31, 2000 and September 3, 2016, respectively, and Implementation Rules for the Law of the People’s Republic of China on Wholly Foreign-owned Enterprises promulgated by the Ministry of Foreign Trade and Economic Cooperation of the People’s Republic of China on December 12, 1990 and revised by the State Council on April 12, 2001 and February 19, 2014.

Since January 1, 2020, foreign wholly-owned enterprises have been subject to the Foreign Investment Law of the People’s Republic of China promulgated by National People’s Congress on March 15, 2019 and became effective on January 1, 2020 with the abolishment of Law of the People’s Republic of China on Wholly Foreign-owned Enterprises. Foreign investors and foreign-owned enterprises undertaking investment activities in Mainland China are subject to the Special Administrative Measures (Negative List) for the Access of Foreign Investment, of which the latest version was promulgated by the NDRC and the MOFCOM on December 27, 2021 and became effective on January 1, 2022, and Catalogue of Encouraged Industries for Foreign Investment, of which the latest version was promulgated by the NDRC and the MOFCOM on October 26, 2022 and became effective on January 1, 2023.

The operating subsidiaries’ business operations are not subject to the restrictions or prohibitions in the latest version of Negative List, and therefore the operating subsidiaries’ business operations are in a permitted industry for foreign investment.

Relevant Laws and Regulations on Product Quality and Consumer Protection

According to the Product Quality Law of the PRC promulgated on February 22, 1993 and amended on July 8, 2000, August 27, 2009 and December 29, 2018 respectively, and the Law of the PRC on the Protection of Consumer Rights and Interests promulgated on October 31, 1993 and amended on August 27, 2009 and October 25, 2013 to protect the legitimate rights and interests of end-users and strengthen the supervision and control of the quality of products, if the product sold is sub-standard but not defective, the retailer will be responsible for the repair, exchange, or refund of the sub-standard product and for the compensation to the consumer for its losses (if any). In addition, the manufacturer is liable for the sub-standard product. The retailer is entitled to claim reimbursement from the manufacturer for the compensation paid by the retailer to the consumer. If the product is defective and has caused personal injury or damage to assets, the consumer has the option to claim compensation from either the manufacturer, or the distributor or the retailer. A retailer or distributor who has already compensated the consumer is entitled to claim reimbursement from the liable manufacturer.

In addition to the Product Quality Law, there are also other Mainland PRC laws that apply to the product liability. According to the PRC Civil Code, promulgated on May 28, 2020, in the event of damage caused to others due to product defect, the infringed may seek compensation from the manufacturer or the seller of the products. Where the product defect is caused by the manufacturer, the seller may, after paying compensation, claim the same from the manufacturer. Where the product defect is caused by the fault of the seller, the manufacturer may, after paying compensation, claim the same from the seller.

Labor and Social Security

The relevant labor laws of PRC are comprised of Labor Law of the People’s Republic of China (“Labor Law”, which promulgated on July 5, 1994, revised on December 29, 2018 and became effective on the same date), Labor Contract Law of the People’s Republic of China (“Labor Contract Law”) (which became effective on January 1, 2008, revised on December 28, 2012 and became effective on July 1, 2013), the Regulation on the Implementation of the Labor Contract Law of the People’s Republic of China, Social Insurance Law of the People’s Republic of China, Trial Measures for Maternity Insurance of Enterprise Employees, Work-related Injury Insurance Regulation, Unemployment Insurance Regulation, Interim Regulations on the Collection and Payment of Social Insurance Premiums, Regulation on Management of Housing Provident Fund and other relevant laws and regulations promulgated by the PRC government authorities from time to time.

Under the Social Insurance Law of the People’s Republic of China and other relevant requirements, employees are required to participate in five types of social insurance, namely basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance, of which the premiums of maternity insurance and work-related injury insurance shall be paid only by the employer in accordance with national regulations and employees are not required to pay, while premiums of basic pension insurance, basic medical insurance and unemployment insurance shall be paid jointly by employer and employees. If the employer fails to pay the social insurance premiums in full as scheduled, the social insurance authorities may order the employers to make the payments or to make up the difference within a specified time limit, with late payment fees imposed. If the employers fail to make the payments within such time limit, relevant administrative authorities may impose fines on them.

In accordance with the Regulation on Management of Housing Provident Fund promulgated by the State Council on April 3, 1999 (latest revised on March 24, 2019), the employer shall make contributions to the housing provident fund for its employees.

During the fiscal years ended December 31, 2021, 2022 and 2023, the operating subsidiaries did not make adequate contributions to social insurance plans for certain employees. As a result, we may be ordered by relevant governmental authority to make any outstanding contributions within a stipulated period of time and pay penalties at a daily rate of 0.05% of the outstanding contributions. The outstanding social insurance plan contributions payable was approximately US$0.1 million as of December 31, 2023, which is accrued in our consolidated financial statements included elsewhere in this annual report and the maximum amount of such penalties that we could be imposed on is approximately US$0.3 million. We received confirmations from relevant local authorities that we were not subject to any penalty for failing to make full contributions to the social insurance fund during the fiscal years ended December 31, 2021, 2022 and 2023. As of the date of this annual report, we have not been ordered to pay outstanding contributions or related penalties.

Production Safety

According to the Production Safety Law of the People’s Republic of China promulgated by the Standing Committee of NPC on June 29, 2002, which became effective on November 1, 2002 and was revised on August 27, 2009, August 31, 2014 and June 10, 2021 respectively, entities that are engaged in the production and business operation activities within the territory of the PRC shall (i) observe the Production Safety Law and other relevant laws and regulations concerning production safety; (ii) strengthen the management and control of production safety; (iii) improve the measures for safety protection of production sites; and (iv) establish and improve the accountability system for safety accidents to ensure the work safety in production sites. The production entities shall implement national standards or industrial standards for safety formulated according to laws and provide conditions for safe production stipulated by relevant national standards or industrial standards. Entities that do not meet the conditions for safety production shall not be engaged in production and operation activities.

Law on Import and Export Commodity Inspection

According to Law of the People’s Republic of China on Import and Export Commodity Inspection which became effective on August 1, 1989, and was subsequently revised on April 28, 2002, June 29, 2013, April 27, 2018, December 29, 2018 and April 29, 2021 and its implementation regulations, the consignee or consignor of imported or exported goods may complete the clearance declaration with the customs themselves or entrust commodity clearance agency firms to complete the declaration procedures. The government has adopted a filing and registration administration system for enterprises completing the declaration themselves. The consignee or consignor of imported or exported goods shall file with the relevant entry-exit inspection and quarantine authority according to law when handling the customer clearance procedures.

Others

Circular No.37

Pursuant to the Notice of the State Administration of Foreign Exchange on Issues Concerning Foreign Exchange Administration of the Overseas Investment and Financing and the Round-tripping Investment Made by Domestic Residents through Special-purpose Companies (“Circular No.37”) which became effective on July 4, 2014, domestic resident (including domestic corporate entity and individual domestic resident) which/who, for the purposes of investment and financing, directly establishes or indirectly controls special-purpose company, and directly or indirectly undertakes domestic direct investment activities through such special-purpose company using legitimately held domestic company assets or interests or using legitimately held overseas company assets or equities, i.e., the activity of establishing domestic foreign-invested enterprise or project by merger and acquisition or incorporating new entity while acquiring ownership, control, rights of business operation and management and so on must apply to SAFE for registration of foreign exchange for overseas investment.

M&A Rules

According to the Provisions on the Merger or Acquisition of Domestic Enterprises by Foreign Investors (“M&A Rules”), which were jointly issued by the MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, State Administration for Industry and Commerce of the PRC (the “SAIC”), the China Securities Regulatory Commission and the SAFE on March 7, 2003, became effective on April 12, 2003, and were subsequently revised on August 8, 2006 and June 22, 2009 by MOFCOM, a foreign investor is required to obtain necessary approvals, (i) when the non-foreign-invested equities of a domestic company (“domestic enterprise”) is acquired by a foreign investor, transforming the said domestic enterprise into a foreign-invested enterprise; or subscribe the equity of a domestic enterprise through increasing the registered capital, so as to change the domestic enterprises into a foreign-invested enterprise; or (ii) the foreign investor incorporates a foreign-invested enterprise and acquires and operates the assets of a domestic enterprise through the said foreign-invested enterprise, or acquiring the assets of a domestic enterprise as investment capital to incorporate another foreign-invested enterprise, the foreign investor shall be subject to the approval of the MOFCOM of the PRC or the provincial commerce department, and shall file registration of change or registration of establishment with the SAIC or its authorized local industry and commerce bureaus.

The merger and acquisition of a domestic company with or by a domestic company, enterprise or individual, which is associated with the target company, in the name of an overseas company legitimately incorporated or controlled by the domestic company, enterprise or individual shall be subject to examination and approval by the MOFCOM. The parties involved shall not use domestic investment by foreign-invested enterprises or other methods to circumvent the aforesaid requirements.

Regulations on Overseas Listings

On February 17, 2023, the CSRC released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, five supporting guidelines, as well as Notice on Filing Management Arrangements for Overseas Listings of Domestic Enterprises, which came into effect on March 31, 2023. According to the Administration Measures and the Notice, overseas offering and listing refers to overseas offerings by domestic companies of equity shares, depository receipts, convertible corporate bonds, or other equity-like securities, and overseas listing of the securities for trading. Overseas offering and listing, which is specifically divided into direct overseas offerings and listing and indirect overseas offerings and listing, shall be filed in accordance with the Administration Measures.

According to the Notice, domestic companies that have submitted valid applications for overseas issuance and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the date of effectiveness of the Administration Measures can reasonably arrange the timing of filing applications and should complete the filing before the overseas issuance and listing. Our submission of a listing application will fall into the scope of overseas offering and listing provisions in the Administration Measures. After the effectiveness of the Administration Measures, we will be required to file with the CSRC in accordance with the Administration Measures and complete the filing before the overseas issuance and listing. On September 25, 2023, we received CSRC’s approval of our initial public offering under the Administration Measures. Since January 25, 2024, our Class A ordinary shares have been listed on the Nasdaq. In the future, in the event that we conduct any subsequent offerings, we could be subject to filing requirements with the CSRC. In such event, if the filing procedures were not completed according to the Administration Measures or if our filing materials contain false records, misleading statements or material omissions, the CSRC may order rectify such non-compliance, issue a warning, and impose a fine of not less than RMB1 million and not more than RMB10 million.

Furthermore, according to the Administration Measures, an overseas offering and listing is prohibited under any of the following circumstances:(1) if the intended securities offering and listing falls under specific clauses in national laws and regulations and relevant provisions prohibiting such financing activities; (2) if the intended securities offering and listing in an overseas market may endanger national security, as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if, in the past three years, the domestic company or its controlling shareholders and actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy; (4) the domestic company is currently under judicial investigation for suspicion of criminal offenses or under investigation for suspicion of major violations, and no clear conclusion has been reached; (5) if there are material ownership disputes over equity held by the controlling shareholder or by shareholders under the control of the actual controllers. As of the date of this annual report, we do not fall under any of the abovementioned circumstances that might prohibit us from overseas offering and listing.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly issued the Confidentiality Provisions, which came into effect on March 31, 2023 with the Administrative Measures. The Confidentiality Provisions require that, among other things, (a) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by the company or its PRC subsidiary to comply with the above confidentiality and archives administration requirements under the Confidentiality Provisions, and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

Environmental Protection

According to the Environmental Protection Law of the People’s Republic of China, which was promulgated by the Standing Committee of NPC on December 26, 1989 and became effective on the same day, and was revised on April 24, 2014 and became effective on January 1, 2015, companies undertaking any project with environmental pollution must comply with regulations on the administration of environmental protection for construction projects. Any anti-pollution infrastructure must be designed, constructed and used in synchronization with principal part of the project. The State adopts pollution discharge permit management system in accordance with the law. Enterprises, public institutions and other producers and business operators that are subject to pollution discharge permit management shall discharge pollutants in accordance with the requirements of their permits; no pollutant discharge is allowed without a pollutant discharge permit.

According to the Environmental Impact Assessment Law of the People’s Republic of China, which was promulgated by the Standing Commission of NPC on October 28, 2002 and became effective on September 1, 2003, and revised on July 2, 2016 and December 29, 2018, respectively, constructors should refer to the Catalogue for the Classified Administration of Environmental Impact Assessments for Construction Projects formulated and issued by administrative departments for environmental protection of the State Council. If any of the construction projects (I) may cause significant environment impact, the constructor shall prepare a report of environmental impacts so as to include a comprehensive assessment of the environmental impacts; (II) may have moderate environmental impacts, the constructor shall prepare a report form of environmental impacts so as to include an analysis or special assessment of the environmental impacts; (III) have minor environmental impacts and environmental impact assessment is not required, the constructor shall fill in a registration form for the environmental impacts. In case the environmental impact assessment document of a construction project fails to pass the examination of the statutory authorities for examination and approval or fails to be approved after examination, such authorities may not approve the construction thereof, and the constructor may not commence construction.

The “13th Five-Year” Environmental Impact Assessment Reform Implementation Plan promulgated by the former Ministry of Environmental Protection on July 15, 2016 clearly called off the administrative permit for the completion acceptance of environmental protection and required the establishment of a coordinated management system for environmental impact assessment, “three synchronizations” and emission permit. Requirements on pollutant emission control in the environmental impact assessment documents and approval of the construction project shall be included in the emission permit. The implementation of “three synchronizations” of an enterprise shall be a pre-condition for emission permit application. Before starting the production or usage, constructor shall authorize a third-party institution to compile the report on the completion acceptance of environmental protection facilities of the construction project based on comments in the environmental assessment and approval documents, which will be open to the public and filed with environmental protection department.

In accordance with the Administration Measures for Pollutant Discharge Permit (Trial) promulgated by the former Ministry of Environmental Protection on January 10, 2018 and revised by the Ministry of Ecology and Environment on August 22, 2019, and in accordance with the Administration' Measures for Pollutant Discharge Permit promulgated by the Ministry of Ecology and Environment on April 1, 2024 (will- become effective on July l, 2024), enterprises, public institutions and other producers and business operators (the “pollutant discharge entities”) included in the Catalogue of Classified Management of Pollutant Discharge Permit for Stationary Pollution Sources shall apply for and obtain a pollutant discharge permit or submit Pollutant Discharge Registration within the prescribed time limit; and it is temporarily unnecessary for pollutant discharge entities not included in the Catalogue of Classified Management of Pollutant Discharge Permit for Stationary Pollution Sources to apply for a pollutant discharge permit. The currently valid Catalogue of Classified Management of Pollutant Discharge Permits for Stationary Pollution Sources was promulgated and implemented by the former Ministry of Environmental Protection on December 20, 2019.

Property

Land

According to the PRC Civil Code, promulgated on May 28, 2020 and the Land Administration Law of The People’s Republic of China promulgated by the Standing Committee of NPC on June 25, 1986 (latest revised on August 26, 2019 and became effective on January 1, 2020), land in the urban districts shall be owned by the State; land in the rural areas and suburban areas, except otherwise provided for by the State, shall be collectively owned by peasants. The State may, for public interests, make expropriation on land collectively owned by the peasants under circumstances stipulated in the Land Administration Law of The People’s Republic of China and in which expropriation are confirmed to be necessary, but shall give compensations accordingly.

According to the Interim Regulations of the People’s Republic of China Concerning the Assignment and Transfer of the Right to the Use of State-owned Land in the Urban Areas promulgated by the State Council on May 19, 1990 and was revised on November 29, 2020 and became effective on the same date, the State implements the system of assignment and transfer of the right to the use of state-owned land in the urban areas in accordance with the principle of separation of ownership and right of use. The maximum terms of granting are varied for different land uses. The relevant terms are generally as follows:

Land use	The maximum term
Business, tourism, entertainment	40
Residence	70
Industry	50
Public facilities	50
Others	50

Land users who have acquired the state-owned land use right may transfer, lease, mortgage or use it in other economic activities within the terms of use, and their legal rights and interests shall be protected by the laws of the State.

Real Estate

According to Urban Real Estate Administration Law of the People’s Republic of China promulgated at the eighth meeting of the Eighth Standing Committee of NPC on July 5,1994, became effective on January 1, 1995, and revised on August 30, 2007 and August 27, 2009 respectively (“Urban Real Estate Law”, the latest amendment of which was announced on August 26, 2019 and became effective on January 1, 2020), the construction of infrastructure and building on the land with the state-owned land use right belong to real estate development. Transfer is permitted for qualified real estates, unless otherwise stipulated by the laws. The ownership of a building acquired in accordance with the law, together with the land use right within the area occupied by the building, may create a mortgage. The owner of building has the right to lease out the building. When real estate is transferred and mortgaged, the ownership of the building and the land use right within the area occupied by the building are transferred and mortgaged at the same time.

Intellectual Property

Patent

According to the Patent Law of the People’s Republic of China, promulgated on March 12, 1984 and recently amended on October 17, 2020, which became effective on June 1, 2021, and the Implementation Rules of Patent Law of the People’s Republic of China revised on December 11, 2023, there are three types of patents in Mainland China, which are “invention”, “utility model” and “design”. Invention patents are valid for twenty years from the date of application, while utility model patents and design patents are valid for ten years from the date of application. Patentee shall pay an annual fee from the year in which the patent right was granted. The patent right shall cease when the period of validity expires; where an annual fee is not paid as prescribed or the patentee abandons his or its patent right by a written statement, the patent right shall cease before the expiration of its duration.

Trademark

Trademarks are protected by the Trademark Law of the People’s Republic of China revised in 2019 and Implementation Regulations of Trademark Law of the People’s Republic of China adopted by the State Council in 2002 and revised in 2014. The Trademark Office of the State Administration for Industry and Commerce under the State Council is responsible for trademark registrations and granting a validity period of ten years for registered trademarks which can be subsequently renewed for ten years each time on trademark holders’ demand. The trademark licensing agreement shall be submitted to the Trademark Office for filing. The Trademark Law of the People’s Republic of China has adopted the “first to file” principle with respect to trademark registration. If the subject of the application is a mark identical or similar to the subject of any other prior application which is to be used on identical or similar commodities or service once get registered or pending for primary approval, the application for registration would be rejected. Any applicant may not infringe the existing prior right legitimately obtained by others, nor may any person register in advance a trademark that has already gained a “sufficient degree of reputation.”

Domain Name

Pursuant to the Administrative Measures for Internet Domain Names promulgated by Ministry of Industry and Information Technology on August 24, 2017 and became effective on November 1, 2017 and the Administrative Regulations for Country Code Top-Level Domain Name Registration issued by China Internet Network Information Centre on June 18, 2019 and became effective on the same date, the principle of “first come, first served” applies to domain name registration service. After completing the domain name registration, the applicant will become the holder of the registered domain name. In the case of changes in registered information on the domain name, the domain name holder should apply to the domain name registry for changing the registered information on the domain name within 30 days of the change. Furthermore, the holder shall pay operation fees for registered domain names on schedule. If the domain name holder fails to pay corresponding fees as required, the original domain name registry shall deregister the domain name and notify the holder of deregistration in written forms.

Foreign Exchange

According to the Regulations of the PRC on Foreign Exchange Administration promulgated by the State Council on January 29, 1996 and revised on August 5, 2008, the foreign exchange income and expenditure or foreign exchange business operations of domestic institutions or individuals as well as the foreign exchange income and expenditure or foreign exchange business operations conducted within the territory of Mainland PRC by overseas institutions or individuals shall be subject to foreign exchange administration. The foreign exchange income and expenditure under the current account shall be based on genuine and lawful transactions. An overseas institution or individual that makes direct investments in the territory of Mainland PRC shall carry out registration procedures with foreign exchange administrative authority upon the approval of the competent department.

According to the Notice on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment (Hui Fa [2012] No. 59) promulgated by the SAFE, some administrative permitted items regarding the foreign exchange administration for direct investment shall be canceled and adjusted, for example, canceling the approval procedure for the opening and entry recording of foreign exchange account under direct investment, canceling the approval procedure for foreign investors’ reinvestment with domestic lawful income, simplifying the foreign exchange administration for the domestic reinvestment by foreign-invested companies, simplifying the foreign exchange registration formalities for acquisitions of Chinese parties’ equities by foreign investors, canceling the approval procedure for foreign exchange purchase and external payment under direct investment, and canceling the approval procedure for domestic foreign exchange transfer under direct investment.

According to the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents (Hui Fa [2013] No. 21) promulgated by the SAFE, direct investment by foreign investors in Mainland PRC shall be conducted by way of registration, and banks shall process foreign exchange business relating to the direct investment in Mainland PRC based on the registration information provided by the SAFE.

According to the Notice on Further Simplifying and Improving the Foreign Exchange Administration Policies in Relation to Direct Investment (Hui Fa [2015] No. 13) promulgated by the SAFE, foreign exchange administration policies for direct investment are further simplified, which specifically include the cancelation of two administrative approvals, i.e., the foreign exchange registration approvals under domestic and overseas direct investments, which shall be verified directly by banks instead; simplifying confirmation registration and administration over a foreign investor’ s capital contribution under domestic direct investment; and canceling the annual foreign exchange inspection of direct investment.

According to the Notice on the Reform of the Administrative Approach for the Settlement of Foreign Exchange Capital Funds of Foreign-invested Enterprises (Hui Fa [2015] No. 19) promulgated by the SAFE, a voluntary settlement mechanism for foreign exchange capital funds to foreign-invested enterprises shall be implemented, and RMB funds from voluntary settlement of capital funds shall be deposited into and managed under an account for foreign exchange fund settled and to be paid.

Taxation

Enterprise Income Tax

According to the Enterprise Income Tax Law of the People’s Republic of China (“EIT Law”), which was promulgated by the NPC on March 16, 2007, became effective on January 1, 2008 and revised on February 24, 2017 and December 29, 2018, respectively, and the Regulation on Implementation of the EIT Law of the People’s Republic of China (“Implementation Regulations of the EIT Law”), which was promulgated by the State Council on December 6, 2007, became effective on January 1, 2008 and revised on April 23, 2019, income tax rate of 25% is applied to the resident enterprises (including foreign-owned enterprises) since January 1, 2008. Where non-resident enterprises that have not set up institutions or establishments in Mainland PRC, or where institutions or establishments are set up but there is no actual relationship with the income obtained by the institutions or establishments set up by such enterprises, they shall pay enterprise income tax for the income originating from Mainland PRC, and such income of non-resident enterprises shall be taxed at the reduced rate of 10% and withheld at source, for which the payer thereof shall be the withholding agent.

On the basis of the EIT Law, an enterprise established according to the law of the overseas jurisdictions with its “de facto management body” in Mainland PRC is regarded as a Chinese resident enterprise, and it shall pay the Mainland PRC’s enterprise income tax at a rate of 25% for its income earned globally. A “de facto management body” is an organization who implements comprehensive management and control of the enterprise’s production and business operations, personnel and human resources, finance, property, etc. It is provided in the Notice of Related Issues about Determining Overseas Registered and Chinese Holding Enterprises to be Resident Enterprises According to Actual Management Structure Standards (Guo Shui Fa [2009] No. 82) promulgated by the SAT on April 22, 2009 that overseas enterprises invested by enterprises in Mainland PRC as controlling investors which also comply with the following conditions shall be determined to be “resident enterprises” whose “de facto management body” are in Mainland PRC: (a) the place where the enterprises are responsible for the implementation of the daily production and operation management and their senior management departments perform their duties is mainly located in Mainland PRC; (b) financial and personnel decisions of the enterprise are made by organizations or personnel in Mainland PRC, or requires the approval from agencies or officers located in Mainland PRC; (c) main assets, accounting books, company seal and files of minutes of board meetings and shareholders’ meetings are located or kept in Mainland PRC; and (d) more than half of those who have voting rights or senior management of the enterprises reside in Mainland PRC permanently.

In addition, according to the EIT Law, new and high-tech enterprises which need key support of the State shall be levied enterprise income tax a reduced rate of 15%. According to the Implementation Rules of the EIT Law, new and high-tech enterprises which need key support of the State are those have their own core intellectual property rights and meet the following conditions at the same time:

(1)	the product (service) falls within the scope of the High and New Technology Areas Entitled to the Key Support of the State;

(2)	the ratio of research and development expenses to sales revenues is not lower than the prescribed ratio;

(3)	the ratio of the income from high and new technology products (services) to the total income of the enterprise is not lower than the prescribed ratio;

(4)	the ratio of technicians to the total number of staff members of the enterprise is not lower than the prescribed ratio;

(5)	other conditions as stipulated in the Administrative Measures for Determination of High and New Tech Enterprises.

The High and New Technology Areas Entitled to the Key Support of the State and the Administrative Measures for Determination of High and New Tech Enterprises were formulated by the Ministry of Science and Technology, Ministry of Finance and SAT in consultation with the relevant departments under the State Council, and were announced and implemented with the approval of the State Council.

According to the Announcement of State Taxation Administration on Matters Relating to Implementation of Income Tax Incentives for Supporting Development of Small Meagre-profit Enterprises and Individually-owned Businesses issued by the SAT of the People’s Republic of China, during the period from 1 January 2021 to 31 December 2022, for the portion of a small meagre-profit enterprise’s annual taxable income which does not exceed RMB1 million, the enterprise is entitled to the reduction of corporate income tax at a tax rate of 20% on 12.5% of its taxable income.

According to the Notice on Implementation of Inclusive Tax Relief Policy for Small Meagre-Profit Enterprise issued by the Ministry of Finance and the SAT of the People’s Republic of China on January 17, 2019, during the period from January 1, 2019 to December 31, 2021, for the portion of a small meagre-profit enterprise’s annual taxable income which exceed RMB1 million but not exceed RMB3 million shall be reduced by 50% of taxable income and subject to enterprise income tax at a rate of 20%.

According to the Announcement on Further Implementation of Income Tax Incentives for Small Enterprises with Meager Profits issued by the SAT of the People’s Republic of China, for small meagre-profit enterprises, the portion of annual taxable income exceeding RMB1 million but not exceeding RMB3 million shall be reduced by 25% of taxable income and subject to enterprise income tax at a rate of 20% for the period from January 1, 2022 to December 31, 2024. Small meagre-profit enterprises are those engaged in industries that are not restricted or prohibited by the State and which meet the three conditions of having an annual taxable income of not more than RMB3 million, employing not more than 300 people and having total assets of not more than RMB50 million at the same time.

According to the Announcement Relating to Income Tax Incentives of Small Meagre-profit Enterprises and Individually-owned Businesses issued by the SAT of the People’s Republic of China, for small meagre-profit enterprises, the portion of annual taxable income which not exceeding RMB1 million shall be reduced by 25% of taxable income and subject to enterprise income tax at a rate of 20% for the period from January 1, 2023 to December 31, 2024.

Withholding Tax

According to the EIT Law and Implementation Regulations of the EIT Law, dividends generated after January 1, 2008 and dividends payable by a Chinese foreign-owned enterprise to its foreign investors shall be subject to 10% withholding tax, unless there is a tax agreement between the jurisdiction where the foreign investor is registered and Mainland China that provides for different withholding arrangements. According to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income promulgated by the SAT on August 21, 2006, if the shareholders is a Hong Kong resident holding at least 25% of the registered capital of a Chinese company, the applicable withholding tax rate of any dividend declared by the Chinese company is 5%, or if the shareholder is a Hong Kong resident holding less than 25% of the registered capital, the withholding tax rate applicable is 10%. According to the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements promulgated by the SAT on October 14, 2019, implemented on January 1, 2020, if a non-resident taxpayer meet the conditions for enjoying the treatment under tax agreements, he can enjoy such treatment at the time of tax declaration or through the withholding agent at the time of withholding declaration and accept subsequent management from the tax authorities. In the case of source withholding and designated withholding, if a non-resident taxpayer believes that he meets the conditions for enjoying such treatment and needs to enjoy it, he shall take the initiative to propose to the withholding agent and submit relevant report forms and materials to the withholding agent.

Enterprise Income Tax on Indirect Transfer of Property between Non-Resident Enterprises

According to the Announcement on Several Issues Concerning Enterprise Income Tax for Indirect Transfer of Assets by Non-Resident Enterprises (“Circular No.7”) issued by the SAT of the People’s Republic of China and immediately implemented on February 3, 2015, where a non-resident enterprise indirectly transfers equity interests or other assets of a Mainland PRC resident enterprise by implementing arrangements that are not for reasonable commercial purposes to avoid its obligation to pay enterprise income tax, such an indirect transfer shall be redefined and recognized as the direct transfer of equity interests or other assets of the Mainland PRC resident enterprise.

Value-added Tax

According to the Interim Regulations of the People’s Republic of China on Value-added Taxes (revised on November 10, 2008, February 6, 2016 and November 19, 2017) promulgated by the State Council on December 13, 1993 and the Detailed Rules for the Implementation of the Interim Regulations of the People’s Republic of China on Value-added Taxes (revised on December 15, 2008 and October 28, 2011) issued by the Ministry of Finance of the People’s Republic of China on December 25, 1993, and became effective after the recent revision on November 1, 2011, if a taxpayer engages in taxable activities, the VAT rates shall be as follows:

(1)	for taxpayers selling goods, labor services, leasing services of tangible movable property or imported goods, other than those stipulated in items 2, 4 and 5 below, the tax rate shall be 17%;

(2)	for taxpayers selling transportation, postal, basic telecommunications, construction, immovable leasing services, selling immovables, transferring the land use rights, selling or importing the following goods, the tax rate shall be 11%:

a.	Agricultural products such as grains, edible vegetable oil and edible salt;

b.	Tap water, heating, air conditioning, hot water, gas, liquefied petroleum gas, natural gas, dimethyl ether, methane gas, coal products for household use;

c.	Books, newspapers, magazines, audio-visual products and electronic publications;

d.	Feed, chemical fertilizer, pesticide, agricultural machinery and agricultural film;

e.	Other goods stipulated by the State Council.

(3)	for taxpayers selling services and intangible assets, other than those stipulated in item 1, 2 above and 5 below, the tax rate shall be 6%.

(4)	for taxpayers exporting goods, the tax rate shall be zero, except as otherwise stipulated by the State Council.

(5)	for domestic entities and individuals who engage in cross-border sales of services and intangible assets within the scope prescribed by the State Council, the tax rate shall be zero.

Urban Maintenance and Construction Tax and Education Surcharges

According to the Circular of the State Council on Unifying the System of City Maintenance and Construction Tax and Education Surtax Paid by Domestic and Foreign Invested Enterprise and Individual issued on October 18, 2010 and became effective on December 1, 2010, the Urban Maintenance and Construction Tax Law of the People’s Republic of China, promulgated on August 11, 2020 and became effective on September 1, 2021, and the Interim Regulations on the Collection of Education Surcharges, promulgated by the State Council in 1986 and amended in 2011, shall be applicable to foreign-invested enterprises, foreign enterprises and foreign persons.

According to the Urban Maintenance and Construction Tax Law of the People’s Republic of China, any entity or individual subject to consumption tax, value-added tax shall also pay the urban maintenance and construction tax. The urban maintenance and construction tax shall be determined according to the consumption tax and value-added tax paid by the taxpayer, and shall be paid together with the consumption tax and value-added tax. In addition, the tax rates of urban maintenance and construction for urban areas, counties or towns and non-urban areas, counties or towns shall be 7%, 5% and 1% respectively.

According to the Interim Regulations on the Collection of Education Surcharges, all entities and individuals subject to consumption tax, value-added tax and business tax shall also pay education surcharges. The education surcharges rate is 3% of the value-added tax, business tax and consumption tax actually paid by each entity or individual, which shall be paid together with the value-added tax, business tax and consumption tax.

Customs Law

According to Customs Law of the People’s Republic of China adopted on January 22, 1987, and subsequently revised on July 8, 2000, June 29, 2013, December 28, 2013, November 7, 2016, November 4, 2017 and April 29, 2021, the recipient and sender of import and export goods completing customs declaration formalities must complete filing formalities with the Customs in accordance with the laws.

OVERVIEW OF UNITED STATES LAWS AND REGULATIONS

Product Safety

The law of product safety is primarily under the jurisdiction of the U.S. Consumer Product Safety Commission (“CPSC”), an administrative agency of the United States federal government that regulates certain classes of products sold to the public. The CPSC was established pursuant to the 1972 Consumer Product Safety Act (“CPSA”). The CPSA is the umbrella statute at the federal level with respect to product safety for consumer products. The CPSA was amended by the U.S. Consumer Product Safety Improvement Act of 2008 (“CPSIA”) in 2008. The implementation of CPSIA was a significant overhaul of consumer product safety laws in the United States and was designed to enhance federal and state efforts to improve the safety of all products imported into and distributed in the United States. Products imported into the United States which fail to comply with CPSIA’s requirements are subject to confiscation and the importer and/or distributor in the United States is subject to civil penalties and fines, as well as possible criminal prosecution.

Under the CPSIA, a “general conformity certification” is required for any consumer product imported into the United States that is subject to a consumer product safety rule, standard, regulation, or ban pursuant to the CPSA or issued by the CPSC. The requirement applies to all manufacturers and importers of goods. Those parties must certify that their products comply with all applicable consumer product safety rules and laws such as the CPSA, Flammable Fabrics Act, Federal Hazardous Substance Act, and Poison Prevention Act. The CPSA specifies that certification must be based on a “test of each product or a reasonable testing program.” The certificate must accompany the product or shipment of products, and a copy must be furnished to each distributor or retailer and U.S. Customs and Border Protection. The CPSC may also request a copy of the certification.

The CPSA also contains several reporting requirements for manufacturers and sellers of consumer products sold in the U.S. Section 15 of the CPSA requires a manufacturer or a seller to inform the CPSC immediately in the event it obtains information that any of its products: (1) creates a substantial risk of injury to consumers; (2) creates an unreasonable risk of serious injury or death; or (3) fails to comply with an applicable consumer product safety rule or with any other rule, regulation, standard, or ban under the CPSA or any other statute enforced by the CPSC. The CPSC may require the manufacturer or the seller to cease distribution of the product and notify each person to whom the manufacturer or the seller knows such product was sold of such non-compliance, defects or risk. In certain circumstances, the CPSC may require the manufacturer or the seller to bring the product into conformity with the applicable product safety rules, repair the defect in the product, replace the product with an equivalent product that complies with the applicable product safety rules, issue a product recall and/or refund the purchase price of the product.

Product Liability Law

U.S. state law generally imposes liability on all manufacturers and retailers (and parties in the supply chain) for injuries that result from unsafe, defective and dangerous products sold to consumers. Product liability claims in the United States are typically based on three theories of law: (1) strict liability, (2) negligence and (3) breach of warranty. In addition, as noted above, U.S. laws and regulations can also obligate manufacturers and retailers (and parties in the supply chain) to remedy product defects, which can include safety recall campaigns.

Parties involved in manufacturing, distributing or selling a product may be subject to liability for harm caused by a defect in that product. There are three types of product defects, namely, design defects, manufacturing defects and defects in marketing. In a negligence claim, a defendant may be held liable for personal injury or property damage caused by the failure to use due care. Strict liability claims, however, do not depend on the degree of carefulness by the defendant. A defendant is liable when it is shown that an injury (personal or to property) occurred as the result of a product’s defect. Breach of warranty is also a form of strict liability in the sense that a showing of fault is not required. The plaintiff need only establish the warranty was breached, regardless of how that came about. Companies that manufacture, distribute or sell a product in a particular state may be subject to the jurisdiction of such state’s product liability laws, whether the company’s jurisdiction of incorporation or principal place of business is in that state, in another U.S. state or in a non-U.S. jurisdiction.

Product liability legal actions and recall campaigns in the United States (“Product Liability Matters”) could involve personal injury and property damage and could involve claims for substantial monetary damages. The results of any future litigation and claims involving product liability in the United States are inherently unpredictable.

Import Tariffs and Customs Regulations

U.S. customs regulations (“Customs Regulations”), administered by the U.S. Customs and Border Protection (“CBP”) apply to any products entering the United States. Those regulations cover, among other areas, valuation of goods, classification, recordkeeping requirements, entry formalities, and laws related to duties and tariffs. The United States imposes tariffs on certain goods imported from various countries. Tariff rates are generally set forth in the HTSUS. Note that embargoes, anti-dumping duties, countervailing duties, and other specific matters administered by the United States executive branch are not contained in the HTSUS and that various regulations or administrative actions could result in modification of these duties. Section 201 of the Trade Act of 1974, 19 USC.§ 2101 et. Seq. (the “Trade Act”) permits the President of the United States to grant temporary import relief by raising import duties or imposing non-tariff barriers (e.g., quotas) on goods entering the United States that injure or threaten to injure domestic industries producing similar goods. Section 301 of the Trade Act authorizes the President of the United States to take all appropriate action, including retaliation, to obtain the removal of any act, policy, or practice of a foreign government that violates an international trade agreement or is unjustified, unreasonable, or discriminatory, and that burdens or restricts U.S. commerce. The law does not require that the U.S. government wait until it receives authorization from the World Trade Organization to take such enforcement actions.

Customs regulations provide maximum penalties based on three legal states of mind, from least culpable to most culpable as follows: (1) In cases of negligence, the maximum civil penalty for each violation is the lesser of: the domestic value of the merchandise or two times the loss of duties (and if the violation did not result in underpayment of duties, then a maximum of 20% of the value of the merchandise); (2) In cases of gross negligence, the maximum civil penalty for each violation is the lesser of: the domestic value of the merchandise or four times the loss of duties (and if the violation did not result in underpayment of duties, then a maximum of 40% of the value of the merchandise); and (3) In cases of fraud, the maximum civil penalty for each violation is the domestic value of the merchandise.

U.S. and China trade policy under the prior U.S. presidential administration gave rise to the imposition of significant additional tariffs on products imported into the United States from China, and vice versa, under Sections 201 and 301 of the Trade Act. To date, four lists of products imported from China, identified by HTSUS codes, have been issued with various tariff impositions. On September 1, 2019, the U.S. government imposed additional tariffs on specific products on List 4 (the “Product List”) to be imported from the PRC to the U.S. (the “Additional Tariffs”). Certain Additional Tariffs that were intended to go into effect in December 2019 were reduced in half. Products classified under HTSUS 8443.99.2550, which includes toner cartridges, i.e., as parts and accessories of printers, are subject to Additional Tariffs. Specifically, under the List 4A $300 Billion Tariff Action, the applicable 301 tariff for such products is currently 7.5%.

Employment and Labor Law

Private businesses operating in the United States are subject to employment laws of the federal government, state government, and, to a lesser extent, local counties or municipalities. These laws govern many aspects of the workplace as set forth herein and failure to comply can result in fines and penalties from relevant oversight agencies and liability to employees, which can include a multiple of actual damages, counsel fees, and punitive damages for certain violations. Businesses that operate in Pennsylvania must comply with governing federal laws and laws of the Commonwealth (together, “US-PA Employment Laws”). However, because Aster US has a small number of employees in Pennsylvania, United States, it is exempt from certain US-PA Employment Laws, including certain aspects of the federal Family and Medical Leave Act in United States. Compliance with applicable US-PA Employment Laws requires adopting policies meeting the minimum requirements and administering those policies in a manner that is consistent with the obligations.

Employees in Pennsylvania, United States, are generally deemed to be employees at will, meaning they can be terminated or the terms and conditions of their employment can be altered for any reason or no reason, absent a contractual arrangement that alters the employment at-will status.

Broadly, Aster US’s obligation to comply with applicable US-PA Employment Laws, includes laws and rules relating to:

(i)	Wage and hour standards, such as paying required overtime for employees who do not meet exemption requirements and work in excess of 40 hours in a week, paying minimum wage, paying wages when due, and ensuring exemption requirements are met for employees designated as exempt;

(ii)	Providing required leave for covered employees, including unpaid leave for applicable reasons such as military service, jury duty, and as a reasonable accommodation for disabilities;

(iii)	Anti-discrimination and anti-retaliation;

(iv)	Ensuring employees are eligible to be employed in the United States; and

(v)	Occupational safety.

Failure to comply with the US-PA Employment Laws may, in some instances, expose Aster US to civil liability to employees or former employees for compensatory damages as well as punitive damages and counsel fees, such as is the case if an employer engages in discriminatory conduct that “shocks the conscience.” Aster US could also be subject to fines, penalties, and assessments from various regulatory authorities; e.g., the Pennsylvania Department of Labor and Industry, the Unites States Department of Labor, the Equal Employment Opportunity Commission, and the United States Occupational Safety and Health Administration.

Given the small size of Aster US’s workforce in Pennsylvania, United States and that only one employee is characterized as exempt from overtime, it is not expected that there is a material issue relating to the characterization of employees as overtime eligible or exempt. Additionally, Aster US uses a reputable, national payroll provider, so it is expected Aster US’s payroll practices, as reported to the provider by Aster US, are in compliance. Based on information supplied by Aster US, it appears Aster US is aware of requirements relating to mandated leave, anti-discrimination and anti-retaliation rules and other worker protection requirements and has adopted policies to meet them. While Aster US has appropriate anti-discrimination and anti-retaliation policies in place, it is not possible to determine whether it consistently and appropriately enforces and administers such policies.

Businesses that operate in California must comply with governing federal laws and laws of the State of California, as well as applicable local laws, ordinances, and regulations (together, “US-CA Employment Laws”). However, because Aster US has a small number of employees in California, United States, it is exempt from certain US-CA Employment Laws, including certain aspects of the federal Family and Medical Leave Act. Compliance with applicable US-CA Employment Laws requires adopting policies meeting the minimum requirements and administering those policies in a manner that is consistent with the obligations.

Employees in California, United States, are generally deemed to be employees at will, meaning they can be terminated or the terms and conditions of their employment can be altered for any reason or no reason, absent a contractual arrangement that alters the employment at-will status. Broadly, Aster US’s obligation to comply with applicable US-CA Employment Laws, includes laws and rules relating to:

(i)	Wage and hour standards, including but not limited to paying required overtime at the employee’s regular rate of pay for employees who do not meet exemption requirements and work in excess of 40 hours in a week, 8 hours in a day and/or the first 8 hours worked on the seventh consecutive day worked in a workweek, paying required double time for work in excess of 12 hours in a day and/or all hours worked in excess of 8 hours on the seventh consecutive day worked in a workweek, paying minimum wage, paying wages when due, providing mandated off-duty rest periods and meal periods, providing compliant wage statements, providing all required premiums, ensuring exemption requirements are met for employees designated as exempt, and providing equal pay and pay transparency to current and prospective employees;

(ii)	Ensuring correct classifications of workers engaged by Aster US as employees or independent contractors;

(iii)	Providing required leave for covered employees, including unpaid leave for applicable reasons such as family and medical leave, pregnancy, military service, jury duty, and crime victim status, and as a reasonable accommodation for disabilities, paid time required by relevant COVID laws, and paid sick time as required by applicable state and local laws, ordinances, and regulations;

(iv)	Anti-discrimination, anti-harassment, and anti-retaliation, including the obligation to take measures to prevent discrimination, harassment, and retaliation;

(v)	Providing reasonable accommodations to and engaging in the interactive process with employees and applicants with disabilities, religious needs, or other protected characteristics;

(vi)	Whistleblower protection;

(vii)	Pre-employment hiring, including compliance with background check, pay transparency, equal pay, and salary history laws and regulations;

(viii)	Confidential information, invention assignment, non-competition and non-solicitation, including compliance with state laws on restrictive covenants;

(ix)	Ensuring employees are eligible to be employed in the United States; and

(x)	Occupational safety, including compliance with all relevant COVID laws, orders, ordinances, regulations, and guidance, and worker’s compensation.

Failure to comply with the US-CA Employment Laws may, in some instances, expose Aster US to civil liability to employees or former employees for compensatory damages, statutory damages, civil penalties, as well as punitive damages and counsel fees, in either single plaintiff, multiple plaintiff, class action, representative action, and/or collective action litigation. Aster US could also be subject to fines, penalties, and assessments from various regulatory authorities, including but not limited to the California Civil Rights Department, the California Department of Labor Standards Enforcement, the California Labor and Workforce Development Agency, the California Employment Development Department, the California Occupational Safety and Health Administration, the Unites States Department of Labor, the Equal Employment Opportunity Commission, and the United States Occupational Safety and Health Administration.

OVERVIEW OF NETHERLANDS LAWS AND REGULATIONS

Product Liability

In the Netherlands, product liability can result from various laws and regulations, depending on the relation between the relevant parties. In case of a defective product that causes damage, the liability of the producer of the products can be based on article 6:185 et seq. of the Dutch Civil Code (DCC), which is the implementation of the EU Product Liability Directive. National law is also of importance. If there is a breach of contract (article 6:74 DCC), a party can be held liable for a defective product. Lastly, a party can be held liable based on tort (article 6:162 DCC).

If the claim is based on article 6:185 et seq. DCC it is not a requirement that the producer is to be blamed for the defective product. In principle, the producer is liable for damage caused by a fault in a product meant for the consumer market or bought by a consumer. A fault is, amongst others, (i) the lack of a safety provision; (ii) unsound instructions for use; and/or (iii) the lack of warnings on the product. Please note that (i) damage can be claimed in case this is caused by death or personal injury and/or the damage is involving any item or property that is intended for and used for the private use or consumption of the claimant; (ii) product liability does not apply to, among other things, services; and (iii) if products are imported from outside the European Union, the importer is legally considered as the producer. Only the consumer can file a claim based on article 6:185 DCC. These laws are to protect the consumers and therefore consumer friendly.

A claim can furthermore be based on tort (article 6:162 DCC), and this generally constitutes a negligence-based liability. However, the claimant must prove that the tort or unlawful act can be attributed to the producer. Please note that article 6:162 DCC claims, can be invoked by other persons, other than a consumer, for example, a retailer, to claim damages resulting from the defective product.

Generally, parties agree on selling and buying products which are not defect. If a defective product is delivered, it could be expected that the receiving party claims breach of contract (article 6:74 DCC). Do note that breach of contract can only be claimed by the party to the contract and not for example by the end user or consumer.

Consumer Law

According to Dutch law, which is mainly based on EU-law, different rules apply in contractual relationships between businesses and consumers than those between businesses. Consumers have more rights under Dutch law and are better protected than businesses. This means that contracts and general terms and conditions have to be carefully examined. Examples of consumer rights are a standard term for cancelling the purchase and the obligation of the seller to provide the consumer with clear information.

As for the standard terms and conditions, in the Netherlands in general the general terms and conditions should be handed over prior to or at the conclusion of an agreement. The reason is that a party should have a reasonable possibility to become aware of the general terms and conditions. Also, the content of the terms and conditions cannot pose an unreasonable burden to the other party. In case of a contractual relationship with a consumer, please note that Dutch law provides for certain stipulations that are already considered onerous in advance, or are suspected to pose an unreasonable burden. If a stipulation is held to be onerous, the stipulation can be annulled.

General Data Protection Regulation in the Netherlands

The General Data Protection Regulation (GDPR) applies from May 25, 2018. The GDPR is directly applicable in the Netherlands and Aster Netherlands are subject to it. As the GDPR leaves room for certain national choices regarding the processing of personal data, the Dutch Implementation Act of the GDPR is also of importance.

All processing of personal data must comply with the general data protection principles as laid down in the GDPR. Personal data, amongst others, has to be processed in compliance with the purpose limitation, storage limitation, accuracy and data minimization principals. Also, personal data must be processed lawfully, fairly and in a transparent manner, and the personal data must be kept secure using appropriate technical or organizational measures.

The processing of personal data is only allowed if at least one of the following lawful bases for processing of personal data can be relied upon: the data subject gave consent, the processing is necessary for the performance of a contract to which the data subject is party or for taking pre-contractual steps on the data subject’s request, necessary for compliance with a legal obligation of the controller, necessary in order to protect the vital interests of the data subject or of another natural person, necessary for the performance of a task carried out in the public interest or in the exercise of official authority vested in the controller or necessary for the purposes of the controller’s or a third party’s legitimate interests, except where overridden by the interests or fundamental rights and freedom of the data subject. Specific rules apply to certain processing activities, such as the processing of special category personal data, personal data of a criminal law nature and/or national identification numbers.

Under the GDPR, data subjects have various rights, such as the right of access, which gives data subjects the right to obtain a copy of their personal data as well as certain supplementary information, the right to data portability and the right to be forgotten.

The GDPR arranges for various obligations for controllers and processors of personal data. Also, controllers and processors have to maintain a record of their processing activities and, where applicable, enter into written data processing agreements, such as processor agreements and joint controller arrangements. Where personal data is to be transferred to countries outside the EU, the GDPR provides rules and requirements for such transfer. This may include performing a risk assessment. In certain situations controllers and processors must, amongst others, appoint a data protection officer.

The Dutch Data Protection Authority (DPA) supervises compliance with the GDPR. The tasks and powers of the Dutch DPA are described in the GDPR, supplemented by the Dutch Implementation Act of the GDPR. Violations of the GDPR and Dutch Implementation Act can be sanctioned with administrative fines of up to 4% of annual worldwide turnover of the preceding financial year or EUR20 million, whichever is higher. For public bodies, the fining policy of the Dutch DPA applies which includes a fine bandwidth between 0 and EUR 1 million and basic fines ranging from EUR 100,000 to EUR 725,000. The Dutch DPA may however choose to deviate from the basic fines up to the aforementioned GDPR maximum. For other entities (non-public bodies), the fining guidelines of the European Data Protection Board (EDPB) apply. These guidelines entered into force on 24 May 2023. According to the EDPB guidelines the fines are based on the seriousness of the infringement in an individual case and the turnover of the undertaking. In addition to the risk of enforcement by EU DPAs, data subjects may seek material and non-material (mass) damages for violations of the GDPR in a civil or collective action.

Employment and Labor Law

Under Dutch law, parties may enter into an employment agreement for a definite or for an indefinite period of time. The number of succeeding employment agreements for a definite period of time is limited to three, which may not exceed a total duration of three years. An interval of six months “breaks the chain” of these consecutive employment agreements. If the maximum amount of three employment agreements or (after renewal) the maximum period of three years is exceeded, the employee will be considered to have an employment agreement for an indefinite period of time (art. 7:668 DCC).

Each employee is, amongst other rights, entitled to the statutory minimum hourly wage (which changes every year and currently amounts to EUR13.27 per hour for employees of 21 years or older, in principle 8% holiday allowance per year (Minimum Wage and Minimum Holiday Allowance Act), in principle payment of 70% of the salary (or the maximum daily allowance in case the employee received a higher salary) during sickness in the first two years (art. 7:629 DCC) and at least 20 holidays (based on 1 FTE) (art. 7:634 DCC). Failing to pay the minimum salary (during holidays or illness) or the holiday allowance, may entitle the employee to the statutory increase (wettelijke verhoging), which is maximum 50% of the amount that the employee did not receive, depending on the delay (art. 7:625 DCC). The relevant employee may also claim the statutory interest (wettelijke rente) currently amounting to 7%. Not paying the minimum wage and/or the holiday allowance (on time) could also lead to the Inspectorate SZW (Inspectie SZW) issuing i) a warning, ii) an incremental penalty payment (EUR 500 for each day that the employer did not pay the required amount up to a maximum of EUR 40,000 per employee); iii) a fine (of up to EUR 2,000 in case of holiday allowance and of up to EUR 10,000 in case of the minimum wage); and/or in case of serious violations preventive shutting down the business.

An employment agreement may terminate by operation of law (agreements for a definite period, art.7:677 DCC) or with mutual consent by entering into a settlement agreement (art. 7:670b DCC). Unilaterally terminating an employment agreement requires, in principle, (except for cause or during the probationary period) the dissolution of the court (art. 7:671b DCC) or the prior permission to give notice from the UWV (a governmental body) (art. 7:671a DCC). If the employer terminates the employment agreement nonetheless, the court may restore the employment agreement or award the employee a fair compensation (billijke vergoeding) (art. 7:681 DCC). Each unilateral termination of an employment agreement (including termination by operation of law of definite period of time agreements), in principle, gives rise to an obligation to pay the employee the statutory severance payment (transitievergoeding) amounting to, in short, 1/3th of a monthly salary for each year of employment (art. 7:673 DCC) or a pro rata part of that. This payment is set at a maximum of EUR 94,000 gross (as per 1 January 2024) or one full year of salary for employees who earn more than this amount.

The obligations of an employer with respect to working conditions are laid down in the Working Conditions Act (Arbeidsomstandighedenwet), the Working Conditions Decree (Arbobesluit) and the Working Conditions Regulation (Arboregeling). Dutch employment law includes merely general obligations for the employer, rather than specific safety requirements, pursuant to which the employer must organize the work in such a way that the staff works in a safe and healthy workplace by, amongst others: i) providing a proper workplace and safe equipment; ii) preventing physical and psychological strain (stress); and iii) taking steps to avoid accidents with hazardous or harmful substances, radiation or contagious diseases. As part of this, the employer is, amongst others, obliged to list the potential risks in the workplace in a risk inventory and evaluation (RI&E) and to have a health and safety policy in place, in which, amongst others, measures are included with respect to first aid, firefighting and evacuation of the personnel (appointing Emergency Response Officer(s)). Employers are also obliged to seek the support of a health and safety expert (either by employing a health and safety officer or by hiring a health and safety agency) to deal with amongst others: i) illness of an employee (reducing absenteeism); ii) medical examinations for new employees and iii) voluntary periodic occupational health examinations (PAGO) or periodical medical examinations (PMO). Violation of the working conditions obligations may lead to the Inspectorate SZW issuing a warning, an administrative enforcement order, an incremental penalty and/or a fine that in principle varies from EUR 340 to EUR 13,500 per violation (a fine up to EUR 50,000 may be imposed if the employer did not report an accident). These amounts are a starting point and may be adjusted (depending on the size of the company), increased (i.e. consequence for the relevant employees, recidivism, type of violation) or decreased (depending on the efforts the employer has taken). In addition, the Inspectorate SZW could decide to shut down the business if, for instance, remaining at the premises is dangerous for the personnel.

OVERVIEW OF HONG KONG LAWS AND REGULATIONS

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

Every person (including a body corporate or an individual) carrying on business in Hong Kong shall make a business registration application with the Commissioner of Inland Revenue within one month of the commencement of the business. The function for business registration is not for regulating business activities or licensing. It only serves to enable members of the public to obtain business information conveniently.

Once the requisite requirements for registration under section 5 are satisfied, a business registration certificate will be issued. The valid business registration certificate must be displayed in a conspicuous place at the address where the business is carried on. According to section 15(1), any failure to make a business registration application within one month from the commencement of the business, in the case of a body corporate, the secretary, manager or director may face a maximum penalty of a fine at level 2, i.e. HK$5,000 and imprisonment of one year.

Companies Ordinance (Chapter 622 of the Laws of Hong Kong)

Part 16 of the ordinance concerns companies incorporated outside Hong Kong that have established a place of business in Hong Kong. Such foreign companies are defined by the ordinance as non-Hong Kong companies. Any such foreign company that falls within the definition of a non-Hong Kong company shall apply to the Companies Registry to register as a non-Hong Kong company within one month from the date of establishing a place of business in Hong Kong.

Any failure to register a foreign company which has established a place of business in Hong Kong as a non-Hong Kong company may, according to section 776(6), subject the company in question and its responsible person, including director, to a maximum fine at level 5, i.e. HK$50,000 and to a further fine of HK$1,000 for each day during which the offence continues in the case of a continuing offence.

Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong)

This ordinance aims to codify the laws relating to the sale of goods. Under section 15, where there is a contract for sale of goods by description, there is an implied condition that the goods shall correspond with the description.

Under section 16, where a seller sells goods in the course of a business, there is an implied condition that the goods supplied under the contract are of merchantable quality, except that there is no such condition (i) as regards defects specifically drawn to the buyer’s attention before the contract is made; or (ii) if the buyer examines the goods before the contract is made, as regards defects which that examination ought to reveal; or (iii) if the contract is a contract for sale by sample, as regards defects which would have been apparent on a reasonable examination of the sample.

Under section 17, where there is a contract by sample, there are implied conditions that (i) the bulk shall correspond with the sample in quality; (ii) the buyer shall have a reasonable opportunity of comparing the bulk with the sample; and (iii) the goods shall be free from any defects, rendering them unmerchantable, which would not be apparent on a reasonable examination of the sample.

Where any right, duty or liability may arise under a contract of sale of goods by implication of law, it may, subject to the Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong), be negatived or varied by express agreement, or by course of dealings between parties, or by usage if the usage is such as to bind both parties to the contract.

Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong)

The ordinance aims to limit the extent to which civil liability for breach of contract, or for negligence or other breach of duty, can be avoided by means of contract terms and otherwise.

Under section 8, as between contracting parties where one of them deals as consumer or on the other’s written standard terms of business, as against that party, the other cannot by reference to any contract term (i) when himself in breach of contract, exclude or restrict any liability of his in respect of the breach; or (ii) claim to be entitled to render a contractual performance substantially different from that which was reasonably expected of him; or (iii) claim to be entitled in respect of the whole or any part of his contractual obligation, to render no performance at all, except insofar as the contract term satisfies the requirement of reasonableness.

Under section 9, a person dealing as a consumer cannot by reference to any contract term be made to indemnify another person in respect of liability that may be incurred by the other for negligence or breach of contract, except insofar as the contract term satisfies the requirement of reasonableness.

Under section 11, as against a person dealing as consumer, the liability for breach of the obligations arising under sections 15, 16 and 17 of the Sale of Goods Ordinance cannot be excluded or restricted by reference to any contract term, and as against person dealing otherwise than as consumer. The liability arising thereunder can only be excluded or restricted by reference to a contract term except insofar as the contract term satisfies the requirement of reasonableness.

Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong)

The ordinance aims to protect customers against unfair trade practices by regulating businesses to sell products and services in a truthful manner. It prohibits false trade descriptions in respect of services supplied in the course of trade.

Section 2 provides, among others, that “trade description” in relation to services means an indication, direct or indirect, and by whatever means given, with respect to the service or any part of the service including an indication of any of the matters nature, scope, quantity (including the number of occasions on which, and the length of time for which the service is supplied or to be supplied), standard, quality, value or grade; fitness for purpose, strength, performance, effectiveness, benefits or risks; method and procedure by which, manner in which, and location at which, the service is supplied or to be supplied; availability; testing by any person and the results of the testing; approval by any person or conformity with a type approved by any person; a person by whom it has been acquired, or who has agreed to acquire it; the person by whom the service is supplied or to be supplied; after-sale service assistance concerning the service; price, how price is calculated or the existence of any price advantage or discount.

Section 7 provides that no person shall in the course of trade or business apply a false trade description to any goods or sell or offer for sale any goods with false trade descriptions applied thereto.

Section 7A provides that a trader who applies a false trade description to a service supplied or offered to be supplied to consumer, or supplies or offers to supply to consumer a service to which a false trade description is applied, commits an offence.

Sections 13E, 13F, 13G, 13H and 13I provide that a trader who engages in relation to a consumer in commercial practice that is a misleading omission; or is aggressive; constitutes bait advertising; constitutes a bait and switch; or constitutes wrongly accepting payment for a product, commits an offence.

A person who commits an offence under sections 7, 7A, 13E, 13F, 13G, 13H or 13I shall be subject, on conviction on indictment, to a fine of HK$500,000 and to imprisonment for five years, and on summary conviction, to a fine of HK$100,000 and to imprisonment for two years.

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Properties.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

Through the operating subsidiaries, we are a leading export-oriented manufacturer and seller of compatible toner cartridges based in China, the U.S. and Europe with the mission to deliver high-quality and cost-effective printing solutions to consumers around the world with our proprietary technology, research and development capabilities and our integrated and localized sales, logistics and service platform.

Through the operating subsidiaries, we primarily develop and manufacture compatible toner cartridges that can be used for a wide range of commonly available models of laser printers from different manufacturers, on a white-label or third-party brand basis or under our self-owned brands. Through the operating subsidiaries, we have a wide international footprint through offline sales channels, and the operating subsidiaries’ products are mainly sold to customers in the U.S. and Germany. Through the operating subsidiaries, we also have online sales channels that allow our self-owned brands have a global reach. Customers of the operating subsidiaries range from wholesalers, dealers to retail customers. We believe that our integrated business model encompassing a value chain from research and development, patented technology, manufacturing, and operating localized sales branches and online sales channels, allows us to capture industry opportunities in a timely manner and provides us with a stable growth potential. During the years ended December 31, 2021, 2022 and 2023, our revenue was primarily generated from our customers in the U.S. and Europe.

Through the operating subsidiaries, we sell our products: (i) to offline overseas customers who own their brands on an ODM basis; (ii) to offline overseas dealers who primarily resell white-label products and self-branded products to end consumers; and (iii) directly to customers on a retail basis under self-owned brands through online retail platforms. There is no major difference in terms of product capability between the ODM products and white-label products offered by the operating subsidiaries, and the main difference lies in product packaging and pricing.

Our revenue increased by US$8.1 million, or 5.7%, from US$142.1 million for the year ended December 31, 2022 to US$150.2 million for the year ended December 31, 2023. Our net income increased by US$0.6 million, or 7.4%, from US$7.2 million for the year ended December 31, 2022 to US$7.8 million for the year ended December 31, 2023, which was mainly due to (i) an increase of gross margin of US$3.9 million for (a) an increase of revenue of US$8.1 million with our flexible strategy for sales channel and continuous efforts of market expansion; (b) an increase of cost of revenue of US$7.1 million in production costs synchronized with the increase of revenue with our improvement in production line automation, which was mitigated by a decrease of US$2.8 million in cost of revenue mainly in the aspect of ocean freight charges, and was offset by (ii) an increase of generative and administrative expenses of US$1.4 million for increased staff salary and professional services fees; (iii) an increase of selling expenses of US$1.3 million for increased advertising expenses and staff salary; and (iv) an increase of loss on changes in fair value of foreign currency exchange forward contracts that we purchased to manage the volatility of changes in foreign exchange rate which led to an increase of loss of US$1.7 million, which was mitigated by an increase in foreign exchange gain of US$1.7 million.

Our revenue increased by US$0.6 million, or 0.4%, from US$141.5 million for the year ended December 31, 2021 to US$142.1 million for the year ended December 31, 2022. Our net income increased by US$2.3 million, or 47.1%, from US$4.9 million for the year ended December 31, 2021 to US$7.2 million for the year ended December 31, 2022, which was mainly due to (i) an increase of gross margin of US$6.2 million as (a) we raised product prices and our patented products were favored by customers compared to those of competitors in the North American and Western European markets, where market demand is increasing; (b) most of our production activities were conducted in China and our related costs were settled in RMB, and the appreciation of USD against RMB in 2022 led to a decrease of US$3.2 million in production costs; (c) a decrease of US$1.4 million in labor costs due to improvement in production line automation; and (ii) a decrease of US$3.5 million in selling expenses mainly in the aspect of freight expense and commission fee charged by the online retail platforms as a result of decreased online sales ; offset by (i) incremental expenditures in research and development activities of US$1.4 million and (ii) an increase of loss on changes in fair value of foreign currency exchange forward contracts that we purchased to manage the volatility of changes in foreign exchange rate, through which we generated an income of US$3.0 million in 2021 but a loss of US$3.4 million in 2022.

Major Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors that impact compatible toner cartridge industry including, among others, economic, political and social conditions in the PRC, export regulations or enforcement, economic and regulatory conditions or global trade policy of the U.S. or Europe, changes in the business strategies of U.S. customers or European customers, any increase in customer demand for our products, raw material costs, and the competitive environment. Unfavorable changes in any of these general factors could adversely affect demand for our products and materially and adversely affect our results of operations.

While our business is influenced by these general factors, our results of operations are more directly affected by the following company-specific factors.

Ability to retain existing customers or attract new customers

The compatible toner cartridge market is characterized by rapid technological development and continual introduction of new models. As a specialized manufacturer of toner cartridges, our future success depends largely on the number of customers using the operating subsidiaries’ products. To successfully maintain customer basis relies heavily upon excellent product quality and functionality, and prompt responses to the latest developments in the compatible toner cartridge market. Some factors that may affect the ability of the operating subsidiaries to meet customer demands and to attract customers include: the ability to (i) develop or acquire the necessary technical know-hows to design and manufacture new products and to enhance or adapt existing products to respond to changes in printer technologies, market trends and customer demands; (ii) manage growth while maintaining the consistency of product quality, promote products to a broader base of prospective customers; and (iii) provide satisfactory customer support and after-sale services in a timely manner. We believe the operating subsidiaries’ strong design, research and development capabilities represent a key strength that allows us to provide patent-compliant products with advanced technologies to their customers.

Ability to manage inventories efficiently

Our inventories consist of raw materials, work-in-progress and finished goods. For self-branded products and white-label products, the operating subsidiaries’ sales and marketing department, based on their understanding of historical sales and perceived market trends, formulates annual sales targets at the Company’s level and at the regional level. The operating subsidiaries manufacture their ODM products on a made-to-order basis. We believe that maintaining an appropriate level of inventories helps the operating subsidiaries deliver their products to meet the market demands in a timely manner. Meanwhile, it is critical to keep close observation on changing sales condition due to change in consumer demand or preferences, change of marketing strategy by customers or incorrect estimation of the market demand for products, as well as technological upgrades of printer which renders the operating subsidiaries’ toner cartridge not compatible with it anymore and exposes us to risks of obsolete inventories. Our research and development capabilities have been instrumental to the quality and time-to-market of the operating subsidiaries’ products, which are our key strengths.

Ability to establish higher prices for our products

Our results of operations are affected by the pricing of the operating subsidiaries’ products. For ODM products and white-label products, the operating subsidiaries generally price their products on the basis of a cost-plus calculation of the costs involved in manufacturing, and with reference to the prevailing market prices. For their self-branded products sold on an online e-commerce selling platform, the operating subsidiaries generally set the retail price based on their base selling prices, marketing expenses, fees paid to Amazon and eBay (collectively as the “Online Selling Platforms”), different brand positioning and prices of competing products. The operating subsidiaries are generally able to charge higher price of their products as a result of their localized operation and ancillary services provided to offline customers including drop ship service, private labeling and customized packing services. We believe that the quality and reliability of the operating subsidiaries’ products coupled with their localized customer services are vital in maintaining customer loyalty and upholding their reputation and higher price of products.

Ability to control production and material costs

Our cost of inventory sold mainly consists of the raw materials used in production of toner cartridges such as OPC drums, toner and chips which form a major part of our cost of sales. The operating subsidiaries source raw materials predominantly from PRC suppliers. The prices of the operating subsidiaries’ raw materials are largely dependent on market forces, such as fluctuations of commodity prices, market supply and demand, and logistics and transport costs. As their business further grows in scale and the operating subsidiaries establish themselves as a major player in the China compatible toner cartridges industry, the operating subsidiaries expect to have higher bargaining power and hence more favorable terms from suppliers, including pricing and payment terms.

Impact related to global economic factors

The military invasion of Ukraine by Russia and the sanctions against Russia resulting from such conflict may increase the likelihood of supply chain interruptions and may impair our ability to compete in current or future markets, or otherwise subject us to potential liability. Our revenue generated from Russia were US$5.7 million, US$5.5 million and US$6.3 million for the years ended December 31, 2021, 2022 and 2023, representing 4.0%, 3.9% and 4.2% of our total revenues, respectively. Our revenue generated from Eastern Europe were $15.8 million, $15.2 million and US$13.6 million for the years ended December 31, 2021, 2022 and 2023, representing 11.2%, 10.7% and 9.1% of our total revenue, respectively. As of the date of this annual report, we do not believe that our business segments, products, lines of service, projects, or operations have been materially impacted by the global supply chain disruptions and we cannot guarantee that we will not be materially impacted by the economic uncertainty and volatility in the markets in the future, especially in light of Russia’s invasion of Ukraine. For details, see “Risk Factors — Risks Relating to Our Business and Industry — We may face risks related to the ongoing Russian invasion of Ukraine and any other conflicts that may arise on a global or regional scale which could adversely affect our business and results of operations.” To mitigate any supply chain risks we may face in the future, we are increasing our purchase from suppliers located in close proximity to our production facilities, and intend to negotiate purchase agreements with our suppliers and source raw materials with fixed pricing and delivery commitments.

Results of operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,			Change
	2021	2022	2023	Amount	%
	(in USD in thousands)
Net revenue	$141,505	$142,131	$150,222	$8,091	5.7%
Cost of revenue	(92,721)	(87,108)	(91,251)	(4,143)	4.8%
Gross profit	48,784	55,023	58,971	3,948	7.2%
Operating expenses:
Selling expenses	(32,775)	(29,297)	(30,566)	(1,269)	4.3%
General and administrative expenses	(7,463)	(7,614)	(9,042)	(1,428)	18.8%
Research and development expenses	(5,419)	(6,780)	(6,636)	144	(2.1)%
Total operating expenses	(45,657)	(43,691)	(46,244)	(2,553)	5.8%
Income from operations	3,127	11,332	12,727	1,395	12.3%
Other income (expenses):
Other non-operating income, net	1,264	1,042	819	(223)	(21.4)%
Government subsidy	912	1,150	505	(645)	(56.1)%
Fair value gain (loss) on derivative instruments	3,002	(3,436)	(5,109)	(1,673)	48.7%
Foreign exchange (loss) gain	(2,194)	(1,513)	212	1,725	(114.0)%
Interest expense, net	(1,183)	(1,195)	(540)	655	(54.8)%
Total other expenses	1,801	(3,952)	(4,113)	(161)	4.1%
Income before income tax expense	4,928	7,380	8,614	1,234	16.7%
Income tax expense	(7)	(139)	(840)	(701)	504.3%
Net income	$4,921	$7,241	$7,774	$533	7.4%

Key Components of Results of Operations

Net revenue

We generate revenue primarily from the sales of compatible toner cartridges and, to a lesser extent, from the sales of certain ancillary components of toner cartridges to customers offline and online. For the years ended December 31, 2021, 2022 and 2023, our total revenue was US$141.5 million, US$142.1 million and US$150.2 million, respectively. During the periods, we derived substantially all of our revenue from sales of compatible toner cartridge products in North America, Europe and other countries primarily including China and Brazil.

The following table sets forth our revenue by sales channel for the periods indicated.

	For the years ended December 31,			Change
	2021	2022	2023	Amount	%
	(in USD in thousands)
Offline sales to dealers	$53,087	$72,614	$84,894	$12,280	16.9%
Offline sales to ODM customers	62,736	57,970	53,972	(3,998)	(6.9)%
Online sales to retail customers	25,682	11,547	11,356	(191)	(1.7)%
Total	$141,505	$142,131	$150,222	$8,091	5.7%

The majority of our revenue for the years ended December 31, 2021, 2022 and 2023 was generated from Europe and North America. The following table sets forth the disaggregation of revenue by area:

	For the years ended December 31,			Change
	2021	2022	2023	Amount	%
	(in USD in thousands)
North America	$80,954	$76,664	$89,662	$12,998	17.0%
Europe	56,210	57,392	52,976	(4,416)	(7.7)%
Others	4,341	8,075	7,584	(491)	(6.1)%
Total	$141,505	$142,131	$150,222	$8,091	5.7%

Cost of revenue

Our cost of revenue primarily consists of the following components: (i) inventory costs, which primarily include procurement costs for chips, toner and OPC drum; (ii) staff costs, which consist of salaries and benefits of workers; (iii) depreciation expense relating to the depreciation of our plant, property and equipment used for production; (iv) freight charges incurred by us for delivering products from our factories to our warehouses abroad; (v) tariffs imposed to our products sold in the U.S.; and (vi) others, which primarily include overhead costs relating to consumables and electricity used for production.

The following table sets forth our cost of revenue by sales channel for the periods indicated.

	For the years ended December 31,			Change
	2021	2022	2023	Amount	%
	(in USD in thousands)
Offline sales to dealers	$33,303	$38,894	$45,572	$6,678	17.2%
Offline sales to ODM customers	50,443	44,312	42,054	(2,258)	(5.1)%
Online sales to retail customers	8,975	3,902	3,625	(277)	(7.1)%
Total	$92,721	$87,108	$91,251	$4,143	4.8%

Gross profit and gross profit margin

Gross profit represents our revenue less cost of sales. Our gross profit margin represents our gross profit as a percentage of our revenue. For the years ended December 31, 2021, 2022 and 2023, our gross profit was US$48.8 million, US$55.0 million and US$59.0 million, respectively, and our gross profit margins were 34.5%, 38.7% and 39.3%, respectively.

The following table sets forth our gross profit and gross profit margin by sales channel for the periods indicated.

	For the years ended December 31,						Change
	2021		2022		2023		Amount	%
	Gross	Gross Profit	Gross	Gross Profit	Gross	Gross Profit	Gross
	Profit	Margin	Profit	Margin	Profit	Margin	Profit
	(in USD in thousand)
Offline sales to dealers	$19,784	37.3%	$33,719	46.4%	$39,321	46.1%	$5,601	16.6%
Offline sales to ODM customers	12,293	19.6%	13,658	23.6%	11,917	21.8%	(1,741)	(12.7)%
Online sales to retail customers	16,707	65.1%	7,646	66.2%	7,733	68.0%	88	1.2%
Total	$48,784	34.5%	$55,023	38.7%	$58,971	39.3%	$3,948	7.2%

Selling expenses

Selling expenses primarily consist of: (i) salaries and benefits for our sales and marketing personnel; (ii) sales commission of the Online Selling Platforms; (iii) freight charges from our warehouses to our customers; (iv) traveling expenses incurred by our sales and marketing personnel for business purposes; (v) advertising and marketing expenses for promotion; (vi) depreciation relating to property, plant and equipment and leased properties used for selling and marketing purposes; and (vii) others, which primarily includes low-value consumables, office expenses, and consulting expenses.

General and administrative expenses

General and administrative expenses primarily consist of: (i) salaries and benefits for our administrative personnel; (ii) depreciation and amortization expenses relating to our property, plant and equipment and leased properties used for administrative purposes; (iii) bank charges for various bank transactions in the ordinary course of our business; (iv) office expenses, representing expenses for office supplies and consumables; (v) utilities which is primarily represented by water and electricity charges for administrative purposes; (vi) legal and professional fees, which primarily represented fees we paid for legal services in the ordinary course of our business, including tax filings and review, consultation and regulation of patents and trademarks, contract dispute resolution, among others and legal, accounting and consulting fees we paid in connection with the our proposed initial public listing; (vii) others, which primarily include bad debt expenses, utilities, traveling, repair and maintenance, recruitment expenses, and other miscellaneous expenses for administrative purposes.

Research and development expenses

Research and development expenses primarily include: (i) costs for procuring materials for research and development activities; (ii) salaries and benefits for research and development personnel; (iii) depreciation, which represents depreciation expenses for property, plant and equipment used for research and development purposes; (iv) patent registration related expenses and patent litigation expenses; and (v) others, which primarily include consumables, traveling expenses, utilities and miscellaneous expenses.

Other income (expenses)

Other income primarily consists of: (i) other non-operating income, inclusive of packing and labeling service fees, which represent fees we receive from providing services of adding labels with our customers’ brand names and contact information on our white-label products, and sales of scrap materials, which represent sales of excess miscellaneous materials left over from our production; (ii) government subsidy for research and development activities and award for tax contributions; (iii) fair value changes on derivative instruments arising from foreign exchange forward contracts; (iv) foreign exchange gain or loss arising from currency exchange among US$, EUR, Hong Kong Dollar, RMB and Great Britain Pound; and (v) interest expense on short-term bank borrowings, and interest expense on lease liabilities, which is non-cash and calculated as the difference between lease payments and the net present value of the lease payment over the entire term of the lease.

Income tax expenses

Cayman Islands

Our Company was incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act of the Cayman Islands and accordingly is not subject to income tax from business carried in the Cayman Islands.

British Virgin Islands

Our Company’s directly held subsidiaries were incorporated in the BVI as business companies with limited liability under the BVI Business Companies Act and accordingly are not subject to income tax from business carried in the BVI.

Other Overseas tax jurisdictions

Our Company’s other subsidiaries were incorporated and operated in U.S., Netherlands, the United Kingdom, Italy, Germany and France with tax rates ranging from 16.5% to 35.0%.

Mainland PRC

Generally, our Mainland PRC subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%, except for our certain Mainland PRC subsidiaries that are qualified as high and new technology enterprises under the PRC Enterprise Income Tax Law and are eligible for a preferential enterprise income tax rate of 15%. The enterprise income tax is calculated based on the entity’s global income as determined under Mainland PRC tax laws and accounting standards.

Our products are primarily subject to value-added tax at a rate of 13% on sales of compatible toner cartridges, in each case less any deductible value-added tax we have already paid or born. We are also subject to surcharges on value-added tax payments in accordance with Mainland PRC law.

Dividends paid by our Mainland PRC subsidiaries in Mainland China to our Hong Kong subsidiaries will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Double Taxation Avoidance Arrangement and receives approval from the relevant tax authority. If our Hong Kong subsidiaries satisfy all the requirements under the tax arrangement and receive approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiaries would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above-mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority.

If we or any of our subsidiaries outside of Mainland China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Under the PRC Enterprise Income Tax Law and the Notice on Improvements to Policies of Weighted Pre-tax Deduction of Research and Development Expenses, research and development expenses incurred by an enterprise in the course of carrying out research and development activities that have not formed intangible assets and are included in the profit and loss account for the current year. Starting from January 1, 2021, besides deducting the actual amount of research and development expenses incurred, an enterprise is allowed an additional 100% deduction of the amount in calculating its taxable income for the relevant year, the rate of which was 75% before 2021. For research and development expenses that have formed intangible assets, the tax amortization is based on 200% of the costs of the intangible assets, the rate of which was 175% before 2020.

Comparison of Results of Operations for the Years Ended December 31, 2022 and 2023

Net revenue

Comparison by Sales Channel

For our offline sales to dealers, we mainly sell white-label products and self-branded products through our offline channels. Our revenue from offline sales to dealers increased by 16.9% from US$72.6 million for the year ended December 31, 2022 to US$84.9 million for the year ended December 31, 2023, mainly because we continuously expanded our local sales to dealers with online sales operations, utilized our warehousing, logistics and IT system and obtained more orders from dealers. For the year ended December 31, 2023, along with our dealers’ expansion on their online sales business, we achieved significant growth in sales of products to dealers.

For our direct offline sales to ODM customers, our revenue decreased by 6.9% from US$58.0 million for the year ended December 31, 2022 to US$54.0 million for the year ended December 31, 2023, which was primarily attributable to the decline of sales in Mexico, Eastern European and Brazil markets due to more intense price competition resulting from limited protection of patented products in these markets.

For our online sales, we mainly sell self-branded and household products through the Online Selling Platforms. Our revenue generated from online sales decreased by 1.7% from US$11.5 million for the year ended December 31, 2022 to US$11.4 million for the year ended December 31, 2023, which was primarily due to increased online competition and our strategic choice to slow down the expansion pace of online sales, and to offer more self-branded products to dealers who rely on our sufficient and cost-efficient product supply. In addition, wo seek to develop online sales channel of more household products to enrich our product portfolio to mitigate the competition impact.

Comparison by Area

Our revenue generated from North America increased by 17.0% from US$76.7 million for the year ended December 31, 2022 to US$89.7 million for the year ended December 31, 2023, which was primarily attributable to our market expansion in the U.S. and increased sales to local dealers with our well-developed warehousing, logistics and IT system and our advanced products.

Our revenue generated from Europe decreased by 7.7% from US$57.4 million for the year ended December 31, 2022 to US$53.0 million for the year ended December 31, 2023, which was primarily attributable to the decline of sales in the Eastern Europe market, due to more intense price competition.

Our revenue generated from others decreased by 6.1% from US$8.1 million for year ended December 31, 2022 to US$7.6 million for the year ended December 31, 2023, resulting from volatility of the market environment.

Cost of revenue

Our cost of revenue increased by 4.8% from US$87.1 million for the year ended December 31, 2022 to US$91.3 million for the year ended December 31, 2023, which was primarily attributable to an increase in our sales volume, which resulted in an increase in our costs of US$7.1 million, offset by (i) a decrease of US$2.8 million of freight charges with reduction of freight price under the recovery from the COVID-19 pandemic; and (ii) a decrease of US$0.2 million in labor costs due to the improvement in production line automation and decreased number of manufacturing workers.

Gross profit and gross profit margin

Gross profit of offline sales to dealers increased by 16.6% from $33.7 million for the year ended December 31, 2022 to $39.3 million for the year ended December 31, 2023 and the gross profit margin rate slightly decreased from 46.4% to 46.1%, primarily due to an increase of material costs synchronized with the increase of revenue under stricter production standards.

Gross profit of offline sales to ODM customers decreased by 12.7% from $13.7 million for the year ended December 31, 2022 to $11.9 million for the year ended December 31, 2023, and the gross margin rate decreased from 23.6% to 21.8%, primarily due to lower selling price under the tense competition especially in Mexican, Portland and Brazil markets. We are continuously monitoring the market situation so as to make timely adjustments to our selling prices, but we do not intend to actively decrease our selling price to mitigate the decrease of gross margin.

Gross profit of online sales of self-branded products increased by 1.2% from $7.6 million for the year ended December 31, 2022 to $7.7 million for the year ended December 31, 2023 and the gross profit margin remained relatively stable from 66.2% for the year ended December 31, 2022 to 68.0% for the year ended December 31, 2023, primarily because we kept our selling prices in a relatively stable level, resulting in a slight decrease of online sales but stable gross margin with cost savings.

Selling expenses

Our selling expenses increased by 4.3% from US$29.3 million for the year ended December 31, 2022 to US$30.6 million for the year ended December 31, 2023. The increase was due to (i) an increase in advertising expense of US$0.5 million for posting advertisements on online platforms; (ii) an increase in staff expense of US$0.5 million as from increased bonuses due to the increase of offline sales; and (iii) an increase of rental expenses for selling offices of US$0.3 million.

General and administrative expenses

Our general and administrative expenses increased by 18.8% from US$7.6 million for the year ended December 31, 2022 to US$9.0 million for the year ended December 31, 2023, which was primarily attributable to (i) an increase in payroll expenses of US$0.7 million due to an increased average number of, and the increase of salary of, management officers, and (ii) an increase in consulting fees and other professional service fees of US$0.3 million.

Research and development expenses

Our research and develop expenses remained relatively stable of US$6.6 million for the year ended December 31, 2023, compared with US$6.8 million for the year ended December 31, 2022, which was primarily attributable to (i) a decrease in materials consumption of US$0.9 million for adjusting research and development activities with less need for materials, and was offset by (ii) an increase in staff costs of US$0.7 million.

Other income (expenses)

Our other non-operating income decreased by US$0.2 million in the year ended December 31, 2023 compared to the year ended December 31, 2022, which was primarily attributable to less income from selling scrap and waste. Our government subsidy decreased by US$0.6 million in the year ended December 31, 2023 compared to the year ended December 31, 2022. Fair value loss on derivative instruments were US$5.1 million in the year ended December 31, 2023 compared to US$3.4 million for the year ended December 31, 2022, primarily due to the unfavorable exchange rate fluctuations in 2023. Interest expenses decreased by US$0.7 million from US$1.2 million for year ended December 31, 2022 to US$0.5 million for the year ended December 31, 2023 for less short-term bank borrowings.

Income tax expenses

Our income tax expenses increased from US$0.1 million for the year ended December 31, 2022 to US$0.8 million for the year ended December 31, 2023, which was primarily due to the increase in the taxable income as in the year ended December 31, 2023.

Net income

As a result of the foregoing, our net income increased by 7.4% from US$7.2 million for the year ended December 31, 2022 to US$7.8 million for the year ended December 31, 2023.

Comparison of Results of Operations for the Years Ended December 31, 2021 and 2022

Net revenue

Comparison by Sales Channel

For our offline sales to dealers, we mainly sell white-label products and self-branded products through our offline channels. Our revenue from offline sales to dealers increased by 36.8% from US$53.1 million for the year ended December 31, 2021 to US$72.6 million for the year ended December 31, 2022, which was mainly because we expanded our local sales to dealers with online sales operations, utilized our warehousing, logistics and IT system and obtained more orders from dealers. For the year ended December 31, 2022, along with our dealers’ expansion on their online sales business, we achieved significant growth in sales of products to dealers.

For our direct offline sales to ODM customers, our revenue decreased by 7.6% from US$62.7 million for the year ended December 31, 2021 to US$58.0 million for the year ended December 31, 2022, which was primarily attributable to (i) the decline of sales in Mexico and Eastern European market due to more intense price competition resulting from limited protection of patented products and (ii) a decline of sales to one of our major ODM customers in the U.S. who went bankrupt; and partially mitigated by the increasing sales of our patented products that are favored by the customers in the U.S. and Germany markets who attached importance to patent technology.

For our online sales, we mainly sell self-branded products through the Online Selling Platforms. Our revenue generated from online sales decreased by 55.0% from US$25.7 million for the year ended December 31, 2021 to US$11.5 million for the year ended December 31, 2022, which was primarily due to increased online competition and our strategic choice to slow down the expansion pace of online sales, and to offer more self-branded products to dealers who rely on our sufficient and cost-efficient product supply.

Comparison by Area

Our revenue generated from North America decreased by 5.3% from US$81.0 million for the year ended December 31, 2021 to US$76.7 million for the year ended December 31, 2022, which was primarily attributable to (i) a decrease of US$3.3 million in the Mexico market as a result of intense price competition; (ii) a decrease of US$4.2 million as one of our major ODM customers in the U.S. market went bankrupt; and (iii) a decrease in online sales, mitigated by the increase in offline sales to dealers.

Our revenue generated from Europe increased by 2.1% from US$56.2 million for the year ended December 31, 2021 to US$57.4 million for the year ended December 31, 2022, which was primarily attributable to the incremental sales of our patented products with higher prices in Western Europe and increased offline sales to dealers who expanded their online sales, partially offset by the decline of sales in Eastern Europe market due to more intense price competition.

Our revenue generated from others increased by 86.0% from US$4.3 million for year ended December 31, 2021 to US$8.1 million for the year ended December 31, 2022, which was primarily attributable to our continued efforts in expanding Chinese and South American market since 2020.

Cost of revenue

Our cost of revenue decreased by 6.1% from US$92.7 million for the year ended December 31, 2021 to US$87.1 million for the year ended December 31, 2022, which was primarily attributable to (i) most of our production activities were conducted in China and our related costs were settled in RMB, and the appreciation of USD to RMB in 2022 led to a decrease of US$3.2 million in production costs; (ii) a decrease of US$1.4 million in labor costs due to the improvement in production line automation and decreased number of manufacturing workers; and (iii) a decrease in our sales volume, which decreased our costs accordingly.

Gross profit and gross profit margin

Gross profit of offline sales to dealers increased by 70.4% from $19.8 million for the year ended December 31, 2021 to $33.7 million for the year ended December 31, 2022 and the gross profit margin rate increased from 37.3% to 46.4%, primarily due to (i) the increasing demand of our self-branded products with higher gross margin offered from offline dealer customers who are expanding their online sales business, compared to white-label products; (ii) a decrease in labor costs as a result of installment of automatic production line; and (iii) a decrease in production costs that were settled in RMB, resulting from the appreciation of USD to RMB for the year ended December 31, 2022.

Gross profit of offline sales to ODM customers increased by 11.1% from $12.3 million for the year ended December 31, 2021 to $13.7 million for the year ended December 31, 2022, and the gross margin rate increased from 19.6% to 23.6%, primarily due to (i) an increase in sales volume of our patented products favored by our customers in the U.S. and Germany with higher gross profit margin; and (ii) a decrease in labor costs as a result of installment of automatic production line; and (iii) a decrease in production costs that were settled in RMB, resulting from the appreciation of USD to RMB for the year ended December 31, 2022.

Gross profit of online sales of self-branded products decreased by 54.2% from $16.7 million for the year ended December 31, 2021 to $7.6 million for the year ended December 31, 2022 and the gross profit margin remained stable at 66.2% for the year ended December 31, 2022, primarily due to the intense price competition and our strategic adjustment resulting in the decrease in online sales by 55.0%.

Selling expenses

Our selling expenses decreased by 10.6% from US$32.8 million for the year ended December 31, 2021 to US$29.3 million for the year ended December 31, 2022. The decrease was due to a decrease of sales commission and freight charges of US$4.0 million as the decrease of online sales; offset by an increase in staff expense of US$1.6 million as the increase of offline sales resulting in the increase of bonus.

General and administrative expenses

Our general and administrative expenses slightly increased by 2.0% from US$7.5 million for the year ended December 31, 2021 to US$7.6 million for the year ended December 31, 2022, which was primarily attributable to (i) an increase in payroll expenses of US$1.7 million due to an increased average number and the increase of salary of management officers; (ii) offset by a decrease in consulting fees and other professional service fees of US$1.2 million.

Research and development expenses

Our research and develop expenses increased by 25.1% from US$5.4 million for the year ended December 31, 2021 to US$6.8 million for the year ended December 31, 2022, which was primarily attributable to (i) an increase in staff costs of US$1.0 million, and (ii) an increase in materials consumption used for research activities of US$0.5 million.

Other income (expenses)

Our other non-operating income decreased by US$0.2 million in the year ended December 31, 2022 compared to the year ended December 31, 2021, which was primarily attributable to less income from selling scrap and waste, and fluctuated demands of packing, labeling and other services provided to our offline dealer customers. Our government subsidy increased by US$0.2 million in the year ended December 31, 2022 compared to the year ended December 31, 2021. Fair value loss on derivative instruments were US$3.4 million in the year ended December 31, 2022 compared to an income of US$3.0 million in the year ended December 31, 2021, primarily due to the unfavorable exchange rate fluctuations in 2022. Interest expenses was stable at US$1.2 million for year ended December 31, 2022, compared to US$1.2 million for the year ended December 31, 2021.

Income tax expenses

Our income tax expenses increased from US$7.0 thousand for the year ended December 31, 2021 to US$0.1 million for the year ended December 31, 2022, which was primarily due to the increase in the taxable income as in the year ended December 31, 2022.

Net income

As a result of the foregoing, our net income increased by 47.1% from US$4.9 million for the year ended December 31, 2021 to US$7.2 million for the year ended December 31, 2022.

B. Liquidity and Capital Resources

Liquidity and Capital Resources

As of December 31, 2023, we had US$64.1 million in cash and cash equivalents and restricted cash, which consisted of (i) cash in mainland China of US$53.91 million; (ii) cash in the BVI of US$7.44 million; (iii) cash in Europe of US$1.66 million; (iv) cash in the U.S. of US$0.69 million; (v) cash in the UK of US$0.26 million; (vi) cash in the Cayman Islands of $0.12 million; and (vii) cash in Hong Kong of US$0.09 million. As of December 31, 2022, we had US$52.70 million in cash and cash equivalents and restricted cash, which consisted of (i) cash in Mainland China of US$36.07 million; (ii) cash in the BVI of US$13.51 million; (iii) cash in Europe of US$2.46 million; (iv) cash in the U.S. of US$0.37 million; (v) cash in the UK of US$0.25 million; (vi) cash in the Cayman Islands of $0.03 million; and (vii) cash in Hong Kong of US$0.01 million. Under the existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, there is no material restriction on foreign exchange that impairs our ability to transfer cash between entities and to U.S. investors.

Our net cash flow provided by operating activities for the year ended December 31, 2021, 2022 and 2023, was US$6.4 million, US$7.5 million and US$17.9 million, respectively, which was primarily attributable to our net income, offset by our payments to suppliers. Our principal source of cash came from our operational income and bank loans. Most of our cash resources were used to pay for the procurement of raw materials, purchase of equipment and property, and payroll and rental expense. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures and debt repayment obligations for at least the next 12 months.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,			Change
	2021	2022	2023	Amount	%
Net cash provided by operating activities	$6,428	$7,452	$17,895	$10,443	140.2%
Net cash used in investing activities	(1,851)	(1,178)	(987)	191	(16.2)%
Net cash (used in) provided by financing activities	(1,614)	4,387	(4,729)	(9,116)	(207.8)%
Effects of exchange rate changes on cash and cash equivalents and restricted cash	(182)	882	(711)	(1,593)	(180.4)%
Net increase in cash and cash equivalents and restricted cash	2,781	11,543	11,468	(75)	(0.6)%
Cash and restricted cash at the beginning of the periods presented	38,374	41,155	52,698	11,543	28.0%
Cash and cash equivalents and restricted cash at the end of the periods presented	$41,155	$52,698	$64,166	$11,468	21.8%

Operating activities

For the year ended December 31, 2021, our net cash provided by operating activities was US$6.4 million, which was primarily attributable to (i) net income of US$4.9 million; (ii) an adjustment of added non-cash items of a net amount of US$4.4 million, inclusive of amortization and depreciation and other non-cash items; (iii) an increase of accrued expenses and other payables of US$5.2 million due to the increase accrued payroll and accrued freight in 2021; and (iv) deducted by a net amount of $6.7 million due to the decrease in accounts payable and bank acceptance notes payable of $10.5 million as we settled a portion of accounts payable in advance of the payment schedule as a result of negotiation with suppliers that they would provide some preferential terms, offset by a decrease of inventories of $3.8 million.

For the year ended December 31, 2022, our net cash provided by operating activities was US$7.5 million, which was primarily attributable to (i) net income of US$7.2 million; (ii) an adjustment of added back non-cash items of a net amount of US$4.2 million, inclusive of unrealized fair value loss, amortization and depreciation and other non-cash items; (iii) deducted by a net amount of US$2.0 million due to the decrease in accounts payable and bank acceptance notes payable of $3.7 million, offset by a decrease of inventories of $1.7 million as a result of our improvement in stock management and inventories turnover.

For the year ended December 31, 2023, our net cash provided by operating activities was US$17.9 million, which was primarily attributable to (i) net income of US$7.8 million; (ii) an adjustment of added back non-cash items of a net amount of US$3.7 million, inclusive of unrealized fair value loss, amortization and depreciation and other non-cash items; (iii) an increase of accounts payable and bank acceptance notes payable of US$6.7 million for we cooperated well with some significant suppliers to extended our payment terms; (iv) a decrease of inventory of US$2.8 million with higher inventory turnover under our improved management and control; (v) a decrease of prepaid expenses and other current assets of US$1.6 million for collection of insurance receivable of US$1.4 million as well as some deposits; and (vi) an increase of accrued expenses and other current liabilities of US$1.6 million for annual bonus accrued and was offset by an increase of accounts receivable of US$6.4 million with our increasing sales and extended credit terms for some customers whose receivables totally amounted to US$3.5 million.

Investing activities

For the years ended December 31, 2021, 2022 and 2023, our net cash used in investing activities was US$1.9 million, US$1.2 million and 1.0 million, respectively, which was primarily attributable to purchase of new product moulds and upgrades of production and research equipment.

Financing activities

For the year ended December 31, 2021, our net cash used in financing activities was US$1.6 million, which consisted of the proceeds from short-term bank borrowings of US$38.0 million, offset by repayments of short-term bank borrowings of US$38.8 million and payments for the offering costs of US$0.8 million.

For the year ended December 31, 2022, our net cash provided from financing activities was US$4.4 million, which consisted of the proceeds from short-term bank borrowings of US$32.1 million, offset by repayments of short-term bank borrowings of US$27.7 million and payments for the offering costs of US$0.1 million.

For the year ended December 31, 2023, our net cash used in financing activities was US$4.7 million, which consisted of the repayments of short-term bank borrowings of US$36.2 million and payments for the offering costs of US$0.5 million, offset by proceeds from short-term bank borrowings of US$32.0 million.

Capital expenditures

Our capital expenditures are incurred primarily in connection with purchase of moulds for production, upgrades of production equipment, purchases of motor vehicles and electronic and other equipment for office use, and office renovation. Our capital expenditures were US$1.9 million, US$1.2 million and US$1.0 million for the years ended December 31, 2021, 2022 and 2023, respectively. We will continue to make capital expenditures to support the expected growth of our business.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2023:

	Payment Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years
	(in USD in thousand)
Borrowings	$26,222	$26,222	$—	$—
Lease obligations	2,033	1,319	585	129
Total	$28,255	$27,541	$585	$129

Capital commitments are commitments in relation to the purchase of property and equipment including leasehold improvements. Operating lease obligations consist of leases in relation to certain offices and buildings, plants and other property for our sales and after-sales network.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” and “Item 4. Information on the Company—B. Business Overview—Research & Development.”

D. Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies; (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to allowance for doubtful accounts, impairment provision for inventories, useful lives and impairment of long-lived assets, valuation allowance for deferred tax and uncertain tax positions. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Accounts receivable, net

Accounts receivables are recognized in the period when we have provided services to its customers and when its right to consideration is unconditional. We adopted ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”) on July 1, 2023 using the modified retrospective transition approach. ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The adoption of the new standard did not have a material effect on the Group’s unaudited condensed consolidated financial statements.

Account receivables are stated net of provision of credit losses. We have developed a current expected credit loss ("CECL") model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. We consider historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses.

Inventories, net

Inventories, primarily consisting of raw materials, semi-finished goods and finished goods, are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using the weighted average cost method. We record inventory impairment for obsolete and slow-moving inventories. Inventory impairment is based on inventory obsolescence trends, historical experience, forecasted consumer demand and application of the specific identification method. As of December 31, 2022 and 2023, US$1.9 million and US$1.4 million were written down from the cost of inventories to their net realizable values, respectively.

Derivative instruments

Our derivative instruments consist of foreign currency forward contracts that we enter into as firm commitments to exchange a specific number of foreign currencies for RMB at a predetermined exchange rate on a specified future date without initial investment but a deposit required. This instrument is used to manage the volatility of changes in of exchange rates. We considered that the foreign currency forward contract does not meet the criteria for designated hedging instruments and hedged transactions to qualify for cash flow hedge or fair value hedge accounting. The foreign currency forward contracts therefore are accounted for as derivative instruments, with fair value changes reported as fair value change of derivative instruments in the consolidated statements of income and other comprehensive income.

Redeemable ordinary shares

We account for ordinary shares subject to possible redemption in accordance with ASC 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to conditional redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control is classified as mezzanine equity. We evaluate the probability of these redeemable ordinary shares becoming redeemable at each reporting date. If it is probable that the redeemable ordinary shares will become redeemable, we recognize changes in redemption value immediately as they occur and will adjust the carrying value of the security to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares shall be affected by charges against retained earnings.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flow expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairments of long-lived assets were recognized as of December 31, 2021, 2022 and 2023.

Commitments and contingencies

In the normal course of business, we are subject to commitments and contingencies, including operating lease commitments and legal proceedings. We recognize a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. We may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

Revenue recognition

Our revenues are mainly generated from the sales of compatible toner cartridges through offline and online channels. We provide products: (i) to offline overseas customers who own their brands on an ODM basis; (ii) to offline overseas dealers who primarily sell our self-branded products and white-label products to end consumers; and (iii) directly to customers on a retail basis under our self-owned brands through online retail platforms. There is no major difference in terms of product capability between our ODM products, white-label products and self-own brand products, and the main difference lies in product packaging and pricing.

We usually enter into sales orders with customers or receives online sales orders, in which we identify the only performance obligation is to transfer the promised products stated in the sales order. We perform shipping services before the products are delivered at the designated place. Shipping service is determined as an activity to fulfill our promise to transfer the products, rather than another distinct performance obligation as it is performed before the customers obtain control of the products. In the normal course of business, our warranties are limited to product specifications and we do not accept product returns unless the item is defective as manufactured. Accordingly, warranty costs are treated as a cost of fulfillment subject to accrual, rather than a performance obligation. We establish provisions for both estimated returns and warranties when revenue is recognized.

Revenues represent the amount of consideration that we are entitled to, including products settlement price, net of value-added tax (“VAT”), surcharges, discounts and returns, if any. The transaction price is variable as adjusted by return allowances, rebates, which we estimate by using the expected value method and updates to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period. We consider ourselves a principal as we self-produce all the products. We recognize revenue from the sales of compatible toner cartridges at a point in time when the control of products is transferred to the customers upon customers’ acceptance on a gross basis. Payment is usually required within four months after the issuance of invoice for offline customers and the consideration of online orders is collected in advance of shipment by online platform. Therefore, it is probable that we will collect substantially all of the consideration without existence of any significant financing component.

Disaggregation of Revenue

We disaggregate our revenue from contracts by sales channel and region, as we believe it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. Our disaggregation of revenues for the years ended December 31, 2021, 2022 and 2023 are disclosed in Note 15 of our consolidated financial statements included elsewhere in this annual report.

Contract balance

When either party to a revenue contract has performed, we present the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between our performance and the customer’s payment. We apply a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. We present any unconditional rights to consideration separately as a receivable. We do not have any contract asset. The balance of accounts receivable, net of allowance for doubtful accounts were US$24.9 million and US$31.3 million as of December 31, 2022 and 2023, respectively.

We present the consideration that a customer pays before we transfer products to the customer as a contract liability (advance from customers) when the payment is made. Advance from customers is our obligation to transfer products to a customer for which we have received consideration from the customer. As of December 31, 2022 and 2023, the balance of advance from customers amounted to US$0.7 million and US$0.5 million, respectively.

Income taxes

We account for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. We believe there were no uncertain tax positions as of December 31, 2022 and 2023, respectively.

Our affiliated entities in Mainland PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law and its implementation rules, EIT Law and Implementation Regulations of the EIT Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($15,000). In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. Results of operations of our affiliated entities in Mainland PRC for the years ended December 31, 2021, 2022 and 2023, remain open for statutory examination by PRC tax authorities.

Recent accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements included elsewhere in this annual report.

We are an emerging growth company (“EGC”) as defined by the JOBS Act. The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. We elected to take advantage of the extended transition periods that leads to our financial statements may not be comparable to companies that comply with public company effective dates. However, this election will not apply should we cease to be classified as an EGC.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Mr. Weidong Gu	54	Chairman of the Board of Directors
Mr. Shaofang Weng	53	Chief Executive Officer and Director
Mr. Quanmao Zhou	34	Chief Financial Officer
Mr. Zhisheng Cheng	45	Vice President
Mr. Qilong Yang	51	Vice President
Ms. Yu Xiang	41	Independent Director
Ms. Fenglei Jiang	57	Independent Director
Mr. Xinwei Xie	50	Independent Director

The following is a brief biography of each of our executive officers and directors:

Mr. Weidong Gu is one of our founders and has served as our director since inception and our chairman of the board of directors since April 2020. Mr. Gu has extensive experience as an engineer and possesses more than 21 years of experience in the compatible toner cartridge industry. In 2011, Mr. Gu co-founded our Company, and since then, he has been overseeing our Company’s corporate strategic planning and business development, and managing our day-to-day business operations. Prior to founding our Company, Mr. Gu worked as the manager of the engineering department and deputy general manager of Zhuhai Seine Technology Co., Ltd., responsible for managing the manufacturing and research and development operations. Prior to 2002, Mr. Gu was involved in engineering work in several companies. Mr. Gu received a bachelor’s degree in radio engineering from Xiangtan University in the PRC in 1991. He obtained an intermediate engineer qualification in August 1999.

Mr. Shaofang Weng is one of our founders and has served as our director and chief executive officer since April 2020. Mr. Weng has over 20 years of experience in financial accounting and control. Mr. Weng has been with our Company since January 2011 and served as the financial controller of Jiangxi Yibo since February 2012. Since June 2007, Mr. Weng has served as the executive director of Dongguan Pudao Consulting Co., Ltd., a company that provides tax and financing services for small and medium enterprises. Prior to that, Mr. Weng served as finance manager and deputy general manager of Guangzhou Tianyue Communication Technology Development Co., Ltd. from November 2003 to June 2007. Mr. Weng received a bachelor’s degree in accounting in 1995 and a master’s degree in accounting in 2002 from Jiangxi University of Finance and economics. Mr. Weng has been a member of The Chinese Institute of Certified Public Accountants since December 1998.

Mr. Quanmao Zhou has served as our chief financial officer since October 2021. Mr. Quanmao Zhou joined our group in July 2018 as the financial manager of Jiangxi Yibo and currently serves as the financial controller of Jiangxi Yibo. From July 2011 to June 2018, Mr. Quanmao Zhou served at multiple positions at Hisense Group consecutively, including as an accounting supervisor at Qingdao Hisense International Co., Ltd., the financial controller at a subsidiary of the group in Spain, and the financial controller at a subsidiary of the group in Mexico. Mr. Quanmao Zhou obtained his bachelor’s degree in finance from Xi’an Jiaotong University in the PRC in 2011.

Mr. Zhisheng Cheng is one of our founders and has served as our vice president since April 2020. Mr. Cheng has had extensive experience in product development. Mr. Cheng has been with us since 2011 and has since served as the director of technology and the deputy general manager of Jiangxi Yibo. Prior to founding our Company, from January 2007 to February 2011, Mr. Cheng worked as the director of the technology department of Zhuhai Seine Technology Co., Ltd. Prior to that, Mr. Cheng worked as the head of research and development at Zhuhai Ninestar Electronic Technology Co., Ltd. from July 2004 to January 2007. Mr. Cheng received a bachelor’s degree in mechanical design and manufacture from Hubei University of Technology in the PRC in 2004.

Mr. Qilong Yang is one of our founders and has served as our vice president since April 2020. Mr. Yang has had extensive experience in manufacturing management and operation. Mr. Yang has been with us since 2011 and has since served as the deputy general manager of Jiangxi Yibo. Prior to that, Mr. Yang worked at Zhuhai Ninestar Eletronic Technology Co., Ltd. from October 2001 to August 2009 as the supervisor and manager of quality control department and from September 2009 to July 2011 as the assistant to the general manager. Mr. Yang graduated with a diploma in computer information management from Sichuan Three Gorges College in the PRC in 1996.

Ms. Yu Xiang has served as our independent director since January 2024. From January 2021, Ms. Xiang served as a partner of Guangzhou Jingtian Enterprise management Consulting Services Co., Ltd., providing financial advisory services for China-based companies listed on overseas stock markets. From April 2008 to October 2020, Ms. Yu Xiang served as a managing director of Marcum Bernstein & Pinchuk LLP, responsible for leading audit teams in providing assurance services to Chinese companies listed in the United States and the operation of south China regional office. From October 2005 to April 2008, Ms. Xiang served as senior associate of PricewaterhouseCoopers in Guangzhou, China, providing audit assurance services to various PRC companies that were listed on the international stock markets. Ms. Xiang obtained her bachelor’s degree in accounting from Nanjing Audit University in the PRC in 2005 and is a member of American Institute of Certified Public Accountants and Association of Chartered Certified Accountants.

Ms. Fenglei Jiang has served as our independent director since June 2021. Ms. Fenglei Jiang has had extensive experience in engineering and business management. Since September 2015, Ms. Fenglei Jiang has served as the supervisor of Guangzhou Carbon Asset Management Co., Ltd. From April 2005 to September 2020, Ms. Fenglei Jiang served as an executive director and the general manager at Zhongshan Wanjing Technology Development Co., Ltd. Ms. Fenglei Jiang received a bachelor’s degree in metal material and heat treatment from Beihang University in the PRC in 1988.

Mr. Xinwei Xie has served as our independent director since June 2021. Mr. Xie has extensive experience in information technology and e-commerce. Since July 2021, Mr. Xie has served as the supervisor at Hainan Yinghai Network Technology Co., Ltd., where he is mainly responsible for supervising and monitoring the company directors’ and management’s actions as they carry out their responsibilities. From July 2015 to June 2021, Mr. Xie served as the chief technology officer of Hainan Yinghai Network Technology Co., Ltd., where he was responsible for the research and development of proprietary medical insurance fraud prevention and costs control digital systems. Since October 2010, Mr. Xie has been an executive director at Shanghai Highdata Technology Co., Ltd., a medical information company, where he was responsible for the research and development of an independent intellectual property memory database, supervised projected in connection with big data technology and the development of a quality protection system for drugs. Mr. Xie received a bachelor’s degree in business information management from Hangzhou College of Commerce of the Zhejiang Gongshang University in the PRC in 1995.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix

Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Controlled Company

Our chairman of the board of directors, Mr. Weidong Gu, beneficially owns 22.22% of our issued and outstanding Class A ordinary shares and 100% of our total issued and outstanding Class B ordinary shares, representing 92.63% of our total voting power. As a result, we are deemed a “controlled company” for the purpose of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

B. Compensation

For the year ended December 31, 2023, we paid an aggregate of approximately RMB3.8 million (US$0.53 million) in cash to our executive officers and directors and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Our Mainland PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits. Our Hong Kong subsidiaries are required by the Hong Kong Mandatory Provident Fund Schemes Ordinance to make monthly contributions to the mandatory provident fund scheme in an amount equal to at least 5% of an employee’s salary.

C. Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of our directors.

A general notice by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm, shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest.

After such general notice, special notice relating to any particular transaction shall not be required. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein. If he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered.

The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in good faith in what they consider to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.

Although under Cayman Islands law, a controlling shareholder of a Cayman Islands company does not owe fiduciary duties to the company or its minority shareholders, a controlling shareholder who serves as a director of a company owes fiduciary duties in his capacity as a director to such company, for as long as he or she serves on the company’s board of directors. Certain shareholders of our controlling shareholder serves on our board of directors and, as a result, owes the aforementioned fiduciary duties to us.

In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us.

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity, or until their respective successors have been elected and qualified or until his or her office is otherwise vacated in accordance with our amended and restated articles of association.

A director will also be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing, (iv) without special leave of absence from our board, is absent from meetings of our board for six consecutive months and our board resolved that his office be vacated, or (v) is removed from office pursuant to any other provisions of our amended and restated memorandum and articles of association.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law, the amended and restated memorandum and articles of association or the Nasdaq Stock Market Listing Rules, or disqualification by the chairman of the relevant board meeting, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term unless either we or the executive officer gives prior notice to terminate such employment, or for a specified time period, or for a specified time period which will be renewed automatically unless a notice of non-renewal is given. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, including but not limited to as a result of the executive officer’s commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offence, fraud or dishonesty, habitual neglect of his or her duties, material misconduct being inconsistent with the due and faithful discharge of the executive officer’s material duties or material breach of internal procedures or regulations which causes damage to the Company. An executive officer may terminate his or her employment at any time with one month’s prior written notice.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against all liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company to the fullest extent permitted by law with certain limited exceptions.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Ms. Yu Xiang, Ms. Fenglei Jiang and Mr. Xinwei Xie. Ms. Yu Xiang is the chairperson of our audit committee. We have determined that Ms. Yu Xiang, Ms. Fenglei Jiang and Mr. Xinwei Xie satisfy the “independence” requirements of the Rule 5605(c)(2) of the Nasdaq Stock Market Listing Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee consists solely of independent directors that satisfy the Nasdaq Stock Market and SEC requirements. Our board of directors has also determined that Ms. Xiang Yu qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Stock Market Listing Rules.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services performed by our independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and our independent registered public accounting firm;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and our independent registered public accounting firms;

●	reporting regularly to the full board of directors; and

●	performing such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee consists of Ms. Yu Xiang, Ms. Fenglei Jiang and Mr. Xinwei Xie. Ms. Fenglei Jiang is the chairperson of our compensation committee. We have determined that Ms. Yu Xiang, Ms. Fenglei Jiang and Mr. Xinwei Xie satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Listing Rules.

The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing and making recommendations to the board of directors with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Ms. Yu Xiang, Ms. Fenglei Jiang and Mr. Xinwei Xie. Mr. Xinwei Xie is the chairperson of our nominating and corporate governance committee. We have determined that Ms. Yu Xiang, Ms. Fenglei Jiang and Mr. Xinwei Xie satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Listing Rules.

The nominating and corporate governance committee assists the board of directors in selecting directors and in determining the composition of our board and board committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations;

●	making recommendations to our board of directors on corporate governance matters and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure compliance.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

Compensation Recovery Policy

We have adopted a compensation recovery policy to provide for the recovery of erroneously-awarded incentive compensation, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, final SEC rules and applicable listing standards.

Foreign Private Issuer Status

As a foreign private issuer, we are exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and are not required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. We are permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of the date of this annual report for:

●	each of our directors and executive officers;

●	our directors and executive officers as a group; and

●	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 27,565,800 Class A ordinary shares and 26,315,800 Class B ordinary shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person listed below and the percentage ownership of such person, shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned**
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	Percentage of Total Ordinary Shares	Percentage of Votes Held
Directors and Executive Officers:*
Weidong Gu(1)	6,126,300	26,315,800	32,442,100	60.21%	92.63%
Shaofang Weng	528,900	—	528,900	0.98%	0.18%
Quanmao Zhou	—	—	—	—	—
Zhisheng Cheng	1,763,200	—	1,763,200	3.27%	0.61%
Qilong Yang	528,900	—	528,900	0.98%	0.18%
Yu Xiang	—	—	—	—	—
Fenglei Jiang	—	—	—	—	—
Xinwei Xie	—	—	—	—	—

All directors and executive officers as a group:	8,947,300	26,315,800	35,263,100	65.45%	93.60%

5% Shareholders:
Aster Excellent Limited(1)	8,947,300	26,315,800	35,263,100	65.45%	93.60%
Juneng Investment (Hong Kong) Limited(2)	10,526,300	—	10,526,300	19.54%	3.62%
Eagle Heart Limited(3)	6,315,900	—	6,315,900	11.72%	2.17%

Notes:

*	Except as indicated otherwise below, the business address of our directors and executive officers is No. 756 Guangfu Road, Hi-tech Development Zone, Xinyu City, Jiangxi Province, the PRC.

**	Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.
(1)	Represents 35,263,100 ordinary shares, including 6,126,300 Class A ordinary shares and 26,315,800 Class B ordinary shares, held by Aster Excellent, a company incorporated in the BVI as a limited liability company on August 2, 2019 and is owned as to 92.0% by Mr. Weidong Gu, 5.0% by Mr. Zhisheng Cheng, 1.5% by Mr. Shaofang Weng and 1.5% by Mr. Qilong Yang.
(2)	Represents 10,526,300 Class A ordinary shares held by Juneng Investment (Hong Kong) Limited, a company formed in Hong Kong as a limited liability company on September 17, 2019, and is wholly owned by Xinyu High-Tech Investment Co., Ltd., a limited liability company established under the laws of the PRC on August 23, 2016 and an independent third party, which is in turn wholly owned by the Financial and Monetary Bureau of Xinyu Hi-Tech Industry Development Zone, a department of Xinyu High-Tech Industry Development Zone.
(3)	Represents 6,315,900 Class A ordinary shares held by Eagle Heart Limited, a company incorporated in the BVI as a limited liability company on July 23, 2019, and is owned as to 100% by Mr. Xingzhi Huang.

As of the date of this annual report, approximately 4.53% of our issued and outstanding Class A ordinary shares are held in the United States by one record holder (Cede & Co.).

We are not aware of any other arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

Related party transactions

The transactions of related parties are as follows:

	For the years ended December 31,
	2021	2022	2023
Guarantee provided for bank short-term borrowings:
Mr. Weidong Gu – Bank of China	$15,670	$14,390	$14,124
Mr. Weidong Gu – Xinyu Rural Commercial Bank	—	4,317	4,237
Mr. Weidong Gu – Agricultural Bank of China	4,701	4,317	—
Mr. Zhisheng Cheng – Bank of China	15,670	14,390	14,124
Mr. Xingzhi Huang – Bank of China	15,670	14,390	14,124
Mr. Xingzhi Huang – Agricultural Bank of China	4,701	4,317	—
Xinyu High-Tech Investment Co., Ltd. – Export-Import Bank of China Jiangxi Branch	7,208	6,619	6,497

Rental income:
Xinyu High-Tech Investment Co., Ltd.	$—	$—	$69

Mr. Weidong Gu, Mr. Zhisheng Cheng and Mr. Xingzhi Huang also provided guarantees with their personal property for notes payable credited by Xinyu Rural Commercial Bank Gaoxin Branch, Agricultural Bank of China Xinyu Branch and Bank of China Xinyu Branch.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

On November 12, 2021, ML Products, Inc. filed a complaint with the United States District Court for the Central District of California against Aster US, a subsidiary of the Company, and five other defendants, claiming that Aster US (i) violated the Lanham Act by conducting false advertising, (ii) violated the California Business and Professions Code §17200 by engaging in unfair competition, and (iii) violated the California Business and Professions Code §17500 by conducting false advertisement. If the reviewing court determines that these claims are successfully established, monetary relief or injunctive relief may be granted to the plaintiff. On February 9, 2022, Aster US filed a motion to dismiss the complaint with the court. On September 27, 2023, the court ruled on our motion to dismiss, granting our motion in part. On October 12, 2023, ML Products filed a revised complaint. We believe this lawsuit is without merit and we are defending ourselves vigorously. There is uncertainty, however, regarding the ultimate resolution of this lawsuit. We maintain liability insurance, pursuant to which we are presently seeking confirmation by the provider to determine if our policy entitles us to receive liability coverage or contribution towards our related legal expenses and fees. However, since this case is still in its early stage, we are not able to predict the scale of liability, if any, potential monetary impact or outcome of this case at this time.

We and the operating subsidiaries may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We and the operating subsidiaries are not currently a party to any other material legal or administrative proceedings than as described in this section. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

Dividend Policy

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that we may only pay dividends out of profits or share premium, and provided that in no circumstances may a dividend be paid if it would result in us being unable to pay our debts as they fall due. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

We do not have any plan to declare or pay any cash dividends on our Class A ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and future earnings to operate and expand our business.

We are an exempted company with limited liability incorporated in the Cayman Islands. We rely principally on dividends distributed by our Mainland PRC subsidiaries and payments from our operating entities for our cash requirements, including distribution of dividends to our shareholders. Dividends distributed by our Mainland PRC subsidiaries are subject to Mainland PRC taxes.

In addition, PRC regulations may restrict the ability of our Mainland PRC subsidiaries to pay dividends to us and only allow a Mainland PRC company to pay dividends out of its accumulated distributable after-tax profits as determined in accordance with its articles of association and the Mainland PRC accounting standards and regulations. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in the PRC — We may rely on dividends and other distributions on equity paid by our Mainland PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Mainland PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Class A ordinary shares have been listed on the Nasdaq Capital Market since January 25, 2024 under the symbol “YIBO.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A ordinary shares have been listed on the Nasdaq Capital Market since January 25, 2024 under the symbol “YIBO.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our amended and restated memorandum and articles of association, as amended and restated from time to time, and Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association, which was filed as Exhibit 3.1 to our registration statement on Form F-1, as amended (File No. 333-263602).

Registered Office

Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands, and the phone number of our registered office is +1-345-949-1040.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General

Our authorized share capital is HK$380,000 divided into 3,800,000,000 shares, of nominal or par value of HK$0.0001 each, comprising of (i) 2,000,000,000 Class A ordinary shares of a nominal or par value of HK$0.0001 each, (ii) 1,000,000,000 Class B ordinary shares of a nominal or par value of HK$0.0001 each, and (iii) 800,000,000 preference shares of a nominal or par value of HK$0.0001 each. All our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our shareholders or board of directors subject to the Companies Act and to the articles of association.

Conversion

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person or entity, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share.

Voting Rights

Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the shareholders. Each Class A ordinary share shall be entitled to one vote on all matters subject to vote at general and special meetings of our company and each Class B ordinary share shall be entitled to 10 votes on all matters subject to vote at general and special meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes attached to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast attached to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions contained in our articles of association, as applicable, any of our shareholders may transfer all or any of his, her or its ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	the ordinary shares transferred are fully paid and free of any lien in our favor; and

●	any fee related to the transfer has been paid to us; and

●	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Act and other applicable law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by the board of directors.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the votes of all of the shares in that class cast at a meeting of the shareholders of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman or any director to give effect to a shareholder requisition. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will in our articles provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolution:

●	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	sub-divide our existing shares, or any of them into shares of a smaller amount; or

●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability under the Companies Act of the Cayman Islands. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company’s register of members is not required to be open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue shares with no par value;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently complies with and intend to continue complying with the Nasdaq Rules in lieu of following home country practice. The Nasdaq Rules require that every company listed on the Nasdaq hold an annual general meeting of shareholders. In addition, our articles of association allow directors to call special meeting of shareholders pursuant to the procedures set forth in our articles.

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the members of each such constituent company and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved. In the case of a shareholder scheme, by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and, in the case of a creditor scheme only a majority in number of each class of creditors with whom the arrangement is to be made and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company for a proper purpose.

Directors’ Fiduciary Duties

Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our articles of association provide that shareholders may not approve corporate matters by way of a unanimous written resolution without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not allow our shareholders to requisition a shareholders’ meeting. However, our amended and restated articles of association provides that any one or more Members holding at the date of deposit of the requisition not less than one third of the paid up capital of the Company carrying the right of voting at general meetings of the Company shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require an extraordinary general meeting to be called by the Board for the transaction of any business permitted by Article 58(3) as specified in such requisition; and such meeting shall be held within two (2) months after the deposit of such requisition. If within twenty one (21) days of such deposit the Board fails to proceed to convene such meeting the requisitionist(s) himself (themselves) may do so.

A meeting requisitioned under the Articles shall not be permitted to consider or vote upon (1) any resolutions with respect to the election, appointment or removal of Directors or with respect to the size of the Board, unless such proposal is first approved by the Nomination Committee of the Board; or (2) any Special Resolutions or any matters required to be passed by way of Special Resolution pursuant to the Articles or the Act. Other than by way of requisition under Article 58(2), Members have no right to propose resolutions or other business to be considered and voted upon at any general meeting of the Company. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our articles of association require us to call such meetings every year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors may be removed by ordinary resolution.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Act of the Cayman Islands and our articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our memorandum and articles of association may only be amended by special resolution or the unanimous written resolution of all shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Overview of the Mainland PRC Laws and Regulations—Foreign Exchange.”

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our Class A ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. Payments of dividends and capital in respect of our Class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A ordinary shares, as the case may be, nor will gains derived from the disposal of our Class A ordinary shares be subject to Cayman Islands income or corporation tax.

Mainland PRC Taxation

Income Tax and Withholding Tax

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, or EIT Law, which became effective on January 1, 2008 (as amended in December 2018). The EIT Law provides that enterprises organized under the laws of jurisdictions outside Mainland China with their “de facto management bodies” located within Mainland China may be considered Mainland PRC resident enterprises and therefore subject to EIT at the rate of 25% on their worldwide income. The Implementing Rules of the EIT Law further defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise.

In April 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Mainland PRC-controlled enterprise that is incorporated offshore is deemed to be located in Mainland China. Although Circular 82 only applies to offshore enterprises controlled by Mainland PRC enterprises or Mainland PRC enterprise groups, not offshore enterprises controlled by Mainland PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a Mainland PRC tax resident by virtue of having a “de facto management body” in Mainland China and will be subject to Mainland PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of Mainland China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of Mainland China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of Mainland China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of Mainland China.

The Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version), or Bulletin 45, further clarifies certain issues related to the determination of tax resident status. Bulletin 45 also specifies that when provided with a resident Chinese-controlled, offshore-incorporated enterprise’s copy of its recognition of residential status, a payer does not need to withhold a 10% income tax when paying certain Mainland PRC-source income, such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise.

We believe that our Cayman Islands holding company, Planet Image International Limited, is not a Mainland PRC resident enterprise for Mainland PRC tax purposes. Planet Image International Limited is a company incorporated outside Mainland China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside Mainland China. As such, we do not believe that our company meets all of the conditions above or is a Mainland PRC resident enterprise for Mainland PRC tax purposes. For the same reasons, we believe our other entities outside Mainland China are not Mainland PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with our position and there is a risk that the PRC tax authorities may deem our company as a Mainland PRC resident enterprise since a substantial majority of the members of our management team are located in Mainland China, in which case we would be subject to the EIT at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for EIT purposes, a number of unfavorable PRC tax consequences could follow.

One example is a 10% withholding tax would be imposed on dividends we pay to our non-Mainland PRC enterprise shareholders and with respect to gains derived by our non-Mainland PRC enterprise shareholders from transferring our ordinary shares. It is unclear whether, if we are considered a Mainland PRC resident enterprise, holders of our Class A ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between Mainland China and other countries or areas.

According to the Announcement of SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, which was promulgated by the SAT and became effective on February 3, 2015, if a non-resident enterprise transfers the equity interests of a Mainland PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a Mainland PRC resident enterprise in the public securities market) without a reasonable commercial purpose, PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer may be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to Mainland PRC withholding tax at a rate of up to 10%.

Under the terms of Circular 7, a transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes if:

●	over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from Mainland PRC taxable properties;

●	at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within Mainland PRC territories, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from Mainland PRC territories;

●	the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or

●	the foreign income tax imposed on the indirect transfer is lower than the Mainland PRC tax imposed on the direct transfer of the Mainland PRC taxable properties.

On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or Circular 37, which took effect on December 1, 2017. Circular 37 purports to provide further clarifications by setting forth the definitions of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of the withholding amount and the date on which the withholding obligation arises.

Specifically, Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-Mainland PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

There is uncertainty as to the application of Circular 7 and Circular 37. Circular 7 and Circular 37 may be determined by the PRC tax authorities to be applicable to transfers of our shares that involve non-resident investors, if any of such transactions were determined by the tax authorities to lack a reasonable commercial purpose.

As a result, we and our non-resident investors in such transactions may become at risk of being taxed under Circular 7 and Circular 37, and we may be required to comply with Circular 7 and Circular 37 or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law. This process may be costly and have a material adverse effect on our financial condition and results of operations.

Value-added Tax

Under the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax to Replace Business Tax, or Circular 36, which was promulgated by the Ministry of Finance and the SAT on March 23, 2016 and became effective on May 1, 2016, entities and individuals engaging in the sale of services, intangible assets or fixed assets within the territory of Mainland PRC are required to pay value added tax, or VAT, instead of business tax.

According to the Circular 36, our Mainland PRC subsidiaries and consolidated affiliated entity are subject to VAT, at a rate of 6% to 17% on proceeds received from customers.

According to the Circular of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% tax rates are lowered to 16%.

According to the Circular on Policies to Deepen Value-added Tax Reform, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 16% and 10% tax rates are lowered to 13% and 9% respectively.

Material U.S. Federal Income Tax Consequences

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A ordinary shares by a U.S. Holder (as defined below) that acquires our Class A ordinary shares and holds our Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a market-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities (including private foundations);

●	holders who acquired our Class A ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	investors that will hold our Class A ordinary shares as part of a straddle, hedging, conversion or other integrated transaction for U.S. federal income tax purposes;

●	persons holding their Class A ordinary shares in connection with a trade or business outside the United States;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A ordinary shares);

●	investors required to accelerate the recognition of any item of gross income with respect to their Class A ordinary shares as a result of such income being recognized on an applicable financial statement;

●	investors that have a functional currency other than the U.S. dollar;

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders that purchase the Class A ordinary shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our Class A ordinary shares.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in our offerings will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations, current and projected income and assets, and the composition of our income and assets (taking into account the current and expected income generated from our investment products purchased from banks), we do not expect to be treated as a PFIC for the current taxable year or the foreseeable future under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on our assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A ordinary shares. Accordingly, fluctuations in the market price of the Class A ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A ordinary shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Class A ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A ordinary shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold Class A ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A ordinary shares cannot be treated as capital, even if you hold the Class A ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A ordinary shares as of the close of such taxable year over your adjusted basis in such Class A ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A ordinary shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A ordinary shares. Your basis in the Class A ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Class A ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Class A ordinary shares are regularly traded on Nasdaq and if you are a holder of Class A ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A ordinary shares, including regarding distributions received on the Class A ordinary shares and any gain realized on the disposition of the Class A ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A ordinary shares, then such Class A ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A ordinary shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A ordinary shares when inherited from a decedent that was previously a holder of our Class A ordinary shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A ordinary shares, or a mark-to-market election and ownership of those Class A ordinary shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A ordinary shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A ordinary shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A ordinary shares and the elections discussed above.

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of distributions made by us to you with respect to the Class A ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is not income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A ordinary shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A ordinary shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A ordinary shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A ordinary shares and proceeds from the sale, exchange or redemption of our Class A ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A ordinary shares, subject to certain exceptions (including an exception for Class A ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A ordinary shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

We derive a substantial portion of our revenue in US$ and Euro. Foreign exchange rate fluctuations may adversely affect our business and performance. Our sales are predominantly denominated in US$ and Euro while our costs are mostly denominated in RMB. The exchange rates between US$, Euro and RMB are subject to continuous movements affected by international political and economic conditions and changes in the PRC government’s economic and monetary policies. As we derive a substantial portion of our revenue in US$ and Euros while a substantial portion of our costs are denominated in RMB, appreciation of RMB against US$, which is our reporting currency, will therefore directly decrease our profit margin if the operating subsidiaries are unable to increase the selling prices of their products accordingly. If the operating subsidiaries increase the selling prices of their products as a result of the appreciation of the RMB against the relevant foreign currencies, there would result in a loss of price advantage in the markets.

In addition, we are subject to translation risks as our consolidated financial statements are reported in US$ while the financial statements of some operating subsidiaries are prepared in RMB and Euros, the currency of the primary economies in which our operations are based. We recorded a currency translation loss of US$0.9 million, translation gain of US$1.5 million and translation gain of US$0.2 million for the years ended December 31, 2021, 2022 and 2023, respectively. Accordingly, we may incur currency translation losses or gains due to translation of functional currency into the presentation currency which may adversely affect our financial position.

Credit Risk

Financial instruments that potentially subject us to significant concentration of credit risk consist primarily of cash and cash equivalent, restricted cash and accounts receivable. As of December 31, 2022, and 2023, the aggregate amounts of cash and cash equivalent and restricted cash of US$36.1 million and US$53.9 million, respectively, were held at major financial institutions located in the mainland China, and each bank account is insured by the government authority with the maximum limit of RMB500,000 (equivalent to $70,950). The aggregate amounts of cash and cash equivalent and restricted cash of US$16.6 million and US$10.3 million were deposited with major financial institutions located outside the mainland China. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Inflation Risk

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percentile changes in the consumer price index for the year ended December 31, 2023 was increases of 0.2%. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File Number 333- 263602), as amended, which was declared effective by the SEC on January 24, 2024, for our initial public offering, which was closed on January 29, 2024. We issued and sold an aggregate of 1,250,000 Class A ordinary shares, at a price of $4.00 per share with gross proceeds of $5.00 million. US Tiger Securities, Inc. was the underwriter of our initial public offering.

We incurred approximately $2,788,158 in expenses in connection with our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The net proceeds raised from the initial public offering were approximately $1.81 million after deducting underwriting discounts and the offering expenses payable by us. For the period from the effectiveness of the registration statement on Form F-1 to April 29, 2024, we did not use any proceeds from the initial public offering. We intend to use the proceeds from our initial public offering on general corporate purposes and any other purposes as determined by our management from time to time.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon this evaluation, our management has concluded that, as of December 31, 2023, we identified material weaknesses in our internal control over financial reporting, which related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of accounting principles generally accepted in the United States of America (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In response to the material weaknesses identified, we are in the process of implementing a number of measures, which will include: (a) hiring financial reporting and accounting personnel with adequate experience of U.S. GAAP and SEC reporting and compliance requirements, and (b) continuing our efforts to set up the internal audit department, and enhance the effectiveness of the internal control system..

Notwithstanding the identified material weaknesses, management, including our chief executive officer and chief financial officer, believes the consolidated financial statements included in this annual report on Form 20-F present fairly, in all material respects, our financial condition, results of operations, and cash flows in conformity with U.S. GAAP.

We plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and establishing an audit committee and strengthening corporate governance.

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Our Business and Industry — If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.”

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

We are currently in the process of remediating the material weaknesses described above. In the fiscal year ending December 31, 2024, we will continue to implement additional measures to remediate them. Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Ms. Yu Xiang qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. H. David Sherman satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by TPS Thayer LLC, our independent registered public accounting firm for the periods indicated.

TPS Thayer LLC

	For the years ended December 31,
	2022	2023
	(in USD in thousands)
Audit fees (1)	$440.00	$300.00
Audit-related fees (2)	0.00	31.00
Tax fees (3)	0.00	0.00
All other fees	0.00	0.00
Total	$440.00	$331.00

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.

(2)	Audit related fees include the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees.

(3)	Tax fees represent the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

There are currently no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Item 16J. INSIDER TRADING POLICIES.

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will be applicable to the Company from the fiscal year ending December 31, 2024.

Item 16K. CYBERSECURITY.

We believe that cybersecurity is important to our operations and we recognize the importance of timely and appropriately assessing, preventing, identifying and managing risks associated with cybersecurity threats. Such risks include, among other things, potential operational risks, financial risks, intellectual property theft, fraud, extortion, harm to employees and clients, violation of privacy and other litigation and legal risks, and reputational risks.

We do not have a dedicated board committee solely focused on cybersecurity, and our senior management team, including Mr. Shaofang Weng, our chief executive officer, and Mr. Quanmao Zhou, our chief financial officer, has oversight responsibility for risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements, cooperation with law enforcement, and related effects on financial and other risks, and it reports any material findings and recommendations, as appropriate, to our board of directors for consideration.

To date, we have not encountered any cybersecurity incidents which have affected or are reasonably likely to affect us, and we have not implemented any specific policies with respect to monitoring and managing cybersecurity threats. However, we intend to adopt cybersecurity processes, technologies and controls to aid in our efforts to assess, prevent, identify and manage such risks. We cannot assure you that we will not encounter any material cybersecurity incidents in the future or that our business operations, financial position or results of operations will not be materially and adversely affected as a result. Since we do not currently implement a comprehensive cybersecurity risk management program, our efforts may not be adequate, and we may fail to accurately assess the severity of an incident, may not be sufficient to prevent or limit harm, or may fail to sufficiently remediate an incident in a timely fashion, any of which could harm our business, reputation, results of operations and financial condition.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Planet Image International Limited and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Registrant (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
2.1	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
2.2	Form of Representative’s Warrants (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
2.3*	Description of Securities
4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
4.2	Form of Employment Agreement between the Registrant and each of its executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
4.3	English translation of Form of Procurement Agreement between Jiangxi Yibo and its suppliers (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
4.4	English translation of Form of Sales Order between the Registrant’s Offshore Subsidiaries and its customers (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
4.5	Form of Rebate Agreement between Aster US and its customers (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
4.6	English translation of Procurement Agreement with Hubei Dinglong Holdings Co., Ltd., dated January 1, 2023 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
4.7	English translation of Loan Agreement between Jiangxi Yibo and the Agricultural Bank of China dated June 9, 2023 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
4.8	English translation of Loan Agreement between Jiangxi Yibo and the Export Import Bank of China, dated September 6, 2023 (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
11.1	Form of Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of JunHe LLP
97.1*	Compensation Recovery Policy
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Planet Image International Limited

	By:	/s/ Shaofang Weng
Shaofang Weng
Chief Executive Officer and Director

Date: April 29, 2024

PLANET IMAGE INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Planet Image International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Planet Image International Limited (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TPS Thayer, LLC

We have served as the Company’s auditor since 2022

Sugar Land, TX

04/29/2024

PLANET IMAGE INTERNATIONAL LIMITED
CONSOLIDATED BALANCE SHEETS
(Amount in thousands of U.S. dollars, except for share and per share data)

	As of December 31,
	2022	2023
Assets
Current assets:
Cash and cash equivalents	$36,755	$45,126
Restricted cash	15,943	19,040
Accounts receivable, net	24,903	31,302
Inventories, net	21,126	17,451
Prepaid expenses and other current assets	6,773	5,670
Total current assets	105,500	118,589

Non-current assets:
Property, plant and equipment, net	8,960	8,509
Right-of-use assets	3,019	1,874
Deferred tax assets	790	1,036
Other non-current assets	352	259
Total non-current assets	13,121	11,678
TOTAL ASSETS	$118,621	$130,267

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Short-term borrowings	$31,022	$26,222
Accounts payable	17,848	22,513
Bank acceptance notes payable	11,863	13,279
Amounts due to related parties – current	—	260
Accrued expenses and other current liabilities	13,149	14,707
Derivative liabilities	1,712	2,259
Operating lease liabilities – current	1,266	1,257
Taxes payable	805	1,872
Total current liabilities	77,665	82,369

Non-current liabilities:
Operating lease liabilities – non-current	1,789	683
Total non – current liabilities	1,789	683
TOTAL LIABILITIES	$79,454	$83,052

Commitments and Contingencies

Mezzanine equity
Redeemable ordinary shares (10,526,300 Class A shares issued and outstanding at approximately $1.34 per share as of December 31, 2022 and 2023)*	14,104	14,104

Shareholders’ equity
Preferred shares (par value of HK$0.0001 per share; 800,000,000 preferred shares authorized, nil preferred shares issued and outstanding as of December 31, 2022 and 2023, respectively)	—	—
Class A ordinary shares (par value of HK$0.0001 per share; 2,000,000,000 Class A ordinary shares authorized, 15,789,500 Class A ordinary shares issued and outstanding as of December 31, 2022 and 2023, respectively)*	—	—
Class B ordinary shares (par value of HK$0.0001 per share; 1,000,000,000 Class B ordinary shares authorized, 26,315,800 Class B ordinary shares issued and outstanding as of December 31, 2022 and 2023, respectively)*	1	1
Additional paid-in capital	833	833
Statutory reserve	2,124	3,193
Retained earnings	19,319	26,024
Accumulated other comprehensive income	2,786	3,060
Total shareholders’ equity	25,063	33,111
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$118,621	$130,267

*	The amounts of Class A and Class B ordinary shares are rounded, with a difference no more than $0.4 from the absolute amount.

The accompanying notes are an integral part of these consolidated financial statements.

PLANET IMAGE INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amount in thousands of U.S. dollars, except for share and per share data)

	For the years ended December 31,
	2021	2022	2023
Net revenues	$141,505	$142,131	$150,222
Cost of revenues	(92,721)	(87,108)	(91,251)
Gross profit	48,784	55,023	58,971

Operating expenses:
Selling expenses	(32,775)	(29,297)	(30,566)
General and administrative expenses	(7,463)	(7,614)	(9,042)
Research and development expenses	(5,419)	(6,780)	(6,636)
Total operating expenses	(45,657)	(43,691)	(46,244)

Income from operations	3,127	11,332	12,727

Other income (expenses):
Other non-operating income, net	1,264	1,042	819
Government subsidy	912	1,150	505
Fair value gain (loss) on derivative instruments	3,002	(3,436)	(5,109)
Foreign exchange (loss) gain	(2,194)	(1,513)	212
Interest expense, net	(1,183)	(1,195)	(540)
Total other income (expenses), net	1,801	(3,952)	(4,113)

Income before income tax expense	4,928	7,380	8,614
Income tax expense	(7)	(139)	(840)
Net income	4,921	7,241	7,774

Other comprehensive income
Foreign currency translation adjustment	(869)	1,468	274
Total comprehensive income	$4,052	$8,709	$8,048

Net income per share
Basic and Diluted	$0.12	$0.17	$0.18
Weighted average shares*
Basic and Diluted	42,105,300	42,105,300	42,105,300

The accompanying notes are an integral part of these consolidated financial statements.

PLANET IMAGE INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amount in thousands of U.S. dollars, except for share and per share data)

	Preferred shares		Class A Ordinary shares*		Class B Ordinary shares*		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholder’s
	Share	Amount	Share	Amount	Share	Amount	capital	reserve	earnings	income	Equity
Balance as of December 31, 2020	—	$—	15,790	$—	26,316	$1	$833	—	$9,281	$2,187	$12,302
Net income	—	—	—	—	—	—	—	—	4,921	—	4,921
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(869)	(869)
Appropriation to statutory reserve	—	—	—	—	—	—	—	1,646	(1,646)	—	—
Balance as of December 31, 2021	—	$—	15,790	$—	26,316	$1	$833	1,646	$12,556	$1,318,	$16,354
Net income	—	—	—	—	—	—	—	—	7,241	—	7,241
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	1,468	1,468
Appropriation to statutory reserve	—	—	—	—	—	—	—	478	(478)	—	—
Balance as of December 31, 2022	—	$—	15,790	$—	26,316	$1	$833	2,124	$19,319	$2,786	$25,063
Net income	—	—	—	—	—	—	—	—	7,774	—	7,774
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	274	274
Appropriation to statutory reserve	—	—	—	—	—	—	—	1,069	(1,069)	—	—
Balance as of December 31, 2023	—	$—	15,790	$—	26,316	$1	$833	3,193	$26,024	$3,060	$33,111

*	The amounts of Class A and Class B ordinary shares are rounded, with a difference no more than $0.4 from the absolute amount.

The accompanying notes are an integral part of these consolidated financial statements.

PLANET IMAGE INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in thousands of U.S. dollars, except for share and per share data)

	For the years ended December 31,
	2021	2022	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,921	$7,241	$7,774
Adjustments to reconcile net income to net cash provided by operating activities:
Change in allowance for credit loss	605	(417)	(13)
Inventory write-down	1,389	576	675
Depreciation and amortization	1,296	1,206	1,285
Amortization of right-of-use assets	1,228	1,190	1,249
Loss on the disposal of property and equipment	13	6	195
Fair value loss on derivative instruments	415	1,738	547
Deferred income tax expenses	(538)	(93)	(246)
Changes in operating assets and liabilities
Accounts receivable	(1,922)	1,934	(6,386)
Inventories	3,824	1,688	2,826
Prepaid expenses and other current assets	465	(1,689)	1,581
Other non-current assets	841	(104)	93
Accounts payable	(5,974)	(3,914)	5,233
Bank acceptance notes payable	(4,532)	247	1,417
Amount due to related parties	—	—	260
Accrued expenses and other current liabilities	5,203	(254)	1,558
Operating lease liabilities	(1,377)	(1,217)	(1,219)
Taxes payable	571	(686)	1,066
Net cash provided by operating activities	6,428	7,452	17,895

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for acquisition of property, plant and equipment	(1,877)	(1,178)	(995)
Proceeds from disposal of property, plant and equipment	26	-	8
Net cash used in investing activities	(1,851)	(1,178)	(987)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	38,028	32,140	31,991
Repayments of bank loans	(38,802)	(27,653)	(36,241)
Payments of offering costs	(840)	(100)	(479)
Net cash (used in) provided by financing activities	(1,614)	4,387	(4,729)

Effect of exchange rate changes	(182)	882	(711)

Net increase in cash and cash equivalents and restricted cash	2,781	11,543	11,468
Cash and cash equivalents and restricted cash, at beginning of year	38,374	41,155	52,698
Cash and cash equivalents and restricted cash, at end of year	$41,155	$52,698	$64,166

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	$21	$366	$120
Cash paid for interest	$1,455	$1,496	$1,273

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:
Obtaining right-of-use assets in exchange for operating lease liabilities	$438	$374	$105

The accompanying notes are an integral part of these consolidated financial statements.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Principal activities

Planet Image International Limited (“Planet Image” or the “Company”) was incorporated in the Cayman Islands on August 5, 2019 under the Cayman Islands Companies Act. The Company, through its consolidated subsidiaries (collectively, the “Group”), is principally engaged in the manufacturing and sale of compatible toner cartridges with its manufacturing facilities based in the People’s Republic of China (the “PRC” or “China”). The majority of the Company’s products are sold in the United States of America (the “U.S.”) and Europe, including on an original design manufacturer (“ODM”) basis and throughout distributors or online sales.

(b)	Organization

Planet Image was incorporated as an ultimate holding company in the Cayman Islands on August 5, 2019.

Plant Image owns 100% equity interest of Aster Graphics Company Limited (“Aster BVI”), Aster Industrial Limited (“Aster Industrial”) and Lucky Knot Limited (“Lucky Knot”), all established as investment holding companies in the British Virgin Islands.

Aster Graphics Company Limited (“Aster HK”), a wholly-owned subsidiary of Aster Industrial, and Aster Online Company Limited (“Aster Online”), a wholly-owned subsidiary of Lucky Knot, were both incorporated under the laws of Hong Kong, China, while Aster Graphics, Inc. (“Aster US”), a company incorporated in the State of California in March 2011 and Aster Technology Holland B.V. (“Aster NL”), a company incorporated in the Netherlands in July 2011, were both 100% owned by Aster BVI.

Jiangxi Yibo E-Tech Co., Ltd. (“Jiangxi Yibo”) was established under the laws of the PRC in January 2011 and along with its subsidiaries, are the Group’s main operating entities in China.

Prior to the Reorganization described below, Jiangxi Yibo was controlled by several individual shareholders. A reorganization of the Company’s legal structure (“Reorganization”) was completed in March 2020. The Reorganization involved the following major events:

●	Formation of Planet Image, Aster BVI, Aster Industrial, Lucky Knot, Aster HK and Aster Online;

●	Transfer of 95% equity interests of Jiangxi Yibo from several of its former shareholders to Aster HK and 5% equity interests of Jiangxi Yibo from a former shareholder to Aster Online and then to Aster HK, and as a result, Jiangxi Yibo became a wholly-owned subsidiary of Aster HK; meanwhile the total consideration of $15,083 (RMB100,000) that received by the former shareholders of Jiangxi Yibo was not injected to the Company during the Reorganization and was deemed as a return of capital that led to their dilutive proportion of shareholding in the Company;

●	Transfer of 100% equity interests of Aster US and Aster NL to Aster BVI, and as a result Aster US and Aster NL became wholly-owned subsidiaries of Aster BVI; and

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

●	Transfer of 100% equity interests of Aster Supplies GmbH (“Aster Germany”), Aster Technology Italia S.R.L. (“Aster Italy”) and Aster Technology France (“Aster France”) to Aster NL, and as a result Aster Germany, Aster Italy and Aster France became wholly-owned subsidiaries of Aster NL.

Upon the completion of the above Reorganization, Plant Image became the ultimate holding company of the Group. The Company is effectively controlled by the same group of shareholders before and after the Reorganization and therefore the Reorganization is considered as a recapitalization of these entities under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

As of December 31, 2023, the details of the Company’s subsidiaries are as follows. All subsidiaries of the Group are all wholly-owned by the Company through equity investment.

Entity	Date of incorporation	Place of incorporation	Percentage of direct ownership	Principal activities
Aster BVI	February 25, 2011	BVI	100%	Investment holding
Lucky Knot Limited	July 18, 2019	BVI	100%	Investment holding
Aster Industrial Limited	August 8, 2019	BVI	100%	Investment holding
Aster Online	August 15, 2019	Hong Kong	100%	Investment holding
Aster HK	August 16, 2019	Hong Kong	100%	Sales of compatible toner cartridges
Aster Graphics, Inc. (“Aster U.S.”)	March 1, 2011	U.S.	100%	Sales of compatible toner cartridges in the U.S.
Aster NL	July 8, 2011	Netherlands	100%	Sales of compatible toner cartridges in Europe
Jiangxi Yibo	January 12, 2011	PRC	100%	Manufacture of compatible toner cartridges in the PRC
Aster Germany	September 25, 2018	Germany	100%	Sales of compatible toner cartridges in Europe
Aster Italy	May 7, 2018	Italy	100%	Sales of compatible toner cartridges in Europe
Aster France	April 3, 2019	France	100%	Sales of compatible toner cartridges in Europe
Jiangxi Leibotai Electronic Technology Co., Ltd (“Jiangxi Leibotai”)	June 26, 2012	PRC	100%	Provision of procurement services in the PRC
Yantuo (Guangdong) Technology Co., Ltd (“Yantuo”)(1)	April 8, 2013	PRC	100%	Provision of sales management services in the PRC
Shenzhen Dinghong Shengda E-commerce Co., Ltd. (“Shenzhen Dinghong”)	February 28, 2020	PRC	100%	Provision of sales management services in the PRC
Aster Technology UK Ltd (“Aster UK”)	January 21, 2019	United Kingdom	100%	Sales of compatible toner cartridges in Europe
Peony Trade Co., Limited	March 9, 2020	Hong Kong	100%	Investment holding
White Poplar Co., Limited	March 9, 2020	Hong Kong	100%	Investment holding
Joyful Product Trade Co., Limited	March 9, 2020	Hong Kong	100%	Investment holding
Grand Future Trade Co., Limited	March 9, 2020	Hong Kong	100%	Investment holding
Oriental Poetry Co., Limited	March 5, 2020	Hong Kong	100%	Investment holding
Prosperity Product Trade Co., Limited	March 9, 2020	Hong Kong	100%	Investment holding
Atlantic Marketing Co., Limited	March 5, 2020	Hong Kong	100%	Investment holding

(1)	Aster UK is a directly wholly-owned subsidiary of Zhongshan Yantuo through equity investment.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates include, but not limited to allowance for credit loss, impairment provision for inventories, useful lives and impairment of long-lived assets, determination of the fair value of derivative instruments and derivative liability arising from foreign exchange forward contracts, accounting for deferred income taxes and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Foreign currencies and foreign currency translation

The functional and reporting currency of the Company is the United States Dollar (“US$”). The Company’s operating subsidiaries in China, Europe and the United States use their respective currencies Renminbi (“RMB”), Pound (“GBP”), Euro (“EUR”) and US$ as their functional currencies.

The financial statements of Planet Image and its subsidiaries, other than subsidiaries with functional currency of US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution.

Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of income and comprehensive income.

The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

As of December 31,
	2022	2023
Period end RMB: USD exchange rate	US$1=RMB6.9500	US$1=RMB7.0800
Period end EUR: USD exchange rate	US$1=EUR0.9346	US$1=EUR0.9009
Period end GBP: USD exchange rate	US$1=GBP0.8264	US$1=GBP0.7874

For the years ended December 31,
	2021	2022	2023
Average RMB: USD exchange rate	US$1=RMB6.4558	US$1=RMB6.7082	US$1=RMB7.0472
Average EUR: USD exchange rate	US$1=EUR0.8454	US$1=EUR0.9456	US$1=EUR0.9231
Average GBP: USD exchange rate	US$1=GBP0.7260	US$1=GBP0.8070	US$1=GBP0.8021

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(e)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, cash in bank, and fixed deposits with original maturities of less than three months. The Group maintains cash with various financial institutions primarily in China. All highly liquid investments with a stated maturity or lock-up period of three months or less from the date of purchase are classified as cash equivalents. As of December 31, 2022 and 2023, balances of cash and cash equivalents were $36,755 and $45,126, respectively. The Group has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

(f)	Restricted Cash

Restricted cash mainly represents security deposits held in bank accounts for bank acceptance notes and forward foreign currency exchange settlement, cash pledged as collateral for bank borrowings. Restricted cash is classified as current since all restrictions are within twelve months.

(g)	Accounts Receivable, net

Accounts receivables are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The Group adopted ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”) on January 1, 2023 using the modified retrospective transition approach. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of the new standard did not have a material effect on the Group’s consolidated financial statements.

Account receivables are stated net of provision of credit losses. The Group has developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Group considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h)	Inventories, net

Inventories, primarily consisting of raw materials, goods in transit, goods worked in progress and finished goods, are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using the weighted average cost method. The Group writes down the cost of obsolete and slow-moving inventories to the estimated net realizable value, based on inventory obsolescence trends, historical experience, forecasted consumer demand and application of the specific identification method. As of December 31, 2022 and 2023, $1,855 and $1,435 was written down from the cost of inventories to their net realizable values, respectively.

(i)	Derivative instruments

The Group’s derivative instruments consist of foreign currency forward contracts that the Group enters into as firm commitments to exchange a specific number of foreign currencies for RMB at a predetermined exchange rate on a specified future date without initial investment but a deposit required. This instrument is used to manage the volatility of changes in of exchange rates. Management considered that the foreign currency forward contract does not meet the criteria for designated hedging instruments and hedged transactions to qualify for cash flow hedge or fair value hedge accounting. The foreign currency forward contracts therefore are accounted for as derivative instruments, with fair value changes reported as fair value change of derivative instruments in the consolidated statements of income and other comprehensive income.

(j)	Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Category	Estimated useful lives
Land use right	43 years
Buildings	20 years
Leasehold improvements	Lesser of useful life and lease term
Machinery and electronic equipment	2 – 10 years
Office equipment, furniture and fixtures	2 – 5 years
Automobile	3 – 5 years

Direct costs that are related to the construction of property, plant and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, plant and equipment items and the depreciation of these assets commences when the assets are ready for their intended use.

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment are capitalized as additions to the related assets.

Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

The land is carried at cost less accumulated amortization and any recorded impairment. Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. Land is amortized using the straight-line approach over the estimated economic useful lives of the asset.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairments of long-lived assets were recognized as of December 31, 2021, 2022 and 2023.

(l)	Redeemable ordinary shares

The Company accounts for ordinary shares subject to possible redemption in accordance with ASC 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to conditional redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the control of the Company is classified as mezzanine equity. The Company evaluates the probability of these redeemable ordinary shares becoming redeemable at each reporting date. If it is probable that the redeemable ordinary shares will become redeemable, the Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of the instrument to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares shall be affected by charges against retained earnings. Accordingly, if the ordinary shares are not currently redeemable and it is not probable that the ordinary shares will become redeemable, subsequent adjustment of the amount presented in temporary equity is unnecessary.

(m)	Bank acceptance notes payable

Bank acceptance notes payable consist of short-term bank acceptance notes payable provided by the Group to its suppliers and vendors. These short-term bank notes can be endorsed and assigned to suppliers as payments for purchases. These bank notes payables are generally payable within six months. These short-term notes payable are guaranteed by the bank for their full face value. In addition, the banks usually require the Group to deposit a certain amount of fund at the bank as a guaranteed deposit, which is classified on the consolidated balance sheets as restricted cash.

(n)	Fair value measurement

The Company applies ASC 820, Fair Value Measurements and Disclosures, (“ASC 820’’). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3 — Unobservable inputs which are supported by little or no market activity.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consisted of cash and cash equivalents, restricted cash, accounts receivable, other receivables and derivative instruments, short-term borrowings, accounts payable, bank acceptance notes payable, other payables included in accrued expenses and other current liabilities. As of December 31, 2022 and 2023, the carrying amounts of financial instruments, except for derivative instruments, approximated to their fair values due to the short-term maturity of these instruments.

Financial asset and liabilities that are measured at fair value on a recurring basis consist of derivative instruments, which are comprised of foreign exchange forward contracts. Such derivate instruments are classified within Level II of the fair value hierarchy because they are floating income products linked to currency exchange rate. These instruments are not valued using quoted market prices, but can be valued based on other observable inputs, such as currency rates. As of December 31, 2022 and 2023, the fair value of derivative liabilities, classified within Level II, were $1,712 and $2,259, respectively.

The Group’s non-financial assets, such as property and equipment and land-use-right, would be measured at fair value only if they were determined to be impaired.

(o)	Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including operating lease commitments and legal proceedings. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(p)	Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) from January 1, 2019 and the Company’s revenue recognition policies are presented as below.

The Group’s revenues are mainly generated from the sales of compatible toner cartridges through offline and online channels. The Group provides products: (i) to offline overseas customers who own their brands on an ODM basis; (ii) to offline overseas dealers who primarily sell our self-branded products and white-label products to end consumers; and (iii) directly to customers on a retail basis under our self-owned brands through online retail platforms. There is no major difference in terms of product capability between the Company’s ODM products, white-label products and self-own brand products, and the main difference lies in product packaging and pricing.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group usually enters into sales orders with customers or receives online sales orders, in which the Group identifies the only performance obligation is to transfer the promised products stated in the sales order. The Group performs shipping services before the products are delivered at the designated place. Shipping service is determined as an activity to fulfill the Group’s promise to transfer the products, rather than another distinct performance obligation as it is performed before the customers obtain control of the products. In the normal course of business, the Group’s warranties are limited to product specifications and the Company does not accept product returns unless the item is defective as manufactured. Accordingly, warranty costs are treated as a cost of fulfillment subject to accrual, rather than a performance obligation. The Company establishes provisions for both estimated returns and warranties when revenues are recognized.

Revenues represent the amount of consideration that the Group is entitled to, including products settlement price, net of value-added tax (“VAT”), surcharges, discounts and returns, if any. The transaction price is variable as adjusted by return allowances, rebates, which the Group estimates by using the expected value method and updates to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period. The Group considers itself a principal as it self-produces all the products. The Group recognizes revenue from the sales of compatible toner cartridges at a point in time when the control of products is transferred to the customers upon customers’ acceptance on a gross basis. Payment is usually required within four months after the issuance of invoice for offline customers and the consideration of online orders is collected in advance of shipment by online platform. Therefore, it is probable that the Group will collect substantially all of the consideration without existence of any significant financing component.

Disaggregation of Revenues

The Group disaggregates its revenues from contracts by sales channel and region, as the Group believes it best depicts how the nature, amount, timing and uncertainty of the revenues and cash flows are affected by economic factors. The Group’s disaggregation of revenues for the years ended December 31, 2021, 2022 and 2023 are disclosed in Note 15 of this consolidation financial statements.

Contract Balances

When either party to a revenue contract has performed, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. The Group merely incurs cost to obtain a contract with a customer. The Group presents any unconditional rights to consideration separately as a receivable. The Group does not have any contract asset. The balance of accounts receivable, net of allowance for credit loss were $24,903 and $31,302 as of December 31, 2022 and 2023, respectively.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group presents the consideration that a customer pays before the Group transfers products to the customer as a contract liability (advance from customers) when the payment is made. Advance from customers is the Group’s obligation to transfer products to a customer for which the Group has received consideration from the customer. As of December 31, 2022 and 2023, the balance of advance from customers amounted to $692 and $484, respectively.

(q)	Cost of revenues

Cost of revenues consist primarily of (i) cost of materials (ii) labor costs, (iii) depreciation and amortization, (iv) freight charged by third-party transportation company, (vi) tariff imposed to our products sold to the U.S., (vii) warehousing and logistic fee charged by online selling platforms and other costs related to the business operation. Depreciation and amortization of manufacturing facilities and warehouses attributable to manufacturing activities is capitalized as part of the cost of inventory, and expensed in costs of revenues when the inventory is sold.

(r)	Selling expenses

Selling expenses mainly consist of (i) commission charged by online selling platform, (ii) staff costs, rental and depreciation related to selling and marketing functions, (iii) freight charges from warehouses to customers, and (iv) advertising and marketing expenses for promotion. Selling expenses are recognized as incurred. For the years ended December 31, 2021, 2022 and 2023, the advertising and marketing expenses were $1,737, $1,691 and $2,196, respectively. For the years ended December 31, 2021, 2022 and 2023, the freight charges were $6,158, $5,239 and $5,279, respectively.

(s)	Contract cost

Certain costs to fulfil contracts are capitalized when such costs (1) relate directly to the contract, (2) generate or enhance resources of the Group that will be used in satisfying the performance obligation in the future, and (3) are expected to be recovered. Contract costs are amortized on the basis consistent with the pattern of the transfer of services to which the costs relate.

(t)	General and administrative expenses

General and administrative expenses mainly consist of (i) staff costs, rental and depreciation related to general and administrative personnel, (ii) professional service fees; and (iii) other corporate expenses.

(u)	Research and development expenses

Research and development expenses mainly consist of (i) cost of materials used for experiment, and (ii) staff costs and other daily expenses related to our research and development activities.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v)	Government subsidy

Government subsidy is recognized when there is reasonable assurance that the Group will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Group with no future related costs or obligation is recognized in the Group’s consolidated statements of income and comprehensive income when the grant is received.

(w)	Foreign exchange (loss) gain, net

Foreign exchange (loss) and gain, net mainly represents the exchange gain or loss caused by the changes in the relative currency exchange between US$, EUR, Hong Kong Dollar (“HKD”), RMB and Great Britain Pound (“GBP”).

(x)	Employee benefits

According to the regulations of the PRC, full-time eligible employees of the Group in the PRC are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated employee benefit plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of income and comprehensive income amounted to $1,228, $1,130 and $1,317 for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the outstanding social insurance plan contributions payable were $98 and $97, respectively.

(y)	Leases

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. See Note 9 for additional information.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Group recognizes operating lease expenses on a straight-line basis over the lease term.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(y)	Leases (cont.)

Operating lease right-of-use of assets

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Operating lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Group’s incremental borrowing rate based on the information available such as loan prime rate published by the Bank of China. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Group is reasonably certain to exercise.

Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

(z)	Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(z)	Income taxes (cont.)

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group believes there were no uncertain tax positions as of December 31, 2022 and 2023, respectively.

The Company’s affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than $15 (RMB100). In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. Operation results of the Company’s affiliated entities in the PRC for the years ended 2021, 2022 and 2023 remain open for statutory examination by PRC tax authorities.

(aa)	Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenues generated from sales of products. The Group records revenues net of VAT. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

The PRC VAT rate is 13% for taxpayers selling consumer products for the years ended December 31, 2021, 2022 and 2023. The primary applicable rate of Europe Union (“EU”) VAT is 19% for the years ended December 31, 2021, 2022 and 2023.

(bb)	Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. For the years ended December 31, 2021, 2022 and 2023, there was no dilution impact.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(bb)	Earnings per share (cont.)

The Group’s Class A and Class B ordinary shares have the same dividend right and two-class method is not applied for the periods presented.

(cc)	Comprehensive income

Comprehensive income is defined as the increase in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income included net income and foreign currency translation adjustments that are presented in the consolidated statements of comprehensive income.

(dd)	Concentration of risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalent, restricted cash and accounts receivable. As of December 31, 2022 and 2023, the aggregate amounts of cash and cash equivalent and restricted cash of $36,068 and $53,908, respectively, were held at major financial institutions located in the mainland China, and each bank account is insured by the government authority with the maximum limit of RMB500 (equivalent to $71). The aggregate amounts of cash and cash equivalent and restricted cash of $16,630 and $10,258 were deposited with major financial institutions located outside the mainland China. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

The Company’s exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by group of counterparties that share similar attributes. Substantially all of the Company’s sales are made to customers that are located primarily in the USA and Europe. The Company’s operating results could be adversely affected by the government policy on exporting business, foreign exchange rate fluctuation, and local market condition change. There was no revenue from clients which individually represented greater than 10% of the total revenues for the year ended December 31, 2021, 2022 and 2023, respectively.

The Company’s inventory purchases were approximately nil, nil and 23.3% from the supplier A, and 13.2%, 13.6% and 11.1% from the supplier B for the years ended December 31, 2021, 2022 and 2023, respectively.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(ee)	Reclassifications

Certain prior year amounts have been reclassified to conform to the current presentation. These reclassifications had no impact on net earnings and financial position.

(ff)	Recent accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant expenses. The update will require public entities to disclose significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within segment profit and loss. The amendments are effective for the Company’s annual periods beginning January 1, 2024, and interim periods beginning January 1, 2025, with early adoption permitted, and will be applied retrospectively to all prior periods presented in the financial statements. The Company does not expect that the adoption of this standard will have a material impact on the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The amendments are effective for the Company’s annual periods beginning January 1, 2025, with early adoption permitted, and should be applied either prospectively or retrospectively. The Group is currently evaluating the impact of the adoption of this standard to determine its impact on its consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832), Disclosures by Business Entities about Government Assistance. The update increases the transparency surrounding government assistance by requiring disclosure of 1) the types of assistance received, 2) an entity’s accounting for the assistance, and 3) the effect of the assistance on the entity’s financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (“ASU 2019-12’’), which simplifies the accounting for income taxes by removing exceptions and simplifies the accounting for income taxes regarding franchise tax, good will, separate financial statements, enacted change in tax laws or rates and employee stock ownership plans. The standard is effective for fiscal years beginning after December 15, 2021, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Group adopted the ASU on January 1, 2022, which did not have a material impact on the Group’s financial results or financial position.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

The Group adopted ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”) on January 1, 2023 using the modified retrospective transition approach. The adoption of the new standard did not have a material effect on the Group’s consolidated financial statements.

The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31,
	2022	2023
Accounts receivable	$25,035	$31,423
Allowance for credit loss	(132)	(121)
Accounts receivable, net	$24,903	$31,302

The movement of allowance of credit loss was as follows:

	As of December 31,
	2022	2023
Balance at beginning of the year	$109	$132
Addition in credit loss allowance	27	(14)
Foreign currency translation adjustment	(4)	3
Balance at end of the year	$132	$121

The Group recorded credit loss allowance of $36, $27 and reversed credit loss allowance of $14 and wrote of accounts receivable of $391, $480 and $473 for the years ended December 31, 2021, 2022 and 2023, respectively. As of March 31, 2024, approximately 81.3% of the Group’s net accounts receivable balance at December 31, 2023 have been subsequently collected and the remaining balance is expected to be collectible and covered by the commercial insurance that the Group purchased for the accounts receivable of offline sales with a coverage rate varying from 80% to 90% for doubtful accounts under a maximum credit period of 180 days.

4.	INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,
	2022	2023
Raw materials	$6,180	$3,972
Goods in transit	2,997	4,215
Work in progress	2,257	1,719
Finished goods	11,547	8,980
Inventories, gross	22,981	18,886
Impairment	(1,855)	(1,435)
Inventories, net	$21,126	$17,451

As of December 31, 2022 and 2023, $1,855 and $1,435 was written down from the cost of inventories to their net realizable values, respectively.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2022	2023
Export input VAT receivables(a)	$2,127	$2,848
Deferred offering costs	940	1,419
Interest receivable	310	543
Advance to suppliers	1,165	490
Security deposits	372	240
Employee receivables and business advances	325	109
Insurance receivables on written-off accounts receivables(b)	1,383	—
Others(c)	151	21
Total	$6,773	$5,670

(a)	Export input VAT receivables mainly represent the refundable input VAT the Group has paid for the production of the products in PRC when declaring goods for export.

(b)	Insurance receivables on written-off accounts receivables mainly represent insurance claim receivables due from insurance companies. Insurance claims occurred during 2023 had been fully collected as of December 31, 2023.

(c)	Others mainly include prepaid miscellaneous service fee and prepaid rental fee.

6.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of December 31,
	2022	2023
Building Improvement	$6,208	$6,421
Machinery and equipment	5,810	5,751
Land	3,555	3,490
Office equipment, furniture and fixtures	1,614	1,674
Automobiles	385	392
Total	17,572	17,728
Less: accumulated depreciation	(8,612)	(9,219)
Property, plant and equipment, net	$8,960	$8,509

Depreciation expense was $1,296, $1,206 and $1,285 for the years ended December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2022 and 2023, land use rights owned by Jiangxi Yibo, a subsidiary of the Group, for which the carrying value were US$2,502 and US$2,631, respectively, were pledged to secure short-term loans and bank acceptance notes payable from Bank of China Xinyu branch and Agricultural Bank of China Xinyu Branch.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

As of December 31, 2022 and 2023, accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2022	2023
Accrued payroll and employee benefits	$7,846	$9,541
Accrued expenses(a)	3,946	4,242
Advance from customers(b)	692	484
Others	665	440
Total	$13,149	$14,707

(a)	Accrued expenses mainly represent accrued freight charges and other accrued expensed related to the business operation.

(b)	Advance from customers mainly represent the advance received from customers for the finished goods purchases. The change in contract liabilities primarily represents the cash received, less amounts recognized as revenues during the period. All of the balance as of December 31, 2021 and 2022 had been recognized as revenue for the years ended December 31, 2022 and 2023, respectively. The Group expects to recognize the balance as of December 31, 2023 as revenue within the next 12 months.

8.	SHORT-TERM BORROWINGS

Short-term borrowings represent amounts due to various banks normally maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. The bank borrowings were for working capital and capital expenditure purposes. The balance of short-term borrowings consisted of the following:

	As of December 31,
	2022	2023
Bank of China Xinyu Branch(a)	$15,769	$15,487
Export-Import Bank of China Jiangxi Branch(b)	6,619	6,497
Xinyu Rural Commercial Bank Gaoxin Branch(c)	4,317	4,238
Agricultural Bank of China Xinyu Branch(d)	4,317	—
Total	$31,022	$26,222

(a)	For the year ended December 31, 2022, the Group entered into five bank loan agreements with Bank of China Xinyu Branch in the total amount of US$15,769 (RMB109,600) with one-year maturity and an annual interest rate of 4.00%. For the year ended December 31, 2023, these borrowings were fully settled when matured and also were renewed with a total amount of US$15,487 (RMB109,650) that will mature varying from July 2024 to November 2024. The bank loans were guaranteed by related parties. (See Note 14).

(b)	As of December 31, 2022, the Group had a bank loan in the amount of $6,619 (RMB46,000) from Export-Import Bank of China Jiangxi Branch with one-year maturity and an annual interest rate of 3.40%. For the year ended December 31, 2023, the loan was settled on September 5, 2023. On September 6, 2023, the borrowing was renewed with a total amount of $6,497 (RMB46,000) that will mature on September 5, 2024. The loan balances as of December 31, 2022 and 2023 were guaranteed by Xinyu High-Tech Investment Co., Ltd, a related party of the Group. (See Note 14).

(c)	As of December 31, 2022, the Group entered into a bank loan agreement in the amount of $4,317 (RMB30,000) with an interest rate of 5.28% from Xinyu Rural Commercial Bank Gaoxin Branch and was repaid on January 3, 2023. On January 6, 2023, the Group re-entered into a bank loan with an amount of $4,238 (RMB30,000) with one-year maturity and an annual interest rate of 4.85%. The loan was guaranteed by a related party for the year ended December 31, 2023. (See Note 14).

(d)	As of December 31, 2022, the Group had a bank loan in the amount of $4,317 (RMB30,000), from Agricultural Bank of China Xinyu Branch with one-year maturity and an annual interest rate of 4.10%. The loan was repaid on May 18, 2023 and was guaranteed by related parties for the year ended December 31, 2022. (See Note 14).

Interest expenses were $1,718, $1,496 and $1,234 for the years ended December 31, 2021, 2022 and 2023, respectively. The weighted average interest rates of short-term loans outstanding were 4.47%, 4.35% and 4.01% per annum for the years ended December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2023, the Group had unutilized lines of credit aggregating US$438 for short-term financing. To utilize these unused lines of credit, the Group is required to obtain consent of the lenders and be in compliance with financial covenants, such as requirement for certain financial ratios and use the funds according to the agreed purpose, etc. The Group has been in compliance with these financial covenants up to the date of this report.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

9.	LEASES

The leases of the Company were classified as operating leases mainly for offices and staff dormitories.

Rent expense is recognized on a straight-line basis over the lease term. The discount rate was set with reference to the loan prime rate published by the Bank of China.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2022	2023
Right-of-use assets	$3,019	$1,874
Operating lease liabilities – current	$1,266	$1,257
Operating lease liabilities – non-current	1,789	683
Total operating lease liabilities	$3,055	$1,940

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2023 were as follows:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	3.42
Weighted average discount rate	4.69%

During the years ended December 31, 2021, 2022 and 2023, the Group incurred total operating lease expenses of $1,446, $1,348 and $1,538, respectively.

The following is a schedule of future minimum payments under our operating leases as of December 31, 2023:

For the fiscal years ended December,	Amounts
2024	$1,319
2025	504
2026	81
2027	78
2028	51
Thereafter	—
Total lease payments	2,033
Less: imputed interest	(93)
Total operating lease liabilities, net of interest	$1,940

10.	TAX

Cayman Islands and British Virgin Islands (“BVI”)

The Company was incorporated in the Cayman Islands and several of its wholly-own subsidiaries were incorporated in the BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands and the BVI.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, effective April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. The Group was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

United States

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Tax Act”) which significantly changed previous U.S. tax laws, including a reduction of corporate income tax rate from 35% to 21% and a one-time transition tax on deemed repatriation of undistributed foreign earnings.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

10.	TAX (cont.)

Europe

The Company’s subsidiaries, which were mainly incorporated in European Union (“EU”) countries, such as Netherland, Italy, and France, are subjected to enterprise income tax on the respective country’s taxable income as determined under the tax laws and accounting standards at rates ranging from 16.5% to 28%.

PRC

Generally, the Company’s subsidiaries that are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

In accordance with the implementation rules of Enterprise Income Tax Laws of the PRC (the “EIT Laws”), a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. The Company’s subsidiary, Jiangxi Yibo, is qualified as HNTE and has renewed its HNTE certificate in 2022, which will expire on December 14, 2025. Therefore, Jiangxi Yibo is eligible to enjoy a preferential tax rate of 15% from 2019 to 2023 to the extent it has taxable income under the EIT Law.

For the years ended December 31, 2021, 2022 and 2023, Jiangxi Leibotai, a wholly owned subsidiary of Jiangxi Yibo, was recognized as a small low-profit enterprise.

In January 2019, the State Administration of Taxation provides a preferential corporate income tax rate of 20% and an exemption ranged from 50% to 75% in the assessable taxable profits for entities qualified as small-size enterprises (the exemption range has been changed to from 75% to 87.5% for the period from January 1, 2022 to December 31, 2023, then the exemption range has been changed to 75% for the period from January 1, 2023 to December 31, 2024). The policy is effective for the period from January 1, 2019 to December 31, 2024.

With the above preferential income tax rate, the effect of tax holiday saving of the Group was $395, $672 and $857 for the years ended December 31, 2021, 2022 and 2023, respectively.

The income tax provision consisted of the following components:

	For the years ended December 31,
	2021	2022	2023
Current income tax expense	$(545)	$(232)	$(1,086)
Deferred income tax benefit	538	93	246
Total income tax expense	$(7)	$(139)	$(840)

A reconciliation of the Group’s PRC statutory tax rate to the effective income tax rate during the periods is as follows:

	For the years ended December 31,
	2021	2022	2023
Computed income tax expense with PRC statutory tax rate	25.00%	25.00%	25.00%
Non-deductible items	0.14%	0.08%	0.10%
Additional deduction of qualified R&D expenditures	(16.51)%	(13.80)%	(10.94)%
Effect of tax holiday and preferential tax rate	(8.02)%	(9.11)%	(9.95)%
Changes in valuation allowance	—%	—%	5.71%
Effect of income tax rate differences in jurisdictions other than the PRC	(0.45)%	(0.15)%	(0.17)%
Effective income tax rate	0.16%	2.02%	9.75%

The per share effect of the tax holiday were as follows:

	For the years ended December 31,
	2021	2022	2023
Tax holiday effect	395	672	857
Effect of tax holiday on basic net income per share	0.01	0.02	0.02
Effect of tax holiday on diluted net income per share	0.01	0.02	0.02

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

10.	TAX (cont.)

PRC (cont.)

As of December 31, 2022 and 2023, the significant components of the deferred tax assets and deferred tax liability were summarized below:

	As of December 31,
	2022	2023
Deferred tax assets:
Allowance for credit loss	$279	$229
Net operating loss carried forward	1,431	2,142
Total deferred tax assets	1,710	2,371
Valuation allowance	(393)	(885)
Deferred tax assets, net of valuation allowance	$1,317	$1,486

Deferred tax liability:
Accelerated tax depreciation and others	$(527)	$(450)
Total deferred tax liability	$(527)	$(450)

11.	MEZZANINE EQUITY

On September 30, 2019, the Company issued 105,263 ordinary shares to Xinyu High-Tech Investment Co., Ltd. (“Gaoxin” or the “Holder”) which were then split and re-designated to 10,526,300 Class A ordinary shares, in exchange for RMB100,000 (approximately $14,104) investment in the Company. The ordinary shares issued to Gaoxin is subject to redemption upon the occurrence of any of the following events (referred to as a “Redemption Event”): (1) the Company fails to successfully complete its initial public offering on either Hong Kong Stock Exchange or Nasdaq Capital Market and New York Stock Exchange before March 31, 2023; (2) its initial public offering price per share is lower than or equal to 1.15 times of the share price paid by Gaoxin; or (3) the shares held by Gaoxin could not trade immediately after completion of the Group’s initial public offering or Gaoxin does not receive the shortest applicable lock-up period for its shares. Upon the occurrence of any of these Redemption Events, Gaoxin has the option to request the Company to repurchase all of these ordinary shares with the original investment price plus a 7.5% annualized return. The interest shall be accrued from the date when Gaoxin made the payment of the investment to the date when the Company completes the repurchase of all equity interests held by Gaoxin. The ordinary shares issued to Gaoxin features certain redemption rights that are considered by the Company to be outside of the Company’s control and subject to the occurrence of uncertain future events.

The Company accounts for these redeemable ordinary shares in accordance with ASC 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to conditional redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control is classified as mezzanine equity.

The Company evaluated the likelihood of these redeemable ordinary shares becoming redeemable at each reporting date. If the contingencies of the redemption event outside the Company’s control are resolved, the ordinary shares will become non-redeemable and the Company will reclassify the mezzanine equity as permanent equity. If it is probable that redeemable ordinary shares will be redeemed, the Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of the instrument to equal the redemption value at the end of each reporting period. Accordingly, if the ordinary shares are not currently redeemable and it is not probable that the ordinary shares will become redeemable, subsequent adjustment of the amount presented in mezzanine equity is unnecessary.

The date specified in the first Redemption Event was extended for eighteen months to September 30, 2024 upon the supplementary agreement entered into with Gaoxin, without any other modification on the remaining terms, upon the supplementary agreement entered into with Gaoxin on February 18, 2023. Therefore, the Company assessed that it is not probable that these redeemable ordinary shares will become redeemable as the Redemption Events are not estimated to occur as of the issuance of this financial statement, accordingly, no adjustment was made to the carrying amount of the mezzanine equity.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

12.	EQUITY

Ordinary shares

After a share split and a re-designation effective on October 20, 2021, the Company authorized 2,000,000,000 Class A ordinary shares, 1,000,000,000 Class B ordinary shares, and 800,000,000 Preferred shares of par value HK$0.0001 each.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting, transfer and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

As of December 31, 2022 and 2023, the Company’s authorized and issued Class A ordinary shares were 2,000,000,000 and 26,315,800, respectively, and the Company’s authorized and issued Class B ordinary shares were 1,000,000,000 and 26,315,800, respectively. As of December 31, 2022 and 2023, 10,526,300 of the issued Class A ordinary shares were classified as mezzanine equity, leaving 15,789,500 Class A ordinary shares recognized as permanent equity.

Preferred shares

As of December 31, 2022 and 2023, the Company’s authorized preferred shares were 800,000,000 and no preferred share was issued. The classes or series of preferred shares including designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation will be fixed upon each issuance.

13.	RESTRICTED NET ASSETS

A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from our subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by our subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. Paid-in capital of our subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2022 and 2023, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Company’s subsidiaries, that are included in the Company’s consolidated net assets were approximately $2,124 and $3,193, respectively.

14.	RELATED PARTY TRANSACTIONS

Related parties

The Company’s related parties with which the Group had transactions include its affiliates, any director or executive officers of the Company and their immediate family members, as well as any shareholders owning more than 5% of the Company’s ordinary shares.

The table below sets forth the related parties and their relationships with the Group who had transaction with the Group for the years ended December 31, 2021, 2022 and 2023:

Name	Relationship
Mr. Weidong Gu	Founder and chairmen of the board of directors
Mr. Zhisheng Cheng	Vice president
Mr. Xingzhi Huang	Shareholder of the Company
Xinyu High-Tech Investment Co., Ltd.	Shareholder of the Company

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

14.	RELATED PARTY TRANSACTIONS (cont.)

Amounts due to Related parties

The amounts due to a related party are as follows：

	As of December 31,
	2022	2023
Rental income received in advance:
Xinyu High-Tech Investment Co., Ltd	$—	$260

Related party transactions

The transactions of related parties are as follows:

	For the years ended December 31,
	2021	2022	2023
Guarantee provided for bank short-term borrowings:
Mr. Weidong Gu – Bank of China	$15,670	$14,390	$14,124
Mr. Weidong Gu – Xinyu Rural Commercial Bank	—	4,317	4,237
Mr. Weidong Gu – Agricultural Bank of China	4,701	4,317	—
Mr. Zhisheng Cheng – Bank of China	15,670	14,390	14,124
Mr. Xingzhi Huang – Bank of China	15,670	14,390	14,124
Mr. Xingzhi Huang – Agricultural Bank of China	4,701	4,317	—
Xinyu High-Tech Investment Co., Ltd. – Export-Import Bank of China Jiangxi Branch	7,208	6,619	6,497

Rental income:
Xinyu High-Tech Investment Co., Ltd.	$—	$—	$69

Mr. Weidong Gu, Mr. Zhisheng Cheng and Mr. Xingzhi Huang also provided guarantees with their personal property for notes payable credited by Xinyu Rural Commercial Bank Gaoxin Branch, Agricultural Bank of China Xinyu Branch and Bank of China Xinyu Branch.

15.	SEGMENT INFORMATION

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Company has determined that there is only one reportable operating segment since the manufacturing and sales of products are viewed as an integrated business process and allocation of the resources and assessment of the performance are not separately evaluated by the Company’s CODM.

Revenues by sales channel

The Group’s revenues derived from different channels for the years ended December 31, 2021, 2022 and 2023, are as below:

	For the years ended December 31,
	2021	2022	2023
Offline sales to dealers	$53,087	$72,614	$84,894
Offline sales to ODM customers	62,736	57,970	53,972
Online sales to retail customers	25,682	11,547	11,356
	$141,505	$142,131	$150,222

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

15.	SEGMENT INFORMATION (cont.)

Geographic information

The majority of the Group’s revenues for the years ended December 31, 2021, 2022 and 2023 was generated from Europe, North America and Others. The following table sets forth the disaggregation of revenues by geographic area:

	For the years ended December 31,
	2021	2022	2023
North America	$80,954	$76,664	$89,662
Europe	56,210	57,392	52,976
Others	4,341	8,075	7,584
Total	$141,505	$142,131	$150,222

As of December 31, 2022 and 2023, the Group’s 93.69% and 87.18% of long-lived assets, except for several right-of-use assets of overseas leasing, are located in the PRC.

16.	SUBSEQUENT EVENTS

Completion of initial public offering on Nasdaq Capital Market

On January 29, 2024, the Company closed its initial public offering on the Nasdaq Capital Market where 1,250,000 Class A ordinary shares were newly issued at a price of $4.0 per share with the total net proceeds of $4,305. Refer to note 11, with the success of the IPO, the Redemption Event was resolved and as a result, all of the redeemable ordinary shares, the mezzanine equity, should be reclassified as permanent equity of Class A ordinary shares in accordance with ASC 480-10-S99-3A18.

Borrowings

On January 1, 2024, the Group entered into a bank loan in the amount of $7,062 (RMB50,000), from Agricultural Bank of China Xinyu Branch with an annual interest rate of 3.82%, which will mature on December 25, 2024. The loan was guaranteed by Mr. Weidong Gu and Mr. Xingzhi Huang.

On January 9, 2024, the Group entered into a bank loan in the amount of $4,238 (RMB30,000), from Xinyu Rural Commercial Bank Gaoxin Branch with one year maturity and an annual interest rate of 3.80%, which was guaranteed by Mr. Weidong Gu.

The Group has evaluated subsequent events to the balance sheet date of December 31, 2023 through April 29, 2024, the issuance of the consolidated financial statements and noted that there are no other subsequent events.

17.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with U.S. Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The condensed financial information of the parent company, Planet Image, has been prepared using the same accounting policies as set out in Planet Image’s consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries.

Planet Image’s share of income and losses from its subsidiaries is reported as losses from subsidiaries in the accompanying condensed financial information of parent company.

Planet Image is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Planet Image is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

17.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Planet Image did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022 and 2023.

Condensed balance sheets

	As of December 31,
	2022	2023
Assets
Current assets
Cash	$33	$124
Amount due from subsidiaries	14,404	14,142
Total current assets	14,437	14,266

Non-current assets
Investments in subsidiaries	27,266	36,525
Total assets	$41,703	$50,791

Liabilities and shareholders’ equity
Current liabilities
Accrued liabilities and other current liabilities	2,536	3,576
Total current liabilities	$2,536	$3,576

Mezzanine equity
Redeemable ordinary shares (10,526,300 Class A shares at approximately $1.34 per share as of December 31, 2022 and 2023)	14,104	14,104

Shareholders’ equity
Preferred shares (par value of HK$0.0001 per share; 800,000,000 preferred shares authorized, nil preferred shares issued and outstanding as of December 31, 2022 and 2023, respectively)	—	—
Class A ordinary shares (par value of HK$0.0001 per share; 2,000,000,000 Class A ordinary shares authorized, 15,789,500 Class A ordinary shares issued and outstanding as of December 31, 2022 and 2023, respectively)*	—	—
Class B ordinary shares (par value of HK$0.0001 per share; 1,000,000,000 Class B ordinary shares authorized, 26,315,800 Class B ordinary shares issued and outstanding as of December 31, 2022 and 2023, respectively)*	1	1
Additional paid-in capital	833	833
Statutory reserve	2,124	3,193
Retained earnings	19,319	26,024
Accumulated other comprehensive income	2,786	3,060
Total shareholders’ equity	25,063	33,111
Total liabilities and shareholders’ equity	$41,703	$50,791

*	The amounts of Class A and Class B ordinary shares are rounded, with a difference no more than $0.4 from the absolute amount.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

17.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Condensed statements of comprehensive income

	For the years ended December 31,
	2021	2022	2023
Operating income:
Share of income from subsidiaries	$5,730	$8,852	$8,585
General and administrative expenses	(1,195)	(324)	(547)
Total operating income	4,535	8,528	8,038

Foreign exchange gain/(loss)	386	(1,287)	(264)

Income before income tax expense	4,921	7,241	7,774
Income tax expense	—	—	—
Net income	4,921	7,241	7,774

Other comprehensive income	—	—	—
Total comprehensive income	$4,921	$7,241	$7,774

Condensed statements of cash flows

	For the years ended December 31,
	2021	2022	2023
Net cash (used in)/provided operating activities	$(1,392)	$18	$91
Net cash provided by investing activities	—	—	—
Net cash provided by financing activities	—	—	—
Net (decrease)/increase in cash	(1,392)	18	91
Cash at beginning of year	1,407	15	33
Cash at end of year	$15	$33	$124