Form 20-F
period 2024-12-31
Planet Image International Ltd
filed 2025-03-31
CIK 1868395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

An aggregate of 53,881,600 ordinary shares (including 27,565,800 Class A ordinary shares and 26,315,800 Class B ordinary shares) were outstanding as of December 31, 2024.

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

Yes ☒ No ☐

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“AMC” are to Atlantic Marketing Co., Limited, a company incorporated in Hong Kong as a limited liability company on March 5, 2020 and an indirectly wholly-owned subsidiary of our Company;

●	“AML” are to Amstech Limited, a company incorporated in Hong Kong as a limited liability company on May 25, 2016 and an indirectly wholly-owned subsidiary of our Company;

●	“ASL” are to Access Supplies Limited, a company incorporated in Hong Kong as a limited liability company on March 31, 2017 and an indirectly wholly-owned subsidiary of our Company;

●	“Aster BVI” are to Aster Graphics Company Limited, a company incorporated in the BVI as a limited liability company on February 25, 2011 and a directly wholly-owned subsidiary of our Company;

●	“Aster Excellent” are to Aster Excellent Limited, a company incorporated in the BVI as a limited liability company on August 2, 2019;

●	“Aster France” are to Aster Technology France, a company incorporated in France as a simplified joint-stock company on April 3, 2019 and an indirectly wholly-owned subsidiary of our Company;

●	“Aster Germany” are to Aster Supplies GmbH, a company incorporated in Germany as a limited liability company on September 25, 2018 and an indirectly wholly-owned subsidiary of our Company;

●	“Aster HK” are to Aster Graphics Company Limited, formerly known as Aster Industry Company Limited, a company incorporated in Hong Kong as limited liability company on August 16, 2019 and an indirectly wholly-owned subsidiary of our Company;

●	“Aster Industrial” are to Aster Industrial Limited, a company incorporated in the BVI as a limited liability company on August 8, 2019 and a directly wholly-owned subsidiary of our Company;

●	“Aster Italy” are to Aster Technology Italia S.R.L., a company incorporated in Italy as a limited liability company on May 7, 2018 and an indirectly wholly-owned subsidiary of our Company;

●	“Aster NL” are to Aster Technology Holland B.V., a company incorporated in the Netherlands as a limited liability company on July 8, 2011 and an indirectly wholly-owned subsidiary of our Company;

●	“Aster Online” are to Aster Online Company Limited, a company incorporated in Hong Kong as a limited liability company on August 15, 2019 and an indirectly wholly-owned subsidiary of our Company;

●	“Aster UK” are to Aster Technology UK Ltd, a company incorporated in the United Kingdom as a limited liability company on January 21, 2019 and an indirectly wholly-owned subsidiary of our Company;

●	“Aster US” are to Aster Graphics, Inc., a company incorporated in the State of California, the United States as a limited liability company on March 1, 2011 and an indirectly wholly-owned subsidiary of our Company;

●	“AZEL” are to Aztech Enterprise Limited, a company incorporated in Hong Kong as a limited liability company on May 25, 2016 and an indirectly wholly owned subsidiary of our Company;

●	“BOPTC” are to Blue Ocean Product Trade Co., Limited, a company incorporated in Hong Kong as a limited liability company on March 9, 2020 and an indirectly wholly-owned subsidiary of our Company;

●	“BVI” are to the British Virgin Islands;

●	“B2B” are to a form of commercial transaction between one business entity to another business entity;

●	“B2C” are to a form of commercial transaction between one business entity to end-consumers;

●	“cartridge chips” are to PCBA with firmware installed, the principal functions of which include facilitating communications between a cartridge and the printer on which it is installed and monitoring cartridge usage;

●	“China” and the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau and excluding, for the purposes of this annual report only, Taiwan;

●	“Class A ordinary shares” are to our Class A ordinary shares, par value HK$0.0001 per share;

●	“Class B ordinary shares” are to our Class B ordinary shares, par value HK$0.0001 per share;

●	“Companies Act” are to the Companies Act (Revised) of the Cayman Islands, as amended and revised;

●	“compatible toner cartridges” are to toner cartridges designed and manufactured by third-party toner cartridge manufacturers, instead of printer companies, which are compatible for a single or multiple original-brand printer models;

●	“DDP” are to “delivered duty paid,” meaning that the seller assumes all of the responsibility, risks and costs associated with transporting goods until the buyer received and transfers them at the destination port;

●	“doctor blade” are to a mechanical device used to remove excess toner from a printer cylinder;

●	“DPTC” are to Dragon Product Trade Co., Ltd., a company incorporated in Hong Kong as a limited liability company on March 9, 2020 and an indirectly wholly-owned subsidiary of our Company;

●	DTCL” are to Dellon Technology Company Limited, a company incorporated in Hon g Kong as a limited liability company on February 7, 2018 and an indirectly subsidiary of our Company;

●	“drop ship” are to a supply chain management method in which the dealer does not keep goods in stock but instead transfers its customer’s orders and shipment details to either the manufacturer, another dealer, or a wholesaler, who then ships the goods directly to the customer;

●	“EDI” are to electronic data interchange, which is the electronic interchange of business information using a standardized format. It allows one company to send information to another company electronically;

●	“EII” are to Eco Imaging Inc., a company incorporated in the state of California, the United states as a limited liability company on February 23, 2012 and an indirectly wholly-owned subsidiary of our Company;

●	“ERP” are to enterprise resource planning, which is the integrated management of main business processes, often in real time and mediated by software and technology;

●	“FOB” are to free on board, or delivery of goods on board the vessel at the named port of origin (loading) at the seller’s expense. The buyer is responsible for main carriage/freight, cargo insurance and other costs and risks;

●	“HK$” and “Hong Kong dollars” are to the legal currency of Hong Kong;

●	“Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC;

●	“IEL” are to Iprint Enterprise Limited, a company incorporated in Hong Kong as a limited liability company on June 14, 2016 and an indirectly wholly-owned subsidiary of our Company;

●	“IIC” are to Intercon International Corp., a company incorporate in the state of California, the United States as a limited liability company on November 14, 2012 and an indirectly wholly-owned subsidiary of our Company;

●	“ISO” are to a series of quality management and quality assurance standards published by International Organization for standardization, a non-government organization based in Geneva, Switzerland, for assessing the quality systems of business organizations;

●	“IT” are to information technology;

●	“Jiangxi Leibotai” are to “Jiangxi Leibotai E-Tech Co., Ltd., a limited liability company established in the PRC on June 26, 2012 and an indirectly wholly-owned subsidiary of our Company;

●	“Jiangxi Yibo” are to Jiangxi Yibo E-Tech Co., Ltd., a limited liability company established in the PRC on January 12, 2011 and an indirectly wholly-owned subsidiary of our Company;

●	“JPTC” are to Joyful Product Trade Co., Limited, a company incorporated in Hong Kong as a limited liability company on March 9, 2020 and an indirectly wholly-owned subsidiary of our Company;

●	“Mainland China” or “Mainland PRC” are to People’s Republic of China, excluding the special administrative regions of Hong Kong and Macau, and Taiwan;

●	“ODM” are to original design manufacturing, where a manufacturer designs and manufactures a product with its own technologies and specifications, but such manufacturer is still required to obtain brand authorization and brand name label for such products;

●	“OPC drums” are to aluminum cylinders coated with a layer of non-toxic, organic-photo conductive material, a key component in toner cartridge;

●	“OPCL” are to Oriental Poetry Co., Limited, a company incorporated in Hong Kong as a limited liability company on March 5, 2020 and an indirectly wholly-owned subsidiary of our Company;

●	“original-brand printer companies” are to original-brand printer companies that design and sell printers and corresponding ink/toner cartridges;

●	“original-brand toner cartridges” are to toner cartridge designed and sold by original-brand printer companies for specific printer model;

●	“page yield” are to a quantitative indicator that measures the product life of toner cartridge, which usually refers to a maximum page count assuming 5% toner coverage rat on A4 sized page;

●	“PBC” are to Plum Blossom Co., Limited” are to a company incorporated in Hong Kong as a limited liability company on March 9, 2020 and an indirectly wholly-owned subsidiary of our Company;

●	“PCBA” are to printed circuit board assembly, a chip set with integrated circuit, printed circuit board and other components assembled with no firmware installed;

●	“Planet Image Shenzhen” are to Planet Image International Electronics Technology Shenzhen Co., Ltd., a limited liability company established in the PRC and an indirectly wholly-owned subsidiary of our Company;

●	“primary charge roller” are to a device that applies a uniform, high-voltage negative charge on the OPC drum to level out any remaining charge after one printing image and set the OPC drum ready for new printer image;

●	“private labeling services” are to special requested services that the manufacturers will design labels that contain logo, name, order number and contact information of customers purchasing our white-label products and stick to the packaging boxes;

●	“Peony Trade Co., Ltd.,” are to a company incorporated in Hong Kong as a limited liability company on March 9, 2020 and an indirectly wholly-owned subsidiary of our Company;

●	“remanufactured toner cartridges” are to toner cartridges produced through refurbishing empty cartridges, refilling the toner and replacing any broken parts;

●	“RMB” and “Renminbi” are to the legal currency of Mainland China;

●	“search engine optimization” are to the process of increasing the quality and quantity of website traffic by increasing the visibility of a website or web page to users of a web search engine;

●	“shares,” “Shares,” or “ordinary shares” are to the ordinary shares of the Company, par value HK$0.0001 per share, which include our Class A ordinary shares and Class B ordinary shares, par value HK$0.0001 per share;

●	“sponsored advertisements” are to a cost-per-click advertising solution to reach customers who are interested in certain products with keyword, product and interest targeting in order to help sellers on online selling platforms to grow customers and boost sales;

●	“operating subsidiaries” are to those subsidiaries of Planet Image International Limited that have active business operations;

●	“toner cartridges” are to consumables for use by laser printers, which are composed of chips, toner, rollers and drums;

●	“toner powder/toner supply” are to imaging material used by laser printers; usually categorized into black toner powder and color toner powder;

v

●	“UK” are to the United Kingdom, made up of England, Scotland, Wales and Northern Ireland;

●	“U.S.”, “US” or “United States” are to United States of America, its territories, its possessions and all areas subject to its jurisdiction;

●	“US$,” “$” and “U.S. dollars” are to the legal currency of the United States;

●	“we,” “us,” “our company,” “our” or “Planet Image” are to Planet Image International Limited, our Cayman Islands holding company, and its predecessor entity and its subsidiaries as the context requires;

●	“wipe blade” are to a mechanical device used to scrape any exceed toner off the surface of the toner cartridge, the printer paper and transfer belt;

●	“World Intellectual Property Organization” are to one of the 15 specialized agencies of the United Nations created in 1967 to encourage creative activity, to promote the protection of intellectual property throughout the world;

●	“WPC” are to White Poplar Co., Limited, a company incorporated in Hong Kong as a limited liability company on March 9, 2020 and an indirectly wholly-owned subsidiary of our Company;

●	“YOSC” are to Your Office Supplies Company Limited, a company incorporated in Hong Kong as a limited liability company on June 23, 2016 and an indirectly wholly-owned subsidiary of our Company; and

●	“Yantuo” are to Yantuo (Guangdong) Technology Co., Ltd., formerly known as Zhongshan Yantuo Printing Device Co., Ltd., a limited liability company established in Mainland PRC on April 8, 2013 and an indirectly wholly-owned subsidiary of our Company.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2024, 2023, and 2022.

Unless otherwise noted, all translations from certain foreign currencies to U.S. dollars and from U.S. dollars to certain foreign currencies in this annual report are made as follows:

	December 31, 2022		December 31, 2023		December 31, 2024
	Year-end spot rate	Average rate	Year-end spot rate	Average rate	Year-end spot rate	Average rate
US$ against RMB	US$1=RMB6.9500	US$1=RMB6.7082	US$1=RMB7.0800	US$1=RMB7.0472	US$1=RMB7.1891	US$1=RMB7.1124
US$ against EUR	US$1=EUR0.9346	US$1=EUR0.9456	US$1=EUR0.9009	US$1=EUR0.9231	US$1=EUR0.9615	US$1=EUR0.9234
US$ against GBP	US$1=GBP0.8264	US$1=GBP0.8070	US$1=GBP0.7874	US$1=GBP0.8021	US$1=GBP0.7937	US$1=GBP0.7815

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

As used in this annual report, (i) “we,” “us,” “our company,” or “our” refers to Planet Image International Limited, and, when describing Planet Image International Limited’s consolidated financial information, also includes its subsidiaries; (ii) “our subsidiaries” refers to the direct and indirect subsidiaries of Planet Image International Limited; and (iii) “our operating subsidiaries” refers to the direct and indirect subsidiaries of Planet Image International Limited with operating activities, namely (a) Jiangxi Yibo E-Tech Co., Ltd., Jiangxi Leibotai E-Tech Co., Ltd., Yantuo (Guangdong) Technology Co., Ltd., and Planet Image International Electronics Technology Shenzhen Co., Ltd., our operating subsidiaries formed in Mainland China, (b) Your Office Supplies Company Limited, Iprint Enterprise Limited, Amstech Limited, Aztech Enterprise Limited, Supplies4u Limited, Access Supplies Limited, Dellon Technology Company Limited, our operating subsidiaries formed in Hong Kong, (c) Aster Graphics Inc., Eco Imaging Inc., Revol Trading Inc. and Intercon International Corp., our operating subsidiaries formed in the State of California; (d) Aster Technology Holland B.V. and Proimage B.V., our operating subsidiaries formed in the Netherlands, (e) Aster Technology Italia S.R.L., an operating subsidiary formed in Italy, (f) Aster Supplies GmbH, an operating subsidiary formed in Germany, (g) Aster Technology France, an operating subsidiary formed in France, and (h) Aster Technology UK Ltd., an operating subsidiary formed in the United Kingdom.

We face risks arising from the legal system in China including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence the operating subsidiaries’ operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in the operating subsidiaries’ operations and/or the value of our Class A ordinary shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or complete hinder our ability to continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in the PRC — The Chinese government exerts substantial influence over the manner in which the PRC subsidiaries must conduct their business activities and may intervene or influence their operations at any time, which could result in a material change in their operations and the value of our Class A ordinary shares.”

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

(ii)     electronic product research and development;

(iii)    electronic product technology development; and

(iv)    printer and consumable software design and development

		Not required	N/A
	Filling, processing and sales of recycled laser printer toner cartridges and inkjet cartridges	Pollution Discharge Permission	Obtained
	Import and export of goods and technology	Record-filing of customs declaration entities	Completed

Yantuo	(i) Sales service of printer consumables and related accessories; (ii) technical consultation; (iii) commodity circulation information consultation; and (iv) marketing planning	Not required	N/A
	Import and export of goods and technology	Record-filing of customs declaration entities	Completed

Jiangxi Leibotai	Procurement and sales of printer toner cartridges and their materials and accessories	Not required	N/A
	Import and export of goods and technology	Record-filing of customs declaration entities	Completed

Planet Image Shenzhen	Sales service of printer consumables and related accessories;	Not required	N/A

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

For details on the above-mentioned matters, see “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in the PRC — The Chinese government exerts substantial influence over the manner in which the PRC subsidiaries must conduct their business activities and may intervene or influence their operations at any time, which could result in a material change in their operations and the value of our Class A ordinary shares.” Other than the filing requirement under the Administrative Measures, we, our Mainland PRC subsidiaries, and our Hong Kong subsidiaries are not required to obtain any permission or approval from the Chinese authorities under current PRC laws and regulations for the offering of securities to foreign investors.

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

In addition, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act, or the HFCAA, if the U.S. Public Company Accounting Oversight Board, or the PCAOB, determines that it cannot inspect the workpapers prepared by our auditor for two consecutive years, and that as a result an exchange may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and reduced the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong because of positions taken by Mainland PRC and Hong Kong authorities in those jurisdictions. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCAA.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor, HTL International, LLC, is headquartered in Houston, Texas, and is subject to inspection by the PCAOB. It has not been inspected since it was registered with the PCAOB in 2023. Additionally, our auditor is not subject to the determination announced by the PCAOB on December 16, 2021. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Our Business and Industry — Our Class A ordinary shares may be delisted and prohibited from being traded under the HFCAA if the PCAOB is unable to inspect our auditors. The delisting and the cessation of trading of our Class A ordinary shares, or the treat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment.”

Cash Transfer and Dividend Distributions

Cash Transfers To Date

We conduct our business operations in Mainland China through our Mainland PRC subsidiaries. If needed, our Cayman Islands holding company can transfer cash to its Mainland PRC subsidiaries through loans and/or capital contributions, and our Mainland PRC subsidiaries can transfer cash to our Cayman Islands holding company through loans and/or issuing dividends or other distributions. Cash flows have occurred between our Cayman Islands holding company and our subsidiaries. Our Cayman Islands holding company, which was incorporated in August 2019, received cash in the amount of US$27,040, US$5.5 million, US$1.3 million, US$0.5 million, US$1.0 million, US$0.17 million and US$0 for the years ended December 31, 2019, 2020, 2021, 2022, 2023 and 2024, and from December 31, 2024 to the date of this annual report, respectively, from our subsidiaries for operating activities. Our subsidiaries received cash in the amount of US$13.7 million, US$4.7 million, US$0.8 million, nil, US$2,600, US$707 and US$0 for the years ended December 31, 2019, 2020, 2021, 2022, 2023 and 2024, and from December 31, 2024 to the date of this annual report, respectively, from our Cayman Islands holding company for operating activities. To date, no cash flows have occurred between our Cayman Islands holding company and our Mainland PRC subsidiaries. To date, our Cayman Islands holding company has received cash in an aggregate amount of US$2.94 million from our subsidiaries in Hong Kong for operating activities, and our subsidiaries in Hong Kong has received cash from our Cayman Islands holding company in an aggregate amount of US$14.23 million for operating activities. Such cash transactions for the years ended December 31, 2022, 2023 and 2024 were included in net cash generated from operating activities together with our Cayman Islands holding company’s other operational cash transactions in its financial statements. See “Note 19 Condensed Financial Information of the Parent Company — Condensed statements of cash flows” in our financial statements appearing elsewhere in this annual report.

The following table summarizes the cash flows that occurred between our Mainland PRC subsidiaries and our other subsidiaries for the years ended December 31, 2021, 2023 and 2024.

PRC Subsidiaries		Amount Received from Other Subsidiaries (in US$)		Amount Transferred to Other Subsidiaries (in US$)
Jiangxi Yibo	Fiscal Year Ended December 31, 2022	From Aster HK	98,597,272.25	—	—
	Fiscal Year Ended December 31, 2023	From Aster HK	43,933,578.24	—	—
	Fiscal Year Ended December 31, 2024	From Aster HK	69,904,017.06
Jiangxi Leibotai	Fiscal Year Ended December 31, 2022	From Aster HK	483.00	—	—
	Fiscal Year Ended December 31, 2023	—	0.00	—	—
	Fiscal Year Ended December 31, 2024	—	0.00
Yantuo	Fiscal Year Ended December 31, 2022	From Aster HK	118,195.98	—	—
	Fiscal Year Ended December 31, 2023	From Aster HK	5,992,308.16	—	—
	Fiscal Year Ended December 31, 2024	From Aster HK	11,452,968.93	—	—
Planet Image Shenzhen	Fiscal Year Ended December 31, 2022	—	—	—	—
	Fiscal Year Ended December 31, 2023	—	—	—	—
	Fiscal Year Ended December 31, 2024	—	—	—	—
Total:			227,266,518.02		—

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

Our Cayman Islands holding company has not declared or paid dividends or made distributions to its subsidiaries or to investors in the past, nor any dividends or distributions were made by a subsidiary to the Cayman Islands holding company. Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. We do not have any current plan to declare or pay any cash dividends on our Class A ordinary shares in the foreseeable future. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Our Class A Ordinary Shares and the Trading Market — We currently do not expect to pay dividends in the foreseeable future, and you must rely on price appreciation of our Class A ordinary shares for return on your investment.”

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

From our Cayman Islands holding company to our Mainland PRC subsidiaries

Cash transfers from our Cayman Islands holding company are subject to applicable Mainland PRC laws and regulations on loans and direct investment. We may transfer funds to our Mainland PRC subsidiaries or finance our Mainland PRC subsidiaries by means of shareholders’ loans or capital contributions. Any loans to our Mainland PRC subsidiaries, which are foreign-invested enterprises, cannot exceed a statutory limit, and shall be filed with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Furthermore, any capital contributions we make to our Mainland PRC subsidiaries shall be registered with the PRC State Administration for Market Regulation or its local counterparts, and filed with the Ministry of Commerce (“MOFCOM”) or its local counterparts. On March 30, 2015, SAFE promulgated the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19. SAFE Circular 19, however, allows foreign invested enterprises in Mainland China to use their registered capital settled in RMB converted from foreign currencies to make equity investments, but the registered capital of a foreign invested company settled in RMB converted from foreign currencies remains not allowed to be used, among other things, for investment in the security markets, or offering entrustment loans, unless otherwise regulated by other laws and regulations. On June 9, 2016, SAFE further issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which, among other things, amended certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign invested company is regulated such that Renminbi capital may not be used for purposes beyond its business scope or to provide loans to non-affiliates unless otherwise permitted under its business scope. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, which removes the restrictions on domestic equity investments by non-investment foreign-invested enterprises with their capital funds, provided that certain conditions are met. The applicable foreign exchange circulars and rules may limit our ability to transfer the net proceeds from our securities offerings to our Mainland PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our business, financial condition, and results of operations. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in the PRC — PRC regulations of loans and direct investment by offshore holding companies to Mainland PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our Mainland PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

From our Hong Kong PRC subsidiaries to their parent companies

Other than Mainland China, operating subsidiaries formed in Hong Kong contributed a material amount of our revenues in the years ended December 31, 2022, 2023 and 2024. The following are descriptions of the restrictions and limitations on our subsidiaries formed in Hong Kong to distribute earnings to the parent company and U.S. investors.

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

Risks and uncertainties related to the business and industry of the operating subsidiaries include, but are not limited to, the following:

●	if the products of the operating subsidiaries fail to meet the demands of their customers or to reflect the latest developments in the printer industry, the operating subsidiaries may be unable to retain existing customers or attract new customers, and our business, financial condition and results of operations may be materially and adversely affected. (see page 9 of this annual report);

●	the operating subsidiaries may be exposed to risks of obsolete inventories because technological upgrades by the original-brand printer manufacturers render their toner cartridge products obsolete or due to their failure to manage inventories efficiently. If this occurs, the operating subsidiaries may incur losses for their research and development expenses, production costs and marketing expenses relating to such obsolete inventories (see page 10 of this annual report);

●	the operating subsidiaries may not be able to maintain or increase the selling prices of their products (see page 11 of this annual report);

●	raw material purchase prices are subject to fluctuation and the operating subsidiaries could face shortage in supply of their raw materials (see page 11 of this annual report);

●	the business of the operating subsidiaries relies significantly on export sales which may be adversely affected by present or future export regulations or enforcement (see page 12 of this annual report); and

●	the operating subsidiaries may fail to maintain an effective quality control system and may be subject to claims by their customers in respect of product quality and compliance with relevant health and safety standards (see page 15 of this annual report).

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

In their business operations, the operating subsidiaries have developed trademarks, patents, industry know-how, product formulas, production processes, technologies and other intellectual property rights that we believe are of significant value to the operating subsidiaries’ operations. As of December 31, 2024, through the operating subsidiaries, we owned 460 registered patents in the U.S., Europe, and Mainland China, a total of 150 trademarks registered in the U.S., Europe, Mainland PRC and Hong Kong, and two registered domain names. In addition, through the operating subsidiaries, we are in the process of applying for 93 patents worldwide. See “Item 4. Information on the Company —B. Business Overview — Intellectual Property” for details.

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

We and the operating subsidiaries may from time to time be required to institute or be involved in litigation, arbitration or other forms of proceedings, including settlements, to enforce or defend the operating subsidiaries’ intellectual property rights, which would likely be time-consuming and expensive and may divert our management’s time and attention regardless of their outcome. If we and/or the operating subsidiaries fail the defend against such litigations, we and/or the operating subsidiaries may be ordered to pay a material amount as penalty, refrain from using such patents, know-hows or licenses, require pre-approvals of future designed products and stop selling our products that are related to them in particular regions or countries. For the years ended December 31, 2022, 2023 and 2024, the total patent registration and patent litigation costs we incurred amounted to US$0.21 million, US$0.14 million, and US$0.25 million, respectively.

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

Our inventories consist of raw materials, work-in-progress and finished goods. For branded products and white-label products, the operating subsidiaries’ sales and marketing department, based on their understanding of historical sales and perceived market trends, formulates annual sales targets at our Company’s level and at the regional level. The operating subsidiaries manufacture their ODM products on a made-to-order basis. See “Item 4. Information on the Company — B. Business Overview — Logistics and Warehousing — Inventory control.” We believe that maintaining an appropriate level of inventories helps the operating subsidiaries deliver their products to meet the market demands in a timely manner. For the years ended December 31, 2022, 2023 and 2024, the operating subsidiaries’ balance of inventories amounted to approximately US$21.1 million, US$17.5 million, and US$20.6 million, respectively, and the operating subsidiaries’ inventory turnover days were 103.8 days, 78.3 days, and 76.1 days, respectively. We cannot assure you that the operating subsidiaries will not experience any slow movement of inventories or that the operating subsidiaries’ inventories will not become obsolete, which may be caused by the reduced sales of the operating subsidiaries due to change in consumer demand or preferences, change of marketing strategy by the operating subsidiaries’ customers or incorrect estimation of the market demand for their products. If the operating subsidiaries fail to manage their inventories effectively or are unable to sell their excess inventories, the operating subsidiaries may face a risk of inventory obsolescence and/or significant inventory write-downs, which may impose pressure on our operating cash flow, and materially and adversely affect our business, financial condition, and results of operations.

The operating subsidiaries may not be able to maintain or increase the selling prices of their products.

Our results of operations are affected by the pricing of the operating subsidiaries’ products. For ODM products and white-label products, the operating subsidiaries generally price their products on the basis of a cost-plus calculation of the costs involved in manufacturing, and with reference to the prevailing market prices. For new ODM products, the operating subsidiaries generally review and adjust the price list every month. The ability of the operating subsidiaries to offer competitive prices and launch new patented products quickly after the original-brand products are being released are critical factors, among other factors, in securing orders from their customers. The operating subsidiaries are generally able to maintain current pricing strategies for their products as a result of our localized operation and ancillary services provided to offline customers including drop ship service, private labeling and customized packing services. For the operating subsidiaries’ branded products sold on an online e-commerce selling platform, the operating subsidiaries generally set the retail price based on the base selling prices, marketing expenses, fees paid to online selling platforms, different brand positioning and prices of competing products. If for any reason market perception of the operating subsidiaries should change for the worse, the operating subsidiaries may not be able to maintain or increase the selling prices of their products, which would have a material and adverse effect on our business, financial condition and results of operations. With more competitors are able to catch up industry leaders by providing products of latest printer models, overall export price has shown a decreasing trend to reflect the intense competition. In addition, if the operating subsidiaries’ suppliers raise their prices and the operating subsidiaries are unable to pass it on to their customers, our profit margins will be reduced, and our financial condition and results of operations would be negatively affected.

Raw material purchase prices are subject to fluctuation and the operating subsidiaries could face shortage in supply of their raw materials.

Our cost of inventory sold mainly consists of the raw materials used in the production of toner cartridges, such as OPC drum, toner and chips. Our cost of inventory sold accounted for 77.3%, 81.6% and 76.4%, respectively, of our total cost of sales for the years ended December 31, 2022, 2023 and 2024. Depending on the market supply and demand conditions, prices of raw materials for the operating subsidiaries fluctuate and are influenced by the economic growth in the PRC, the prevailing prices of the global market and the availability of such raw materials, all of which are beyond our control. A significant volatility in the price levels of raw materials could increase our cost of sales and adversely affect our profit margin. We and the operating subsidiaries have not hedged against changes in commodity prices, and we and the operating subsidiaries do not intend to enter into such hedges in the future. We expect that raw materials prices will continue to fluctuate and be affected by the factors stated above in the future. As such, an increase in the prices of raw materials, inability to pass on or delay in passing on any increase in our costs of raw materials to consumers or inability to identify and source from alternative suppliers may have a significant impact on our profit margin and our profitability. The operating subsidiaries do not have long-term contractual arrangements with their suppliers. If all or a significant number of the suppliers for any particular raw material and/or packaging material are unable or unwilling to meet the operating subsidiaries’ production requirements, or if the operating subsidiaries are unable to obtain raw materials in quantities and of the quality the operating subsidiaries require at commercially reasonable prices, the production volume, product quality or our profitability may deteriorate and we could suffer shortages or significant cost increases which in turn may have a material adverse impact on our business, financial condition and results of operations.

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

The operating subsidiaries rely significantly on the North American and European market. Any changes in the economic and regulatory conditions or global trade policy in North America or Europe or changes in the business strategies of North American customers or Europe customers may have an adverse effect on our business.

For each of the years ended December 31, 2022, 2023 and 2024, our revenue mainly derived from North America and Europe. Our financial performance depends significantly on general economic conditions in North America and Europe and their impact on consumer confidence and discretionary consumer spending. Further, economic factors in North America or Europe such as a reduction in the availability of credit, increased unemployment levels, rising interest rates, financial market volatility, recession, reduced consumer confidence, and other factors affecting consumer spending behavior such as acts of terrorism or major epidemics could reduce demand for the operating subsidiaries’ products. On the other hand, any change in the global trade policy in North America or the Europe, including tightening regulatory restrictions, industry-specific quotas, tariffs, non-tariff barriers and taxes, may have the effect of limiting the operating subsidiaries’ products exported from the PRC and, hence, an adverse effect on our business.

If there is any change in the management or control of the North American or European customers of the operating subsidiaries, then such North American or European customers may in turn change their business strategy, which may cause their demand for compatible toner cartridges to decrease. This in turn may have a material and adverse effect on our business performance, financial condition, results of operations and prospects.

A potential serious downturn in the overall economy of the North America or Europe or in North American or European compatible toner cartridge industry, or policies unfavorable to the import of goods into North America or Europe may cause the financial conditions and purchasing powers of the operating subsidiaries’ customers in North America or Europe to deteriorate. The operating subsidiaries’ customers are not under contractual obligations to place orders with them, so order quantities may fluctuate depending on the profitability of customers’ businesses and the spending power of the consumers. An economic downturn in North America or Europe or continued uncertainties regarding future prospects that affect consumer spending habits in North America or Europe may have an adverse effect on the placing of orders by the operating subsidiaries’ customers. We can offer no assurance that the operating subsidiaries will be able to respond quickly to any economic, market or regulatory changes in the North American or European market, and any failure to do so may result in an adverse effect on our business performance, financial condition, and results of operations.

The operating subsidiaries may be unable to maintain their relationship with the customers and they may fail to engage new customers.

The operating subsidiaries do not enter into any long-term sales agreements with their customers, and only engage in purchases of goods with the customers on a one-off basis by purchase orders based on these customers’ demand. These purchase orders typically include key terms about the products to be sold such as product specifications, pricing, credit terms, rebate arrangement, and delivery and warranties. The operating subsidiaries may not be able to obtain new purchase orders with their customers as the customers may choose to enter into arrangements with the competitors of the operating subsidiaries, who may offer those customers access to a stronger product portfolio or more favorable economic terms. The loss of customers could adversely affect the sales of the operating subsidiaries. There is no assurance that the operating subsidiaries’ current or future purchase orders with customers could be negotiated or obtained on terms equivalent to or better than current terms. Any disruption in the operating subsidiaries’ relationships with their customers could affect the operating subsidiaries’ ability to maintain and grow their sales, which could materially and adversely affect our business, financial position, and results of operations. In addition, there can be no assurance that the operating subsidiaries would be able to develop new relationships with additional customers, in order to expand their sales network.

The business of the operating subsidiaries relies significantly on export sales which may be adversely affected by present or future export regulations or enforcement.

We derive a significant portion of our revenue from export sales which accounted for substantially all of our revenue for the years ended December 31, 2022, 2023 and 2024. Export sales are generally subject to export regulations including tariffs, quotas, customs and other import or export restrictions and impose trade barriers, market access regulations, trade sanctions or anti-dumping measures. Any violation of applicable regulations could subject the operating subsidiaries to a substantial fine, damage our reputation and result in sanctions on exporting. We cannot assure you that the national or local authorities in the overseas markets will not enact additional laws or regulations or amend or enforce new regulations in a more rigorous manner. Changes in export regulations may place restrictions on the operating subsidiaries in selling their products in the overseas markets, which could adversely affect our business, financial condition and results of operations.

The operating subsidiaries face intense competition in the compatible toner cartridge industry with their competitors and original brand toner cartridge manufacturers in North America and Europe.

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

The operating subsidiaries operate six overseas subsidiaries as their sales branch offices in the U.S., the Netherlands, Italy, Germany, the United Kingdom and France. As of December 31, 2024, the overseas subsidiaries had 59 foreign employees. For the years ended December 31, 2022, 2023 and 2024, we derived substantially all of our revenue from overseas sales. Through our overseas subsidiaries, we plan to expand our global reach by increasing sales and marketing efforts and further expanding our geographical markets. As a result, we are subject to a variety of risks and uncertainties associated with such expansion, including:

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

In addition, we are subject to translation risks as our consolidated financial statements are reported in US$ while the financial statements of our Mainland PRC operating subsidiaries are prepared in RMB, the currency of the primary economic environment in which our operations are based, and the financial statements of some of our subsidiaries are prepared in Euros. We recorded currency translation gain of US$1.5 million, currency translation gain of US$0.3 million and current translation gain of US$0.1 million for the years ended December 31, 2022, 2023 and 2024, respectively. Accordingly, we may incur currency translation losses or gains due to translation of functional currency into the presentation currency which may adversely affect our financial position.

Our performance depends on the operating subsidiaries’ favorable labor relations with their employees. Any deterioration in these relations or a shortage of labor or a rise in labor costs may have an adverse effect on our operating results.

The operating subsidiaries’ manufacturing process is labor intensive and relies heavily on know-how and experience of their employees. With the introduction of automated production lines, the operating subsidiaries are becoming less reliant upon a significant number of skilled workers over time. However, the operation of automated production lines requires workers with relevant experience and expertise. As such, the operating subsidiaries rely on a combination of skilled workers and experienced automated production line operating personnel to support their product development and manufacturing processes. As of December 31, 2024, the operating subsidiaries had a total of 609 employees for manufacturing. Our success is dependent on the operating subsidiaries’ ability to hire, train, retain and motivate their employees. If the employees of the operating subsidiaries are not satisfied with what the operating subsidiaries offer, such as remuneration package or working environment, the operating subsidiaries may not be able to retain them, or to replace them with personnel of appropriate skill set at comparable costs. In such event or in the event that the regions near the operating subsidiaries’ production facilities do not have a sufficiently sizable labor force, the operating subsidiaries may need to expend additional resources to attract and recruit suitable employees. Favorable labor relations are essential to our performance, and any material increase in our labor costs may have an adverse effect on our results of operations.

The operating subsidiaries maintain warehouses and/or offices in the Netherlands, the United Kingdom, France and Italy and hire local employees for the operations of these facilities. As a result, the operating subsidiaries are subject to labor laws of these European countries, which are relatively stringent.

As of December 31, 2024, the operating subsidiaries had 1,404 full-time employees, among whom 37 are located in European countries. Labor laws in Europe are generally more protective of employees. For instance, many countries in Europe have laws protecting employees from being terminated without proper cause with statutory advance notice or without paying employees severance compensation in statutorily determined amounts. In addition, in some European countries, the operating subsidiaries may be required to consult employee representatives or unions with respect to certain decisions the operating subsidiaries make that may impact their employees. As a result, these labor laws may be more costly to comply with and could interfere with the operating subsidiaries’ ability to quickly adjust operations in response to market changes or business strategies.

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

We received government grants of US$1.2 million, US$0.5 million and US$0.9 million, respectively, during the years ended December 31, 2022, 2023 and 2024. Most of the government grants to our Mainland PRC subsidiaries are of a non-recurring nature and there is no assurance that our Mainland PRC subsidiaries would continue to enjoy the government grants at the historical levels, or at all. Any change, suspension or termination of these government grants we have received could materially and adversely affect our business, financial condition, and results of operations.

We are subject to customer credit risk in collecting trade receivables.

The operating subsidiaries’ ODM products and white-label products are generally sold on credit terms ranging from 90 to 120 days and from 30 to 60 days respectively. The credit terms of online sales of branded products are 14 days. Our trade receivables were settled by either bank transfer or check. For the years ended December 31, 2022, 2023 and 2024, average turnover days of our trade receivables were 66.5 days, 68.6 days and 76.9 days, respectively, which were within our credit period. As of December 31, 2022, 2023 and 2024, our trade receivables were approximately US$24.9 million, US$31.3 million and US$31.6 million, respectively. For the years ended December 31, 2022, 2023 and 2024, approximately US$0.03 million, US$0.46 million and US$0.12 million of allowance for credit losses were recorded, respectively. For the years ended December 31, 2022, 2023 and 2024, write-off of our trade receivables was US$0.5 million, US$0.47 million and US$0.13 million, respectively. We maintain export credit insurance which covers material commercial risks and political risks in relation to our export transactions. There is no assurance that all such amounts due to us will be settled on time or at all. Accordingly, we face credit risk in collecting the trade receivable due from customers. Our liquidity and profitability will be adversely affected if significant amounts due to us are not settled on time or at all. The bankruptcy or deterioration of the credit condition of any major customers could also materially and adversely affect our business, financial condition and results of operations.

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

During the years ended December 31, 2022, 2023 and 2024, there were no material product recalls, product returns, product liability claims or customer complaints that adversely affected our business. There can be no assurance that the operating subsidiaries’ quality control system will continue to be effective. Any significant failure in or deterioration of the efficacy of the operating subsidiaries’ quality control system could damage their product quality and have an adverse effect on our reputation in the market among our existing or prospective customers. It will, in turn, lead to reduced orders or loss of customers in the future, thus severely harming our business, financial condition, results of operations and prospects. The end-users of our products may have the right to bring an action under the law of Mainland PRC and relevant jurisdictions.

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

In the past few years, we experienced steady growth and, through our overseas subsidiaries, established our presence in North America and Europe. Our revenue amounted to approximately US$142.1 million, US$150.2 million and US$149.8 million, respectively, while our gross profit amounted to approximately US$55.0 million, US$59.0 million and US$52.3 million, respectively, with gross profit margin of approximately 38.7%, 39.3% and 34.9%, respectively, for the years ended December 31, 2022, 2023 and 2024. Going forward, we expect to continue to expand our business and geographic coverage. We may not succeed in executing our growth strategies due to a number of factors, such as:

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

Our future growth will depend upon the ability of the operating subsidiaries to maintain efficient operations at their existing production facilities and their ability to expand production facility as needed. The current utilization of the existing production facilities at the Yibo industrial park has been steadily increasing and is already close to full capacity. During the years ended December 31, 2022, 2023 and 2024, the operating subsidiaries had increased their production capacity by installing additional production lines in the existing factory and implementing automation to the existing production lines. The utilization rate of production facilities depends primarily on the demand for the operating subsidiaries’ products and the availability and maintenance of the operating subsidiaries’ equipment, but may also be affected by other factors, such as the availability of employees, a stable supply of electricity, and seasonal factors. In order to meet customers’ demands and advancements in technology, the operating subsidiaries maintain their production facilities on a regular basis. If the operating subsidiaries are unable to maintain their production facilities’ efficiency, the operating subsidiaries may be unable to fulfill purchase orders in a timely manner, or at all. This could have a negative impact on our business and results of operations.

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

The operating subsidiaries lease the premises used as offices in the PRC, California, the Netherlands, the United Kingdom and France from independent third parties. The operating subsidiaries also lease premises used as warehouses in California, Pennsylvania, the Netherlands, the United Kingdom, France and Italy. See “Item 4. Information on the Company —B. Business Overview — Properties and Facilities.” Such premises and facilities were developed and/or maintained by the landlords to such premises and facilities. Accordingly, the operating subsidiaries are not in a position to effectively control the quality, maintenance and management of such premises and facilities. In the event the quality of the premises and facilities deteriorates, or if any or all of the landlords fail to properly maintain and renovate such premises or facilities in a timely manner, or if the operating subsidiaries are unable to successfully extend or renew our leases upon expiration of the current term on commercially reasonable terms or at all, the operating subsidiaries may be forced to relocate their branches, or the rental costs may increase significantly. The operating subsidiaries compete with many other businesses for sites in certain prime locations, and some landlords may have entered into long-term leases with the competitors of the operating subsidiaries for these locations. As a result, the operating subsidiaries may not be able to find desirable alternative locations without incurring significant time and financial costs. If this occurs, the operating subsidiaries’ operations may be disrupted, and our results of operations could be materially and adversely affected.

In addition, our Mainland PRC subsidiaries did not register their lease agreements in the PRC with the relevant government authorities. See “Item 4. Information on the Company —B. Business Overview — Properties and Facilities.” Under the relevant Mainland PRC laws and regulations, our Mainland PRC subsidiaries may be required to register and file with the relevant government authority executed leases. While the lack of registration will not affect the validity and enforceability of the lease agreements, a fine ranging from RMB1,000 to RMB10,000 may be imposed on the parties for each non-registered lease in case our Mainland PRC subsidiaries do not observe an order issued by relevant government authority which require them to file the registration in a specific period of time. Our Mainland PRC subsidiaries may be subject to an aggregate maximum penalty of RMB90,000 for all nine unregistered lease agreements in Mainland PRC. Our Mainland PRC subsidiaries may incur additional expenses if any fines were imposed upon them, which may adversely affect our business and results of operations.

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

We depend on the continued contributions of our senior management and other key employees, including, in particular, Mr. Weidong Gu, our founder and chairman of our board of directors. Mr. Gu has extensive experience as an engineer of which more than 20 years of experience are in the compatible toner cartridge industry. Our future success also depends on our other key personnel, including financial, sales and marketing and research and development staff. If any of our senior executives or key personnel leaves us and we fail to effectively manage a transition to new personnel in the future, or if we fail to attract and retain qualified and experienced professionals on acceptable terms, our business, financial condition, and results of operations could be adversely affected. Moreover, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, the operating subsidiaries may lose customers, key professionals, and sales staff members. All our executive officers and many key personnel are subject to the duty of confidentiality and non-competition restrictions. However, if any disputes arise between any of our senior executives or key personnel and us, there are uncertainties regarding whether we will be able to successfully pursue legal actions against these individuals because of the uncertainties of China’s legal systems and complexities of legal systems of foreign jurisdictions. Moreover, even if we succeed before a court of law, the compensation we would receive is unlikely to be sufficient to mitigate the negative impact on our business and future operations.

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

The operating subsidiaries are subject to the policies of online selling platforms on which the operating subsidiaries operate their online retail stores. Failure to comply with the policies or any changes to which could lead to imposition of penalties by the platform or increased cost for compliance.

As of December 31, 2024, we had 11 operating subsidiaries which operated online retail stores on Amazon and other online selling platforms. Our revenue generated from the online retail stores was approximately US$11.5 million, US$11.4 million and US$12.9 million, accounting for approximately 8.1%, 7.6% and 8.6% of our total revenue generated for the years ended December 31, 2022, 2023 and 2024, respectively. The products the operating subsidiaries offer for sale on the online selling platforms must comply with the requirements and restrictions of such platforms, including all applicable platform policies, and all applicable laws and regulations. The platforms have adopted comprehensive policies including general policies, intellectual property policies, product and requirements, shipping and tax policies. We cannot assure you that the operating subsidiaries will be in compliance with the policies or any other new policies, or that the operating subsidiaries would be able to efficiently change their business practice in line with the new policies. Any changes to the platform policies or to the interpretation or enforcement thereof may increase our operating costs. Any such failure in compliance or increased operating costs could materially and adversely affect our business, financial condition, and results of operations.

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

Any violation of the applicable health, safety and environmental policies, laws, rules or regulations may result in orders of corrections, fines, shutdown of production and obligation to take corrective measures. In addition, any violation which is criminal in nature may result in criminal sanction. Moreover, violations of health, safety and environmental policies, laws, rules and regulations or other related incidents may result in liabilities to third parties. Consequently, any non-compliance incidents could materially and adversely affect our business, financial condition, and results of operations.

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

Our Class A ordinary shares may be delisted and prohibited from being traded under the HFCAA if the PCAOB is unable to inspect our auditors. The delisting and the cessation of trading of our Class A ordinary shares, or the treat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our Class A ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. If our securities were unable to be listed on another securities exchange by then, such a delisting or prohibition from trading would substantially impair your ability to sell or purchase our Class A ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Class A ordinary shares.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Houston, Texas, and is subject to inspection by the PCAOB. It has not been inspected since it was registered with the PCAOB in 2023. Additionally, it is not subject to the determination issued by the PCAOB on December 16, 2021.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our Class A ordinary shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our Class A ordinary shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our Class A ordinary shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

We face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics. Our operations could be disrupted if any of our employees is suspected of having COVID-19, H1N1 flu, avian flu, or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the PRC economy or economy in North America or Europe in general.

We are also vulnerable to natural disasters and other calamities. Any future outbreak of contagious diseases, extreme unexpected bad weather or natural disasters would adversely affect our business operations. If there is a recurrence of an outbreak of certain contagious diseases or natural disasters, our production facilities may be temporarily closed, and our operations may be suspended. Government advice regarding, or restrictions on, holding offline events, in the event of an outbreak of any contagious disease or occurrence of natural disasters may have a material adverse effect on our business and operating results.

We may face risks related to the ongoing Russian invasion of Ukraine and any other conflicts that may arise on a global or regional scale which could adversely affect our business and results of operations.

The war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by North American countries, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our customers’ business and our business. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control.

Russia’s invasion of Ukraine has led to, and may continue leading to immediate impact on the global economy, result in higher energy prices and higher prices for certain raw materials and goods and services, which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets and supply and distribution chains for certain raw materials and goods and services on an unprecedented scale. The impact of the sanctions has also included disruptions to financial markets, an inability to complete financial or banking transactions, restrictions on travel and an inability to service existing or new customers in a timely manner in the affected areas of Europe. The Russian Federation could resort to cyberattacks and other action that impact businesses across the United States, the European Union and other nations across the globe including those without any direct business ties to the Russian Federation. The Russian invasion of Ukraine has continued to escalate without any resolution of the invasion foreseeable in the near future with the short and long-term impact on financial and business conditions in Europe remaining highly uncertain.

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

Our revenue generated from Russia were US$5.5 million, US$6.3 million and US$3.5 million for the years ended December 31, 2022, 2023 and 2024, representing 3.9%, 4.2% and 2.3% of our total revenues, respectively. Our revenue generated from Eastern Europe were US$15.2 million, US$13.6 million and nil for the years ended December 31, 2022, 2023 and 2024, representing 10.7%, 9.1% and nil of our total revenue, respectively. As of the date of this annual report, we do not believe that our business segments, products, lines of service, projects, or operations have been materially impacted by the global supply chain disruptions resulted from the military invasion of Ukraine by Russia and we cannot guarantee that we will not be materially impacted by the economic uncertainty and volatility in the markets in the future, especially in light of Russia’s invasion of Ukraine. To mitigate any supply chain risks we may face in the future, we are increasing our purchase from suppliers located in close proximity to our production facilities, and intend to negotiate purchase agreements with our suppliers and source raw materials with fixed pricing and delivery commitments. We will continue to assess and respond where appropriate to any direct or indirect impact that the Russian invasion of Ukraine has on the availability or pricing of the raw materials for our products, manufacturing and supply, if any, and distribution chains for our products and on the pricing and demand for our products.

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

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, companies operating in Mainland China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of their employees up to a maximum amount specified by the local government from time to time at locations where the businesses are operated. During the years ended December 31, 2022, 2023 and 2024, our Mainland PRC subsidiaries did not make adequate contributions to social insurance plans for certain employees. We cannot assure you that these employees will not complain to the relevant authorities regarding the basis of how our Mainland PRC subsidiaries had made the contribution for them, which may in turn result in the relevant authorities ordering our Mainland PRC subsidiaries to make supplemental contribution and/or imposing late fees or fines on our Mainland PRC subsidiaries, among other things. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

For instance, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council of the PRC (the “State Council”) jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, five supporting guidelines, as well as the Notice on Filing Management Arrangements for Overseas Listings of Domestic Enterprises, which came into effect on March 31, 2023. According to the Administration Measures and the Notice, overseas offering and listing refers to overseas offerings by domestic companies of equity shares, depository receipts, convertible corporate bonds, or other equity-like securities, and overseas listing of the securities for trading. Overseas offering and listing, which is specifically divided into direct overseas offerings and listing and indirect overseas offerings and listing, shall be filed in accordance with the Administration Measures. According to the Notice, domestic companies that have submitted valid applications for overseas issuance and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the date of effectiveness of the Administration Measures can reasonably arrange the timing of filing applications and should complete the filing before the overseas issuance and listing. On September 25, 2023, we received CSRC’s approval of our initial public offering under the Administration Measures. Since January 25, 2024, our Class A ordinary shares have been listed on the Nasdaq. In the future, in the event that we conduct any subsequent offerings, we may be subject to filing requirements with the CSRC. In such event, if our filing procedures were not completed according to the Administration Measures or if our filing materials contain false records, misleading statements or material omissions, the CSRC may order rectify such non-compliance, issue a warning, and impose a fine of not less than RMB1 million and not more than RMB10 million. We cannot assure you that the PRC government will publish any further clarifications or detailed rules and regulations on overseas listing, or as to how such rules and regulations will be interpreted or implemented, and we cannot assure you that the PRC regulatory agencies will not adopt any new laws, regulations, rules, or detailed implementation and interpretation. These risks could completely hinder our ability to offer or continue to offer securities to investors or cause such securities to significantly decline in value or become worthless.

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

The impact of the above-mentioned promulgated laws, regulations and policies on the business operations of the PRC subsidiaries remains subject to substantial uncertainties. See also “— The approval of relevant PRC regulatory authorities and compliance procedures may be required in connection with our future offerings and, we cannot predict whether we will be able to obtain such approval.”

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

For the years ended December 31, 2022, 2023 and 2024, we derived revenue from offline sales in the U.S. amounting to approximately US$63.7 million, US$78.6 million and US$66.9 million, respectively, representing 48.8%, 56.6% and 48.8%, respectively, of our total revenue from offline sales for the respective years. In the event of any adverse actions taken by the U.S. with respect to continued trade or enactment of legislation that restricts trade with China, the operating subsidiaries will be subject to possible sales interruptions, cancellations of orders or increase in costs, and our revenue generated from the U.S. may decline as a result.

In September 2018, the Office of the United States Trade Representative (USTR) released a list of approximately US$200 billion worth of Chinese imports that would be subject to additional tariffs. On August 1, 2019, the USTR released a list of approximately US$300 billion worth of Chinese imports that would be subject to additional tariffs, including empty cartridges for typewriter, of plastics, expecting to take effect from December 1, 2019. The U.S. government has also announced on August 23, 2019, a 15% tariff will be imposed on approximately US$300 billion worth of Chinese goods, which became effective in two batches, on September 1, 2019 and December 15, 2019 respectively. Such tariffs are shared between upstream toner cartridge manufacturers and downstream end customers, which may cause decrease in gross profit margin. Under such tariff treatment, the cost for our customers in procuring toner cartridge products from the operating subsidiaries will inevitably increase, making their products less price competitive than the competitors of the operating subsidiaries who are not subject to such tariff. To minimize the effect of the tax levied, the operating subsidiaries’ customers may want to impose new terms and pass, in part or in whole, the additional costs onto the operating subsidiaries. If the trade restrictions intensify, the relevant customer may even shift to source their products outside the PRC instead from the operating subsidiaries. After the U.S. and the PRC governments reached the Phase One trade agreement on December 13, 2019 and subsequently signed on January 15, 2020, the U.S. government announced that the imposition of 15% tariff on the second batch of goods would be suspended indefinitely. In addition, the 15% tariff on the first batch of goods was reduced from 15% to 7.5% since February 14, 2020.

In February 2025, President Donald J. Trump declared a national emergency under the International Emergency Economic Powers Act (“IEEPA”) and announced the imposition of a 10% tariff on all imports from China, citing concerns related to trade imbalances and national security. These new tariffs add to the existing duties imposed on Chinese goods, further increasing the cost burden on U.S. importers and potentially affecting demand for products sourced from the PRC. If these tariffs remain in place or are further escalated, the profitability and the ability of the operating subsidiaries to export their products from the PRC to the U.S. could be materially and adversely affected, and the operating entities may not be able to pass the increased costs to their customers. Any deterioration in the relationship between the U.S. and the PRC could further increase the costs of exported products to the U.S. for the operating subsidiaries or limit the ability of the operating subsidiaries to export their products to the U.S., which could have an adverse effect on our business, financial condition and results of operations.

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

On March 30, 2015, SAFE promulgated the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19. SAFE Circular 19, however, allows foreign invested enterprises in Mainland China to use their registered capital settled in RMB converted from foreign currencies to make equity investments, but the registered capital of a foreign invested company settled in RMB converted from foreign currencies remains not allowed to be used, among other things, for investment in the security markets, or offering entrustment loans, unless otherwise regulated by other laws and regulations. On June 9, 2016, SAFE further issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which, among other things, amended certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign invested company is regulated such that Renminbi capital may not be used for purposes beyond its business scope or to provide loans to non-affiliates unless otherwise permitted under its business scope. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, which removes the restrictions on domestic equity investments by non-investment foreign-invested enterprises with their capital funds, provided that certain conditions are met. The applicable foreign exchange circulars and rules may limit our ability to transfer the net proceeds from our securities offerings to our Mainland PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our business, financial condition, and results of operations.

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

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. If our Mainland PRC subsidiaries fail to make adequate social insurance and housing fund contributions, they may be subject to fines and legal sanctions, and our business, financial conditions and results of operations may be adversely affected. During the years ended December 31, 2022, 2023 and 2024, our Mainland PRC subsidiaries did not make adequate contributions to the social insurance and/or housing fund for certain employees as they voluntarily waived the contributions by our Mainland PRC subsidiaries. See “Business — Legal Proceedings.” Our Mainland PRC subsidiaries received confirmations from relevant local authorities that they were not subject to any penalty for failing to make full contributions to the social insurance fund and housing fund during the years ended December 31, 2022, 2023 and 2024.

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

The Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, was promulgated by the SAFE in July 2014 that requires Mainland PRC residents or entities to register with SAFE or its local branch, currently with local bank according to Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment issued by SAFE on February 13, 2015, in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, any Mainland PRC resident who is a direct or indirect shareholder of an offshore company is required to update the previously filed registration with the local branch of the SAFE, with respect to that offshore company, to reflect any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, or division. These regulations apply to our shareholders who are Mainland PRC residents and may apply to any offshore acquisitions that we make in the future.

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

On September 24, 2024, the State Council promulgated “Regulations on Network Data Security Management” which became effective on January 1, 2025. The Regulations on Network Data Security Management requests network data processors to comply with the obligation of cybersecurity protection when carrying out network data processing activities. A network data processor identified in the Regulations on Network Data Security Management refers to an individual and an organization that independently decides the processing purpose and method in network data processing activities. Meanwhile, the Regulations on Network Data Security Management also provides that if network data processors carry out network data processing activities that affect or may affect national security, they shall undergo a national security review in accordance with relevant national regulations. In the opinion of JunHe LLP, our business operations do not currently involve network data processing and therefore do not fall under the definition of “network data processors.” JunHe LLP has advised us that we are not required to conduct national security review according to the Regulations on Network Data Security Management.

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

Through our Hong Kong subsidiary, Aster Online, and its subsidiaries, we operate our online retail business. Our revenue generated from online sales was US$11.5 million for the year ended December 31, 2022, US$11.4 million for the year ended December 31, 2023 and US$12.9 million for the year ended December 31, 2024, accounting for 8.1%, 7.6% and 8.6% of our total revenues for the respective period. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. We cannot assure you that there will not be any changes in the economic, political and legal environment in Hong Kong. We may be subject to uncertainty about any future actions of the PRC government and is possible that most of the legal and operational risks associated with operating in Mainland PRC may also apply to our operations in Hong Kong in the future. The PRC government may intervene or influence our current and future operations in Hong Kong at any time and exert more influence over the manner in which we must conduct our business activities. Such government actions, if and when they occur, could result in a material change in our operations in Hong Kong.

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

Our cash dividends, if any, will be paid in U.S. dollars. If we are considered a tax resident enterprise of Mainland PRC for tax purposes, any dividends we pay to our overseas shareholders may be regarded as Mainland China-sourced income and as a result may be subject to Mainland PRC withholding tax. See “— If we are classified as a Mainland PRC resident enterprise for Mainland PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-Mainland PRC shareholders.” The PRC government also imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of Mainland PRC. Shortages in foreign currencies we have may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of Mainland PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this continues to occur in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

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

The trading price of our Class A ordinary shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our Class A ordinary shares may be highly volatile for factors specific to our own operations, including the following:

●	actual or anticipated variations in our revenues, earnings, cash flow, and changes or revisions of our expected results;

●	fluctuations in operating metrics;

●	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

●	announcements of new products and services and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

●	changes in the economic performance or market valuations of other companies in our industry;

●	detrimental negative publicity about us, our competitors, or our industry;

●	additions or departures of key personnel;

●	regulatory developments affect us or our industry;

●	general economic or political conditions in China or elsewhere in the world;

●	fluctuations of exchange rates between the RMB and the U.S. dollar or between Euros and the U.S. dollar; and

●	potential litigation or regulatory investigations.

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

Our dual class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

Our authorized share capital is divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The holder of Class B ordinary shares has the ability to control matters requiring shareholders’ approval, including any amendment of our memorandum and articles of association. Any future issuances of Class B ordinary shares may be dilutive to the voting power of holders of Class A ordinary shares. Any conversions of Class B ordinary shares into Class A ordinary shares may dilute the percentage ownership of the existing holders of Class A ordinary shares within their class of ordinary shares. Such conversions may increase the aggregate voting power of the existing holders of Class A ordinary shares. In the event that we have multiple holders of Class B ordinary shares in the future and certain of them convert their Class B ordinary shares into Class A ordinary shares, the remaining holders who retain their Class B ordinary shares may experience increases in their relative voting power.

Mr. Weidong Gu, our founder and chairman of the board of directors, beneficially owns 100% of our issued Class B ordinary shares. These Class B ordinary shares constitutes 48.84% of our total issued and outstanding share capital and 90.52% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual class share structure. As a result of the dual class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

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

We currently do not expect to pay dividends in the foreseeable future, and you must rely on price appreciation of our Class A ordinary shares for return on your investment.

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

Sales of our Class A ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our Class A ordinary shares to decline. All Class A ordinary shares sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares issued and outstanding are available for sale, subject to volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act. To the extent shares are sold into the market, the market price of our Class A ordinary shares could decline.

Certain holders of our Class A ordinary shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in these Class A ordinary shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Sales of these registered shares in the public market could cause the price of our Class A ordinary shares to decline.

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

A non-United States corporation will be PFIC for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (based on average of the quarterly values of the assets) during such year is attributable to assets that that produce or are held for the production of passive income. Based on the current and anticipated value of our assets and the composition of our income assets, we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ending December 31, 2025 or in the foreseeable future. However, the determination of whether or not we are a PFIC according to the PFIC rules is made on an annual basis and depend on the composition of our income and assets and the value of our assets from time to time. Therefore, changes in the composition of our income or assets or value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the quarterly market value of Class A ordinary shares, which is subject to change and may be volatile.

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

If we are a PFIC for any taxable year during which a United States person holds Class A ordinary shares, certain adverse United States federal income tax consequences could apply to such United States person. For more information see “Item 10. Additional Information—E. Taxation — Material U.S. Federal Income Tax Consequences — Passive Foreign Investment Company (“PFIC”) Consequences.”

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

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the Class A ordinary shares could decline, and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Class A ordinary shares may not be able to remain listed on the exchange.

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

We are a public company in the United States. As a public company, we are required to file periodic reports with the SEC upon the occurrence of matters that are material to our Company and shareholders. Although we may be able to attain confidential treatment of some of our developments, in some cases, we need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S. public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public company status could affect our results of operations.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate History

Our founders, Mr. Weidong Gu, Mr. Shaofang Weng, Mr. Zhisheng Cheng and Mr. Qilong Yang and other shareholders established our operating subsidiaries, Jiangxi Yibo in January 2011 and Aster BVI in February 2011, respectively. In March 2011, Aster US was formed in the State of California as a limited liability company, which later served as our sales headquarter for the North American market. Aster US functions as a wholesaler and distributor and interacts with retailers, resellers, and dealers in the North American market. Since its inception, Aster US has focused its operations on the offline sales to customers and dealers in the North American market and has not conducted any e-commerce related business. In July 2011, Aster NL was formed in the Netherlands as a limited liability company, which later became our headquarter serving mainly the European market. In February 2012, through the operating subsidiaries, we commenced our operations of our first online retail store on Amazon. Since 2012, Mr. Weidong Gu assumed leadership of our operations. Mr. Gu had a strong vision to seize the potential business opportunity in the compatible toner cartridge industry and led our Company with a focus on research and development, patent protection, manufacturing operations as well as overseas sales operations. Through Mr. Weidong Gu and the management team’s continuous leadership and contributions over the years, we have expanded our footprint to North America and European markets through the operating subsidiaries. Through the operating subsidiaries, we currently own over 400 registered patents in the U.S., Europe and the PRC for the production process, equipment and proprietary technologies we developed relating to the manufacture of our compatible toner cartridges. Currently we also operate 11 online retail stores on online selling platforms through the operating subsidiaries, which help us expand our reach to end consumers.

In August 2019, Aster Group International, whose name was later changed to Planet Image International Limited, was formed under the laws of the Cayman Islands as our offshore holding company to facilitate offshore financing.

From July 2019 to March 2020, in anticipation of our initial public offering, we completed a series of reorganizational steps.

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries and other entities that are material to our business:

Note:

Through Aster Online Company Limited, we also directly own 100% of the equity interests of 11 limited liability companies incorporated in Hong Kong in March 2020, namely Peony Trade Co., Limited, White Poplar Co., Limited, Joyful Product Trade Co., Limited, Grand Future Trade Co., Limited, Oriental Poetry Co., Limited, Prosperity Product Trade Co., Limited, Atlantic Marketing Co., Limited, Pigeon King Co., Limited, Dragon Product Trade Co., Limited, Plum Blossom Co., Limited and Blue Ocean Product Trade Co., Limited.

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

Currently, we directly hold 100% of the equity interests in our subsidiaries, and we do not currently use a VIE structure.

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

Who we are

Through the operating subsidiaries, we are a leading export-oriented manufacturer and seller of compatible toner cartridges based in China, North America and Europe.

Through the operating subsidiaries, we primarily develop and manufacture toner cartridges that are compatible with and can be used in a wide range of commonly available models of laser printers from different manufacturers, on a white-label or third-party brand basis or under our self-owned brands. Through the operating subsidiaries, we also sell branded products through online sales channels under four brands, TrueImage, CoolToner, Aztech and Toner Bank. Customers of the operating subsidiaries range from wholesalers, dealers to retail customers. Through the operating subsidiaries, we have a wide international footprint through established sales channels, with products sold to customers in over 54 countries, and sales in North America and Europe representing the majority of our revenue.

Through the operating subsidiaries, we sell our products mainly: (i) to offline overseas customers who own their brands on an ODM basis; (ii) to offline overseas dealers who primarily sell our self-branded products and white-label products to end consumers; and (iii) directly to customers on a retail basis under self-owned brands through online retail platforms. There is no major difference in terms of product capability between ODM products and white-label products, and the main difference lies in product packaging and pricing. In recent years, through the operating subsidiaries, benefiting from the growth in the online compatible toner cartridge market in North America and Europe, we have seen a substantial growth in our sales to offline overseas dealers with growing online sales business.

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

What have we accomplished

We have experienced significant growth since our inception. Our growth is partially attributable to our comprehensive sales strategy and our highly efficient and complementary sales channels. During the years ended December 31, 2022, 2023 and 2024, our revenue was primarily generated from North America and Europe. Our revenue grew from US$142.1 million for the year ended December 31, 2022 to US$150.2 million for the year ended December 31, 2023, representing a CAGR of 5.7%. Our net profit increased from US$7.2 million for the year ended December 31, 2022 to US$7.8 million for the year ended December 31, 2023, representing a CAGR of 7.4%. Our revenue decreased from US$150.2 million for the year ended December 31, 2023 to US$149.8 million for the year ended December 31, 2024, representing a CAGR of 0.3%. Our net profit decreased from US$7.8 million for the year ended December 31, 2023 to US$7.1 million for the year ended December 31, 2024, representing a CAGR of 8.5%.

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

As leading original-brand printer companies have patented the toner cartridge drivers in their laser printers, compatible cartridge manufacturers may encounter litigations raised by original-brand printer companies for selling their cartridges unless they possess valid patents. There is a limited number of companies which have overseas sales due to the lack of quality patents to protect them. Overseas customers may also hesitate to purchase their products as they might get involved in infringement litigation. As of December 31, 2024, through the operating subsidiaries, we had obtained 460 patents registered in the U.S., Europe, and the PRC, for the production processes, equipment and proprietary technologies the operating subsidiaries developed relating to the manufacture of compatible toner cartridges. All of the operating subsidiaries’ compatible toner cartridges are covered by some of their patents. Through registering their patents, (i) the operating subsidiaries are able to protect and enforce their rights on their proprietary techniques and products and have reasonable grounds to defend, on a best effort basis, against potential litigations in the relevant jurisdictions; and (ii) the operating subsidiaries’ registered patents can help them promote their sales and increase their market share.

As of December 31, 2024, the operating subsidiaries’ research and development team consisted of a total of 137 professional engineers and skilled technicians, who were supervised and led by the chairman of our board of directors, Mr. Weidong Gu, who has over 20 years of experience in the compatible toner cartridge industry. On average, major brands launch more than two new printer models every year. After a new printer model is introduced to the market, the operating subsidiaries’ experienced research and development team is generally able to design patent compliant compatible toner cartridges for it quickly that may be operated in this new printer model within a short period of time after its introduction to the market. Together with their efficient production team, the operating subsidiaries’ sales team ensures that their patent compliant compatible toner cartridges are generally available for sale within three to six months after the launch of a new printer model. We believe that the short time-to-market for the operating subsidiaries’ products is a key competitive advantage as it enables the operating subsidiaries’ toner cartridges to quickly meet up market demand and establish and maintain our market share.

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

As one of the very few toner cartridge manufacturers based in China that are mainly focused on North American and European markets, through the operating subsidiaries, we have well-established localized sales and distribution operations within those markets. We believe that the operating subsidiaries are well-positioned to capture the significant market opportunities, continue to increase our total revenue and profit, and further expand our market share. North America and Europe have each experienced steady growth in the global compatible toner cartridge market.

The operating subsidiaries’ localized sales operations include sales support team, strategically located warehouses and sophisticated order placing, warehouse management and logistic systems. The operating subsidiaries normally ship their inventories from factories in Mainland China to their strategically located warehouses in the U.S. and Europe based on the expected demand in each of the markets. To manage and support the overseas sales, the operating subsidiaries established their headquarters for Europe in the Netherlands in 2011 and further established sales office in each major market in Europe including the United Kingdom, Italy, Germany and France for further increasing their presence and market penetration. The operating subsidiaries maintain warehouses in California, Pennsylvania, the Netherlands, the United Kingdom, France and Italy with sophisticated warehouse and logistics systems and professional logistic teams to ensure timely delivery from local warehouses to customers after they place orders. The operating subsidiaries also have their own highly experienced salesforces on the ground for our North American and European markets to serve and manage the local offline customers and provide support to offline customers procuring their ODM products respectively. Business customers of the operating subsidiaries procuring their ODM products and online retail customers are mainly served by the operating subsidiaries’ 24-hour sales teams based in their sales headquarter in Zhongshan City in the PRC. As of December 31, 2024, the operating subsidiaries had after-sales and technical service teams of 108 employees, with 74 of them working according to the office hours of the overseas time zones to provide timely service to these customers, which we believe significantly enhances their user experience and promotes customer loyalty. In addition, the operating subsidiaries provide drop ship service to small scale dealers whereby the operating subsidiaries deliver the products on the dealers’ behalf directly to the end customers procured by these dealers, which help to strengthen the operating subsidiaries’ collaborative relationship with these dealers.

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

The operating subsidiaries’ advanced IT systems enable them to capture opportunities in the local compatible toner cartridge market and operate their sales efficiently

As the size of online compatible toner cartridge market grows, an increasing number of overseas local wholesalers and dealers starts to expand their business to online sales platforms and achieve business growth from their sales online. The operating subsidiaries also utilize advanced IT systems for their offline sales by delivering services to local wholesalers and dealers with online retail businesses. The operating subsidiaries have developed an internet-based quick order system for customers including local wholesalers and dealers to facilitate these customers’ handling of orders, logistics and payments. The operating subsidiaries’ offline customers in the North American market generally use electronic data interchange system, or EDI system, to send purchase orders to the operating subsidiaries. The operating subsidiaries’ strong in–house IT team have self-developed a cloud-based warehouse management system which seamlessly connected with many third-party platforms in the U.S. for handling orders online. The operating subsidiaries provide these offline customers with automatic updates of logistics and payment information for improving the operational efficiency of their customers. We have recently experienced significant growth through offline sales channels, with revenue derived from offline sales channels increased from $67.95 million for the year ended December 31, 2022, representing 47.8% of our total revenue for that year, to US$79.5 million for the year ended December 31, 2023, representing 52.9% of our total revenue for that year, and further to US$85.9 million for the year ended December 31, 2024, representing 57.3% of our total revenue for that year.

The operating subsidiaries are dedicated to ensuring quality of their products and delivering excellent customer service

We believe that the quality and reliability of the operating subsidiaries’ products coupled with their localized customer service are vital in maintaining customer loyalty and upholding the operating subsidiaries’ reputation. The operating subsidiaries’ quality control system covers the entire production process, from the selection of suppliers and procurement of raw materials to production, quality and reliability assurance. The operating subsidiaries have a dedicated quality control department comprising 44 experienced engineers, supervisors and inspectors as of December 31, 2024. The operating subsidiaries’ commitment to maintaining the high quality of their products is demonstrated by the certifications the operating subsidiaries have obtained from International Organization for Standardization, or ISO, International Imaging Technology Council, and Shenzhen United Testing Technology Co., Ltd., in respect of quality control and safety measures. In addition, the operating subsidiaries’ products are typically required to adhere to the transportation standard of International Safe Transit Association (“ISTA”) Procedure 1A, reliability standard of MIL-HDBK-3388 and testing standard of ISO/IEC 19752 and ISO/IEC 19798, and the internal quality standards of our customers. See “— Manufacturing and Quality Assurance — Quality Assurance” below for details. Low product return rates reflect the high quality of the operating subsidiaries’ products. During the years ended December 31, 2022, 2023 and 2024, the total value of products returned amounted to US$3.8 million, US$4.4 million and US$4.5 million, respectively, representing approximately 2.7%, 2.9% and 3.0% of our total revenue generated for the corresponding years. During the years ended December 31, 2022, 2023 and 2024, there were no material product recalls, product returns, product liability claims or customer complaints that adversely affected our business.

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

We have a strong, stable and experienced senior management team

We have a professional and experienced senior management team with a proven track record of highly successful results. Members of our core management team have deep expertise and experience in toner cartridge manufacturing and corporate management. They all have over 20 years of experience in our industry and have been with our Company since our foundation. Mr. Weidong Gu, our founder and chairman of the board of directors, has over 20 years of experience in the compatible toner cartridge industry.

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

Our Business Model

The following diagram illustrates generally the business model of the operating subsidiaries:

ODM business. The operating subsidiaries conduct their ODM business through selling their products to customers located overseas, who purchase their products on an ODM basis. Under the ODM business, the operating subsidiaries provide contract manufacturing services to their customers from the operating subsidiaries’ facilities in Mainland PRC and sell under the customers’ own brand names and packaging. Generally, the operating subsidiaries will ship ODM products directly to the customers’ warehouses. The target customers of wholesalers, who primarily purchase the operating subsidiaries’ products on an ODM basis, are generally large to medium enterprises, government organizations and educational institutions. For the years ended December 31, 2022, 2023 and 2024, we derived approximately 40.8%, 35.9% and 34.1% of our total revenue from sales of the operating subsidiaries’ ODM business, or sale of ODM products, respectively.

Overseas B2B business. The operating subsidiaries conduct their overseas B2B business through selling their own self-branded products and white-label products to dealer customers who generally resell these products to end consumers, including, among others, small to medium enterprises, local offices and schools, through offline channels and/or online e-commerce platforms. Our self-branded products are manufactured and sold by the operating subsidiaries under four brands with different target audience, namely TrueImage, CoolToner, Aztech and Toner Bank, allowing the operating subsidiaries to attract potential customers with different preferences for toner cartridge products, whereas white-label products are those with generic packaging and no brand information. End consumers directly place purchase orders with these dealers through online e-commerce platforms, and the dealers provide customer services to end consumers. The operating subsidiaries, on the other hand, provide services including custom packaging solutions, drop shipping services and storage services. To better serve these dealers and develop further customer connections, the operating subsidiaries have local offices and logistics centers located across the U.S. and Europe and equip them with advanced IT systems that help with processing orders from online and offline channels. For the years ended December 31, 2022, 2023 and 2024, we derived approximately 51.1%, 56.5% and 57.3% of our total revenue from the operating subsidiaries’ overseas B2B business, or sale of self-branded products and white-label products to dealers, respectively.

Overseas B2C business. The operating subsidiaries conduct their overseas B2C business through selling the products that the operating subsidiaries design, develop and manufacture with their own brand names on Amazon and other online selling platforms. The operating subsidiaries have 11 online stores across different platforms, mainly targeting North American or European markets. For each online store, the operating subsidiaries design a distinct and unique layout and use different pictures to display their products. Currently, the operating subsidiaries manufacture and sell their products under four brands, namely TrueImage, CoolToner, Aztech and Toner Bank. Additionally, the Company sells third-party manufactured household products through the online stores to customers. For the years ended December 31, 2022, 2023 and 2024, we derived approximately 8.1%, 7.6% and 8.6% of our total revenue from the operating subsidiaries’ overseas B2C business, or sale of branded products, respectively.

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

For the years ended December 31, 2022, 2023 and 2024, revenue for sales of compatible toner cartridges was US$139.6 million, US$144.5 million and US$138.1 million, respectively, representing 98.2%, 96.2% and 92.2% of our total revenue for the respective periods.

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

For the years ended December 31, 2022, 2023 and 2024, revenue for sales of remanufactured toner cartridges was US$2.5 million, US$1.2 million and US$1.0 million, respectively, representing 1.8%, 0.8% and 0.7%, respectively, of total revenue for the periods.

Ancillary printer components

The operating subsidiaries also manufacture a small amount of ancillary printer components, including carbon tapes, color tapes and packaging materials for toner cartridges.

Household products

Utilizing their supply chains and benefiting from established online sales channels on Amazon and other online selling platforms, the operating subsidiaries also sell household products directly to customers. Such products include fitness and home exercise equipment, electronics and accessories, home and kitchen appliances, garden and outdoor tools, among others. Household products are sourced from suppliers based in the PRC, and the operating entities did not participate in the manufacturing of such products. The Company selects the household products it sells based on market research and sales volume of such category of products across various e-commerce platforms. The selection process involves identifying high-demand products, obtaining price quotes from suppliers, and evaluating profitability by comparing market prices with the Company’s costs of sales. Only products with a viable profit margin are considered for sale.

For the years ended December 31, 2022, 2023 and 2024, the revenue from sales of household products was US$1.0 million, US$4.1 million and US$10.7 million, respectively, accounting for 0.7%, 2.7% and 7.1% of the total revenue, respectively.

Raw Materials and Suppliers

Raw Materials and Procurement

The raw materials the operating subsidiaries procure primarily include toner, chips and OPC drums which are predominantly sourced from the operating subsidiaries’ Mainland PRC suppliers. The procurement department of the operating subsidiaries procures raw materials with reference to the operating subsidiaries’ production plans, production orders on hand, and inventory level. As of December 31, 2024, the operating subsidiaries’ procurement team of the production material control department consisted of 10 employees.

The purchase price of raw materials may vary in certain circumstances, such as any substantial changes in the market conditions. The operating subsidiaries monitor fluctuations in their raw materials closely and adjust their raw materials inventory policy in accordance with such price fluctuations if necessary. To minimize the exposure to price fluctuations of raw materials and to avoid delays and/or shortages in the supply of raw materials, the operating subsidiaries may make large-scale purchases when necessary and seek new suppliers to replace unstable suppliers. During the years ended December 31, 2022, 2023 and 2024, the operating subsidiaries did not experience any shortage or material delay in the supply of raw materials.

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

Suppliers

Selection criteria of raw material suppliers

The operating subsidiaries conduct assessments on all of their new suppliers before the operating subsidiaries source raw materials from such new suppliers. The operating subsidiaries assess these new suppliers based on several key criteria, such as the quality of their goods, delivery speed, quality of technical support, and responsiveness. If the operating subsidiaries determine that a supplier has met their requirements, the operating subsidiaries will add it to their approved suppliers list. As of December 31, 2024, the operating subsidiaries had over 250 approved suppliers on the list. After the operating subsidiaries include a supplier on their approved suppliers list, the operating subsidiaries still reassess it every year.

Concentration of raw material suppliers

During the fiscal year ended December 31, 2022, 2023 and 2024, purchases from the operating subsidiaries’ largest supplier amounted to approximately US$9.4 million, US$17.7 million and US$16.7 million, respectively, representing approximately 13.6%, 23.3% and 19.3% of the operating subsidiaries’ total purchases, respectively. Purchases from the operating subsidiaries’ top five suppliers amounted to approximately US$23.2 million, US$36.5 million and US$37.9 million, respectively, representing approximately 33.8%, 47.9% and 43.7% of total purchases, respectively.

Other than color toner, the operating subsidiaries’ raw materials are generally available from a large number of local suppliers. There is only a limited number of color toner manufacturers globally. One of the operating subsidiaries’ suppliers is the largest manufacturer of color toner in Mainland PRC, but also the operating subsidiaries’ competitor for the sale of compatible toner cartridges. Through Jiangxi Leibotai, we entered into a legally binding procurement agreement with this supplier for a term from January 1, 2023 to December 31, 2025. Despite that, we believe the operating subsidiaries are able to source color toner from other manufacturers, however this may not be at a favorable cost given the limited manufacturers available. During the years ended December 31, 2022, 2023 and 2024, the operating subsidiaries did not experience any significant difficulties in obtaining raw materials and packaging materials, and the operating subsidiaries did not encounter any significant problems with the quality of their raw materials or packaging materials.

Procurement agreements with raw material suppliers

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

Suppliers of household products

Household products are sourced from suppliers based in the PRC, and the operating entities did not participate in the manufacturing of such products. When selecting suppliers, the Company prioritizes existing partners who offer the same products while also exploring new suppliers within the industry that can provide comparable quality at lower costs. The Company does not enter into long-term agreements with its suppliers; instead, it procures products on an as-needed basis through purchase orders. Such purchase orders typically include the name, quantity, unit price, and specifications of the products ordered, as well as payment terms and delivery schedule and location. Additionally, no single supplier of household products accounted for more than 10% of the Company’s total purchases in any of the fiscal years ended December 31, 2022, 2023, and 2024.

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

Production Facilities

All of the operating subsidiaries’ production facilities are located in Xinyu City, Jiangxi Province, the PRC and occupy approximately 182,986 square meters. As of December 31, 2024, the operating subsidiaries owned a production factory with two single-level buildings of similar size accommodating our 39 production lines. As set forth in detail below, the operating subsidiaries’ production facilities are already close to full capacity. Owing to the limited space of our existing production facilities, it is not feasible for the operating subsidiaries to establish new productions lines in their existing production facilities. The operating subsidiaries’ production lines can be adjusted by adding or replacing certain production equipment without incurring significant setup time and costs to meet different product specifications.

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

Production facilities are organized and managed by the operating subsidiaries’ safety staff in administration department. The operating subsidiaries conduct regular maintenance of their machinery and equipment so as to ensure that their business operations will not be disrupted unnecessarily. During the years ended December 31, 2022, 2023 and 2024, the operating subsidiaries did not encounter any breakdown of their production facilities that had a material adverse impact on their business operations.

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

In addition, the operating subsidiaries’ products are typically required to adhere to the transportation standard of ISTA Procedure 1A, reliability standard of MIL-HDBK-3388 and testing standard of ISO/IEC 19752 and ISO/IEC 19798, and the internal quality standards of our customers. In order to meet the high-quality standards and to help minimize product return costs, the operating subsidiaries’ quality assurance procedures are carried out at various stages of the manufacturing process, including incoming, in-process and outgoing stages. To closely monitor the operating subsidiaries’ manufacturing process, the operating subsidiaries’ product group had a quality assurance division consisting of a team of 44 experienced engineers, supervisors and inspectors as of December 31, 2024. Furthermore, the operating subsidiaries have implemented systematic defect-elimination procedures to the entire manufacturing process to reduce defect rates in their products.

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

Research and Development

The operating subsidiaries engage in ongoing research and development activities to meet their customers’ increasingly sophisticated needs and maintain their leading-edge capabilities. As of December 31, 2024, the operating subsidiaries’ research and development team was comprised of 137 professional engineers and skilled technicians. The team was led by Mr. Weidong Gu, who has over 20 years of experience in the compatible toner cartridge industry. Most of the products developed from the operating subsidiaries’ research and development activities were compatible toner cartridges, and all of the operating subsidiaries’ compatible toner cartridges are covered by certain patents owned by the operating subsidiaries. The majority of our revenue generated during the years ended December 31, 2022, 2023 and 2024 was related to sales of compatible toner cartridges developed by the operating subsidiaries’ research and development team. For the years ended December 31, 2022, 2023 and 2024, our revenues generated from sales of the operating subsidiaries’ self-developed compatible toner cartridges were 98.2%, 96.2% and 99.3% of our total revenues for the respective periods.

We spent US$6.8 million, US$6.6 million and US$6.2 million for the years ended December 31, 2022, 2023 and 2024, respectively, on research and development activities. We consider the operating subsidiaries’ research and development activities critical to the continuing success of our business. The operating subsidiaries’ research and development efforts are focused on the following areas:

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

Pricing

The operating subsidiaries adopt different pricing strategies for their products depending on different sales channels. In particular, the pricing levels of the operating subsidiaries’ products are formulated in consideration of the main factors below:

●	ODM customers (sale of ODM products): The operating subsidiaries generally adopt a fixed cost-plus pricing policy by considering the customer consumption volume, customer payment terms and delivery terms, length of business relationship and prices of competing products. The operating subsidiaries do not have rights to set the retail price of their ODM products for their customers, because ODM products are sold by the operating subsidiaries’ customers at the price set at such customers’ own discretion.

●	Dealers (sale of white-label products and self-branded products): The operating subsidiaries typically price their white-label products at higher rates compared to their ODM products, as the operating subsidiaries take into account costs associated with their exclusive services provided to dealers, including custom clearance, warehousing, relabeling services, and direct shipping to end consumers. As a result, the operating subsidiaries are able to generate reasonable profits from their white-label products. The operating subsidiaries generally set prices at 15% to 25% of the prices of original-brand cartridge products sold to dealer customers, and are able to generate reasonable profits from such sales.

●	Online retail customers (sale of branded products): The operating subsidiaries generally set the retail prices for their branded products sold to retail customers at 30% to 50% of the prices of original-brand cartridge products. Typically, the operating subsidiaries are able to derive the highest profit margins from sales to online retail customers, among the three sales channels.

●	Online retail customers (sale of household products): The operating subsidiaries typically set retail prices for household products at competitive levels, aligning them with similar products on e-commerce platforms. Profit margins vary by product category, and the subsidiaries select only those products that ensure a viable margin for online sales.

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

Branded products and household products.    The operating subsidiaries’ branded products and household products are generally delivered from the operating subsidiaries’ production facility to the warehouses maintained by the fulfillment centers of online selling platforms and the operating subsidiaries’ overseas warehouses. The operating subsidiaries’ branded products and household products may be delivered to the operating subsidiaries’ or local dealers’ online retail customers either by the platforms or directly by the operating subsidiaries.

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

For household products, the operating subsidiaries determine their inventory levels based on the supply chain cycle of each product. Specifically, the Company considers factors such as supplier delivery times, shipping durations, and local inventory turnover requirements. For example, if a supplier’s delivery cycle is 30 days, transportation takes 45 days, and the Company aims to maintain 45 days of inventory turnover at the warehouses at destination, the total inventory level required would be 120 days in total. This approach allows the Company to ensure a stable and sufficient level of product supply while minimizing the risk of stockouts.

Sales and Customers

The operating subsidiaries sell their products and services through their own sales and marketing team based in the United States and Europe. As of December 31, 2024, the operating subsidiaries employed approximately 370 salespersons. They are responsible for identifying business and market opportunities, engaging in business networking, participating in industry exhibitions, organizing logistics, handling customer complaints, processing purchase orders, promoting products and social media and other online platforms, deepening relationships with existing customers, and cultivating relationships with potential customers worldwide. The operating subsidiaries’ sales and marketing departments include a Mainland PRC sales division and an overseas sales division. The operating subsidiaries’ overseas division is responsible for the sales of white-label products and assists the Mainland PRC sales team to follow up on the customers purchased ODM products in the North America and Europe market. The operating subsidiaries’ Mainland PRC sales division is further divided into an ODM sales team and an online branded products sales team.

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

For the fiscal year ended December 31, 2022, we sold approximately 40.8%, 51.1%, and 8.1% of our products to ODM customers, dealers and online retail customers, respectively, compared to 35.9%, 56.6% and 7.6% for the fiscal year ended December 31, 2023, and 34.1%, 57.3% and 8.6% for the fiscal year ended December 31, 2024.

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

During the years ended December 31, 2022, 2023 and 2024, the operating subsidiaries did not enter into any sales agreements or long-term contracts with their ODM customers other than rebate agreements for their ODM products. Through the rebate agreements, the operating subsidiaries offer them a discount on the selling price of 1% to 2% if ODM customers accept the responsibility to provide warranty services to end users for purchased goods with manufacturing defects, or if the customers make purchases of or above certain volume. In the event that the amount of defective products exceeds 1% of the total amount of products, ODM customers can return the defective ODM products back to the operating subsidiaries as credit. Such rebate agreement generally is valid for one year and shall be automatically extended at its expiration if neither party objects. The operating subsidiaries’ sales are conducted on a purchase order basis.

During the years ended December 31, 2022, 2023 and 2024, there were no material sales return from the operating subsidiaries’ customers purchasing their ODM products. For the years ended December 31, 2022, 2023 and 2024, sales to ODM customers were US$58.0 million, US$54.0 million and US$51.1 million, accounting for approximately 40.8%, 35.9% and 34.1% of our total revenues for those years, respectively.

Sales to Dealers

Dealers are customers who source toner cartridges from importers and/or wholesalers, and sell them to end consumers who place purchase orders with them, including small to medium sized enterprises, local offices and schools, among others. Many dealers do not maintain their own warehouses and therefore depend on importers and/or wholesalers to ship the orders directly to their end customers. Dealers typically order the operating subsidiaries’ products with small quantities compared to ODM customers. The operating subsidiaries’ local sales team need to identify and develop the dealers and provide the dealers with customized services. The operating subsidiaries supply dealers with products with generic packaging boxes with no brand information, or white-label products, as well as the operating subsidiaries’ self-branded products under four brands with different target audience, namely TrueImage, CoolToner, Aztech and Toner Bank. The operating subsidiaries also provide optional ancillary services, including relabeling services, drop shipping services and storage services to dealers. With the aforementioned ancillary services, we believe that the operating subsidiaries have gained more bargaining power. In addition, through the operating subsidiaries’ proprietary EDI system and internet-based quick order system, the operating subsidiaries’ dealer customers can easily and effortlessly place orders with the operating subsidiaries, locate product specifications and inventory information, check the status of their orders, and make payments. See “— Technology.”

The operating subsidiaries do not enter into sales agreements or any long-term contracts with the dealers for white-label products or self-branded products, and the operating subsidiaries’ sales are conducted on a purchase order basis. The dealers are not allowed to return or exchange products except for defective products.

For the years ended December 31, 2022, 2023 and 2024, the operating subsidiaries’ sales of white-label products and self-branded products to dealers were approximately US$72.6 million, US$84.9 million and US$85.9 million, representing 51.1%, 56.5% and 57.3% of total revenue for respective periods.

Sales to Online Retail Customers

The operating subsidiaries’ online retail customers are those who mainly purchase the operating subsidiaries’ branded products and household products through their online retail stores on Amazon and other online retail platforms. Individuals and small to micro sized enterprises mainly order through online stores. We expect the operating subsidiaries’ sales to online retail customers to achieve the highest increase and serve as the driver for the operating subsidiaries’ future business growth, among the existing three sales channels.

Currently, the operating subsidiaries have 11 online stores across different platforms, mainly targeting North American or European markets, and the operating subsidiaries’ sales to online retail customers are conducted on a per-order basis. For each online store, the operating subsidiaries design a distinct and unique layout and use different pictures to display their products. In addition, the operating subsidiaries manufacture and sell their toner cartridge products under four brands with different target audience, namely TrueImage, CoolToner, Aztech and Toner Bank, allowing the operating subsidiaries to attract potential customers with different preferences. and household products. Additionally, the Company sells third-party manufactured household products through the online stores to customers. In order to increase their online sales and market presence, the operating subsidiaries strategically design and customize their product descriptions and use the “A+ content” feature to showcase their brand and product features, in order to increase visibility to users and discoverability through search, while complying with the rules of Amazon and other online selling platforms. In addition, the operating subsidiaries also employ marketing strategies such as product advertisements on the online selling platforms.

The operating subsidiaries typically set the retail prices for our branded products to 30% to 50% of those of original-brand cartridge products. Typically, the operating subsidiaries are able to derive the highest profit margins from sales to online retail customers among the three sales channels. For household products, the operating subsidiaries typically set retail prices for household products at competitive levels, aligning them with similar products on e-commerce platforms. Profit margins vary by product category, and the subsidiaries select only those products that ensure a viable margin for online sales. For the years ended December 31, 2022, 2023 and 2024, revenue generated from our online retail stores from branded products were approximately US$11.5 million, US$11.4 million and US$12.9 million, representing 8.1%, 7.6% and 8.6%, respectively, of total revenue for the periods.

Geographic Coverage

The operating subsidiaries’ products are currently sold to customers in over 54 countries. Sales to North American and European customers represent the majority of our total revenue. The operating subsidiaries’ European customers are from a large number of different countries, including Germany, Russia, the United Kingdom, Italy, Netherlands, France, Hungary, and others, among which customers from Germany constitute the largest market share among customers from all European countries with respect to the operating subsidiaries’ ODM business and B2B business.

Customer Service

The operating subsidiaries are committed to providing premium customer service quality to their customers, which is reflected in the operating subsidiaries’ product return and exchange policies. The operating subsidiaries maintain their main customer service center in sales headquarters in Zhongshan City in the PRC, handling user queries and complaints regarding the operating subsidiaries’ products and services. As of December 31, 2024, the operating subsidiaries had after-sales and technical service teams of 74 employees working according to the office hours in U.S. and European time zones to provide 24-hour service to these customers. The operating subsidiaries’ local sales team will also provide sales-related follow-up works for their customers. Customers can make queries on the operating subsidiaries’ products and ordering process and file complaints around the clock by various means, such as online chatting, a customer service hotline, emails and face-to-face communication. The operating subsidiaries’ customer service representatives are required to complete training on product and service knowledge, complaint handling and communication skills. The operating subsidiaries aim to provide timely, comprehensive, and high-quality customer services to ensure that the operating subsidiaries meet their customers’ needs and expectations for their products.

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

Defective products.    The operating subsidiaries’ quality assurance team in sales headquarters in the U.S. and Europe will diagnose the claims for defective products based on the essential information and determined if the operating subsidiaries need to retrieve for inspection or not. Upon receipt of the returned items, the operating subsidiaries shall inspect them for final determination of return, exchange, or notification of ineligible products. The operating subsidiaries will notify their customers if any ineligible products are received. The operating subsidiaries reserve the right to either recycle or otherwise dispose of the ineligible products after the seven days from the date customers were notified. Ineligible products include (i) any products were damaged due to customers’ error; (ii) any products are returned due to defects, but no defect is found after testing; (iii) any product that was not directly purchased from the operating subsidiaries or not the operating subsidiaries’ products; (iv) any returns with more than 70% of toner usage; and (v) any products that were malfunctioned. If the quality issues of our products are due to the faults of the operating subsidiaries’ suppliers, the operating subsidiaries will claim against their suppliers.

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

Services to Online Retail Customers

The operating subsidiaries allow their customers purchased through their online channels to exchange or return goods within 30 days of receipt of shipment for any reason, including their branded products and household products. The operating subsidiaries generally allow their customers to exchange or return any defective products with quality issues at any time after purchase. For returning, exchanging or repairing any defective products, the operating subsidiaries’ customers can mail such products to the operating subsidiaries after initiating a product return request on the platform on which they purchased the products.

Technology

The operating subsidiaries’ technologies are crucial to their success. The operating subsidiaries have invested strategically to build their proprietary technology, with the goal to improve operational efficiency and customer experience.

EDI system.    The operating subsidiaries have launched their electronic data interchange system for their dealer customers located in North America, through which the customers can send purchase orders to the operating subsidiaries and receive shipping information from the operating subsidiaries.

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

Intellectual Property

Through the operating subsidiaries, we currently hold a broad collection of rights relating to certain aspects of our in-house designed products. Such rights include trademarks, patents, domain names, trade names, trade secrets and other proprietary rights in a number of overseas jurisdictions including the U.S., Europe, and Mainland PRC. All of the operating subsidiaries’ compatible toner cartridges are covered by some of their patents. We believe the duration of intellectual property rights is adequate relative to the expected lives of the operating subsidiaries’ products and services.

The operating subsidiaries have established and implemented internal policies and protocols in relation to the creation, management, implementation and protection of their intellectual property and trade secrets. Under the operating subsidiaries’ intellectual property protection measures, as of December 31, 2024, we had 460 registered patents, including utility patents, design patents and others, in Mainland PRC and worldwide, including 437 registered patents in Mainland PRC. As of December 31, 2024, we had 93 pending patent applications worldwide, including 80 of such pending applications in Mainland PRC. In addition, as of December 31, 2024, we had 150 trademarks, including 109 trademarks in various categories registered in Mainland PRC, 15 trademarks in various categories registered in the U.S., 24 trademarks in various categories registered in Europe, and two trademarks registered in Hong Kong. We also have two domain names registered.

The operating subsidiaries reply on a combination of patent, and trademark laws and restrictions in Mainland PRC and other jurisdictions, fair trade practice, as well as confidentiality procedures and contractual provisions to protect their intellectual property rights and in order to provide patent safe and self-developed products to their customers. Despite the operating subsidiaries’ precautions, third parties may infringe the operating subsidiaries’ intellectual property rights. Unauthorized use of the operating subsidiaries’ intellectual property by third parties and the expenses that may incur in protecting the operating subsidiaries’ intellectual property rights from such unauthorized use may adversely affect our business and results of operations. See “Item 3. Key Information—D. Risk Factors — Risks Relating to the Business and Industry of the Operating Subsidiaries— The operating subsidiaries’ ability to compete effectively may be hampered if their intellectual property rights are infringed on by third-parties or, on the other hand, if they are alleged or found to have infringed on the intellectual property rights of others.”

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

Competition

The operating subsidiaries are a specialized manufacturer, supplier and seller of toner cartridge to our customers mainly in North America and Europe. The operating subsidiaries face competition from manufacturers of similar products in China for sale to customers in the North America and Europe. Based on the operating subsidiaries’ operating experience, we believe the principal competitive factors in the operating subsidiaries’ relevant markets include:

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

During the years ended December 31, 2022, 2023 and 2024, the operating subsidiaries did not experience any significant incidents or accidents in relation to workers’ safety or subject to any material claim, whether for personal or property damage, or penalty in relation to health, work safety, social or environmental production issues, or involved in any accident or fatality, and had been in compliance with applicable laws and regulations in all material aspects during the years ended December 31, 2022, 2023 and 2024.

Environmental and Social

We are committed to environmental protection and conservation and through the operating subsidiaries, we have adopted environmental policies in relation to the environmental protection and conversation.

The operating subsidiaries are subject to the PRC environmental laws, regulations and standards where the operating subsidiaries manufacture their products. See "—Regulation” for details of applicable environmental laws, regulations and standards.

During the years ended December 31, 2022, 2023 and 2024, the operating subsidiaries had complied with the applicable environmental laws and regulations in all material respects, and that the operating subsidiaries were not subject to any material fines or legal actions involving non-compliance with any relevant regulations in the PRC.

The cost of compliance with the applicable environmental protection laws, regulations, policies and standards was not material during the years ended December 31, 2022, 2023 and 2024. However, environmental laws and regulations have tended to become increasingly stringent and, to the extent regulatory changes occur in the future, they could result in, among other things, increased costs to our Company.

Employees

We had 1,111, 1,248 and 1,404 full-time employees as of December 31, 2022, 2023 and 2024, respectively. Out of the 1,404 full-time employees we had as of December 31, 2024, 1,339 of them were located in Mainland China and 65 of them were located overseas. The following table sets forth the number of our full-time employees as of December 31, 2024:

Function	Number of Employees
Manufacturing	609
Sales and Marketing	370
Research and Development	137
Production Material Control	101
Quality Assurance	44
Administration	33
Accounting and Finance	56
Information Technology	7
Management	5
Others	42
Total	1,404

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

During the years ended December 31, 2022, 2023 and 2024, the operating subsidiaries did not experience any material labor disputes with their employees, receive any complaints, notices or orders from relevant government authorities or third parties, or receive any claims from their employees relating to social insurance or housing provident funds. None of the operating subsidiaries’ employees are currently represented by labor unions.

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

In line with general market practice, the operating subsidiaries do not maintain any business interruption insurance, which is not mandatory under the relevant laws of the PRC. The operating subsidiaries do not main key-man life insurance or insurance policies covering damages to their IT infrastructure or information technology systems. We believe that the operating subsidiaries are covered by adequate property and liability insurance policies which are customary for similar companies in the PRC, North America and Europe. During the years ended December 31, 2022, 2023 and 2024, the operating subsidiaries did not make any material insurance claims in relation to their business. Our management evaluates the adequacy of the operating subsidiaries’ insurance coverage from time to time, and the operating subsidiaries purchase additional insurance policies as needed. However, the operating subsidiaries’ insurance coverage may not be adequate to cover all losses that may occur. Please refer to the section headed “Item 3. Key Information—D. Risk Factors — The operating subsidiaries’ insurance coverage may not be sufficient to cover all risks in relation to their business operations.”

Properties and Facilities

Our principal executive offices are located in Xinyu, Jiangxi, China. The operating subsidiaries own seven parcels of land with an aggregate gross site area of approximately 3.9 million square feet, and owned and occupied 32 buildings with a total gross floor area of approximately 1.2 million square feet in Mainland PRC. The operating subsidiaries also lease lands and buildings from independent third parties with an aggregate gross floor area of 186,747 square feet in Mainland PRC, the U.S., the Netherlands, Italy, the United Kingdom and France. These leases vary in duration from one year to ten years. The properties and facilities the operating subsidiaries own and lease serve the functions of product manufacturing, research and development, warehousing, marketing, and customer services.

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

Legal Proceedings

On November 12, 2021, ML Products, Inc. filed a complaint with the United States District Court for the Central District of California against Aster US, a subsidiary of the Company, and five other defendants, claiming that Aster US (i) violated the Lanham Act by conducting false advertising, (ii) violated the California Business and Professions Code §17200 by engaging in unfair competition, and (iii) violated the California Business and Professions Code §17500 by conducting false advertisement. On February 9, 2022, Aster US filed a motion to dismiss the complaint with the court. On September 27, 2023, the court ruled on our motion to dismiss, granting our motion in part. On October 12, 2023, ML Products filed a revised complaint and we filed an answer on December 8, 2023. Currently, this case is under the discovery phase. If the reviewing court determines that these claims are successfully established, monetary relief or injunctive relief may be granted to the plaintiff. We believe this lawsuit is without merit and we are defending ourselves vigorously. There is uncertainty, however, regarding the ultimate resolution of this lawsuit. We maintain liability insurance, pursuant to which we are presently seeking confirmation by the provider to determine if our policy entitles us to receive liability coverage or contribution towards our related legal expenses and fees. However, since this case is still in its early stage, we are not able to predict the scale of liability, if any, potential monetary impact or outcome of this case at this time.

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

During the years ended December 31, 2022, 2023 and 2024, and from January 1, 2025 to the date of this annual report, the operating subsidiaries did not commit any material non-compliance of the applicable laws and regulations. During the same periods, the operating subsidiaries did not experience any non-compliance, taken as a whole, that would have a materially negative impact on their business, our results of operations, or the operating subsidiaries’ ability to operate their business in a legally compliant manner.

OVERVIEW OF THE MAINLAND PRC LAWS AND REGULATIONS

Foreign Investment

Limited liability companies and joint stock companies established and operated in Mainland China are subject to the Company Law of the People’s Republic of China (“Company Law”), which was promulgated by the Standing Committee of National People’s Congress (“Standing Committee of NPC”) on December 29, 1993 and became effective on July 1, 1994, and was subsequently revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013, October 26, 2018 and December 29, 2023, respectively. The Company Law as revised on December 29, 2023 became effective on July 1, 2024. Foreign-invested companies must comply with the Company Law, unless otherwise stipulated by foreign investment laws.

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

Since January 1, 2020, foreign wholly-owned enterprises have been subject to the Foreign Investment Law of the People’s Republic of China promulgated by National People’s Congress on March 15, 2019 and became effective on January 1, 2020 with the abolishment of Law of the People’s Republic of China on Wholly Foreign-owned Enterprises. Foreign investors and foreign-owned enterprises undertaking investment activities in Mainland China are subject to the Special Administrative Measures (Negative List) for the Access of Foreign Investment, of which the latest version was promulgated by the NDRC and the MOFCOM on September 6, 2024 and became effective on November 1, 2024, and Catalogue of Encouraged Industries for Foreign Investment, of which the latest version was promulgated by the NDRC and the MOFCOM on October 26, 2022 and became effective on January 1, 2023.

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

During the years ended December 31, 2022, 2023 and 2024, the operating subsidiaries did not make adequate contributions to social insurance plans for certain employees. As a result, we may be ordered by relevant governmental authority to make any outstanding contributions within a stipulated period of time and pay penalties at a daily rate of 0.05% of the outstanding contributions. The outstanding social insurance plan contributions payable was approximately US$0.1 million as of December 31, 2024, which is accrued in our consolidated financial statements included elsewhere in this annual report and the maximum amount of such penalties that we could be imposed on is approximately US$0.3 million. We received confirmations from relevant local authorities that we were not subject to any penalty for failing to make full contributions to the social insurance fund during the years ended December 31, 2022, 2023 and 2024. As of the date of this annual report, we have not been ordered to pay outstanding contributions or related penalties.

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

In accordance with the Administration Measures for Pollutant Discharge Permit (Trial) promulgated by the former Ministry of Environmental Protection on January 10, 2018 and revised by the Ministry of Ecology and Environment on August 22, 2019, and in accordance with the Administration' Measures for Pollutant Discharge Permit promulgated by the Ministry of Ecology and Environment on April 1, 2024 and became effective on July l, 2024, enterprises, public institutions and other producers and business operators (the “pollutant discharge entities”) included in the Catalogue of Classified Management of Pollutant Discharge Permit for Stationary Pollution Sources shall apply for and obtain a pollutant discharge permit or submit Pollutant Discharge Registration within the prescribed time limit; and it is temporarily unnecessary for pollutant discharge entities not included in the Catalogue of Classified Management of Pollutant Discharge Permit for Stationary Pollution Sources to apply for a pollutant discharge permit. The currently valid Catalogue of Classified Management of Pollutant Discharge Permits for Stationary Pollution Sources was promulgated and implemented by the former Ministry of Environmental Protection on December 20, 2019.

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

Intellectual Property

Patent

According to the Patent Law of the People’s Republic of China, promulgated on March 12, 1984 and amended on October 17, 2020, which became effective on June 1, 2021, and the Implementation Rules of Patent Law of the People’s Republic of China revised on December 11, 2023, there are three types of patents in Mainland China, which are “invention”, “utility model” and “design”. Invention patents are valid for twenty years from the date of application, while utility model patents and design patents are valid for ten years from the date of application. Patentee shall pay an annual fee from the year in which the patent right was granted. The patent right shall cease when the period of validity expires; where an annual fee is not paid as prescribed or the patentee abandons his or its patent right by a written statement, the patent right shall cease before the expiration of its duration.

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

Taxation

Enterprise Income Tax

According to the Enterprise Income Tax Law of the People’s Republic of China (“EIT Law”), which was promulgated by the NPC on March 16, 2007, became effective on January 1, 2008 and revised on February 24, 2017 and December 29, 2018, respectively, and the Regulation on Implementation of the EIT Law of the People’s Republic of China (“Implementation Regulations of the EIT Law”), which was promulgated by the State Council on December 6, 2007, became effective on January 1, 2008 and revised on April 23, 2019 and December 6, 2024, respectively, income tax rate of 25% is applied to the resident enterprises (including foreign-owned enterprises) since January 1, 2008. Where non-resident enterprises that have not set up institutions or establishments in Mainland PRC, or where institutions or establishments are set up but there is no actual relationship with the income obtained by the institutions or establishments set up by such enterprises, they shall pay enterprise income tax for the income originating from Mainland PRC, and such income of non-resident enterprises shall be taxed at the reduced rate of 10% and withheld at source, for which the payer thereof shall be the withholding agent.

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

Enterprise Income Tax on Indirect Transfer of Property between Non-Resident Enterprises

According to the Announcement on Several Issues Concerning Enterprise Income Tax for Indirect Transfer of Assets by Non-Resident Enterprises (“Circular 7”) issued by the SAT of the People’s Republic of China and immediately implemented on February 3, 2015, where a non-resident enterprise indirectly transfers equity interests or other assets of a Mainland PRC resident enterprise by implementing arrangements that are not for reasonable commercial purposes to avoid its obligation to pay enterprise income tax, such an indirect transfer shall be redefined and recognized as the direct transfer of equity interests or other assets of the Mainland PRC resident enterprise.

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

Through the operating subsidiaries, we primarily develop and manufacture compatible toner cartridges that can be used for a wide range of commonly available models of laser printers from different manufacturers, on a white-label or third-party brand basis or under our self-owned brands. Through the operating subsidiaries, we have a wide international footprint through offline sales channels, and the operating subsidiaries’ products are mainly sold to customers in the U.S. and Germany. Through the operating subsidiaries, we also have online sales channels that allow our self-owned brands have a global reach. Customers of the operating subsidiaries range from wholesalers, dealers to retail customers. We believe that our integrated business model encompassing a value chain from research and development, patented technology, manufacturing, and operating localized sales branches and online sales channels, allows us to capture industry opportunities in a timely manner and provides us with a stable growth potential. During the years ended December 31, 2022, 2023 and 2024, our revenue was primarily generated from our customers in North America and Europe.

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

Our revenue decreased by US$0.4 million, or 0.3%, from US$150.2 million for the year ended December 31, 2023 to US$149.8 million for the year ended December 31, 2024. Our net income decreased by US$0.7 million, or 8.5%, from US$7.8 million for the year ended December 31, 2023 to US$7.1 million for the year ended December 31, 2024, which was mainly due to (i) a decrease of gross profit of US$6.7 million mainly due to (a) a decrease in revenue from offline sales to ODM customers of US$2.9 million due to the fierce competition in the markets such as Russia, Germany, Mexico, and Eastern Europe; (b) an increase in cost of revenue of US$6.3 million mainly due to the increase in ocean freight charges and increased tariffs resulting from the increased sales volume in the United States, and offset by (ii) a decrease in loss on changes in fair value of foreign currency exchange forward contracts that we purchased to manage the volatility of changes in foreign exchange rates, which led to an increase of loss of US$4.3 million, which was mitigated by an increase in foreign exchange loss of US$1.6 million, and (iii) an increase in other non-operating income of US$1.2 million, mainly due to the increased demands of packing, labeling and other services provided to our offline dealer customers.

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

Impact related to global economic factors

The military invasion of Ukraine by Russia and the sanctions against Russia resulting from such conflict may increase the likelihood of supply chain interruptions and may impair our ability to compete in current or future markets, or otherwise subject us to potential liability. Our revenue generated from Russia were US$5.5 million, US$6.3 million and US$3.5 million for the years ended December 31, 2022, 2023 and 2024, representing 3.9%, 4.2% and 2.3% of our total revenues, respectively. Our revenue generated from Eastern Europe was US$15.2 million, US $13.6 million and nil for the years ended December 31, 2022, 2023 and 2024, representing 10.7%, 9.1% and nil of our total revenue, respectively. For the year ended December 31, 2024, to mitigate potential adverse impacts on our business and operating results caused by the Russia-Ukraine war, we proactively reduced the scale of our sales in Russia and Ukraine. As of the date of this annual report, we do not believe that our business segments, products, lines of service, projects, or operations have been materially impacted by the global supply chain disruptions and we cannot guarantee that we will not be materially impacted by the economic uncertainty and volatility in the markets in the future, especially in light of Russia’s invasion of Ukraine. For details, see “Risk Factors — Risks Relating to Our Business and Industry — We may face risks related to the ongoing Russian invasion of Ukraine and any other conflicts that may arise on a global or regional scale which could adversely affect our business and results of operations.” To mitigate any supply chain risks we may face in the future, we are increasing our purchase from suppliers located in close proximity to our production facilities, and intend to negotiate purchase agreements with our suppliers and source raw materials with fixed pricing and delivery commitments.

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

	For the years ended December 31,			Change
	2022	2023	2024	Amount	%
	(in USD in thousands)
Net revenue	$142,131	$150,222	$149,828	$(394)	(0.3)%
Cost of revenue	(87,108)	(91,251)	(97,542)	(6,291)	6.9%
Gross profit	55,023	58,971	52,286	(6,685)	(11.3)%
Operating expenses:
Selling expenses	(29,297)	(30,566)	(30,845)	(279)	0.9%
General and administrative expenses	(7,614)	(9,042)	(8,324)	718	(7.9)%
Research and development expenses	(6,780)	(6,636)	(6,221)	415	(6.3)%
Total operating expenses	(43,691)	(46,244)	(45,390)	854	(1.8)%
Income from operations	11,332	12,727	6,896	(5,831)	(45.8)%
Other income (expenses):
Other non-operating income, net	1,042	819	2,046	1,227	149.8%
Government subsidy	1,150	505	901	396	78.4%
Fair value loss on derivative instruments	(3,436)	(5,109)	(799)	4,310	(84.4)%
Foreign exchange (loss) gain	(1,513)	212	(1,341)	(1,553)	(732.5)%
Interest expense, net	(1,195)	(540)	(175)	365	(67.6)%
Total other expenses (income)	(3,952)	(4,113)	632	4,745	(115.4)%
Income before income tax expense	7,380	8,614	7,528	(1,086)	(12.6)%
Income tax expense	(139)	(840)	(414)	426	(50.7)%
Net income	$7,241	$7,774	$7,114	$(660)	(8.5)%

Key Components of Results of Operations

Net revenue

We generate revenue primarily from the sales of compatible toner cartridges and, to a lesser extent, from the sales of certain ancillary components of toner cartridges to customers offline and online. For the years ended December 31, 2022, 2023 and 2024, our total revenue was US$142.1 million, US$150.2 million and US$149.8 million, respectively. During the periods, we derived substantially all of our revenue from sales of compatible toner cartridge products in North America, Europe and other countries primarily including China and Brazil.

The following table sets forth our revenue by sales channel for the periods indicated.

	For the years ended December 31,			Change
	2022	2023	2024	Amount	%
	(in USD in thousands)
Offline sales to dealers	$72,614	$84,894	$85,896	$1,002	1.2%
Offline sales to ODM customers	57,970	53,972	51,064	(2,908)	(5.4)%
Online sales to retail customers	11,547	11,356	12,868	1,512	13.3%
Total	$142,131	$150,222	$149,828	$(394)	(0.3)%

The majority of our revenue for the years ended December 31, 2022, 2023 and 2024 was generated from Europe and North America. The following table sets forth the disaggregation of revenue by area:

	For the years ended December 31,			Change
	2022	2023	2024	Amount	%
	(in USD in thousands)
North America	$76,664	$89,662	$89,971	$309	0.3%
Europe	57,392	52,976	48,360	(4,616)	(8.7)%
Others	8,075	7,584	11,497	3,913	51.6%
Total	$142,131	$150,222	$149,828	$(394)	(0.3)%

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

The following table sets forth our cost of revenue by sales channel for the periods indicated.

	For the years ended December 31,			Change
	2022	2023	2024	Amount	%
	(in USD in thousands)
Offline sales to dealers	$38,894	$45,572	$54,550	$8,978	19.7%
Offline sales to ODM customers	44,312	42,054	38,606	(3,448)	(8.2)%
Online sales to retail customers	3,902	3,625	4,386	761	21.0%
Total	$87,108	$91,251	$97,542	$6,291	6.9%

Gross profit and gross profit margin

Gross profit represents our revenue less cost of sales. Our gross profit margin represents our gross profit as a percentage of our revenue. For the years ended December 31, 2022, 2023 and 2024, our gross profit was US$55.0 million, US$59.0 million and US$52.3 million, respectively, and our gross profit margins were 38.7%, 39.3% and 34.9%, respectively.

The following table sets forth our gross profit and gross profit margin by sales channel for the periods indicated.

	For the years ended December 31,						Change
	2022		2023		2024		Amount	%
	Gross	Gross Profit	Gross	Gross Profit	Gross	Gross Profit	Gross
	Profit	Margin	Profit	Margin	Profit	Margin	Profit
	(in USD in thousand)
Offline sales to dealers	$33,719	46.4%	$39,321	46.1%	$31,346	36.5%	$(7,975)	(20.3)%
Offline sales to ODM customers	13,658	23.6%	11,917	21.8%	12,458	24.4%	541	4.5%
Online sales to retail customers	7,646	66.2%	7,733	68.0%	8,482	65.9%	749	9.7%
Total	$55,023	38.7%	$58,971	39.3%	$52,286	34.9%	$(6,685)	(11.3)%

Selling expenses

Selling expenses primarily consist of: (i) salaries and benefits for our sales and marketing personnel; (ii) sales commission of the Online Selling Platforms; (iii) freight charges from our warehouses to our customers; (iv) traveling expenses incurred by our sales and marketing personnel for business purposes; (v) advertising and marketing expenses for promotion; (vi) depreciation relating to property, plant and equipment and leased properties used for selling and marketing purposes; and (vii) others, which primarily includes low-value consumables, office expenses, rental fees and consulting expenses.

General and administrative expenses

General and administrative expenses primarily consist of: (i) salaries and benefits for our administrative personnel; (ii) depreciation and amortization expenses relating to our property, plant and equipment and leased properties used for administrative purposes; (iii) bank charges for various bank transactions in the ordinary course of our business; (iv) office expenses, representing expenses for office supplies and consumables; (v) utilities which is primarily represented by water and electricity charges for administrative purposes; (vi) legal and professional fees, which primarily represented fees we paid for legal services in the ordinary course of our business, including tax filings and review, consultation and regulation of patents and trademarks, contract dispute resolution, among others and legal, accounting and consulting fees we paid in connection with our initial public listing; (vii) others, which primarily include bad debt expenses, utilities, traveling, repair and maintenance, recruitment expenses, property premium, and other miscellaneous expenses for administrative purposes.

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

Income tax expenses

Cayman Islands and British Virgin Islands (“BVI”)

We were incorporated in the Cayman Islands and several of our wholly owned subsidiaries were incorporated in the BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands and the BVI.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, effective April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits has been lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. We were not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

United States

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Tax Act”), which significantly changed previous U.S. tax laws, including a reduction of corporate income tax rate from 35% to 21% and a one-time transition tax on deemed repatriation of undistributed foreign earnings.

Europe

Our subsidiaries, which were mainly incorporated in European Union (“EU”) countries, such as the Netherlands, Italy, and France, are subjected to enterprise income tax on the respective country’s taxable income as determined under the tax laws and accounting standards at rates ranging from 16.5% to 28%.

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

Under the PRC Enterprise Income Tax Law and the Notice on Improvements to Policies of Weighted Pre-tax Deduction of Research and Development Expenses, research and development expenses incurred by an enterprise in the course of carrying out research and development activities that have not formed intangible assets and are included in the profit and loss account for the current year. Starting from January 1, 2021, besides deducting the actual amount of research and development expenses incurred, an enterprise is allowed an additional 100% deduction of the amount in calculating its taxable income for the relevant year, the rate of which was 75% before 2021. For research and development expenses that have formed intangible assets, the tax amortization is based on 200% of the costs of the intangible assets.

Comparison of Results of Operations for the Years Ended December 31, 2023 and 2024

Net revenue

Comparison by Sales Channel

For our offline sales to dealers, we mainly sell white-label products and self-branded products through our offline channels. Our revenue from offline sales to dealers increased by 1.2% from US$84.9 million for the year ended December 31, 2023 to US$85.9 million for the year ended December 31, 2024, mainly because we continuously expanded our local sales to dealers with online sales operations, utilized our warehousing, logistics and IT system and obtained more orders from dealers. For the year ended December 31, 2024, along with our dealers’ expansion on their online sales business, we achieved a steady growth in sales of products to dealers.

For our direct offline sales to ODM customers, our revenue decreased by 5.4% from US$54.0 million for the year ended December 31, 2023 to US$51.1 million for the year ended December 31, 2024, which was primarily attributable to the decline of sales in Russia, Germany, Mexico, and Eastern European markets due to more intense price competition resulting from limited protection of patented products in these markets, as well as that we proactively reduced the scale of our sales in Russia to mitigate potential adverse impacts on our business and operating results caused by the Russia-Ukraine war.

For our online sales, we mainly sell self-branded and household products through online selling platforms. Our revenue generated from online sales increased by 13.3% from US$11.4 million for the year ended December 31, 2023 to US$12.9 million for the year ended December 31, 2024, which was primarily due to more new household and other products, such as electric appliances and articles for daily use, being sold through online channels. Such products were manufactured by third parties and procured by the Company for resale in the U.S. and European markets. In addition, we still seek to develop online sales channels of more household products to enrich our product portfolio to mitigate the competition impact.

Comparison by Area

Our revenue generated from North America remained steady with a slight increase from US$89.7 million for the year ended December 31, 2023 to US$90.0 million for the year ended December 31, 2024, which was primarily attributable to our continued market expansion in the U.S.

Our revenue generated from Europe decreased by 8.7% from US$53.0 million for the year ended December 31, 2023 to US$48.4 million for the year ended December 31, 2024, which was primarily attributable to the decline in sales in the Eastern Europe market, as we did not reduce the prices of our products as much as other competitors did while facing more intense price competition, which caused customer attrition in Europe and we proactively reduced the scale of our sales in Russia and Ukraine to mitigate potential adverse impacts on our business and operating results caused by the Russia-Ukraine war.

Our revenue generated from others increased by 51.6% from US$7.6 million for the year ended December 31, 2023 to US$11.5 million for the year ended December 31, 2024, resulting from our market expansion in China and Brazil.

Cost of revenue

Our cost of revenue increased by 6.9% from US$91.3 million for the year ended December 31, 2023 to US$97.5 million for the year ended December 31, 2024, primarily attributable to (i) an increase of US$9.0 million in the cost for the offline sales to dealers mainly due to the increase in ocean freight charges, material costs and labor costs resulting from the growth of our sales volume, offset by (ii) a decrease in our costs of US$3.4 million consistent with the decrease of offline sales volume to ODM customers.

Gross profit and gross profit margin

Gross profit of offline sales to dealers decreased by 20.3% from US$39.3 million for the year ended December 31, 2023 to US$31.3 million for the year ended December 31, 2024 and the gross profit margin rate decreased from 46.1% to 36.5%, primarily due to an increase of the market price of ocean freight charges and higher material and labor costs under stricter production standards.

Gross profit of offline sales to ODM customers increased by 4.5% from US$11.9 million for the year ended December 31, 2023 to US$12.5 million for the year ended December 31, 2024, and the gross margin rate increased from 21.8% to 24.4%, primarily because we did not take orders with low margins or potential losses under the tense competition especially in Mexican, Portland and Brazil markets. We are continuously monitoring the market situation to make timely adjustments to our selling prices, but we do not intend to actively decrease our selling price to mitigate the decrease in gross margin.

Gross profit of online sales to retail customers increased by 9.7% from US$7.7 million for the year ended December 31, 2023 to US$8.5 million for the year ended December 31, 2024 primarily due to the increase in sales volume. Gross profit margin remained relatively stable from 68.0% for the year ended December 31, 2023 to 65.9% for the year ended December 31, 2024, mainly due to our flexible decision to slightly decline selling prices to attract more customers under severe competition.

Selling expenses

Our selling expenses remained relatively stable from US$30.6 million for the year ended December 31, 2023 to US$30.8 million for the year ended December 31, 2024, primarily driven by (i) the increase of US$1.0 million in freight expenses charged by warehouses of online selling platforms, (ii) the increase of US$0.2 million in sales commissions of the online selling platforms, resulting from the increased sales volume, and offset by the decrease of US$1.1 million in payroll expenses due to the decreased bonus.

General and administrative expenses

Our general and administrative expenses decreased by 7.9% from US$9.0 million for the year ended December 31, 2023 to US$8.3 million for the year ended December 31, 2024, which was primarily attributable to (i) a decrease in payroll expenses of US$0.8 million for less bonuses to management officers, and offset by (ii) an increase in consulting fees and other professional service fees of US$0.1 million.

Research and development expenses

Our research and develop expenses remained relatively stable of US$6.2 million for the year ended December 31, 2024, compared with US$6.6 million for the year ended December 31, 2023, which was primarily attributable to (i) a decrease of US$0.2 million in materials consumed by focusing on research and development activities with less material requirements, and (ii) a decrease of US$0.2 million in staff costs.

Other income (expenses)

Our other non-operating income increased by US$1.2 million for the year ended December 31, 2024 compared to the year ended December 31, 2023, which was primarily attributable to increased demand for packing, labeling and other services to offline dealer customers. Our government subsidy increased by US$0.4 million for the year ended December 31, 2024 compared to the year ended December 31, 2023. Fair value loss on derivative instruments was US$0.8 million for the year ended December 31, 2024 compared to US$5.1 million for the year ended December 31, 2023, primarily due to the favorable exchange rate fluctuations in 2024. Foreign exchange loss was US$1.3 million for the year ended December 31, 2024, compared to foreign exchange income of US$0.2 million in 2023, arising from currency exchange among US$, EUR, Hong Kong Dollar, RMB and Great Britain Pound. Interest expenses decreased by US$0.4 million from US$0.5 million for the year ended December 31, 2023 to US$0.2 million for the year ended December 31, 2024 for fewer short-term bank borrowings.

Income tax expenses

Our income tax expenses decreased from US$0.8 million for the year ended December 31, 2023 to US$0.4 million for the year ended December 31, 2024, which was primarily due to the decrease in the taxable income for the year ended December 31, 2024.

Net income

As a result of the foregoing, our net income decreased by 8.5% from US$7.8 million for the year ended December 31, 2023 to US$7.1 million for the year ended December 31, 2024.

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

B. Liquidity and Capital Resources

Liquidity and Capital Resources

As of December 31, 2024, we had US$45.9 million in cash and cash equivalents and restricted cash, which consisted of (i) cash in mainland China of US$17.9 million; (ii) cash in the BVI of US$20.1 million; (iii) cash in the Cayman Islands of $3.6 million; (iv) cash in Europe of US$1.4 million; (v) cash in the U.S. of US$1.3 million; (vi) cash in Hong Kong of US$0.9 million; and (vii) cash in the UK of US$0.7 million. As of December 31, 2023, we had US$64.1 million in cash and cash equivalents and restricted cash, which consisted of (i) cash in mainland China of US$53.91 million; (ii) cash in the BVI of US$7.44 million; (iii) cash in Europe of US$1.66 million; (iv) cash in the U.S. of US$0.69 million; (v) cash in the UK of US$0.26 million; (vi) cash in the Cayman Islands of $0.12 million; and (vii) cash in Hong Kong of US$0.09 million. Under the existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, there is no material restriction on foreign exchange that impairs our ability to transfer cash between entities and to U.S. investors.

Our net cash flow provided by operating activities for the years ended December 31, 2022 and 2023, was US$7.5 million and US$17.9 million respectively, which was primarily attributable to our net income, offset by our payments to suppliers. Our net cash flow used in operating activities for the year ended December 31, 2024 was US$2.1 million, which was primarily attributable to our payments to suppliers and prepaid freight expenses. Our principal source of cash came from our operational income and bank loans. Most of our cash resources were used to pay for the procurement of raw materials, purchase of equipment and property, and payroll and rental expense. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures and debt repayment obligations for at least the next 12 months.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,			Change
	2022	2023	2024	Amount	%
Net cash provided by (used in) operating activities	$7,452	$17,895	$(2,146)	$(20,041)	(112.0)%
Net cash used in investing activities	(1,178)	(987)	(17,883)	(16,896)	1,711.9%
Net cash provided by (used in) financing activities	4,387	(4,729)	1,477	6,206	(131.2)%
Effects of exchange rate changes on cash and cash equivalents and restricted cash	882	(711)	272	983	(138.3)%
Net increase (decrease) in cash and cash equivalents and restricted cash	11,543	11,468	(18,280)	(29,748)	(259.4)%
Cash and restricted cash at the beginning of the years presented	41,155	52,698	64,166	11,468	21.8%
Cash and cash equivalents and restricted cash at the end of the years presented	$52,698	$64,166	$45,886	$(18,280)	(28.5)%

Operating activities

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

For the year ended December 31, 2023, our net cash provided by operating activities was US$17.9 million, which was primarily attributable to (i) net income of US$7.8 million; (ii) an adjustment of added back non-cash items of a net amount of US$3.7 million, inclusive of unrealized fair value loss, amortization and depreciation and other non-cash items; (iii) an increase of accounts payable and bank acceptance notes payable of US$6.7 million for we cooperated well with some (significant suppliers to extended our payment terms; (iv) a decrease of inventory of US$2.8 million with higher inventory turnover under our improved management and control; (v) a decrease of prepaid expenses and other current assets of US$1.6 million for collection of insurance receivable of US$1.4 million as well as some deposits; and (vi) an increase of accrued expenses and other current liabilities of US$1.6 million for annual bonus accrued and was offset by an increase of accounts receivable of US$6.4 million with our increasing sales and extended credit terms for some customers whose receivables totally amounted to US$3.5 million.

For the year ended December 31, 2024, our net cash used in operating activities was US$2.1 million, which was primarily attributable to (i) net income of US$7.1 million; (ii) an adjustment of added back non-cash items of a net amount of US$1.2 million, inclusive of fair value loss on derivative instruments, amortization and depreciation, amortization of right-of-use assets, and other non-cash items; (iii) an increase of US$6.6 million in prepaid expenses and other current assets mainly due to the increased prepayments to suppliers of household products and increased prepaid freight expenses; (iv) an increase of US$3.6 million in inventory purchased in preparation for boosting year-end sales; (v) a decrease of US$1.5 million in accrued expenses and other current liabilities as a result of less bonus accrued; and (vi) a decrease of US$1.4 million in operating lease liabilities due to the lease payment; and was offset by (vii) an increase of US$3.0 million in accounts payable mainly due to the extended payment term provided by suppliers for purchase of new household and other products.

Investing activities

For the years ended December 31, 2022 and 2023, our net cash used in investing activities was US$1.2 million and US$1.0 million, respectively, which was primarily attributable to purchase of new moulds and upgrades of production and research equipment. For the year ended December 31, 2024, our net cash used in investing activities was US$17.9 million, mainly due to (i) purchase of long-term fixed deposits of US$10.3 million, (ii) purchase of short-term fixed deposits of US$6.5 million and (iii) purchase of new moulds and upgrades of production and research equipment of US$1.1 million.

Financing activities

For the year ended December 31, 2022, our net cash provided from financing activities was US$4.4 million, which consisted of the proceeds from short-term bank borrowings of US$32.1 million, offset by repayments of short-term bank borrowings of US$27.7 million and payments for initial public offering costs of US$0.1 million.

For the year ended December 31, 2023, our net cash used in financing activities was US$4.7 million, which consisted of the repayments of short-term bank borrowings of US$36.2 million and payments for the offering costs of US$0.5 million, offset by proceeds from short-term bank borrowings of US$32.0 million.

For the year ended December 31, 2024, our net cash provided from financing activities was US$1.5 million, which consisted of (i) proceeds from short-term bank borrowings of US$30.7 million, (ii) proceeds from issuance of new shares of US$4.3 million, which was offset by (iii) repayments of short-term bank borrowings of US$33.1 million and (iv) payments for initial public offering costs of US$0.4 million.

Capital expenditures

Our capital expenditures are incurred primarily in connection with purchase of moulds for production, upgrades of production equipment, purchases of motor vehicles and electronic and other equipment for office use, and office renovation. Our capital expenditures were US$1.2 million, US$1.0 million and US$1.1 million for the years ended December 31, 2022, 2023 and 2024, respectively. We will continue to make capital expenditures to support the expected growth of our business.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2024:

	Payment Due by Period
		Less than
	Total	1 year	1 – 3 years	3 – 5 years
		(in USD in thousand)
Borrowings	$23,438	$23,438	$-	$-
Lease obligations	3,463	1,133	1,330	1,000
Total	$26,901	$24,571	$1,330	$1,000

Capital commitments are commitments in relation to the purchase of property and equipment including leasehold improvements. Operating lease obligations consist of leases in relation to certain offices and buildings, plants and other property for our sales and after-sales network.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024.

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

D. Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, at the balance sheet date, and revenues and expenses during the reported periods. Significant accounting estimates include but not limited to allowance for credit losses, impairment provision for inventories, useful lives and impairment of long-lived assets, determination of the fair value of derivative instruments and derivative liability arising from foreign exchange forward contracts, accounting for deferred income taxes and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Accounts receivable, net

Accounts receivables are recognized in the period when we have provided services to its customers and when its right to consideration is unconditional. We adopted ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”) on January 1, 2023 using the modified retrospective transition approach. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of the new standard did not have a material effect on the our consolidated financial statements.

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

Inventories, net

Inventories, primarily consisting of raw materials, goods in transit, worked in progress and finished goods, are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using the weighted average cost method. We write down the cost of obsolete and slow-moving inventories to the estimated net realizable value, based on inventory obsolescence trends, historical experience, forecasted consumer demand and application of the specific identification method.

Derivative instruments

Our derivative instruments consist of foreign currency forward contracts that we enter into as firm commitments to exchange a specific number of foreign currencies for RMB at a predetermined exchange rate on a specified future date without initial investment but a deposit required. This instrument is used to manage the volatility of changes of exchange rates. We consider that the foreign currency forward contract does not meet the criteria for designated hedging instruments and hedged transactions to qualify for cash flow hedge or fair value hedge accounting. The foreign currency forward contracts therefore are accounted for as derivative instruments, with fair value changes reported as fair value change of derivative instruments in the consolidated statements of income and other comprehensive income.

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

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows was largely independent of the cash flows of other assets and liabilities (the asset group), and secondly comparing the carrying value of the asset group to the estimated undiscounted future cash flows expected to result from the use of the asset group and its eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the asset group, we would recognize an impairment loss, which is the excess of carrying amount over the fair value of the asset group, using the expected future discounted cash flows. No impairments of long-lived assets were recognized as of December 31, 2022, 2023 and 2024.

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

We usually enter into sales orders with customers or receives online sales orders, in which we identify the only performance obligation is to transfer the promised products stated in the sales order. We perform shipping services before the products are delivered at the designated place. Shipping service is determined as an activity to fulfill our promise to transfer the products, rather than another distinct performance obligation as it is performed before the customers obtain control of the products. In the normal course of business, our warranties are limited to product specifications, and we do not accept product returns unless the item is defective as manufactured. Accordingly, warranty costs are treated as a cost of fulfillment subject to accrual, rather than a performance obligation. We establish provisions for both estimated returns and warranties when revenue is recognized.

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

Disaggregation of Revenue

We disaggregate our revenue from contracts by sales channel and region, as we believe it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. Our disaggregation of revenues for the years ended December 31, 2022, 2023 and 2024 are disclosed in Note 15 of our consolidated financial statements included elsewhere in this annual report.

Contract balance

When either party to a revenue contract has performed, we present the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between our performance and the customer’s payment. We merely incur cost to obtain a contract with a customer. We present any unconditional rights to consideration separately as a receivable. We do not have any contract asset.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. We believe there were no uncertain tax positions as of December 31, 2023 and 2024, respectively.

Our affiliated entities in Mainland PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($15,000). In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. Results of operations of our affiliated entities in Mainland PRC for the years ended December 31, 2022, 2023 and 2024, remain open for statutory examination by PRC tax authorities.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Mr. Weidong Gu	55	Chairman of the Board of Directors
Mr. Shaofang Weng	53	Chief Executive Officer and Director
Mr. Quanmao Zhou	34	Chief Financial Officer
Mr. Zhisheng Cheng	45	Vice President
Mr. Qilong Yang	51	Vice President
Ms. Yu Xiang	42	Independent Director
Ms. Fenglei Jiang	57	Independent Director
Mr. Xinwei Xie	50	Independent Director

The following is a brief biography of each of our executive officers and directors:

Mr. Weidong Gu is one of our founders and has served as our director since inception and our chairman of the board of directors since April 2020. Mr. Gu has extensive experience as an engineer and possesses more than 21 years of experience in the compatible toner cartridge industry. In 2011, Mr. Gu co-founded our Company, and since then, he has been overseeing our Company’s corporate strategic planning and business development, and managing our day-to-day business operations. Prior to founding our Company, from October 2002 to December 2010, Mr. Gu worked as the manager of the engineering department and deputy general manager of Zhuhai Seine Technology Co., Ltd., responsible for managing the manufacturing and research and development operations. Prior to October 2002, Mr. Gu was involved in engineering work in several companies. Mr. Gu received a bachelor’s degree in radio engineering from Xiangtan University in the PRC in 1991. He obtained an intermediate engineer qualification in August 1999.

Mr. Shaofang Weng is one of our founders and has served as our director and chief executive officer since April 2020. Mr. Weng has over 20 years of experience in financial accounting and control. Mr. Weng served as a financial controller of Jiangxi Yibo from February 2012 to April 2020. From June 2007 to December 2010, Mr. Weng served as the executive director of Dongguan Pudao Consulting Co., Ltd., a company that provides tax and financing services for small and medium enterprises. Prior to that, Mr. Weng served as finance manager and deputy general manager of Guangzhou Tianyue Communication Technology Development Co., Ltd. from November 2003 to June 2007. Mr. Weng received a bachelor’s degree in accounting in 1995 and a master’s degree in accounting in 2002 from Jiangxi University of Finance and Economics. Mr. Weng has been a member of The Chinese Institute of Certified Public Accountants since December 1998.

Mr. Quanmao Zhou has served as our chief financial officer since October 2021. Mr. Quanmao Zhou joined our group in July 2018 as the financial manager of Jiangxi Yibo and currently serves as the financial controller of Jiangxi Yibo. From July 2011 to June 2018, Mr. Quanmao Zhou served at multiple positions at Hisense Group consecutively, including as an accounting supervisor at Qingdao Hisense International Co., Ltd., the financial controller at a subsidiary of the group in Spain, and the financial controller at a subsidiary of the group in Mexico. Mr. Quanmao Zhou obtained his bachelor’s degree with dual major in finance and accounting from Xi’an Jiaotong University in the PRC in 2011.

Mr. Zhisheng Cheng is one of our founders and has served as our vice president since April 2020. Mr. Cheng has had extensive experience in product development. Mr. Cheng has been with us since March 2011 and has since served as the director of technology and the deputy general manager of Jiangxi Yibo. Prior to founding our Company, from January 2007 to February 2011, Mr. Cheng worked as the director of the technology department of Zhuhai Seine Technology Co., Ltd. Prior to that, Mr. Cheng worked as the head of research and development at Zhuhai Ninestar Electronic Technology Co., Ltd. from July 2004 to January 2007. Mr. Cheng received a bachelor’s degree in mechanical design and manufacture from Hubei University of Technology in the PRC in 2004.

Mr. Qilong Yang is one of our founders and has served as our vice president since April 2020. Mr. Yang has had extensive experience in manufacturing management and operation. Mr. Yang has been with us since July 2011 and has since served as the deputy general manager of Jiangxi Yibo. Prior to that, Mr. Yang worked at Zhuhai Ninestar Eletronic Technology Co., Ltd. from October 2001 to August 2009 as the supervisor and manager of quality control department and from September 2009 to July 2011 as the assistant to the general manager. Mr. Yang graduated from Sichuan Three Gorges College in the PRC in 1996 with an area of study in computer information management.

Ms. Yu Xiang has served as our independent director since January 2024. Since November 2023, Ms. Yu Xiang has served as the chief financial officer of Scage International Limited, a company focusing on the development and commercialization of heavy-duty new energy vehicle trucks and e-fuel solutions, where she oversees the financial operations of the company, and coordinates the company’s financing and listing efforts. From January 2021 to February 2025, Ms. Xiang served as a partner of Guangzhou Jingtian Enterprise management Consulting Services Co., Ltd., providing financial advisory services for China-based companies listed on overseas stock markets. From April 2008 to October 2020, Ms. Yu Xiang served as a managing director of Marcum Asia LLP (formerly Marcum Bernstein & Pinchuk LLP), responsible for providing audit and assurance services to clients and leading the operation of south China regional office. From October 2005 to April 2008, Ms. Xiang served as a senior associate of PricewaterhouseCoopers Zhong Tina LLP in Guangzhou, China, providing audit assurance services to clients. Ms. Xiang obtained her bachelor’s degree in accounting from Nanjing Audit University in the PRC in 2005 and is a member of American Institute of Certified Public Accountants and Association of Chartered Certified Accountants.

Ms. Fenglei Jiang has served as our independent director since June 2021. Ms. Fenglei Jiang has had extensive experience in engineering and business management. From April 2005 to September 2020, Ms. Fenglei Jiang served as an executive director and the general manager at Zhongshan Wanjing Technology Development Co., Ltd., responsible for overseeing the daily operations of the company. Ms. Fenglei Jiang received a bachelor’s degree in metal material and heat treatment from Beihang University in the PRC in 1988 and an MBA degree from Guanghua School of Management, Peking University in the PRC in 2006.

Mr. Xinwei Xie has served as our independent director since June 2021. Mr. Xie has extensive experience in information technology and e-commerce. Since July 2015, Mr. Xie has served as the chief technology officer and director of Hainan Yinghai Network Technology Co., Ltd., where he was responsible for participating and managing the research and development project of the company. Since October 2010, Mr. Xie has been an executive director at Shanghai Highdata Technology Co., Ltd., a medical information company, where he was responsible for participating in the research and development projects of the company. Mr. Xie received a bachelor’s degree in business information management from Hangzhou College of Commerce of the Zhejiang Gongshang University in the PRC in 1995.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix

Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	1	0	3
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	4

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

B. Compensation

For the year ended December 31, 2024, we paid an aggregate of approximately RMB2.07 million (US$0.29 million) in cash to our executive officers and directors and we paid an aggregate of approximately RMB0.28 million (US$0.04 million) in compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

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

Although under Cayman Islands law, a controlling shareholder of a Cayman Islands company does not owe fiduciary duties to the company or its minority shareholders, a controlling shareholder who serves as a director of a company owes fiduciary duties in his capacity as a director to such company, for as long as he or she serves on the company’s board of directors. Certain shareholders of our controlling shareholder serve on our board of directors and, as a result, owes the aforementioned fiduciary duties to us.

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

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity, or until their respective successors have been elected and qualified or he or she is removed from office pursuant to any other provisions of our amended and restated memorandum and articles of association.

A director will also vacate his office as a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or becomes of unsound mind, (iii) resigns his office by notice in writing, (iv) without special leave of absence from our board, is absent from meetings of our board for six consecutive months and our board resolved that his office be vacated.

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

A general notice by any director to the effect that he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement with that company or firm, shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest.

After such general notice, special notice relating to any particular transaction shall not be required. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein. If he does so his vote shall be counted, and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered.

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

Foreign Private Issuer Status

As a foreign private issuer, we are exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers and are not required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. We are permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

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

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

The table below sets forth the related parties and their relationships with the Group who had transaction with the Group for the years ended December 31, 2022, 2023 and 2024:

Name	Relationship
Mr. Weidong Gu	Founder and chairman of the board of directors of the Company
Mr. Zhisheng Cheng	Vice president of the Company
Mr. Xingzhi Huang	Shareholder of the Company
Xinyu High-Tech Investment Co., Ltd.	Shareholder of the Company

Related party transactions

The transactions of related parties are as follows:

	For the years ended December 31,
	2022	2023	2024
	(in USD in thousands)
Guarantee provided for bank short-term borrowings:
Mr. Weidong Gu – Bank of China	$14,390	$14,124	$9,737
Mr. Weidong Gu – Xinyu Rural Commercial Bank	4,317	4,237	4,173
Mr. Weidong Gu – Agricultural Bank of China	4,317	—	3,478
Mr. Zhisheng Cheng – Bank of China	14,390	14,124	9,737
Mr. Xingzhi Huang – Bank of China	14,390	14,124	9,737
Mr. Xingzhi Huang – Agricultural Bank of China	4,317	—	3,478
Xinyu High-Tech Investment Co., Ltd. – Export-Import Bank of China Jiangxi Branch	6,619	6,497	6,051

Rental income:
Xinyu High-Tech Investment Co., Ltd.	$—	$69	$102

Mr. Weidong Gu, Mr. Zhisheng Cheng and Mr. Xingzhi Huang also provided guarantees with their respective personal property for notes payable credited by Xinyu Rural Commercial Bank Gaoxin Branch, Agricultural Bank of China Xinyu Branch and Bank of China Xinyu Branch.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

On November 12, 2021, ML Products, Inc. filed a complaint with the United States District Court for the Central District of California against Aster US, a subsidiary of the Company, and five other defendants, claiming that Aster US (i) violated the Lanham Act by conducting false advertising, (ii) violated the California Business and Professions Code §17200 by engaging in unfair competition, and (iii) violated the California Business and Professions Code §17500 by conducting false advertisement. On February 9, 2022, Aster US filed a motion to dismiss the complaint with the court. On September 27, 2023, the court ruled on our motion to dismiss, granting our motion in part. On October 12, 2023, ML Products filed a revised complaint and we filed an answer on December 8, 2023. Currently, this case is under the discovery phase. If the reviewing court determines that these claims are successfully established, monetary relief or injunctive relief may be granted to the plaintiff. We believe this lawsuit is without merit and we are defending ourselves vigorously. There is uncertainty, however, regarding the ultimate resolution of this lawsuit. We maintain liability insurance, pursuant to which we are presently seeking confirmation by the provider to determine if our policy entitles us to receive liability coverage or contribution towards our related legal expenses and fees. However, since this case is still in its early stage, we are not able to predict the scale of liability, if any, potential monetary impact or outcome of this case at this time.

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

Exempted Company

We are an exempted company with limited liability under the Companies Act of the Cayman Islands. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members to inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently comply with and intend to continue complying with the Nasdaq Rules in lieu of following home country practice. The Nasdaq Rules require that every company listed on the Nasdaq hold an annual general meeting of shareholders. In addition, our articles of association allow directors to call special meetings of shareholders pursuant to the procedures set forth in our articles.

Differences in Corporate Law

The Companies Act is derived, to a large extent, form the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved, (i) in the case of a shareholder scheme, by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and, (ii) in the case of a creditor scheme only a majority in number of each class of creditors with whom the arrangement is to be made and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

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

Cayman Islands law does not allow our shareholders to requisition a shareholders’ meeting. However, our amended and restated articles of association provides that any one or more members holding at the date of deposit of the requisition not less than one third of the paid up capital of the Company carrying the right of voting at general meetings of the Company shall at all times have the right, by written requisition to the board of directors or the secretary of the Company, to require an extraordinary general meeting to be called by the board of directors for the transaction of any business permitted by Article 58(3) as specified in such requisition; and such meeting shall be held within two (2) months after the deposit of such requisition. If within twenty one (21) days of such deposit the Board fails to proceed to convene such meeting the requisitionist(s) himself (themselves) may do so.

A meeting requisitioned under our articles of association shall not be permitted to consider or vote upon (1) any resolutions with respect to the election, appointment or removal of directors or with respect to the size of the board of directors, unless such proposal is first approved by the nominating and corporate governance committee of the board of directors; or (2) any special resolutions or any matters required to be passed by way of special resolution pursuant to our articles of association or the Companies Act. Other than by way of requisition under Article 58(2) of our articles of association, members have no right to propose resolutions or other business to be considered and voted upon at any general meeting of the Company. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our articles of association require us to call such meetings every year.

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

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands by a special resolution or its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

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

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our memorandum and articles of association may only be amended by special resolution of our shareholders.

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

In April 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Mainland PRC-controlled enterprise that is incorporated offshore is deemed to be located in Mainland China. Although SAT Circular 82 only applies to offshore enterprises controlled by Mainland PRC enterprises or Mainland PRC enterprise groups, not offshore enterprises controlled by Mainland PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises.

According to SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a Mainland PRC tax resident by virtue of having a “de facto management body” in Mainland China and will be subject to Mainland PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of Mainland China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of Mainland China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of Mainland China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of Mainland China.

The Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation), or Bulletin 45, further clarifies certain issues related to the determination of tax resident status. Bulletin 45 also specifies that when provided with a resident Chinese-controlled, offshore-incorporated enterprise’s copy of its recognition of residential status, a payer does not need to withhold a 10% income tax when paying certain Mainland PRC-source income, such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise.

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

According to the Announcement on Several Issues Concerning Enterprise Income Tax for Indirect Transfer of Assets by Non-Resident Enterprises, or Circular 7, which was promulgated by the SAT and became effective on February 3, 2015, if a non-resident enterprise transfers the equity interests of a Mainland PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a Mainland PRC resident enterprise in the public securities market) without a reasonable commercial purpose, PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer may be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to Mainland PRC withholding tax at a rate of up to 10%.

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

Material U.S. Federal Income Tax Consequences

The following brief discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A ordinary shares by a U.S. Holder (as defined below) that acquires our Class A ordinary shares and holds our Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our Class A ordinary shares. The following brief summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

General

For purposes of this brief discussion, a “U.S. Holder” is a beneficial owner of our Class A ordinary shares that is, for U.S. federal income tax purposes:

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

Passive Foreign Investment Company (“PFIC”) Consequences

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raised in our previous securities offerings will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations, current and projected income and assets, and the composition of our income and assets (taking into account the current and expected income generated from our investment products purchased from banks), we believe that we are not a PFIC for the current taxable year or the foreseeable future under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, there can be no assurance with respect to our status as a PFIC for any future taxable years. Depending on our assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A ordinary shares. Accordingly, fluctuations in the market price of the Class A ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A ordinary shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Class A ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A ordinary shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A ordinary shares.

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A ordinary shares as of the close of such taxable year over your adjusted basis in such Class A ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A ordinary shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A ordinary shares. Your basis in the Class A ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed below under “— Taxation of Dividends and Other Distributions on our Class A ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Class A ordinary shares continue to be regularly traded on Nasdaq and if you are a holder of Class A ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A ordinary shares, including regarding distributions received on the Class A ordinary shares and any gain realized on the disposition of the Class A ordinary shares.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is not income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they continue to be listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. We did not issue any dividends in the current taxable year. You are urged to consult your tax advisors regarding the availability of the lower rate for any dividends paid with respect to our Class A ordinary shares, including the effects of any change in law after the date of this annual report.

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

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. We did not issue any dividends in the current taxable year.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A ordinary shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

We derive a substantial portion of our revenue in US$ and Euro. Foreign exchange rate fluctuations may adversely affect our business and performance. Our sales are predominantly denominated in US$ and Euro while our costs are mostly denominated in RMB. The exchange rates between US$, Euro and RMB are subject to continuous movements affected by international political and economic conditions and changes in the PRC government’s economic and monetary policies. As we derive a substantial portion of our revenue in US$ and Euros while a substantial portion of our costs are denominated in RMB, appreciation of RMB against US$, which is our reporting currency, will therefore directly decrease our profit margin if the operating subsidiaries are unable to increase the selling prices of their products accordingly. If the operating subsidiaries increase the selling prices of their products as a result of the appreciation of the RMB against the relevant foreign currencies, there will be a loss of price advantage in the markets.

In addition, we are subject to translation risks as our consolidated financial statements are reported in US$ while the financial statements of some operating subsidiaries are prepared in RMB and Euros, the currency of the primary economies in which our operations are based. We recorded a currency translation gain of US$1.5 million, US$0.2 million and US$0.1 million for the years ended December 31, 2022, 2023 and 2024, respectively. Accordingly, we may incur currency translation losses or gains due to translation of functional currency into the presentation currency which may adversely affect our financial position.

Credit Risk

Financial instruments that potentially subject us to significant concentration of credit risk consist primarily of cash and cash equivalent, restricted cash and accounts receivable. As of December 31, 2023 and 2024, the aggregate amounts of cash and cash equivalent and restricted cash of US$53.9 million and US$17.9 million, respectively, were held at major financial institutions located in the mainland China, and each bank account is insured by the government authority with the maximum limit of RMB500,000 (equivalent to $70,950). The aggregate amounts of cash and cash equivalent and restricted cash of US$10.3 million and US$28.0 million were deposited with major financial institutions located outside the mainland China as of December 31, 2023 and 2024, respectively. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Inflation Risk

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percentile changes in the consumer price index for the years ended December 31, 2023 and 2024 was increases of 0.2% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File Number 333- 263602), as amended, which was declared effective by the SEC on January 24, 2024, for our initial public offering, which closed on January 29, 2024. We issued and sold an aggregate of 1,250,000 Class A ordinary shares, at a price of $4.00 per share with gross proceeds of $5.00 million. US Tiger Securities, Inc. was the underwriter of our initial public offering.

We incurred approximately $2,788,158 in expenses in connection with our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from our initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

Net proceeds raised from our initial public offering were approximately $1.81 million after deducting underwriting discounts and the offering expenses payable by us. For the period from the effectiveness of the registration statement on Form F-1 to the date of this annual report, we used approximately US$1.25 million for general corporate purposes. We intend to use the proceeds from our initial public offering for general corporate purposes and any other purposes as determined by our management from time to time.

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

Based upon that evaluation, our management has concluded that, due to the material weakness identified below, as of December 31, 2024, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”) and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all potential misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was ineffective as of December 31, 2024 because of the material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relate to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of accounting principles generally accepted in the United States of America (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

In response to the material weaknesses identified, we are in the process of implementing a number of measures, which will include: (a) hiring financial reporting and accounting personnel with adequate experience of U.S. GAAP and SEC reporting and compliance requirements, and (b) continuing our efforts to set up the internal audit department, and enhance the effectiveness of the internal control system.

Notwithstanding the identified material weaknesses, management, including our chief executive officer and chief financial officer, believes the consolidated financial statements included in this annual report on Form 20-F present fairly, in all material respects, our financial condition, results of operations, and cash flows in conformity with U.S. GAAP.

We plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and strengthening corporate governance.

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

Changes in Internal Control over Financial Reporting

We are currently in the process of remediating the material weakness described above. In the fiscal year ending December 31, 2025, we will continue to implement additional measures to remediate it. Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Ms. Yu Xiang qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Ms. Yu Xiang satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by HTL International, LLC and TPS Thayer LLC, our independent registered public accounting firms for the periods indicated.

HTL International, LLC

	For the years ended December 31,
	2023	2024
	(in USD in thousands)
Audit fees (1)	$0.00	$250.00
Audit-related fees (2)
Tax fees (3)
All other fees
Total	$0.00	$250.00

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.

(2)	Audit related fees include the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees.

(3)	Tax fees represent the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

TPS Thayer LLC

	For the years ended December 31,
	2023	2024
	(in USD in thousands)
Audit fees (1)	$300.00	$50.00
Audit-related fees (2)	31.00	0.00
Tax fees (3)	0.00	0.00
All other fees	0.00	0.00
Total	$331.00	$50.00

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.

(2)	Audit related fees include the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees.

(3)	Tax fees represent the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for our Company during the two most recent fiscal years or any subsequent interim period except as previously reported in our Form 6-K filed with the SEC on December 27, 2024. There have been no disagreements of the type required to be disclosed by Item 16F(b).

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Item 16J. INSIDER TRADING POLICIES.

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is filed as an exhibit to this annual report.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Planet Image International Limited and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Registrant (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
2.1	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
2.2	Form of Representative’s Warrants (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
2.3	Description of Securities (incorporated by reference to Exhibit 2.3 of our annual report on Form 20-F (File No. 001-41928) filed with the Securities and Exchange Commission on April 29, 2024)
4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
4.2	Form of Employment Agreement between the Registrant and each of its executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
4.3	English translation of Form of Procurement Agreement between Jiangxi Yibo and its suppliers (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
4.4	English translation of Form of Sales Order between the Registrant’s Offshore Subsidiaries and its customers (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
4.5	Form of Rebate Agreement between Aster US and its customers (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
4.6*	Form of Product Sales and Purchase Order between Yantuo and Household Product Suppliers
4.7	English translation of Procurement Agreement with Hubei Dinglong Holdings Co., Ltd., dated January 1, 2023 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
4.8*	English translation of Loan Agreement between Jiangxi Yibo and the Agricultural Bank of China dated April 25, 2024
4.9*	English translation of Loan Agreement between Jiangxi Yibo and the Export Import Bank of China, dated September 14, 2024
4.10*	English translation of Loan Agreement between Jiangxi Yibo and Bank of China, July 5, 2024
4.11*	English translation of Loan Agreement between Jiangxi Yibo and Bank of China, July 8, 2024
4.12*	English translation of Loan Agreement between Jiangxi Yibo and Agricultural Bank of China Xinyu Branch, dated January 2, 2025
4.13*	English translation of Loan Agreement between Jiangxi Yibo and Xinyu Rural Commercial Bank Gaoxin Branch, dated January 14, 2025
4.14	English Translation of Letter of Guarantee by Planet Image International Limited to Industrial and Commercial Bank of China, dated February 24, 2025 (incorporated by reference to Exhibit 1.1 of our current report on Form 6-K (File No. 001-41928) filed with the Securities and Exchange Commission on March 12, 2025)

4.15	English Translation of Letter of Guarantee by Planet Image International Limited to Bank of China, dated March 11, 2025 (incorporated by reference to Exhibit 1.2 of our current report on Form 6-K (File No. 001-41928) filed with the Securities and Exchange Commission on March 12, 2025)
4.16*	English translation of Loan Agreement between Jiangxi Yibo and Industrial and Commercial Bank of China Xinyu Branch, dated March 13, 2025
4.17*	English translation of Loan Agreement between Jiangxi Leibotai and Bank of China Xinyu Branch, dated March 18, 2025
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
11.1	Form of Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
11.2*	Insider Trading Policy of the Registrant
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of JunHe LLP
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F (File No. 001-41928) filed with the Securities and Exchange Commission on April 29, 2024)
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Planet Image International Limited

	By:	/s/ Shaofang Weng
Shaofang Weng
Chief Executive Officer and Director

Date: March 28, 2025

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

Sugar Land, TX

04/29/2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Planet Image International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Planet Image International Limited (the “Company”) as of December 31, 2024, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024, and the consolidated results of its operations and its consolidated cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ HTL International, LLC

HTL International, LLC

We have served as the Company’s auditor since 2024

Houston, TX

March 28, 2025

PLANET IMAGE INTERNATIONAL LIMITED
CONSOLIDATED BALANCE SHEETS
(Amount in thousands of U.S. dollars, except for share and per share data)

	As of December 31,
	2023	2024
Assets
Current assets:
Cash and cash equivalents	$45,126	$42,997
Restricted cash	19,040	2,889
Short-term investments	—	6,464
Accounts receivable, net	31,302	31,640
Inventories, net	17,451	20,616
Prepaid expenses and other current assets	5,670	10,916
Total current assets	118,589	115,522

Non-current assets:
Property, plant and equipment, net	8,509	8,200
Right-of-use assets, net	1,874	3,228
Deferred tax assets, net	1,036	1,528
Long-term investments	—	10,293
Other non-current assets	259	151
Total non-current assets	11,678	23,400
TOTAL ASSETS	$130,267	$138,922

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Short-term borrowings	$26,222	$23,438
Accounts payable	22,513	26,058
Bank acceptance notes payable	13,279	13,753
Amounts due to related parties – current	260	155
Accrued expenses and other current liabilities	14,707	13,239
Derivative liabilities	2,259	26
Operating lease liabilities – current	1,257	1,027
Taxes payable	1,872	2,168
Total current liabilities	82,369	79,864

Non-current liabilities:
Operating lease liabilities – non-current	683	2,172
Total non-current liabilities	683	2,172
TOTAL LIABILITIES	$83,052	$82,036

Commitments and Contingencies

Mezzanine equity
Redeemable ordinary shares (10,526,300 Class A ordinary shares issued and outstanding at approximately $1.34 per share as of December 31, 2023 and nil Class A ordinary shares issued and outstanding as of December 31, 2024, respectively)*	14,104	—

Shareholders’ equity
Preferred shares (par value of HK$0.0001 per share; 800,000,000 preferred shares authorized, nil preferred shares issued and outstanding as of December 31, 2023 and 2024, respectively)	—	—
Class A ordinary shares (par value of HK$0.0001 per share; 2,000,000,000 Class A ordinary shares authorized, 15,789,500 and 27,565,800 Class A ordinary shares issued and outstanding as of December 31, 2023 and 2024, respectively)*	—	1
Class B ordinary shares (par value of HK$0.0001 per share; 1,000,000,000 Class B ordinary shares authorized, 26,315,800 Class B ordinary shares issued and outstanding as of December 31, 2023 and 2024, respectively)*	1	1
Additional paid-in capital	833	17,405
Statutory reserve	3,193	3,193
Retained earnings	26,024	33,138
Accumulated other comprehensive income	3,060	3,148
Total shareholders’ equity	33,111	56,886
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$130,267	$138,922

*	The amounts of Class A and Class B ordinary shares are rounded, with a difference no more than $0.4 from the absolute amount.

The accompanying notes are an integral part of these consolidated financial statements.

PLANET IMAGE INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amount in thousands of U.S. dollars, except for share and per share data)

	For the years ended December 31,
	2022	2023	2024
Net revenues	$142,131	$150,222	$149,828
Cost of revenues	(87,108)	(91,251)	(97,542)
Gross profit	55,023	58,971	52,286

Operating expenses:
Selling expenses	(29,297)	(30,566)	(30,845)
General and administrative expenses	(7,614)	(9,042)	(8,324)
Research and development expenses	(6,780)	(6,636)	(6,221)
Total operating expenses	(43,691)	(46,244)	(45,390)

Income from operations	11,332	12,727	6,896

Other income (expenses):
Other non-operating income, net	1,042	819	2,046
Government subsidy	1,150	505	901
Fair value loss on derivative instruments	(3,436)	(5,109)	(799)
Foreign exchange (loss) gain	(1,513)	212	(1,341)
Interest expense, net	(1,195)	(540)	(175)
Total other (expenses) income, net	(3,952)	(4,113)	632

Income before income tax expense	7,380	8,614	7,528
Income tax expense	(139)	(840)	(414)
Net income	7,241	7,774	7,114

Other comprehensive income
Foreign currency translation adjustment	1,468	274	88
Total comprehensive income	$8,709	$8,048	$7,202

Net income per share
Basic and Diluted	$0.17	$0.18	$0.13
Weighted average shares
Basic and Diluted	42,105,300	42,105,300	52,900,242

The accompanying notes are an integral part of these consolidated financial statements.

PLANET IMAGE INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amount in thousands of U.S. dollars, except for share and per share data)

	Class A		Class B		Additional			Accumulated other	Total
	Ordinary shares*		Ordinary shares*		paid-in	Statutory	Retained	comprehensive	shareholder’s
	Share	Amount	Share	Amount	capital	reserve	earnings	Income	Equity
Balance as of December 31, 2021	15,790	—	26,316	1	833	1,646	12,556	1,318	16,354
Net income	—	—	—	—	—	—	7,241	—	7,241
Foreign currency translation adjustment	—	—	—	—	—	—	—	1,468	1,468
Appropriation to statutory reserve	—	—	—	—	—	478	(478)	—	—
Balance as of December 31, 2022	15,790	—	26,316	$1	$833	2,124	$19,319	$2,786	$25,063
Net income	—	—	—	—	—	—	7,774	—	7,774
Foreign currency translation adjustment	—	—	—	—	—	—	—	274	274
Appropriation to statutory reserve	—	—	—	—	—	1,069	(1,069)	—	—
Balance as of December 31, 2023	15,790	—	26,316	$1	$833	3,193	$26,024	$3,060	$33,111
Net income	—	—	—	—	—	—	7,114	—	7,114
Issuance of new shares	1,250	—	—	—	4,305	—	—	—	4,305
Transfer of Mezzanine equity	10,526	1	—	—	14,103	—	—	—	14,104
Offering cost incurred for initial public offering	—	—	—	—	(1,836)	—	—	—	(1,836)
Foreign currency translation adjustment	—	—	—	—	—	—	—	88	88
Appropriation to statutory reserve	—	—	—	—	—	—	—	—	—
Balance as of December 31, 2024	27,566	1	26,316	$1	$17,405	3,193	$33,138	$3,148	$56,886

*	The amounts of Class A and Class B ordinary shares are presented in thousand and are rounded, with a difference no more than $0.4 from the absolute amount.

The accompanying notes are an integral part of these consolidated financial statements.

PLANET IMAGE INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in thousands of U.S. dollars, except for share and per share data)

	For the years ended December 31,
	2022	2023	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,241	$7,774	$7,114
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Change in allowance for credit loss	(417)	(13)	120
Inventory write-down	576	675	548
Depreciation and amortization	1,206	1,285	1,092
Amortization of right-of-use assets	1,190	1,249	1,290
Loss on the disposal of property and equipment	6	195	171
Unrealized exchange losses	—	—	660
Fair value loss (gain) on derivative instruments	1,738	547	(2,233)
Deferred income tax expenses	(93)	(246)	(492)
Changes in operating assets and liabilities
Accounts receivable	1,934	(6,386)	(1,025)
Inventories	1,688	2,826	(3,584)
Prepaid expenses and other current assets	(1,689)	1,581	(6,632)
Other non-current assets	(104)	93	108
Accounts payable	(3,914)	5,233	3,022
Bank acceptance notes payable	247	1,417	473
Amount due to related parties	—	260	(105)
Accrued expenses and other current liabilities	(254)	1,558	(1,542)
Operating lease liabilities	(1,217)	(1,219)	(1,427)
Taxes payable	(686)	1,066	296
Net cash provided by (used in) operating activities	7,452	17,895	(2,146)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for acquisition of property, plant and equipment	(1,178)	(995)	(1,128)
Purchase of short-term investments	—	—	(6,464)
Purchase of long-term investments	—	—	(10,293)
Proceeds from disposal of property, plant and equipment	—	8	2
Net cash used in investing activities	(1,178)	(987)	(17,883)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	32,140	31,991	30,721
Repayments of bank loans	(27,653)	(36,241)	(33,132)
Net proceeds from initial public offering	—	—	4,305
Payments of offering costs	(100)	(479)	(417)
Net cash provided by (used in) financing activities	4,387	(4,729)	1,477

Effect of exchange rate changes	882	(711)	272

Net increase (decrease) in cash and cash equivalents and restricted cash	11,543	11,468	(18,280)
Cash and cash equivalents and restricted cash, at beginning of year	41,155	52,698	64,166
Cash and cash equivalents and restricted cash, at end of year	$52,698	$64,166	$45,886

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	$366	$120	$553
Cash paid for interest	$1,496	$1,273	$1,001

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:
Obtaining right-of-use assets in exchange for operating lease liabilities	$374	$105	$2,686

The accompanying notes are an integral part of these consolidated financial statements.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Principal activities

Planet Image International Limited (“Planet Image” or the “Company”) was incorporated in the Cayman Islands on August 5, 2019 under the Cayman Islands Companies Act. The Company, through its consolidated subsidiaries (collectively, the “Group”), is principally engaged in the manufacturing and sale of compatible toner cartridges with its manufacturing facilities based in the People’s Republic of China (the “PRC” or “China”). The majority of the Company’s products are sold in North America and Europe, including on an original design manufacturer (“ODM”) basis and throughout distributors or online sales.

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

Prior to the Reorganization (as defined below) described below, Jiangxi Yibo was controlled by several individual shareholders. A reorganization of the Company’s legal structure (“Reorganization”) was completed in March 2020. The Reorganization involved the following major events:

●	Formation of Planet Image, Aster BVI, Aster Industrial, Lucky Knot, Aster HK and Aster Online;

●	Transfer of 95% equity interests of Jiangxi Yibo from several of its former shareholders to Aster HK and 5% equity interests of Jiangxi Yibo from a former shareholder to Aster Online and then to Aster HK, and as a result, Jiangxi Yibo became a wholly-owned subsidiary of Aster HK; meanwhile the total consideration of $15,083 (RMB100,000) that received by the former shareholders of Jiangxi Yibo was not injected to the Company during the Reorganization and was deemed as a return of capital that led to their dilutive proportion of shareholding in the Company;

●	Transfer of 100% equity interests of Aster US and Aster NL to Aster BVI, and as a result Aster US and Aster NL became wholly-owned subsidiaries of Aster BVI; and

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(b)	Organization (cont.)

●	Transfer of 100% equity interests of Aster Supplies GmbH (“Aster Germany”), Aster Technology Italia S.R.L. (“Aster Italy”) and Aster Technology France (“Aster France”) to Aster NL, and as a result Aster Germany, Aster Italy and Aster France became wholly-owned subsidiaries of Aster NL.

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

As of December 31, 2024, the details of the Company’s subsidiaries are as follows. All subsidiaries of the Group are all wholly-owned by the Company through equity investment.

Entity	Date of incorporation	Place of incorporation	Percentage of direct ownership	Principal activities
Aster BVI	February 25, 2011	BVI	100%	Investment holding
Lucky Knot Limited	July 18, 2019	BVI	100%	Investment holding
Aster Industrial Limited	August 8, 2019	BVI	100%	Investment holding
Aster Online	August 15, 2019	Hong Kong	100%	Investment holding
Aster HK	August 16, 2019	Hong Kong	100%	Sales of compatible toner cartridges
Aster Graphics, Inc. (“Aster U.S.”)	March 1, 2011	U.S.	100%	Sales of compatible toner cartridges in the U.S.
Aster NL	July 8, 2011	Netherlands	100%	Sales of compatible toner cartridges in Europe
Jiangxi Yibo	January 12, 2011	PRC	100%	Manufacture of compatible toner cartridges in the PRC
Aster Germany	September 25, 2018	Germany	100%	Sales of compatible toner cartridges in Europe
Aster Italy	May 7, 2018	Italy	100%	Sales of compatible toner cartridges in Europe
Aster France	April 3, 2019	France	100%	Sales of compatible toner cartridges in Europe
Jiangxi Leibotai Electronic Technology Co., Ltd (“Jiangxi Leibotai”)	June 26, 2012	PRC	100%	Provision of procurement services in the PRC
Yantuo (Guangdong) Technology Co., Ltd (“Yantuo”)(1)	April 8, 2013	PRC	100%	Provision of sales management services in the PRC
Planet Image International Electronic Technology Shenzhen Co., Ltd. (formerly known as Shenzhen Dinghong Shengda E-commerce Co., Ltd.)	February 28, 2020	PRC	100%	Provision of sales management services in the PRC
Aster Technology UK Ltd (“Aster UK”)	January 21, 2019	United Kingdom	100%	Sales of compatible toner cartridges in Europe
Peony Trade Co., Limited	March 9, 2020	Hong Kong	100%	Investment holding
White Poplar Co., Limited	March 9, 2020	Hong Kong	100%	Investment holding
Joyful Product Trade Co., Limited	March 9, 2020	Hong Kong	100%	Investment holding
Grand Future Trade Co., Limited	March 9, 2020	Hong Kong	100%	Investment holding
Oriental Poetry Co., Limited	March 5, 2020	Hong Kong	100%	Investment holding
Prosperity Product Trade Co., Limited	March 9, 2020	Hong Kong	100%	Investment holding
Atlantic Marketing Co., Limited	March 5, 2020	Hong Kong	100%	Investment holding

(1)	Aster UK is a directly wholly-owned subsidiary of Zhongshan Yantuo through equity investment.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

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

The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

As of December 31,
	2023	2024
Period end RMB: USD exchange rate	US$1=RMB7.0800	US$1=RMB7.1891
Period end EUR: USD exchange rate	US$1=EUR0.9009	US$1=EUR0.9615
Period end GBP: USD exchange rate	US$1=GBP0.7874	US$1=GBP0.7937

For the years ended December 31,
	2022	2023	2024
Average RMB: USD exchange rate	US$1=RMB6.7082	US$1=RMB7.0472	US$1=RMB7.1124
Average EUR: USD exchange rate	US$1=EUR0.9456	US$1=EUR0.9231	US$1=EUR0.9234
Average GBP: USD exchange rate	US$1=GBP0.8070	US$1=GBP0.8021	US$1=GBP0.7815

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(e)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, cash in bank, and fixed deposits with original maturities of less than three months. The Group maintains cash with various financial institutions primarily in China. All highly liquid investments with a stated maturity or lock-up period of three months or less from the date of purchase are classified as cash equivalents. As of December 31, 2023 and 2024, balances of cash and cash equivalents were $45,126 and $42,997, respectively. The Group has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

(f)	Restricted Cash

Restricted cash mainly represents security deposits held in bank accounts for bank acceptance notes and forward foreign currency exchange settlement, cash pledged as collateral for bank borrowings. Restricted cash is classified as current since all restrictions are within twelve months.

(g)	Investments

Investments consist primarily of short-term investments in fixed deposits between three months and one year, and long-term investments in fixed deposits over one year. The Group classifies the financial products as held-to-maturity securities. Investments in fixed deposits are measured at amortized cost, which is classified as held-to-maturity debt investments in accordance with ASC topic 310 (“ASC 310”), Receivables.

(h)	Accounts Receivable, net

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

(i)	Inventories, net

Inventories, primarily consisting of raw materials, goods in transit, worked in progress and finished goods, are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using the weighted average cost method. The Group writes down the cost of obsolete and slow-moving inventories to the estimated net realizable value, based on inventory obsolescence trends, historical experience, forecasted consumer demand and application of the specific identification method. As of December 31, 2023 and 2024, $1,435 and $1,165 was written down from the cost of inventories to their net realizable values, respectively.

(j)	Derivative instruments

The Group’s derivative instruments consist of foreign currency forward contracts that the Group enters into as firm commitments to exchange a specific number of foreign currencies for RMB at a predetermined exchange rate on a specified future date without initial investment but a deposit required. This instrument is used to manage the volatility of changes in exchange rates. Management considered that the foreign currency forward contract does not meet the criteria for designated hedging instruments and hedged transactions to qualify for cash flow hedge or fair value hedge accounting. The foreign currency forward contracts therefore are accounted for as derivative instruments, with fair value changes reported as fair value change of derivative instruments in the consolidated statements of income and other comprehensive income.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k)	Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Category	Estimated useful lives
Land use right	43 years
Buildings	20 years
Leasehold improvements	Lesser of useful life and lease term
Machinery and electronic equipment	2 – 10 years
Office equipment, furniture and fixtures	2 – 5 years
Automobile	3 – 10 years

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

(l)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows was largely independent of the cash flows of other assets and liabilities (the asset group), and secondly comparing the carrying value of the asset group to the estimated undiscounted future cash flows expected to result from the use of the asset group and its eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the asset group, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the asset group, using the expected future discounted cash flows. No impairments of long-lived assets were recognized as of December 31, 2022, 2023 and 2024.

(m)	Redeemable ordinary shares

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

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(n)	Bank acceptance notes payable

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

(o)	Fair value measurement

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

Financial assets and liabilities of the Group primarily consisted of cash and cash equivalents, restricted cash, accounts receivable, other receivables and derivative instruments, short-term borrowings, accounts payable, bank acceptance notes payable, other payables included in accrued expenses and other current liabilities. As of December 31, 2023 and 2024, the carrying amounts of financial instruments, except for derivative instruments, approximated to their fair values due to the short-term maturity of these instruments.

Financial asset and liabilities that are measured at fair value on a recurring basis consist of derivative instruments, which are comprised of foreign exchange forward contracts. Such derivate instruments are classified within Level II of the fair value hierarchy because they are floating income products linked to currency exchange rate. These instruments are not valued using quoted market prices, but can be valued based on other observable inputs, such as currency rates. As of December 31, 2023 and 2024, the fair value of derivative liabilities, classified within Level II, were $2,259 and $26, respectively.

The Group’s non-financial assets, such as property and equipment and land-use-right, would be measured at fair value only if they were determined to be impaired.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(p)	Commitments and contingencies

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

(q)	Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) from January 1, 2019 and the Company’s revenue recognition policies are presented as below.

The Group’s revenues are mainly generated from the sales of compatible toner cartridges through offline and online channels. The Group provides products: (i) to offline overseas customers who own their brands on an ODM basis; (ii) to offline overseas dealers who primarily sell its self-branded products and white-label products to end consumers; and (iii) directly to customers on a retail basis under its self-owned brands through online retail platforms. There is no major difference in terms of product capability between the Group’s ODM products, white-label products and self-own brand products, and the main difference lies in product packaging and pricing.

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

Disaggregation of Revenues

The Group disaggregates its revenues from contracts by sales channel and region, as the Group believes it best depicts how the nature, amount, timing and uncertainty of the revenues and cash flows are affected by economic factors. The Group’s disaggregation of revenues for the years ended December 31, 2022, 2023 and 2024 are disclosed in Note 15 of this consolidation financial statements.

Contract Balances

When either party to a revenue contract has performed, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. The Group merely incurs cost to obtain a contract with a customer. The Group presents any unconditional rights to consideration separately as a receivable. The Group does not have any contract asset. The balance of accounts receivable, net of allowance for credit loss were $31,302 and $31,640 as of December 31, 2023 and 2024, respectively.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(q)	Revenue recognition (cont.)

The Group presents the consideration that a customer pays before the Group transfers products to the customer as a contract liability (advance from customers) when the payment is made. Advance from customers is the Group’s obligation to transfer products to a customer for which the Group has received consideration from the customer. As of December 31, 2023 and 2024, the balance of advance from customers amounted to $484 and $486, respectively.

(r)	Cost of revenues

Cost of revenues consist primarily of (i) cost of materials (ii) labor costs, (iii) depreciation and amortization, (iv) freight charged by third-party transportation company, (vi) tariff imposed to the Group’s products sold in the U.S., (vii) warehousing and logistic fee charged by online selling platforms and other costs related to the business operation. Depreciation and amortization of manufacturing facilities and warehouses attributable to manufacturing activities is capitalized as part of the cost of inventory, and expensed in costs of revenues when the inventory is sold.

(s)	Selling expenses

Selling expenses mainly consist of (i) commission charged by online selling platform, (ii) staff costs, rental and depreciation related to selling and marketing functions, (iii) freight charges from warehouses to customers, and (iv) advertising and marketing expenses for promotion. Selling expenses are recognized as incurred. For the years ended December 31, 2022, 2023 and 2024, the advertising and marketing expenses were $1,691, $2,196 and $2,030, respectively. For the years ended December 31, 2022, 2023 and 2024, the freight charges were $5,239, $5,279 and $6,231, respectively.

(t)	Contract cost

Certain costs to fulfil contracts are capitalized when such costs (1) relate directly to the contract, (2) generate or enhance resources of the Group that will be used in satisfying the performance obligation in the future, and (3) are expected to be recovered. Contract costs are amortized on the basis consistent with the pattern of the transfer of services to which the costs relate.

(u)	General and administrative expenses

General and administrative expenses mainly consist of (i) staff costs, rental and depreciation related to general and administrative personnel, (ii) professional service fees; and (iii) other corporate expenses.

(v)	Research and development expenses

Research and development expenses mainly consist of (i) cost of materials used for experiment, and (ii) staff costs and other daily expenses related to the Group’s research and development activities.

(w)	Government subsidy

Government subsidy is recognized when there is reasonable assurance that the Group will comply with the conditions attached to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Group with no future related costs or obligation is recognized in the Group’s consolidated statements of income and comprehensive income when the grant is received.

(x)	Foreign exchange (loss) gain, net

Foreign exchange (loss) and gain, net mainly represents the exchange gain or loss caused by the changes in the relative currency exchange between US$, EUR, Hong Kong Dollar (“HKD”), RMB and Great Britain Pound (“GBP”).

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(y)	Employee benefits

According to the regulations of the PRC, full-time eligible employees of the Group in the PRC are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated employee benefit plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of income and comprehensive income amounted to $1,130, $1,317 and $1,117 for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2023 and 2024, the outstanding social insurance plan contributions payable were $97 and $95, respectively.

(z)	Leases

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

(aa)	Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(aa)	Income taxes (cont.)

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group believes there were no uncertain tax positions as of December 31, 2023 and 2024, respectively.

The Company’s affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than $15 (RMB100). In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. Operation results of the Company’s affiliated entities in the PRC for the years ended December 31, 2022, 2023 and 2024 remain open for statutory examination by PRC tax authorities.

(bb)	Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenues generated from sales of products. The Group records revenues net of VAT. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

The PRC VAT rate is 13% for taxpayers selling consumer products for the years ended December 31, 2022, 2023 and 2024. The primary applicable rate of Europe Union (“EU”) VAT is 19% for the years ended December 31, 2022, 2023 and 2024.

(cc)	Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. For the years ended December 31, 2022, 2023 and 2024, there was no dilution impact.

The Group’s Class A and Class B ordinary shares have the same dividend right and two-class method is not applied for the periods presented.

(dd)	Comprehensive income

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

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(ee)	Concentration of risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalent, restricted cash and accounts receivable. As of December 31, 2023 and 2024, the aggregate amounts of cash and cash equivalent and restricted cash of $53,908 and $17,983, respectively, were held at major financial institutions located in the mainland China, and each bank account is insured by the government authority with the maximum limit of RMB500 (equivalent to $70). The aggregate amounts of cash and cash equivalent and restricted cash of $10,258 and $27,903 were deposited with major financial institutions located outside the mainland China. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

The Company’s exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by group of counterparties that share similar attributes. Substantially all of the Company’s sales are made to customers that are located primarily in the USA and Europe. The Company’s operating results could be adversely affected by the government policy on exporting business, foreign exchange rate fluctuation, and local market condition change. There was no revenue from clients which individually represented greater than 10% of the total revenues for the years ended December 31, 2022, 2023 and 2024, respectively.

The Company’s inventory purchases were approximately nil, 23.3% and 19.3% from the supplier A, and 13.6%, 11.1% and 9.4% from the supplier B for the years ended December 31, 2022, 2023 and 2024, respectively.

(ff)	Recent accounting pronouncements

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

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”). The amendments in this Update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2024-02 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group does not expect to early adopt this guidance and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) which requires detailed disclosures in the notes to financial statements disaggregating specific expense categories and certain other disclosures to provide enhanced transparency into the nature and function of expenses. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements should be applied on a prospective basis while retrospective application is permitted. The Group does not expect to early adopt this guidance and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31,
	2023	2024
Accounts receivable	$31,423	$31,744
Allowance for credit loss	(121)	(104)
Accounts receivable, net	$31,302	$31,640

The movement of allowance of credit loss was as follows:

	As of December 31,
	2023	2024
Balance at beginning of the year	$132	$121
Addition in allowance for credit loss	459	120
Write off	(473)	(133)
Foreign currency translation adjustment	3	(4)
Balance at end of the year	$121	$104

The Group recorded a credit loss of $27, $459 and $120, and wrote off accounts receivable of $480, $473 and $133 for the year ended December 31, 2022, 2023 and 2024, respectively. As of March 15, 2025, approximately 63.4% of the Group’s net accounts receivable balance at December 31, 2024 have been subsequently collected and the remaining balance is expected to be collectible and covered by the commercial insurance that the Group purchased for the accounts receivable of offline sales with a coverage rate varying from 80% to 90% for credit losses under a maximum credit period of 180 days.

4.	INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,
	2023	2024
Raw materials	$3,972	$4,246
Goods in transit	4,215	4,715
Work in progress	1,719	2,649
Finished goods	8,980	10,171
Inventories, gross	18,886	21,781
Impairment	(1,435)	(1,165)
Inventories, net	$17,451	$20,616

As of December 31, 2023 and 2024, $1,435 and $1,165 was written down from the cost of inventories to their net realizable values, respectively.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2023	2024
Advance to suppliers	$490	$4,221
Export input VAT receivables(a)	2,848	3,384
Employee receivables and business advances	109	1,788
Insurance receivables on written-off accounts receivables(b)	—	282
Security deposits	240	205
Interest receivable	543	181
Deferred offering costs	1,419	—
Others(c)	21	855
Total	$5,670	$10,916

(a)	Export input VAT represents mainly the refundable input VAT the Group has paid for the production of the products in PRC when declaring goods for export.

(b)	Insurance receivables on written-off accounts receivables mainly represent insurance claim receivables due from insurance companies.

(c)	Others mainly include prepaid miscellaneous service fee and prepaid rental fee.

6.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of December 31,
	2023	2024
Building improvement	$6,421	$6,457
Machinery and equipment	5,751	6,163
Land	3,490	3,437
Office equipment, furniture and fixtures	1,674	1,764
Automobiles	392	417
Total	17,728	18,238
Less: accumulated depreciation	(9,219)	(10,038)
Property, plant and equipment, net	$8,509	$8,200

Depreciation expense was $1,206, $1,285 and $1,092 for the years ended December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2023 and 2024, land use rights owned by Jiangxi Yibo, a subsidiary of the Group, for which the carrying value were $2,631 and $2,385, respectively, were pledged to secure short-term loans and bank acceptance notes payable from Bank of China Xinyu branch and Agricultural Bank of China Xinyu Branch.

7.	INVESTMENTS

Investments consisted of the following:

	As of December 31,
	2023	2024
Fixed deposit receipts	$—	$6,464
Total short-term investments	—	6,464

Fixed deposit receipts	—	10,293
Total long-term investments	—	10,293
Total investments	$—	$16,757

As of December 31, 2024, an amount of US$881 of short-term investments and US$4,729 of long-term investments in bank fixed deposits was pledged for Jiangxi Yibo’s issuance of commercial bank acceptance bills. Long-term fixed deposits will expire in 2027 with a deposit term of three years. All the fixed deposits were deposited in local banks in the PRC.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2023	2024
Accrued payroll and employee benefits	$9,541	$8,339
Accrued expenses(a)	4,242	4,124
Advance from customers(b)	484	486
Others	440	290
Total	$14,707	$13,239

(a)	Accrued expenses mainly represent accrued freight charges and other accrued expenses related to the business operation.

(b)	Advance from customers mainly represent the advance received from customers for the finished goods purchases. The change in contract liabilities primarily represents the cash received, less amounts recognized as revenues during the period. All of the balance as of December 31, 2022 and 2023 had been recognized as revenue for the years ended December 31, 2023 and 2024, respectively. The Group expects to recognize the balance as of December 31, 2024 as revenue within the next 12 months.

9.	SHORT-TERM BORROWINGS

Short-term borrowings represent amounts due to various banks normally maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. The bank borrowings were for working capital and capital expenditure purposes. The balance of short-term borrowings consisted of the following:

	As of December 31,
	2023	2024
Bank of China Xinyu Branch(a)	$15,487	$9,737
Export-Import Bank of China Jiangxi Branch(b)	6,497	6,051
Xinyu Rural Commercial Bank Gaoxin Branch(c)	4,238	4,173
Agricultural Bank of China Xinyu Branch(d)	—	3,477
Total	$26,222	$23,438

(a)	For the year ended December 31, 2023, Jiangxi Yibo entered into four bank loan agreements with Bank of China Xinyu Branch with a total amount of $14,124 (RMB100,000), with maturity dates ranging from July 26, 2024 to November 14, 2024, and an annual interest rate of 4.00%. For the year ended December 31, 2023, Jiangxi Leibotai entered into a bank loan agreement with Bank of China Xinyu Branch for an amount of $1,363 (RMB9,650) with a maturity date of November 13, 2024 and an annual interest rate of 3.45%. As of December 31, 2024, these five loans were fully repaid upon maturity. For the year ended December 31, 2024, Jiangxi Yibo entered into another two bank loan agreements with a total amount of US$9,737 (RMB70,000) with an annual interest rate of 3.10%, which will mature varying from July 8, 2025 to July 19, 2025. The bank loans were guaranteed by Jiangxi Leibotai and related parties. (See Note 15).

(b)	As of December 31, 2023, Jiangxi Yibo had an outstanding bank loan of $6,497 (RMB46,000) from Export-Import Bank of China Jiangxi Branch with a maturity date of September 5, 2024 and an annual interest rate of 3.40%. As of December 31, 2024, the loan was fully repaid upon maturity. For the year ended December 31, 2024, Jiangxi Yibo entered into another bank loan agreement of $6,051 (RMB43,500) with Export-Import Bank of China Jiangxi Branch with an annual interest rate of 3.10%, which will mature on September 13, 2025. The bank loans were guaranteed by Xinyu High-Tech Investment Co., Ltd, a related party of the Group. (See Note 15).

(c)	For the year ended December 31, 2023, Jiangxi Yibo entered into a bank loan of $4,238 (RMB30,000) with a maturity date of January 5, 2024 and an annual interest rate of 4.85%, which was repaid on January 5, 2024. On January 9, 2024, Jiangxi Yibo renewed the borrowing for $4,173 (RMB30,000) with one-year term and an annual interest rate of 3.80%. The bank loans were guaranteed by a related party of the Group. (See Note 15).

(d)	On January 1, 2024, Jiangxi Yibo obtained a new bank loan of $7,030 (RMB50,000) with one-year term and an annual interest rate of 3.82%, which was fully repaid as of December 31, 2024. On April 25, 2024, Jiangxi Yibo obtained another one-year bank loan of $3,477 (RMB 25,000) at an annual interest rate of 3.00%. Jiangxi Yibo expects to repay the borrowing in full upon its maturity. The outstanding loan was guaranteed by Jiangxi Leibotai and two related parties of the Group and was secured by the mortgage of the properties of Jiangxi Yibo. (See Note 15).

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

9.	SHORT-TERM BORROWINGS (cont.)

Interest expenses were $1,496, $1,234 and $976 for the years ended December 31, 2022, 2023 and 2024, respectively. The weighted average interest rates of short-term loans outstanding were 4.35%, 4.01% and 3.21% per annum for the years ended December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2024, the Group had unutilized lines of credit aggregating US$610 for short-term financing. To utilize these unused lines of credit, the Group is required to obtain consent of the lenders and be in compliance with financial covenants, such as requirement for certain financial ratios and use the funds according to the agreed purpose, etc. The Group has been in compliance with these financial covenants up to the date of this report.

10.	LEASES

The leases of the Company were classified as operating leases mainly for offices and staff dormitories.

Rent expense is recognized on a straight-line basis over the lease term. The discount rate was set with reference to the loan prime rate published by the Bank of China.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2023	2024
Right-of-use assets	$1,874	$3,228
Operating lease liabilities – current	$1,257	$1,027
Operating lease liabilities – non-current	683	2,172
Total operating lease liabilities	$1,940	$3,199

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2024 were as follows:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	4.62
Weighted average discount rate	4.03%

During the years ended December 31, 2022, 2023 and 2024, the Group incurred total operating lease expenses of $1,348, $1,538 and $1,372, respectively.

The following is a schedule of future minimum payments under the Group’s operating leases as of December 31, 2024:

For the fiscal years ended December,	Amounts
2025	$1,133
2026	683
2027	647
2028	592
2029	408
Thereafter	—
Total lease payments	3,463
Less: imputed interest	(264)
Total operating lease liabilities, net of interest	$3,199

11.	TAX

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

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

11.	TAX (cont.)

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

Europe

The Company’s subsidiaries, which were mainly incorporated in European Union (“EU”) countries, such as the Netherlands, Italy, and France, are subjected to enterprise income tax on the respective country’s taxable income as determined under the tax laws and accounting standards at rates ranging from 16.5% to 28%.

PRC

Generally, the Company’s subsidiaries that are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

In accordance with the implementation rules of Enterprise Income Tax Laws of the PRC (the “EIT Laws”), a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. The Company’s subsidiary, Jiangxi Yibo, is qualified as HNTE and has renewed its HNTE certificate in 2022, which will expire on December 14, 2025. Therefore, Jiangxi Yibo is eligible to enjoy a preferential tax rate of 15% from 2019 to 2024 to the extent it has taxable income under the EIT Law.

For the years ended December 31, 2022, 2023 and 2024, Jiangxi Leibotai, a wholly owned subsidiary of Jiangxi Yibo, was recognized as a small low-profit enterprise. For the years ended December 31, 2022 and 2023 Yantuo, a wholly owned subsidiary of Jiangxi Yibo, was recognized as a small low-profit enterprise.

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

With the above preferential income tax rate, the effect of tax holiday saving of the Group was $672, $857 and $608 for the years ended December 31, 2022, 2023 and 2024, respectively.

The income tax provision consisted of the following components:

	For the years ended December 31,
	2022	2023	2024
Current income tax expense	$(232)	$(1,086)	$(906)
Deferred income tax benefit	93	246	492
Total income tax expense	$(139)	$(840)	$(414)

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

11.	TAX (cont.)

PRC (cont.)

A reconciliation of the Group’s PRC statutory tax rate to the effective income tax rate during the periods is as follows:

	For the years ended December 31,
	2022	2023	2024
Computed income tax expense with PRC statutory tax rate	25.00%	25.00%	25.00%
Non-deductible items	0.08%	0.10%	0.17%
Additional deduction of qualified R&D expenditures	(13.80)%	(10.94)%	(12.38)%
Effect of tax holiday and preferential tax rate	(9.11)%	(9.95)%	(8.07)%
Changes in valuation allowance	—%	5.71%	0.93%
Effect of income tax rate differences in jurisdictions other than the PRC	(0.15)%	(0.17)%	(0.15)%
Effective income tax rate	2.02%	9.75%	5.50%

The per share effect of the tax holiday were as follows:

	For the years ended December 31,
	2022	2023	2024
Tax holiday effect	672	857	608
Effect of tax holiday on basic net income per share	0.02	0.02	0.01
Effect of tax holiday on diluted net income per share	0.02	0.02	0.01

As of December 31, 2023 and 2024, the significant components of the deferred tax assets and deferred tax liability were summarized below:

	As of December 31,
	2023	2024
Deferred tax assets:
Allowance for inventories and others	$229	$253
Net operating loss carried forward	2,142	2,671
Total deferred tax assets	2,371	2,924
Valuation allowance	(885)	(946)
Deferred tax assets, net of valuation allowance	$1,486	$1,978

Deferred tax liability:
Accelerated tax depreciation and others	$(450)	$(450)
Total deferred tax liability	$(450)	$(450)
Deferred tax assets, net	$1,036	$1,528

12.	MEZZANINE EQUITY

On September 30, 2019, the Company issued 105,263 ordinary shares to Xinyu High-Tech Investment Co., Ltd. (“Gaoxin” or the “Holder”) which were then split and re-designated to 10,526,300 Class A ordinary shares, in exchange for RMB100,000 (approximately $14,104) investment in the Company. The ordinary shares issued to Gaoxin was subject to redemption upon the occurrence of any of the following events (referred to as a “Redemption Event”): (1) the Company fails to successfully complete its initial public offering on either Hong Kong Stock Exchange or Nasdaq Capital Market and New York Stock Exchange before March 31, 2023; (2) its initial public offering price per share were to be lower than or equal to 1.15 times of the share price paid by Gaoxin; or (3) the shares held by Gaoxin could not trade immediately after completion of the Group’s initial public offering or Gaoxin did not receive the shortest applicable lock-up period for its shares. Upon the occurrence of any of these Redemption Events, Gaoxin would have the option to request the Company to repurchase all of these ordinary shares with the original investment price plus a 7.5% annualized return. The interest shall have been accrued from the date when Gaoxin made the payment of the investment to the date when the Company completed the repurchase of all equity interests held by Gaoxin. The ordinary shares issued to Gaoxin featured certain redemption rights that were considered by the Company to be outside of the Company’s control and subject to the occurrence of uncertain future events.

The Company accounted for these redeemable ordinary shares in accordance with ASC 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to conditional redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control is classified as mezzanine equity.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

12.	MEZZANINE EQUITY (cont.)

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

On January 29, 2024, the Company closed its initial public offering on the Nasdaq Capital Market where 1,250,000 Class A ordinary shares were newly issued at a price of $4.0 per share with the total net proceeds of $4,305. With the success of the IPO, the Redemption Event was resolved and as a result, all of the redeemable ordinary shares, the mezzanine equity, was reclassified as permanent equity of Class A ordinary shares in accordance with ASC 480-10-S99-3A18. The mezzanine equity in the total amount of $14,104,236 was converted into 10,526,300 Class A ordinary shares, and the Company recognized an additional paid-in capital of $14,103, which represented the amount by which the carrying value of the mezzanine equity exceeded the par value of 10,526,300 Class A ordinary shares. As of December 31, 2023 and 2024, the mezzanine equity was $14,104 and nil, respectively.

13.	EQUITY

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

On January 29, 2024, the Company closed its initial public offering on the Nasdaq Capital Market where 1,250,000 Class A ordinary shares were newly issued at a price of $4.0 per share with the total net proceeds of $4,305. With the success of the IPO, the mezzanine equity in the total amount of $14,104 was converted into 10,526,300 Class A ordinary shares as permanent equity.

As of December 31, 2023 and 2024, the Company’s authorized Class A ordinary shares were 2,000,000,000, and the Company’s issued Class A ordinary shares were 26,315,800 and 27,565,800, respectively. The Company’s authorized and issued Class B ordinary shares were 1,000,000,000 and 26,315,800 as of December 31, 2023 and 2024, respectively. As of December 31, 2023, 10,526,300 of the issued Class A ordinary shares were classified as mezzanine equity, leaving 15,789,500 Class A ordinary shares recognized as permanent equity. As of December 31, 2024, 10,526,300 of the issued Class A ordinary shares were converted into permanent equity, leaving 27,565,800 Class A ordinary shares recognized as permanent equity.

Preferred shares

As of December 31, 2023 and 2024, the Company’s authorized preferred shares were 800,000,000 and no preferred share was issued. The classes or series of preferred shares including designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation will be fixed upon each issuance.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

14.	RESTRICTED NET ASSETS

A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. Paid-in capital of the Company’s subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2023 and 2024, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Company’s subsidiaries, that are included in the Company’s consolidated net assets were approximately $3,193 and $18,803, respectively.

15.	RELATED PARTY TRANSACTIONS

Related parties

The Company’s related parties with which the Group had transactions include its affiliates, any director or executive officers of the Company and their immediate family members, as well as any shareholders owning more than 5% of the Company’s ordinary shares.

The table below sets forth the related parties and their relationships with the Group who had transaction with the Group for the years ended December 31, 2022, 2023 and 2024:

Name	Relationship
Mr. Weidong Gu	Founder and chairman of the board of directors of the Company
Mr. Zhisheng Cheng	Vice president of the Company
Mr. Xingzhi Huang	Shareholder of the Company
Xinyu High-Tech Investment Co., Ltd.	Shareholder of the Company

Amounts due to Related parties

The amounts due to a related party are as follows:

	As of December 31,
	2023	2024
Rental income received in advance:
Xinyu High-Tech Investment Co., Ltd	$260	$155

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

15.	RELATED PARTY TRANSACTIONS (cont.)

Related party transactions

The transactions of related parties are as follows:

	For the years ended December 31,
	2022	2023	2024
Guarantee provided for bank short-term borrowings:
Mr. Weidong Gu – Bank of China	$14,390	$14,124	$9,737
Mr. Weidong Gu – Xinyu Rural Commercial Bank	4,317	4,237	4,173
Mr. Weidong Gu – Agricultural Bank of China	4,317	—	3,478
Mr. Zhisheng Cheng – Bank of China	14,390	14,124	9,737
Mr. Xingzhi Huang – Bank of China	14,390	14,124	9,737
Mr. Xingzhi Huang – Agricultural Bank of China	4,317	—	3,478
Xinyu High-Tech Investment Co., Ltd. – Export-Import Bank of China Jiangxi Branch	6,619	6,497	6,051

Rental income:
Xinyu High-Tech Investment Co., Ltd.	$—	$69	$102

Mr. Weidong Gu, Mr. Zhisheng Cheng and Mr. Xingzhi Huang also provided guarantees with their respective personal property for notes payable credited by Xinyu Rural Commercial Bank Gaoxin Branch, Agricultural Bank of China Xinyu Branch and Bank of China Xinyu Branch.

16.	SEGMENT INFORMATION

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

Revenues by sales channel

The Group’s revenues derived from different channels for the years ended December 31, 2022, 2023 and 2024, are as below:

	For the years ended December 31,
	2022	2023	2024
Offline sales to dealers	$72,614	$84,894	$85,896
Offline sales to ODM customers	57,970	53,972	51,064
Online sales to retail customers	11,547	11,356	12,868
Total	$142,131	$150,222	$149,828

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

16.	SEGMENT INFORMATION (cont.)

Geographic information

The majority of the Group’s revenues for the years ended December 31, 2022, 2023 and 2024 was generated from Europe, North America and Others. The following table sets forth the disaggregation of revenues by geographic area:

	For the years ended December 31,
	2022	2023	2024
North America	$76,664	$89,662	$89,971
Europe	57,392	52,976	48,360
Others	8,075	7,584	11,497
Total	$142,131	$150,222	$149,828

As of December 31, 2023 and 2024, the Group’s 87.18% and 99.25% of long-lived assets, except for several right-of-use assets of overseas leasing, are located in the PRC.

17.	SUBSEQUENT EVENTS

Borrowings

On January 2, 2025, Jiangxi Yibo entered into a bank loan in the amount of $2,086 (RMB15,000), from Agricultural Bank of China Xinyu Branch with an annual interest rate of 3.10%, which will mature on December 30, 2025. The loan was secured by the mortgage of the properties of Jiangxi Yibo Electronics Technology Co., Ltd.

On January 14, 2025, Jiangxi Yibo entered into a credit bank loan in the amount of $4,173 (RMB30,000), from Xinyu Rural Commercial Bank Gaoxin Branch with one year maturity and an annual interest rate of 3.35%.

On March 13, 2025, Jiangxi Yibo entered into a bank loan in the amount of $4,173 (RMB30,000), from Industrial and Commercial Bank of China Xinyu Branch with an annual interest rate of 2.80%, which will mature on February 24, 2026. The bank loan was secured by Plant Image.

On March 18, 2025, Jiangxi Leibotai entered into a credit bank loan in the amount of $1,391 (RMB10,000), from Bank of China Xinyu Gaoxin Branch with one year maturity and an annual interest rate of 2.90%. The bank loan was secured by Jiangxi Yibo.

The Group has evaluated subsequent events from the balance sheet date of December 31, 2024 through March 28, 2025, the issuance of the consolidated financial statements and noted that there are no other subsequent events.

18.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

18.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Planet Image did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023 and 2024.

Condensed balance sheets

	As of December 31,
	2023	2024
Assets
Current assets
Cash	$124	$3,630
Amount due from subsidiaries	14,142	17,967
Total current assets	14,266	21,597

Non-current assets
Investments in subsidiaries	36,525	39,035
Total assets	$50,791	$60,632

Liabilities, mezzanine equity, and shareholders’ equity
Current liabilities
Accrued liabilities and other current liabilities	3,576	3,746
Total current liabilities	$3,576	$3,746

Mezzanine equity
Redeemable ordinary shares (10,526,300 Class A ordinary shares issued and outstanding at approximately $1.34 per share as of December 31, 2023 and nil Class A ordinary shares issued and outstanding as of December 31, 2024, respectively)*	14,104	—

Shareholders’ equity
Preferred shares (par value of HK$0.0001 per share; 800,000,000 preferred shares authorized, nil preferred shares issued and outstanding as of December 31, 2023 and 2024, respectively)	—	—
Class A ordinary shares (par value of HK$0.0001 per share; 2,000,000,000 Class A ordinary shares authorized, 15,789,500 and 27,565,800 Class A ordinary shares issued and outstanding as of December 31, 2023 and 2024, respectively)*	—	1
Class B ordinary shares (par value of HK$0.0001 per share; 1,000,000,000 Class B ordinary shares authorized, 26,315,800 Class B ordinary shares issued and outstanding as of December 31, 2023 and 2024, respectively)*	1	1
Additional paid-in capital	833	17,405
Statutory reserve	3,193	3,193
Retained earnings	26,024	33,138
Accumulated other comprehensive income	3,060	3,148
Total shareholders’ equity	33,111	56,886
Total liabilities, mezzanine equity, and shareholders’ equity	$50,791	$60,632

*	The amounts of Class A and Class B ordinary shares are rounded, with a difference no more than $0.4 from the absolute amount.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

18.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Condensed statements of comprehensive income

	For the years ended December 31,
	2022	2023	2024
Operating income:
Share of income from subsidiaries	$8,852	$8,585	$7,909
Selling and marketing expenses	—	—	(62)
General and administrative expenses	(324)	(547)	(586)
Total operating income	8,528	8,038	7,261

Interest income, net	—	—	69
Foreign exchange loss	(1,287)	(264)	(216)

Income before income tax expense	7,241	7,774	7,114
Income tax expense	—	—	—
Net income	7,241	7,774	7,114

Other comprehensive income	—	—	—
Total comprehensive income	$7,241	$7,774	$7,114

Condensed statements of cash flows

	For the years ended December 31,
	2022	2023	2024
Net cash provided by (used in) operating activities	$18	$91	$(382)
Net cash provided by investing activities	—	—	—
Net cash provided by financing activities	—	—	3,888
Net increase in cash	18	91	3,506
Cash at beginning of year	15	33	124
Cash at end of year	$33	$124	$3,630