Form 20-F
period 2025-12-31
Planet Image International Ltd
filed 2026-03-31
CIK 1868395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

An aggregate of 59,234,221 ordinary shares (including 32,918,421 Class A ordinary shares and 26,315,800 Class B ordinary shares) were outstanding as of December 31, 2025.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“AMC” are to Atlantic Marketing Co., Limited, a company incorporated in Hong Kong as a limited liability company on March 5, 2020 and an indirectly wholly-owned subsidiary of our Company;

●	“ASL” are to Access Supplies Limited, a company incorporated in Hong Kong as a limited liability company on March 31, 2017 and an indirectly wholly-owned subsidiary of our Company;

●	“Aster BVI” are to Aster Graphics Company Limited, a company incorporated in the BVI as a limited liability company on February 25, 2011 and a directly wholly-owned subsidiary of our Company;

●	“Aster Excellent” are to Aster Excellent Limited, a company incorporated in the BVI as a limited liability company on August 2, 2019;

●	“Aster France” are to Aster Technology France, a company incorporated in France as a simplified joint-stock company on April 3, 2019 and an indirectly wholly-owned subsidiary of our Company;

●	“Aster Germany” are to Aster Supplies GmbH, a company incorporated in Germany as a limited liability company on September 25, 2018 and an indirectly wholly-owned subsidiary of our Company;

●	“Aster HK” are to Aster Graphics Company Limited, formerly known as Aster Industry Company Limited, a company incorporated in Hong Kong as a limited liability company on August 16, 2019 and an indirectly wholly-owned subsidiary of our Company;

●	“Aster Industrial” are to Aster Industrial Limited, a company incorporated in the BVI as a limited liability company on August 8, 2019 and a directly wholly-owned subsidiary of our Company;

●	“Aster Italy” are to Aster Technology Italia S.R.L., a company incorporated in Italy as a limited liability company on May 7, 2018 and an indirectly wholly-owned subsidiary of our Company;

●	“Aster NL” are to Aster Technology Holland B.V., a company incorporated in the Netherlands as a limited liability company on July 8, 2011 and an indirectly wholly-owned subsidiary of our Company;

●	“Aster Online” are to Aster Online Company Limited, a company incorporated in Hong Kong as a limited liability company on August 15, 2019 and an indirectly wholly-owned subsidiary of our Company;

●	“Aster UK” are to Aster Technology UK Ltd, a company incorporated in the United Kingdom as a limited liability company on January 21, 2019 and an indirectly wholly-owned subsidiary of our Company;

●	“Aster US” are to Aster Graphics, Inc., a company incorporated in the State of California, the United States as a limited liability company on March 1, 2011 and an indirectly wholly-owned subsidiary of our Company;

●	“BOPTC” are to Blue Ocean Product Trade Co., Limited, a company incorporated in Hong Kong as a limited liability company on March 9, 2020 and an indirectly wholly-owned subsidiary of our Company;

●	“BVI” are to the British Virgin Islands;

●	“B2B” are to a form of commercial transaction between one business entity to another business entity;

●	“B2C” are to a form of commercial transaction between one business entity to end-consumers;

●	“cartridge chips” are to PCBA with firmware installed, the principal functions of which include facilitating communications between a cartridge and the printer on which it is installed and monitoring cartridge usage;

●	“China” and the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau and excluding, for the purposes of this annual report only, Taiwan;

●	“Class A ordinary shares” are to our Class A ordinary shares, par value HK$0.0001 per share;

●	“Class B ordinary shares” are to our Class B ordinary shares, par value HK$0.0001 per share;

●	“Companies Act” are to the Companies Act (As Revised) of the Cayman Islands, as amended and revised from time to time;

●	“compatible toner cartridges” are to toner cartridges designed and manufactured by third-party toner cartridge manufacturers, instead of printer companies, which are compatible for a single or multiple original-brand printer models;

●	“DDP” are to “delivered duty paid,” meaning that the seller assumes all of the responsibility, risks and costs associated with transporting goods until the buyer receives and transfers them at the destination port;

●	“doctor blade” are to a mechanical device used to remove excess toner from a printer cylinder;

●	“DPTC” are to Dragon Product Trade Co., Ltd., a company incorporated in Hong Kong as a limited liability company on March 9, 2020 and an indirectly wholly-owned subsidiary of our Company;

●	“drop ship” are to a supply chain management method in which the dealer does not keep goods in stock but instead transfers its customer’s orders and shipment details to either the manufacturer, another dealer, or a wholesaler, who then ships the goods directly to the customer;

●	“EDI” are to electronic data interchange, which is the electronic interchange of business information using a standardized format. It allows one company to send information to another company electronically;

●	“ERP” are to enterprise resource planning, which is the integrated management of main business processes, often in real time and mediated by software and technology;

●	“FOB” are to free on board, or delivery of goods on board the vessel at the named port of origin (loading) at the seller’s expense. The buyer is responsible for main carriage/freight, cargo insurance and other costs and risks;

●	“HK$” and “Hong Kong dollars” are to the legal currency of Hong Kong;

●	“Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC;

●	“ISO” are to a series of quality management and quality assurance standards published by International Organization for standardization, a non-government organization based in Geneva, Switzerland, for assessing the quality systems of business organizations;

●	“IT” are to information technology;

●	“Jiangxi Leibotai” are to Jiangxi Leibotai E-Tech Co., Ltd., a limited liability company established in the PRC on June 26, 2012 and an indirectly wholly-owned subsidiary of our Company;

●	“Jiangxi Yibo” are to Jiangxi Yibo E-Tech Co., Ltd., a limited liability company established in the PRC on January 12, 2011 and an indirectly wholly-owned subsidiary of our Company;

●	“JPTC” are to Joyful Product Trade Co., Limited, a company incorporated in Hong Kong as a limited liability company on March 9, 2020 and an indirectly wholly-owned subsidiary of our Company;

●	“Mainland China” or “Mainland PRC” are to People’s Republic of China, excluding the special administrative regions of Hong Kong and Macau, and Taiwan;

●	“ODM” are to original design manufacturing, where a manufacturer designs and manufactures a product with its own technologies and specifications, but such manufacturer is still required to obtain brand authorization and brand name label for such products;

●	“OPC drums” are to aluminum cylinders coated with a layer of non-toxic, organic-photo conductive material, a key component in toner cartridge;

●	“OPCL” are to Oriental Poetry Co., Limited, a company incorporated in Hong Kong as a limited liability company on March 5, 2020 and an indirectly wholly-owned subsidiary of our Company;

●	“original-brand printer companies” are to original-brand printer companies that design and sell printers and corresponding ink/toner cartridges;

●	“original-brand toner cartridges” are to toner cartridge designed and sold by original-brand printer companies for specific printer model;

●	“page yield” are to a quantitative indicator that measures the product life of toner cartridge, which usually refers to a maximum page count assuming 5% toner coverage rate on A4 sized page;

●	“PBC” are to Plum Blossom Co., Limited, a company incorporated in Hong Kong as a limited liability company on March 9, 2020 and an indirectly wholly-owned subsidiary of our Company;

●	“PCBA” are to printed circuit board assembly, a chip set with integrated circuit, printed circuit board and other components assembled with no firmware installed;

●	“Planet Image Shenzhen” are to Planet Image International Electronics Technology Shenzhen Co., Ltd., a limited liability company established in the PRC and an indirectly wholly-owned subsidiary of our Company;

●	“primary charge roller” are to a device that applies a uniform, high-voltage negative charge on the OPC drum to level out any remaining charge after one printing image and set the OPC drum ready for new printer image;

●	“private labeling services” are to special requested services that the manufacturers will design labels that contain logo, name, order number and contact information of customers purchasing our white-label products and stick to the packaging boxes;

●	“Peony Trade Co., Limited,” are to a company incorporated in Hong Kong as a limited liability company on March 9, 2020 and an indirectly wholly-owned subsidiary of our Company;

●	“remanufactured toner cartridges” are to toner cartridges produced through refurbishing empty cartridges, refilling the toner and replacing any broken parts;

●	“RMB” and “Renminbi” are to the legal currency of Mainland China;

●	“search engine optimization” are to the process of increasing the quality and quantity of website traffic by increasing the visibility of a website or web page to users of a web search engine;

●	“shares,” “Shares,” or “ordinary shares” are to the ordinary shares of the Company, par value HK$0.0001 per share, which include our Class A ordinary shares and Class B ordinary shares, par value HK$0.0001 per share;

●	“sponsored advertisements” are to a cost-per-click advertising solution to reach customers who are interested in certain products with keyword, product and interest targeting in order to help sellers on online selling platforms to grow customers and boost sales;

●	“operating subsidiaries” are to those subsidiaries of Planet Image International Limited that have active business operations;

●	“toner cartridges” are to consumables for use by laser printers, which are composed of chips, toner, rollers and drums;

●	“toner powder/toner supply” are to imaging material used by laser printers; usually categorized into black toner powder and color toner powder;

v

●	“UK” are to the United Kingdom, made up of England, Scotland, Wales and Northern Ireland;

●	“U.S.”, “US” or “United States” are to United States of America, its territories, its possessions and all areas subject to its jurisdiction;

●	“US$,” “$” and “U.S. dollars” are to the legal currency of the United States;

●	“we,” “us,” “our company,” “our” or “Planet Image” are to Planet Image International Limited, our Cayman Islands holding company, and its predecessor entity and its subsidiaries as the context requires;

●	“wipe blade” are to a mechanical device used to scrape any exceed toner off the surface of the toner cartridge, the printer paper and transfer belt;

●	“World Intellectual Property Organization” are to one of the 15 specialized agencies of the United Nations created in 1967 to encourage creative activity, to promote the protection of intellectual property throughout the world;

●	“WPC” are to White Poplar Co., Limited, a company incorporated in Hong Kong as a limited liability company on March 9, 2020 and an indirectly wholly-owned subsidiary of our Company;

●	“Yantuo” are to Yantuo (Guangdong) Technology Co., Ltd., formerly known as Zhongshan Yantuo Printing Device Co., Ltd., a limited liability company established in Mainland PRC on April 8, 2013 and an indirectly wholly-owned subsidiary of our Company.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2025, 2024, and 2023.

Unless otherwise noted, all translations from certain foreign currencies to U.S. dollars and from U.S. dollars to certain foreign currencies in this annual report are made as follows:

As of December 31,
	2024	2025
Period end RMB: USD exchange rate	US$1=RMB7.1891	US$1=RMB7.0175
Period end EUR: USD exchange rate	US$1=EUR0.9615	US$1=EUR0.8547
Period end GBP: USD exchange rate	US$1=GBP0.7937	US$1=GBP0.7463

For the years ended December 31,
	2023	2024	2025
Average RMB: USD exchange rate	US$1=RMB7.0472	US$1=RMB7.1124	US$1=RMB7.1429
Average EUR: USD exchange rate	US$1=EUR0.9231	US$1=EUR0.9234	US$1=EUR0.8872
Average GBP: USD exchange rate	US$1=GBP0.8021	US$1=GBP0.7815	US$1=GBP0.7580

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

As used in this annual report, (i) “we,” “us,” “our company,” or “our” refers to Planet Image International Limited, and, when describing Planet Image International Limited’s consolidated financial information, also includes its subsidiaries; (ii) “our subsidiaries” refers to the direct and indirect subsidiaries of Planet Image International Limited; and (iii) “our operating subsidiaries” refers to the direct and indirect subsidiaries of Planet Image International Limited with operating activities, namely (a) Jiangxi Yibo E-Tech Co., Ltd., Jiangxi Leibotai E-Tech Co., Ltd., Yantuo (Guangdong) Technology Co., Ltd., and Planet Image International Electronics Technology Shenzhen Co., Ltd., our operating subsidiaries formed in Mainland China, (b) Access Supplies Limited, our operating subsidiary formed in Hong Kong, (c) Aster Graphics Inc., our operating subsidiary formed in the State of California; (d) Aster Technology Holland B.V., our operating subsidiary formed in the Netherlands, (e) Aster Technology Italia S.R.L., an operating subsidiary formed in Italy, (f) Aster Supplies GmbH, an operating subsidiary formed in Germany, (g) Aster Technology France, an operating subsidiary formed in France, and (h) Aster Technology UK Ltd., an operating subsidiary formed in the United Kingdom.

We face risks arising from the legal system in China including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence the operating subsidiaries’ operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in the operating subsidiaries’ operations and/or the value of our Class A ordinary shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in the PRC — The Chinese government exerts substantial influence over the manner in which the PRC subsidiaries must conduct their business activities and may intervene or influence their operations at any time, which could result in a material change in their operations and the value of our Class A ordinary shares.”

We and our subsidiaries are required to obtain the following requisite licenses and approvals for our operations in Mainland China:

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

We believe that each of our Mainland PRC subsidiaries has all requisite permissions or approvals to conduct its business in the manner presently conducted and described in this annual report. Other than the licenses and approvals disclosed in this annual report that our Mainland PRC subsidiaries have obtained for a domestic company in China to engage in the similar businesses, as of the date of this annual report, neither we nor any of our Mainland PRC subsidiaries is required to obtain any permission from any PRC authorities, including, but not limited to, the Cyberspace Administration of China, to conduct its operations. Additionally, the operation of ASL, our Hong Kong subsidiary, being the online retail of toner cartridge products, does not require any permission or approval from the Chinese authorities, including Mainland PRC authorities and Hong Kong local authorities. If we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, ordered to suspend our relevant business and rectify, prohibited from engaging in relevant business, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor, HTL International, LLC, is headquartered in Houston, Texas, and is subject to inspection by the PCAOB. It has not been inspected since it was registered with the PCAOB in 2023. Additionally, our auditor is not subject to the determination announced by the PCAOB on December 16, 2021. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Our Business and Industry — Our Class A ordinary shares may be delisted and prohibited from being traded under the HFCAA if the PCAOB is unable to inspect our auditors. The delisting and the cessation of trading of our Class A ordinary shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment.”

Recent Development

On December 31, 2025, the Company entered into agreements for the sale of ten (10) wholly-owned subsidiary companies, which operated online stores in connection with the Company’s overseas B2C business, to an independent third party (the “Purchaser”), as part of a strategic restructuring to streamline operations and optimize its business portfolio. The subsidiary companies sold include entities incorporated in Hong Kong, the State of Delaware in the U.S., and the Netherlands, for an aggregate consideration of US$100,000. In addition, the Company entered into trademark transfer agreements for the sale of the ACCESS trademark portfolio (registered in United States) and two ASTER trademark portfolios (registered in Netherlands and United States) for an aggregate consideration of US$50,000. The total aggregate consideration for all subsidiary companies and trademark portfolios (the “Disposition”) is US$150,000. The transactions were approved by the Board of Directors of the Company through written resolutions dated December 30, 2025, and the consideration for each subsidiary and trademark portfolio has been paid in cash by the Purchaser and received by the Company. The sale of the subsidiary companies includes the transfer of all issued and outstanding shares in each respective subsidiary to the Purchaser, free and clear of all liens, charges, and encumbrances. As of the date of this annual report, the equity interests in nine (9) of the ten (10) subsidiary companies have been transferred to the Purchaser. The transfer of equity interests in Proimage B.V., a company incorporated in the Netherlands, is currently in process; however, the operational control and management rights of Proimage B.V. have been transferred to the Purchaser. Following the Disposition, the Company continues to operate one (1) online store on the Walmart platform, through which it sells self-branded product inventory manufactured and household products purchased prior to the Disposition. Upon the sale of all remaining inventory, such online store will cease operations. The Company does not expect the Disposition to have a material adverse impact on its ongoing business operations.

Cash Transfer and Dividend Distributions

Cash Transfers To Date

We conduct our business operations in Mainland China through our Mainland PRC subsidiaries. If needed, our Cayman Islands holding company can transfer cash to its Mainland PRC subsidiaries through loans and/or capital contributions, and our Mainland PRC subsidiaries can transfer cash to our Cayman Islands holding company through loans and/or issuing dividends or other distributions. Cash flows have occurred between our Cayman Islands holding company and our subsidiaries. Our Cayman Islands holding company, which was incorporated in August 2019, received cash in the amount of US$27,040, US$5.5 million, US$1.3 million, US$0.5 million, US$1.0 million, US$0.17 million, nil and nil for the years ended December 31, 2019, 2020, 2021, 2022, 2023, 2024 and 2025, and from January 1, 2026 to the date of this annual report, respectively, from our subsidiaries for operating activities. Our subsidiaries received cash in the amount of US$13.7 million, US$4.7 million, US$0.8 million, nil, US$2,600, US$703, US$2,600 and nil for the years ended December 31, 2019, 2020, 2021, 2022, 2023, 2024 and 2025, and from January 1, 2026 to the date of this annual report, respectively, from our Cayman Islands holding company for operating activities. To date, no cash flow has occurred between our Cayman Islands holding company and our Mainland PRC subsidiaries. To date, our Cayman Islands holding company has received cash in an aggregate amount of US$2.9 million from our subsidiaries in Hong Kong for operating activities, and our subsidiaries in Hong Kong have received cash from our Cayman Islands holding company in an aggregate amount of US$14.4 million for operating activities. Such cash transactions for the years ended December 31, 2023, 2024 and 2025 were included in net cash generated from operating activities together with our Cayman Islands holding company’s other operational cash transactions in its financial statements. See “Note 19 Condensed Financial Information of the Parent Company — Condensed statements of cash flows” in our financial statements appearing elsewhere in this annual report.

The following table summarizes the cash flows that occurred between our Mainland PRC subsidiaries and our other subsidiaries for the years ended December 31, 2023, 2024 and 2025.

PRC Subsidiaries		Amount Received from Other Subsidiaries (in US$)		Amount Transferred to Other Subsidiaries (in US$)
Jiangxi Yibo	Fiscal Year Ended December 31, 2023	From Aster HK	43,933,578	—	—
	Fiscal Year Ended December 31, 2024	From Aster HK	69,904,017	—	—
	Fiscal Year Ended December 31, 2025	From Aster HK	79,255,778	To Aster HK	158,491
Jiangxi Leibotai	Fiscal Year Ended December 31, 2023	—	—	—	—
	Fiscal Year Ended December 31, 2024	—	—	—	—
	Fiscal Year Ended December 31, 2025	—	—	—	—
Yantuo	Fiscal Year Ended December 31, 2023	From Aster HK	5,992,308	—	—
	Fiscal Year Ended December 31, 2024	From Aster HK	11,452,969	—	—
	Fiscal Year Ended December 31, 2025	From Aster HK	14,288,172	—	—
Planet Image Shenzhen	Fiscal Year Ended December 31, 2023	—	—	—	—
	Fiscal Year Ended December 31, 2024	—	—	—	—
	Fiscal Year Ended December 31, 2025	—	—	—	—
Total:			224,826,822		158,491

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

Our Cayman Islands holding company has not declared or paid dividends or made distributions to its subsidiaries or to investors in the past, nor have any dividends or distributions been made by a subsidiary to the Cayman Islands holding company. Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. We do not have any current plan to declare or pay any cash dividends on our Class A ordinary shares in the foreseeable future. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Our Class A Ordinary Shares and the Trading Market — We currently do not expect to pay dividends in the foreseeable future, and you must rely on price appreciation of our Class A ordinary shares for return on your investment.”

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

In the event of distributions, our operating subsidiaries will first distribute to their British Virgin Islands parent companies, which may in turn distribute to our Cayman Islands holding company. In the British Virgin Islands, dividends and distributions are governed by Sections 56 to 58 of the BVI Business Companies Act, which provides that subject to the memorandum and articles of a company, the company’s directors may authorize a distribution to members if in the opinion of the directors, the company will satisfy the solvency test immediately after the distribution. A company satisfies the solvency test if the value of the company’s assets exceeds its liabilities, and the company is able to pay its debts as they fall due.

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

Risks Relating to Our Class A Ordinary Shares and the Trading Market (for a more detailed discussion, see “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Class A Ordinary Shares and the Trading Market”)

In addition to the risks described above, we are subject to general risks and uncertainties relating to our Class A ordinary shares and the trading market, including, but not limited to, the following:

●	Nasdaq has recently adopted and proposed new listing rules that could result in the accelerated delisting of our Class A ordinary shares (see page 32 of this annual report);

●	the trading price of our Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors (see page 33 of this annual report);

●	substantial future sales or perceived potential sales of our Class A ordinary shares in the public market could cause the price of our Class A ordinary shares to decline (see page 36 of this annual report);

●	if we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired (see page 38 of this annual report); and

●	as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards (see page 38 of this annual report).

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

In their business operations, the operating subsidiaries have developed trademarks, patents, industry know-how, product formulas, production processes, technologies and other intellectual property rights that we believe are of significant value to the operating subsidiaries’ operations. As of December 31, 2025, through the operating subsidiaries, we owned 409 registered patents in the U.S., Europe, and Mainland China, a total of 122 trademarks registered in the U.S., Europe, Mainland PRC and Hong Kong, and two (2] registered domain names. In addition, through the operating subsidiaries, we are in the process of applying for 142 patents worldwide. See “Item 4. Information on the Company —B. Business Overview — Intellectual Property” for details.

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

We and the operating subsidiaries may from time to time be required to institute or be involved in litigation, arbitration or other forms of proceedings, including settlements, to enforce or defend the operating subsidiaries’ intellectual property rights, which would likely be time-consuming and expensive and may divert our management’s time and attention regardless of their outcome. If we and/or the operating subsidiaries fail the defend against such litigations, we and/or the operating subsidiaries may be ordered to pay a material amount as penalty, refrain from using such patents, know-hows or licenses, require pre-approvals of future designed products and stop selling our products that are related to them in particular regions or countries. For the years ended December 31, 2023, 2024 and 2025, the total patent registration and patent litigation costs we incurred amounted to US$0.14 million, US$0.25 million and US$0.14 million, respectively.

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

Our inventories consist of raw materials, work-in-progress and finished goods. For branded products and white-label products, the operating subsidiaries’ sales and marketing department, based on their understanding of historical sales and perceived market trends, formulates annual sales targets at our Company’s level and at the regional level. The operating subsidiaries manufacture their ODM products on a made-to-order basis. See “Item 4. Information on the Company — B. Business Overview — Logistics and Warehousing — Inventory control.” We believe that maintaining an appropriate level of inventories helps the operating subsidiaries deliver their products to meet the market demands in a timely manner. For the years ended December 31, 2023, 2024 and 2025, the operating subsidiaries’ balance of inventories amounted to approximately US$17.5 million, US$20.6 million and US$14.6 million, respectively, and the operating subsidiaries’ inventory turnover days were 78.3 days, 76.1 days and 62.3 days, respectively. We cannot assure you that the operating subsidiaries will not experience any slow movement of inventories or that the operating subsidiaries’ inventories will not become obsolete, which may be caused by the reduced sales of the operating subsidiaries due to change in consumer demand or preferences, change of marketing strategy by the operating subsidiaries’ customers or incorrect estimation of the market demand for their products. If the operating subsidiaries fail to manage their inventories effectively or are unable to sell their excess inventories, the operating subsidiaries may face a risk of inventory obsolescence and/or significant inventory write-downs, which may impose pressure on our operating cash flow, and materially and adversely affect our business, financial condition, and results of operations.

The operating subsidiaries may not be able to maintain or increase the selling prices of their products.

Our results of operations are affected by the pricing of the operating subsidiaries’ products. For ODM products and white-label products, the operating subsidiaries generally price their products on the basis of a cost-plus calculation of the costs involved in manufacturing, and with reference to the prevailing market prices. For new ODM products, the operating subsidiaries generally review and adjust the price list every month. The ability of the operating subsidiaries to offer competitive prices and launch new patented products quickly after the original-brand products are released are critical factors, among other factors, in securing orders from their customers. The operating subsidiaries are generally able to maintain current pricing strategies for their products as a result of our localized operation and ancillary services provided to offline customers including drop ship service, private labeling and customized packing services. For branded products sold on the Walmart platform, the operating subsidiaries generally set the retail price based on the base selling prices, marketing expenses, fees paid to online selling platforms, different brand positioning and prices of competing products. If for any reason market perception of the operating subsidiaries should change for the worse, the operating subsidiaries may not be able to maintain or increase the selling prices of their products, which would have a material and adverse effect on our business, financial condition and results of operations. As more competitors are able to catch up with industry leaders by providing products of the latest printer models, the overall export price has shown a decreasing trend to reflect the intense competition. In addition, if the operating subsidiaries’ suppliers raise their prices and the operating subsidiaries are unable to pass it on to their customers, our profit margins will be reduced, and our financial condition and results of operations would be negatively affected.

Raw material purchase prices are subject to fluctuation and the operating subsidiaries could face shortage in supply of their raw materials.

Our cost of inventory sold mainly consists of the raw materials used in the production of toner cartridges, such as OPC drum, toner and chips. Our cost of inventory sold accounted for 81.6%, 76.4% and 80.5%, respectively, of our total cost of sales for the years ended December 31, 2023, 2024 and 2025. Depending on the market supply and demand conditions, prices of raw materials for the operating subsidiaries fluctuate and are influenced by the economic growth in the PRC, the prevailing prices of the global market and the availability of such raw materials, all of which are beyond our control. A significant volatility in the price levels of raw materials could increase our cost of sales and adversely affect our profit margin. We and the operating subsidiaries have not hedged against changes in commodity prices, and we and the operating subsidiaries do not intend to enter into such hedges in the future. We expect that raw materials prices will continue to fluctuate and be affected by the factors stated above in the future. As such, an increase in the prices of raw materials, inability to pass on or delay in passing on any increase in our costs of raw materials to consumers or inability to identify and source from alternative suppliers may have a significant impact on our profit margin and our profitability. The operating subsidiaries do not have long-term contractual arrangements with their suppliers. If all or a significant number of the suppliers for any particular raw material and/or packaging material are unable or unwilling to meet the operating subsidiaries’ production requirements, or if the operating subsidiaries are unable to obtain raw materials in quantities and of the quality the operating subsidiaries require at commercially reasonable prices, the production volume, product quality or our profitability may deteriorate and we could suffer shortages or significant cost increases which in turn may have a material adverse impact on our business, financial condition and results of operations.

Any interruption in the normal operations of the operating subsidiaries’ warehouses may have an adverse impact on the operating subsidiaries’ ability to fulfill orders from their customers and business operations.

The operating subsidiaries’ ability to fulfill customer orders on a timely basis is critical to their business operations and depends on the smooth operation of the operating subsidiaries’ warehouses. If the operating subsidiaries do not operate their warehouses well, it could result in delays in fulfilling customer orders, excess or insufficient fulfillment capacity, an increase in costs, decrease in gross profit margin, or harm the operating subsidiaries’ reputation and relationships with their customers.

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

For each of the years ended December 31, 2023, 2024 and 2025, our revenue mainly derived from North America and Europe. Our financial performance depends significantly on general economic conditions in North America and Europe and their impact on consumer confidence and discretionary consumer spending. Further, economic factors in North America or Europe such as a reduction in the availability of credit, increased unemployment levels, rising interest rates, financial market volatility, recession, reduced consumer confidence, and other factors affecting consumer spending behavior such as acts of terrorism or major epidemics could reduce demand for the operating subsidiaries’ products. On the other hand, any change in the global trade policy in North America or Europe, including tightening regulatory restrictions, industry-specific quotas, tariffs, non-tariff barriers and taxes, may have the effect of limiting the operating subsidiaries’ products exported from the PRC and, hence, an adverse effect on our business.

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

The operating subsidiaries may be unable to maintain their relationship with the customers, and they may fail to engage new customers.

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

We derive a significant portion of our revenue from export sales which accounted for substantially all of our revenue for the years ended December 31, 2023 and 2024, and approximately 88.7% of our revenue for the year ended December 31, 2025. Export sales are generally subject to export regulations including tariffs, quotas, customs and other import or export restrictions and impose trade barriers, market access regulations, trade sanctions or anti-dumping measures. Any violation of applicable regulations could subject the operating subsidiaries to a substantial fine, damage our reputation and result in sanctions on exporting. We cannot assure you that the national or local authorities in the overseas markets will not enact additional laws or regulations or amend or enforce new regulations in a more rigorous manner. Changes in export regulations may place restrictions on the operating subsidiaries in selling their products in the overseas markets, which could adversely affect our business, financial condition and results of operations.

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

The operating subsidiaries operate six overseas subsidiaries as their sales branch offices in the U.S., the Netherlands, Italy, Germany, the United Kingdom and France. As of December 31, 2025, the overseas subsidiaries had 47 foreign employees. For the years ended December 31, 2023 and 2024, we derived substantially all of our revenue from overseas sales, and for the year ended December 31, 2025, we derived approximately 88.7% of our revenue from overseas sales. Through our overseas subsidiaries, we plan to expand our global reach by increasing sales and marketing efforts and further expanding our geographical markets. As a result, we are subject to a variety of risks and uncertainties associated with such expansion, including:

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

In addition, we are subject to translation risks as our consolidated financial statements are reported in US$ while the financial statements of our Mainland PRC operating subsidiaries are prepared in RMB, the currency of the primary economic environment in which our operations are based, and the financial statements of some of our subsidiaries are prepared in Euros. We recorded currency translation gain of US$0.3 million, US$0.1 million, and US$0.6 million for the years ended December 31, 2023, 2024 and 2025, respectively. Accordingly, we may incur currency translation losses or gains due to translation of functional currency into the presentation currency which may adversely affect our financial position.

Our performance depends on the operating subsidiaries’ favorable labor relations with their employees. Any deterioration in these relations or a shortage of labor or a rise in labor costs may have an adverse effect on our operating results.

The operating subsidiaries’ manufacturing process is labor intensive and relies heavily on know-how and experience of their employees. With the introduction of automated production lines, the operating subsidiaries are becoming less reliant upon a significant number of skilled workers over time. However, the operation of automated production lines requires workers with relevant experience and expertise. As such, the operating subsidiaries rely on a combination of skilled workers and experienced automated production line operating personnel to support their product development and manufacturing processes. As of December 31, 2025, the operating subsidiaries had a total of 665 employees for manufacturing. Our success is dependent on the operating subsidiaries’ ability to hire, train, retain and motivate their employees. If the employees of the operating subsidiaries are not satisfied with what the operating subsidiaries offer, such as remuneration package or working environment, the operating subsidiaries may not be able to retain them, or to replace them with personnel of appropriate skill set at comparable costs. In such event or in the event that the regions near the operating subsidiaries’ production facilities do not have a sufficiently sizable labor force, the operating subsidiaries may need to expend additional resources to attract and recruit suitable employees. Favorable labor relations are essential to our performance, and any material increase in our labor costs may have an adverse effect on our results of operations.

The operating subsidiaries maintain warehouses and/or offices in the Netherlands, the United Kingdom, France and Italy and hire local employees for the operations of these facilities. As a result, the operating subsidiaries are subject to labor laws of these European countries, which are relatively stringent.

As of December 31, 2025, the operating subsidiaries had 1,615 full-time employees, among whom 37 were located in European countries. Labor laws in Europe are generally more protective of employees. For instance, many countries in Europe have laws protecting employees from being terminated without proper cause with statutory advance notice or without paying employees severance compensation in statutorily determined amounts. In addition, in some European countries, the operating subsidiaries may be required to consult employee representatives or unions with respect to certain decisions the operating subsidiaries make that may impact their employees. As a result, these labor laws may be more costly to comply with and could interfere with the operating subsidiaries’ ability to quickly adjust operations in response to market changes or business strategies.

Through our Mainland PRC subsidiaries, we enjoy certain preferential tax treatments and government grants from the government of the PRC. Expiration of, or changes to, these preferential tax treatments and government grants could have an adverse effect on our operating results.

Our profit is affected by the level of income tax that we pay and the preferential tax treatment to which we are entitled through our Mainland PRC subsidiaries. In recognition of its strong technology and production development capability, our key operating subsidiary, Jiangxi Yibo, has been accredited as a high-tech enterprise since 2013, which entitles Jiangxi Yibo to a preferential EIT rate of 15%, subject to the review and approval by the tax authorities every three years. The current accreditation was awarded to Jiangxi Yibo on October 29, 2025 with a validity period of three years, and prior to its expiration, Jiangxi Yibo will submit an application for the renewal of the high and new technology enterprise certificate. To renew this, Jiangxi Yibo is required to meet certain criteria, including among others, a certain level of research and development expenses and a certain number of employees dedicated to research and development, which are subject to the review and approval of the relevant authorities.

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

We received government grants of US$0.5 million, US$0.9 million and US$0.5 million, respectively, during the years ended December 31, 2023, 2024 and 2025. Most of the government grants to our Mainland PRC subsidiaries are of a non-recurring nature and there is no assurance that our Mainland PRC subsidiaries would continue to enjoy the government grants at the historical levels, or at all. Any change, suspension or termination of these government grants we have received could materially and adversely affect our business, financial condition, and results of operations.

We are subject to customer credit risk in collecting trade receivables.

The operating subsidiaries’ ODM products and white-label products are generally sold on credit terms ranging from 90 to 120 days and from 30 to 60 days respectively. The credit terms of online sales of branded products are 14 days. Our trade receivables were settled by either bank transfer or check. For the years ended December 31, 2023, 2024 and 2025, average turnover days of our trade receivables were 68.6 days, 76.9 days and 97.6 days, respectively, which were within our credit period. As of December 31, 2023, 2024 and 2025, our trade receivables were approximately US$31.3 million, US$31.6 million and US$50.6 million, respectively. For the years ended December 31, 2023, 2024 and 2025, approximately US$0.46 million, US$0.12 million and US$0.61 million of allowance for credit losses were recorded, respectively. For the years ended December 31, 2023, 2024 and 2025, write-off of our trade receivables was US$0.47 million, US$0.13 million and US$0.09 million, respectively. We maintain export credit insurance which covers material commercial risks and political risks in relation to our export transactions. There is no assurance that all such amounts due to us will be settled on time or at all. Accordingly, we face credit risk in collecting the trade receivable due from customers. Our liquidity and profitability will be adversely affected if significant amounts due to us are not settled on time or at all. The bankruptcy or deterioration of the credit conditions of any major customers could also materially and adversely affect our business, financial condition, and results of operations.

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

During the years ended December 31, 2023, 2024 and 2025, there were no material product recalls, product returns, product liability claims or customer complaints that adversely affected our business. There can be no assurance that the operating subsidiaries’ quality control system will continue to be effective. Any significant failure in or deterioration of the efficacy of the operating subsidiaries’ quality control system could damage their product quality and have an adverse effect on our reputation in the market among our existing or prospective customers. It will, in turn, lead to reduced orders or loss of customers in the future, thus severely harming our business, financial condition, results of operations and prospects. The end-users of our products may have the right to bring an action under the law of Mainland PRC and relevant jurisdictions.

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

In the past few years, we experienced steady growth and, through our overseas subsidiaries, established our presence in North America and Europe. Our revenue amounted to approximately US$150.2 million, US$149.8 million and US$155.2 million, respectively, while our gross profit amounted to approximately US$59.0 million, US$52.3 million and US$45.7 million, respectively, with gross profit margin of approximately 39.3%, 34.9% and 29.4%, respectively, for the years ended December 31, 2023, 2024 and 2025. Going forward, we expect to continue to expand our business and geographic coverage. We may not succeed in executing our growth strategies due to a number of factors, such as:

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

Our future growth will depend upon the ability of the operating subsidiaries to maintain efficient operations at their existing production facilities and their ability to expand production facility as needed. The current utilization of the existing production facilities at the Yibo industrial park has been steadily increasing and is already close to full capacity. During the years ended December 31, 2023, 2024 and 2025, the operating subsidiaries had increased their production capacity by installing additional production lines in the existing factory and implementing automation to the existing production lines. The utilization rate of production facilities depends primarily on the demand for the operating subsidiaries’ products and the availability and maintenance of the operating subsidiaries’ equipment, but may also be affected by other factors, such as the availability of employees, a stable supply of electricity, and seasonal factors. In order to meet customers’ demands and advancements in technology, the operating subsidiaries maintain their production facilities on a regular basis. If the operating subsidiaries are unable to maintain their production facilities’ efficiency, the operating subsidiaries may be unable to fulfill purchase orders in a timely manner, or at all. This could have a negative impact on our business and results of operations.

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

The operating subsidiaries lease the premises used as offices in the PRC, California, the Netherlands, the United Kingdom and France from independent third parties. The operating subsidiaries also lease premises used as warehouses in California and South Carolina in the U.S., the Netherlands, the United Kingdom, France and Italy. See “Item 4. Information on the Company —B. Business Overview — Properties and Facilities.” Such premises and facilities were developed and/or maintained by the landlords to such premises and facilities. Accordingly, the operating subsidiaries are not in a position to effectively control the quality, maintenance and management of such premises and facilities. In the event the quality of the premises and facilities deteriorates, or if any or all of the landlords fail to properly maintain and renovate such premises or facilities in a timely manner, or if the operating subsidiaries are unable to successfully extend or renew our leases upon expiration of the current term on commercially reasonable terms or at all, the operating subsidiaries may be forced to relocate their branches, or the rental costs may increase significantly. The operating subsidiaries compete with many other businesses for sites in certain prime locations, and some landlords may have entered into long-term leases with the competitors of the operating subsidiaries for these locations. As a result, the operating subsidiaries may not be able to find desirable alternative locations without incurring significant time and financial costs. If this occurs, the operating subsidiaries’ operations may be disrupted, and our results of operations could be materially and adversely affected.

In addition, our Mainland PRC subsidiaries did not register their lease agreements in the PRC with the relevant government authorities. See “Item 4. Information on the Company —B. Business Overview — Properties and Facilities.” Under the relevant Mainland PRC laws and regulations, our Mainland PRC subsidiaries may be required to register and file with the relevant government authority executed leases. While the lack of registration will not affect the validity and enforceability of the lease agreements, a fine ranging from RMB1,000 to RMB10,000 may be imposed on the parties for each non-registered lease in case our Mainland PRC subsidiaries do not observe an order issued by relevant government authority which require them to file the registration in a specific period of time. Our Mainland PRC subsidiaries may be subject to an aggregate maximum penalty of RMB60,000 for all six unregistered lease agreements in Mainland PRC. Our Mainland PRC subsidiaries may incur additional expenses if any fines were imposed upon them, which may adversely affect our business and results of operations.

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

ASL is subject to the policies of the online selling platform on which it operates its online retail store. Failure to comply with the policies or any changes to which could lead to imposition of penalties by the platform or increased cost for compliance.

During the fiscal years ended December 31, 2023, 2024 and 2025, we operated online retail stores on Amazon and other online selling platforms. Our revenue generated from the online retail stores was approximately US$11.4 million, US$12.9 million and US$15.2 million, accounting for approximately 7.6%, 8.6% and 9.8% of our total revenue generated for the years ended December 31, 2023, 2024 and 2025, respectively. On December 31, 2025, the Company entered into agreements for the sale of ten (10) wholly-owned subsidiary companies, which operated online stores in connection with the Company’s overseas B2C business, to the Purchaser, as part of a strategic restructuring to streamline operations and optimize its business portfolio. Following the Disposition, as of the date of this annual report, through ASL, we operate one (1) online retail store on the Walmart platform, through which we sell remaining pre-Disposition toner cartridge and household product inventory. Upon the sale of all remaining inventory, such online store will cease operations.

The products we offer for sale on the online selling platform must comply with the requirements and restrictions of such platform, including all applicable platform policies, and all applicable laws and regulations. The platform has adopted comprehensive policies including general policies, intellectual property policies, product and requirements, shipping and tax policies. We cannot assure you that we will be in compliance with the policies or any other new policies, or that we would be able to efficiently change our business practice in line with the new policies. Any changes to the platform policies or to the interpretation or enforcement thereof may increase our operating costs. Any such failure in compliance or increased operating costs could materially and adversely affect our business, financial condition, and results of operations.

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

Our Class A ordinary shares may be delisted and prohibited from being traded under the HFCAA if the PCAOB is unable to inspect our auditors. The delisting and the cessation of trading of our Class A ordinary shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment.

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

The war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by North American countries, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our customers’ business and our business. The extent and duration of military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control.

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

Our revenue generated from Russia were US$6.3 million, US$3.5 million and nil for the years ended December 31, 2023, 2024 and 2025, representing 4.2%, 2.3% and nil of our total revenues, respectively. Our revenue generated from Eastern Europe were US$13.6 million, nil and nil for the years ended December 31, 2023, 2024 and 2025, representing 9.1%, nil and nil of our total revenue, respectively. As of the date of this annual report, we do not believe that our business segments, products, lines of service, projects, or operations have been materially impacted by the global supply chain disruptions resulted from the military invasion of Ukraine by Russia and we cannot guarantee that we will not be materially impacted by the economic uncertainty and volatility in the markets in the future, especially in light of Russia’s invasion of Ukraine. To mitigate any supply chain risks we may face in the future, we are increasing our purchases from suppliers located in close proximity to our production facilities, and intend to negotiate purchase agreements with our suppliers and source raw materials with fixed pricing and delivery commitments. We will continue to assess and respond where appropriate to any direct or indirect impact that the Russian invasion of Ukraine has on the availability or pricing of the raw materials for our products, manufacturing and supply, if any, and distribution chains for our products and on the pricing and demand for our products.

In addition, any deterioration in credit markets resulting directly or indirectly from the ongoing Russian invasion of Ukraine could limit our ability to obtain external financing to fund our operations and capital expenditures. Adverse economic conditions may also result in a higher rate of losses on accounts receivable that we accrue in the future due to credit defaults. As a result, a downturn in the worldwide economy resulting from the Russian invasion of Ukraine and other conflicts with a global impact that may arise from time to time could have a material adverse effect on our business, results of operations, and/or financial condition.

Heightened military conflict involving Iran and other geopolitical tensions in the Middle East may adversely affect global economic conditions and the business and results of operations of the operating subsidiaries.

The heightened military conflict involving the United States, Israel, and Iran, which escalated significantly in February 2026, has led to profound instability in global financial and energy markets. These events, including the closure of strategic airspaces and critical maritime routes such as the Strait of Hormuz and the Red Sea, have contributed to a dramatic increase in the price of oil and gas and created widespread market uncertainty. China is particularly exposed to these developments, as it is the largest purchaser of Iranian crude oil, having absorbed nearly 90% of Iran’s total crude exports as of early 2026. Any sustained disruption to Iranian oil exports, whether resulting from military action, the imposition of additional sanctions, or the closure of key maritime transit routes, could materially reduce the supply of crude oil available to China, drive up domestic energy costs, and exert significant downward pressure on China’s broader economy. The ongoing disruptions caused by these military actions, and the potential for further escalation, could result in protracted and severe damage to the global economy and investment climate, with disproportionate consequences for China-based businesses such as the operating subsidiaries.

The cumulative effect of these geopolitical pressures, including elevated global energy prices, supply chain disruptions, and reduced international trade flows, may weigh materially on global economic growth and consumer spending in North America and Europe, which are the operating subsidiaries’ primary markets. Any deterioration in economic conditions in North America or Europe resulting from these geopolitical developments could reduce demand for the operating subsidiaries’ products, adversely affect the purchasing power of their customers, and impair the operating subsidiaries’ ability to sustain and grow their sales network and export revenues.

Such geopolitical instability often leads to broad sell-offs in the equity markets and heightened investor sensitivity to risk. To the extent that disruptions to Iranian oil exports or other geopolitical developments in the Middle East increase global energy costs, disrupt supply chains, or dampen consumer confidence and economic activity in the operating subsidiaries’ key markets, the operating subsidiaries’ business, financial condition, and results of operations could be materially and adversely affected. Consequently, these developments may also materially and adversely affect the market price of our Class A ordinary shares, regardless of our actual operating performance. We cannot predict the ultimate progress or outcome of these situations, and any prolonged unrest or intensified military activities could have a material adverse effect on the global economy and, in particular, on economic conditions in North America and Europe, which in turn could negatively impact our financial condition and the value of our securities.

Changes in the general worldwide economic and political environment could reduce the demand for our toner cartridge products.

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

Changes in international, national and local political conditions could also reduce the demand for our toner cartridge products. For example, Russia’s adverse relationship with the United States, European countries and others, including as a result of the Russia-Ukraine conflict, has affected economic conditions and consumer spending in Russia, Ukraine and other Eastern European countries, which has led to declining demand for toner cartridge products in those regions. Likewise, continued political unrest in the Middle East, including as a result of the Israel-Hamas conflict, may adversely affect the economy in the region. Even after resolution of the Russia-Ukraine and Israel-Hamas conflicts, there is no guarantee that demand for toner cartridge products in these regions will return.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, companies operating in Mainland China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of their employees up to a maximum amount specified by the local government from time to time at locations where the businesses are operated. During the years ended December 31, 2023, 2024 and 2025, our Mainland PRC subsidiaries did not make adequate contributions to social insurance plans for certain employees. We cannot assure you that these employees will not complain to the relevant authorities regarding the basis of how our Mainland PRC subsidiaries had made the contribution for them, which may in turn result in the relevant authorities ordering our Mainland PRC subsidiaries to make supplemental contribution and/or imposing late fees or fines on our Mainland PRC subsidiaries, among other things. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Risks Relating to Doing Business in the PRC

Adverse changes in economic, political and social conditions of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

The operating subsidiaries’ production facilities are located in Xinyu City, Jiangxi Province, the PRC. Besides, the operating subsidiaries have one distribution center in Zhongshan City, Guangdong Province, the PRC. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most of the developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industry policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

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

For the years ended December 31, 2023, 2024 and 2025, we derived revenue from offline sales in the U.S. amounting to approximately US$78.6 million, US$66.9 million and US$72.5 million, respectively, representing 56.6%, 48.8% and 46.7%, respectively, of our total revenue from offline sales for the respective years. In the event of any adverse actions taken by the U.S. with respect to continued trade or enactment of legislation that restricts trade with China, the operating subsidiaries will be subject to possible sales interruptions, cancellations of orders or increase in costs, and our revenue generated from the U.S. may decline as a result.

In February 2025, President Donald J. Trump declared a national emergency under the International Emergency Economic Powers Act (“IEEPA”) and announced the imposition of a 10% tariff on all imports from China, citing concerns related to trade imbalances and national security. These tariffs imposed under IEEPA were deemed unlawful. Following such ruling, a temporary 10% global tariff was imposed on imports under Section 122 of the Trade Act of 1974. Separately, tariffs imposed under Section 301 of the Trade Act of 1974 and Section 232 of the Trade Expansion Act of 1962 remain unaffected by the Supreme Court’s ruling and continue to apply to Chinese goods. As of February 2026, average U.S. tariff rates on Chinese goods were approximately 34%, excluding exemptions and Section 232 actions. These cumulative tariff measures were subsequently lifted following the U.S. Supreme Court’s ruling in Learning Resources in February 2026, which held that tariffs add to the existing duties imposed on Chinese goods, further increasing the cost burden on U.S. importers and potentially affecting demand for products sourced from the PRC. If these tariffs remain in place or are further escalated, the profitability and the ability of the operating subsidiaries to export their products from the PRC to the U.S. could be materially and adversely affected, and the operating entities may not be able to pass the increased costs to their customers. Any deterioration in the relationship between the U.S. and the PRC could further increase the costs of exported products to the U.S. for the operating subsidiaries or limit the ability of the operating subsidiaries to export their products to the U.S., which could have an adverse effect on our business, financial condition and results of operations.

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

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. If our Mainland PRC subsidiaries fail to make adequate social insurance and housing fund contributions, they may be subject to fines and legal sanctions, and our business, financial conditions and results of operations may be adversely affected. During the years ended December 31, 2023, 2024 and 2025, our Mainland PRC subsidiaries did not make adequate contributions to the social insurance and/or housing fund for certain employees as they voluntarily waived the contributions by our Mainland PRC subsidiaries. See “Business — Legal Proceedings.” Our Mainland PRC subsidiaries received confirmations from relevant local authorities that they were not subject to any penalty for failing to make full contributions to the social insurance fund and housing fund during the years ended December 31, 2023, 2024 and 2025.

These laws designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our Mainland PRC subsidiaries’ employment practices may not at all times be deemed in compliance with the regulations. As a result, our Mainland PRC subsidiaries could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

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

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “— Risks Relating to the Class A ordinary shares and the Trading Market — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

On September 24, 2024, the State Council promulgated “Regulations on Network Data Security Management” which became effective on January 1, 2025. The Regulations on Network Data Security Management requests network data processors to comply with the obligation of cybersecurity protection when carrying out network data processing activities. A network data processor identified in the Regulations on Network Data Security Management refers to an individual and an organization that independently decides the processing purpose and method in network data processing activities. Meanwhile, the Regulations on Network Data Security Management also provides that if network data processors carry out network data processing activities that affect or may affect national security, they shall undergo a national security review in accordance with relevant national regulations. In the opinion of JunHe LLP, our PRC legal counsel, our business operations do not currently involve network data processing and therefore do not fall under the definition of “network data processors.” JunHe LLP has advised us that we are not required to conduct national security review according to the Regulations on Network Data Security Management.

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

We are an exempted company incorporated under the laws of the Cayman Islands. In addition, a substantial portion of our assets are located in Mainland China, and certain of our senior executive officers and directors, including our Chief Executive Officer, Mr. Shaofang Weng, our Chief Financial Officer, Mr. Quanmao Zhou, our Vice Presidents, Mr. Zhisheng Cheng and Mr. Qilong Yang, and our directors, Mr. Weidong Gu, Mr. Shaofang Weng, Ms. Fenglei Jiang, and Mr. Xinwei Xie, reside within Mainland China. As a result, it may be difficult for you to effect service of process upon us or those persons inside Mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets situated in the United States. In addition, there is uncertainty as to whether the courts of Mainland China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

During the fiscal years ended December 31, 2023, 2024 and 2025, we operated online retail stores on various platforms. Our revenue generated from online sales was US$11.4 million for the year ended December 31, 2023, US$12.9 million for the year ended December 31, 2024, and US$15.2 million for the year ended December 31, 2025, accounting for 7.6%, 8.6%, 9.8% of our total revenues for the respective period. On December 31, 2025, the Company entered into agreements for the sale of ten (10) wholly-owned subsidiary companies, which operated online stores in connection with the Company’s overseas B2C business, to the Purchaser, as part of a strategic restructuring to streamline operations and optimize its business portfolio. Following the Disposition, as of the date of this annual report, through ASL, our Hong Kong subsidiary, we operate one (1) online retail store on the Walmart platform, through which we sell remaining pre-Disposition toner cartridge and household product inventory. Upon the sale of all remaining inventory, such online store will cease operations.

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

Risks Relating to Our Class A ordinary shares and the Trading Market

Nasdaq has recently adopted and proposed new listing rules that could result in the accelerated delisting of our Class A ordinary shares.

Nasdaq has recently adopted and proposed several new continued listing requirements that could subject our Class A ordinary shares to accelerated suspension and delisting proceedings, with limited or no opportunity to cure noncompliance.

Amended Minimum Bid Price Rule (Effective January 19, 2026). Nasdaq amended its minimum bid price rules, effective January 19, 2026, such that if a listed security’s closing bid price falls below $0.10 for ten consecutive trading days, Nasdaq will immediately issue a Staff Delisting Determination under Rule 5810 and the company will be ineligible for any compliance period that would otherwise be available. Prior to this amendment, an immediate delisting determination could only be issued after a company’s security had already been non-compliant with the $1.00 minimum bid price requirement for 30 consecutive trading days. Nasdaq adopted this change on the basis that a rapid decline in a security’s price to below $0.10 is indicative of deep financial or operational distress that is unlikely to be temporary.

Proposed Minimum Market Value Requirement (SR-NASDAQ-2026-004, Pending SEC Approval). Nasdaq has proposed a new rule that would require listed companies on the Nasdaq Global Market and Nasdaq Capital Market to maintain a minimum Market Value of Listed Securities of at least $5 million. Failure to satisfy this requirement for 30 consecutive business days would result in immediate suspension and delisting without a standard compliance period. Under the proposed rule, any automatic stay of suspension during an appeal would be eliminated, meaning our securities would likely trade over-the-counter while any appeal is pending.

Proposed Discretionary Delisting Authority (SR-NASDAQ-2026-009, Pending SEC Approval). Nasdaq has also proposed granting itself discretionary authority to immediately delist securities if the SEC has suspended trading due to potential third-party misconduct.

If our Class A ordinary shares are delisted from Nasdaq for any reason, it could materially and adversely affect our business, financial condition, and results of operations. Delisting would likely cause the trading volume and liquidity of our Class A ordinary shares to decline significantly, as many institutional investors are prohibited by their investment mandates from holding securities that are not listed on a national securities exchange. Our Class A ordinary shares would likely be traded on the over-the-counter markets, where investors may find it more difficult to obtain timely and accurate information about our company and where the trading market may be significantly less liquid than Nasdaq. The reduction in liquidity could cause the trading price of our Class A ordinary shares to decline materially. In addition, delisting could impair our ability to raise capital through the issuance of equity or equity-linked securities, as investors and underwriters may be unwilling to participate in offerings of securities that are not listed on a national securities exchange. Delisting could also trigger defaults or acceleration provisions under any existing or future debt instruments or agreements, and could impair our ability to attract and retain employees, customers, and business partners who may view a Nasdaq listing as an indicator of our financial stability and credibility. Furthermore, the delisting of our Class A ordinary shares could result in negative publicity and erode investor confidence in our company, which could have a long-term adverse impact on our business prospects and the value of your investment.

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

In recent years, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A ordinary shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A ordinary shares.

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

Our authorized share capital is divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 30 votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The holder of Class B ordinary shares has the ability to control matters requiring shareholders’ approval, including any amendment of our memorandum and articles of association. Any future issuances of Class B ordinary shares may be dilutive to the voting power of holders of Class A ordinary shares. Any conversions of Class B ordinary shares into Class A ordinary shares may dilute the percentage ownership of the existing holders of Class A ordinary shares within their class of ordinary shares. Such conversions may increase the aggregate voting power of the existing holders of Class A ordinary shares. In the event that we have multiple holders of Class B ordinary shares in the future and certain of them convert their Class B ordinary shares into Class A ordinary shares, the remaining holders who retain their Class B ordinary shares may experience increases in their relative voting power.

Mr. Weidong Gu, our founder and chairman of the board of directors, beneficially owns 100% of our issued Class B ordinary shares. These Class B ordinary shares constitutes 44.43% of our total issued and outstanding share capital and 96.00% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual class share structure. As a result of the dual class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

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

A non-United States corporation will be PFIC for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (based on average of the quarterly values of the assets) during such year is attributable to assets that that produce or are held for the production of passive income. Based on the current and anticipated value of our assets and the composition of our income assets, we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ending December 31, 2026 or in the foreseeable future. However, the determination of whether or not we are a PFIC according to the PFIC rules is made on an annual basis and depend on the composition of our income and assets and the value of our assets from time to time. Therefore, changes in the composition of our income or assets or value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the quarterly market value of Class A ordinary shares, which is subject to change and may be volatile.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weakness in internal control over financial reporting could result in financial statement errors, which, in turn, could lead to error our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting. We will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act containing short-swing profit recovery provisions; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate History

Our founders, Mr. Weidong Gu, Mr. Shaofang Weng, Mr. Zhisheng Cheng and Mr. Qilong Yang and other shareholders established our operating subsidiaries, Jiangxi Yibo in January 2011 and Aster BVI in February 2011, respectively. In March 2011, Aster US was formed in the State of California as a limited liability company, which later served as our sales headquarter for the North American market. Aster US functions as a wholesaler and distributor and interacts with retailers, resellers, and dealers in the North American market. Since its inception, Aster US has focused its operations on the offline sales to customers and dealers in the North American market and has not conducted any e-commerce related business. In July 2011, Aster NL was formed in the Netherlands as a limited liability company, which later became our headquarter serving mainly the European market. In February 2012, through the operating subsidiaries, we commenced our operations of our first online retail store on Amazon. Since 2012, Mr. Weidong Gu assumed leadership of our operations. Mr. Gu had a strong vision to seize the potential business opportunity in the compatible toner cartridge industry and led our Company with a focus on research and development, patent protection, manufacturing operations as well as overseas sales operations. Through Mr. Weidong Gu and the management team’s continuous leadership and contributions over the years, we have expanded our footprint to North America and European markets through the operating subsidiaries. Through the operating subsidiaries, we currently own over 400 registered patents in the U.S., Europe and the PRC for the production process, equipment and proprietary technologies we developed relating to the manufacture of our compatible toner cartridges. As of the date of this annual report, we operate one (1) online retail store on the Walmart platform through ASL, our operating subsidiary in Hong Kong, which sells remaining pre-Disposition toner cartridge and household product inventory. Upon the sale of all remaining inventory, such online store will cease operations. See also “—Recent Development.”

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

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries and other entities that are material to our business:

Aster Excellent Limited (British Virgin Islands)
Other minority shareholders
Public shareholders
Voting Power
97.09%
2.69%
0.22%
Planet Image International Limited (Cayman Islands)
Lucky Knot Limited (British Virgin Islands)
Aster Industrial Limited (British Virgin Islands)
Aster Graphics Company Limited (British Virgin Islands)
Aster Online Company Limited Note (Hong Kong)
Aster Graphics Company Limited (Hong Kong)
Aster Graphics, Inc. (United States)
Aster Technology Holland B.V. (Netherlands)
Aster Technology UK Ltd (United Kingdom)
Aster Technology Italia S.R.L. (Italy)
Aster Supplies GmbH (Germany)
Aster Technology France (France)
Offshore
Onshore PRC
Jiangxi Yibo E-Tech Co., Ltd. (PRC)
Planet Image International Electronics Technology (Shenzhen) Co., Ltd. (PRC)
Jiangxi Leibotai E-Tech Co., Ltd. (PRC)
Yantuo (Guangdong) Technology Co., Ltd. (PRC)
Represents 100% directly held equity interests, except for the percentages assigned to the shareholders of Planet Image International Limited, which represent voting ownership interests

Note:

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

These above-mentioned 11 limited liability companies have no operations. Prosperity Product Trade Co., Limited serves as the holding company for Access Supplies Limited, a company formed in Hong Kong in 2017 as the operating company for an e-commerce online shop on the Walmart platform. Pigeon King Co., Limited serves as the holding company for Proimage B.V., a company formed in the Netherlands, which has no business operations as of the date of this annual report. The financial position and results of operations of all the 12 subsidiaries of Aster Online Company Limited, including 11 companies with no business operations and one operating companies, have been consolidated into the accounts of Aster Online Company Limited and ultimately into the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Currently, we directly hold 100% of the equity interests in our subsidiaries, and we do not currently use a VIE structure.

Recent Development

On December 31, 2025, the Company entered into agreements for the sale of ten (10) wholly-owned subsidiary companies, which operated online stores in connection with the Company’s overseas B2C business, to an independent third party (the “Purchaser”), as part of a strategic restructuring to streamline operations and optimize its business portfolio. The subsidiary companies sold include entities incorporated in Hong Kong, the State of Delaware in the U.S., and the Netherlands, for an aggregate consideration of US$100,000. In addition, the Company entered into trademark transfer agreements for the sale of the ACCESS trademark portfolio (registered in United States) and two ASTER trademark portfolios (registered in Netherlands and United States) for an aggregate consideration of US$50,000. The total aggregate consideration for all subsidiary companies and trademark portfolios (the “Disposition”) is US$150,000. The transactions were approved by the Board of Directors of the Company through written resolutions dated December 30, 2025, and the consideration for each subsidiary and trademark portfolio has been paid in cash by the Purchaser and received by the Company. The sale of the subsidiary companies includes the transfer of all issued and outstanding shares in each respective subsidiary to the Purchaser, free and clear of all liens, charges, and encumbrances. As of the date of this annual report, the equity interests in nine (9) of the ten (10) subsidiary companies have been transferred to the Purchaser. The transfer of equity interests in Proimage B.V., a company incorporated in the Netherlands, is currently in process; however, the operational control and management rights of Proimage B.V. have been transferred to the Purchaser. Following the Disposition, the Company continues to operate one (1) online store on the Walmart platform, through which it sells self-branded product inventory manufactured prior to the Disposition and household product inventory purchased prior to the Disposition. Upon the sale of all remaining inventory, such online store will cease operations. The Company does not expect the Disposition to have a material adverse impact on its ongoing business operations.

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

Through the operating subsidiaries, we primarily develop and manufacture toner cartridges that are compatible with and can be used in a wide range of commonly available models of laser printers from different manufacturers, on a white-label or third-party brand basis. Through the operating subsidiaries, we also sell self-branded products in the domestic PRC market under two brands, Shiyin and Tiancai. Customers of the operating subsidiaries range from wholesalers, dealers to retail customers. Through the operating subsidiaries, we have a wide international footprint through established sales channels, with products sold to customers in over 54 countries, and sales in North America and Europe representing the majority of our revenue.

Through the operating subsidiaries, we sell our products mainly: (i) to offline overseas customers who own their brands on an ODM basis; (ii) to offline overseas dealers who primarily sell our white-label products to end consumers; (iii) to domestic dealers in the PRC who primarily sell our white-label products and our self-branded products to end customers; and (iv) through ASL, directly to customers on a retail basis through one (1) online retail store on the Walmart platform, selling remaining pre-Disposition toner cartridge and household product inventory. Upon the sale of all remaining inventory, such online store will cease operations. There is no major difference in terms of product capability between ODM products and white-label products, and the main difference lies in product packaging and pricing.

Through the operating subsidiaries, we have established localized sales operations in the overseas markets to manage and maintain relationships with local customers and provide support to offline customer purchasing the operating subsidiaries’ self-branded products and products offered by the operating subsidiaries on an ODM basis. So far, the operating subsidiaries have established sales operations in the U.S., Italy, Germany, France and the United Kingdom. In addition, the operating subsidiaries maintain warehouses in California and South Carolina in the U.S. and in the Netherlands, the United Kingdom, France and Italy to ensure timely delivery to customers. In North America, most customers of the operating subsidiaries send purchase orders to us through the EDI system maintained by the operating subsidiaries. The operating subsidiaries also have a self-developed cloud-based warehouse management system which was integrated with their EDI system and third-party platform to manage the purchase orders, inventory and accounting matters. Offline customers of the operating subsidiaries in Europe and other markets generally place purchase orders with the sales team of the operating subsidiaries through emails.

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

What have we accomplished

We have experienced significant growth since our inception. Our growth is partially attributable to our comprehensive sales strategy and our highly efficient and complementary sales channels. During the years ended December 31, 2023, 2024 and 2025, our revenue was primarily generated from North America and Europe. Our revenue decreased from US$150.2 million for the year ended December 31, 2023 to US$149.8 million for the year ended December 31, 2024, representing a CAGR of 0.3%. Our net profit decreased from US$7.8 million for the year ended December 31, 2023 to US$7.1 million for the year ended December 31, 2024, representing a CAGR of 8.5%. Our revenue increased from US$149.8 million for the year ended December 31, 2024 to US$155.2 million for the year ended December 31, 2025, representing a CAGR of 3.6%. Our net result declined by US$15.0 million, from a net profit of US$7.1 million for the year ended December 31, 2024 to a net loss of US$8.3 million for the year ended December 31, 2025.

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

As leading original-brand printer companies have patented the toner cartridge drivers in their laser printers, compatible cartridge manufacturers may encounter litigations raised by original-brand printer companies for selling their cartridges unless they possess valid patents. There is a limited number of companies which have overseas sales due to the lack of quality patents to protect them. Overseas customers may also hesitate to purchase their products as they might get involved in infringement litigation. As of December 31, 2025, through the operating subsidiaries, we had obtained 409 patents registered in the U.S., Europe, and the PRC, for the production processes, equipment and proprietary technologies the operating subsidiaries developed relating to the manufacture of compatible toner cartridges. All of the operating subsidiaries’ compatible toner cartridges are covered by some of their patents. Through registering their patents, (i) the operating subsidiaries are able to protect and enforce their rights on their proprietary techniques and products and have reasonable grounds to defend, on a best effort basis, against potential litigations in the relevant jurisdictions; and (ii) the operating subsidiaries’ registered patents can help them promote their sales and increase their market share.

As of December 31, 2025, the operating subsidiaries’ research and development team consisted of a total of 134 professional engineers and skilled technicians, who were supervised and led by the chairman of our board of directors, Mr. Weidong Gu, who has over 20 years of experience in the compatible toner cartridge industry. On average, major brands launch more than two new printer models every year. After a new printer model is introduced to the market, the operating subsidiaries’ experienced research and development team is generally able to design patent compliant compatible toner cartridges for it quickly that may be operated in this new printer model within a short period of time after its introduction to the market. Together with their efficient production team, the operating subsidiaries’ sales team ensures that their patent compliant compatible toner cartridges are generally available for sale within three to six months after the launch of a new printer model. We believe that the short time-to-market for the operating subsidiaries’ products is a key competitive advantage as it enables the operating subsidiaries’ toner cartridges to quickly meet up market demand and establish and maintain our market share.

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

Localized sales model integrating multiple channels, including strategically located sales offices and logistic centers in the U.S. and Europe, enable the operating subsidiaries to build a broad end user customer base and achieve fast product delivery

Through the operating subsidiaries, we have established a comprehensive sales model integrating multiple sales channels, which enables the operating subsidiaries to build a wide geographical market coverage and a broad customer base including wholesalers, dealers and retail customers. Through the operating subsidiaries, we sell our products: (i) to overseas businesses who own their brands on an ODM basis, or ODM customers; (ii) to overseas dealers, who primarily resell white-label products to end consumers, primarily including small to medium size enterprises, local offices and schools; (iii) to domestic dealers in the PRC who primarily sell our white-label products and our self-branded products to end customers; and (iv) through ASL, directly to customers on a retail basis through one (1) online retail store on the Walmart platform, selling remaining pre-Disposition toner cartridge and household product inventory until such inventory is fully sold.

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

The operating subsidiaries’ localized sales operations include sales support team, strategically located warehouses and sophisticated order placing, warehouse management and logistic systems. The operating subsidiaries normally ship their inventories from factories in Mainland China to their strategically located warehouses in the U.S. and Europe based on the expected demand in each of the markets. To manage and support the overseas sales, the operating subsidiaries established their headquarters for Europe in the Netherlands in 2011 and further established sales office in each major market in Europe including the United Kingdom, Italy, Germany and France for further increasing their presence and market penetration. The operating subsidiaries maintain warehouses in California and South Carolina in the U.S., the Netherlands, the United Kingdom, France and Italy with sophisticated warehouse and logistics systems and professional logistic teams to ensure timely delivery from local warehouses to customers after they place orders. The operating subsidiaries also have their own highly experienced salesforces on the ground for our North American and European markets to serve and manage the local offline customers and provide support to offline customers procuring their ODM products respectively. Business customers of the operating subsidiaries procuring their ODM products and online retail customers are mainly served by the operating subsidiaries’ 24-hour sales teams based in their sales headquarter in Zhongshan City in the PRC. As of December 31, 2025, the operating subsidiaries had after-sales and technical service teams of 112 employees, with 70 of them working according to the office hours of the overseas time zones to provide timely service to these customers, which we believe significantly enhances their user experience and promotes customer loyalty. In addition, the operating subsidiaries provide drop ship service to small scale dealers whereby the operating subsidiaries deliver the products on the dealers’ behalf directly to the end customers procured by these dealers, which help to strengthen the operating subsidiaries’ collaborative relationship with these dealers.

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

The operating subsidiaries’ advanced IT systems enable them to capture opportunities in the local compatible toner cartridge market and operate their sales efficiently

As the size of online compatible toner cartridge market grows, an increasing number of overseas local wholesalers and dealers have started to expand their business to online sales platforms and achieve business growth from their sales online. The operating subsidiaries also utilize advanced IT systems for their offline sales by delivering services to local wholesalers and dealers with online retail businesses. The operating subsidiaries have developed an internet-based quick order system for customers including local wholesalers and dealers to facilitate these customers’ handling of orders, logistics and payments. The operating subsidiaries’ offline customers in the North American market generally use electronic data interchange system, or EDI system, to send purchase orders to the operating subsidiaries. The operating subsidiaries’ strong in–house IT team have self-developed a cloud-based warehouse management system which seamlessly connected with many third-party platforms in the U.S. for handling orders online. The operating subsidiaries provide these offline customers with automatic updates of logistics and payment information for improving the operational efficiency of their customers. Revenue derived from our offline sales channels increased from US$79.5 million for the year ended December 31, 2023, representing 52.9% of our total revenue for that year to US$85.9 million for the year ended December 31, 2024, representing 57.3% of our total revenue for that year, and decreased to US$72.9 million for the year ended December 31, 2025, representing 46.9% of our total revenue for that year.

The operating subsidiaries are dedicated to ensuring quality of their products and delivering excellent customer service

We believe that the quality and reliability of the operating subsidiaries’ products coupled with their localized customer service are vital in maintaining customer loyalty and upholding the operating subsidiaries’ reputation. The operating subsidiaries’ quality control system covers the entire production process, from the selection of suppliers and procurement of raw materials to production, quality and reliability assurance. The operating subsidiaries have a dedicated quality control department comprising 41 experienced engineers, supervisors and inspectors as of December 31, 2025. The operating subsidiaries’ commitment to maintaining the high quality of their products is demonstrated by the certifications the operating subsidiaries have obtained from International Organization for Standardization, or ISO, International Imaging Technology Council, and Shenzhen United Testing Technology Co., Ltd., in respect of quality control and safety measures. In addition, the operating subsidiaries’ products are typically required to adhere to the transportation standard of International Safe Transit Association (“ISTA”) Procedure 1A, reliability standard of MIL-HDBK-3388 and testing standard of ISO/IEC 19752 and ISO/IEC 19798, and the internal quality standards of our customers. See “— Manufacturing and Quality Assurance — Quality Assurance” below for details. Low product return rates reflect the high quality of the operating subsidiaries’ products. During the years ended December 31, 2023, 2024 and 2025, the total value of products returned amounted to US$4.4 million, US$4.5 million and US$4.2 million, respectively, representing approximately 2.9%, 3.0% and 2.7% of our total revenue generated for the corresponding years. During the years ended December 31, 2023, 2024 and 2025, there were no material product recalls, product returns, product liability claims or customer complaints that adversely affected our business.

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

Growth Strategies

We plan to implement the following growth strategies through the operating subsidiaries:

Increase research and development efforts

The global compatible toner cartridge market is characterized by rapid technological development and continual introduction of new models. As a specialized manufacturer of compatible toner cartridges, our future success depends largely on the ability of the operating subsidiaries to continually update and launch new products that can be used in updated or new printer models that come to the market from time to time. The operating subsidiaries’ research and development capabilities have been instrumental to the quality and time-to-market of their products, which are the operating subsidiaries’ key strengths. The operating subsidiaries intend to increase research and development efforts to improve their product quality and strengthen their competitive advantages, particularly in the areas of production automation, and to form strategic partnerships with chip suppliers and developers to enhance chip technology capabilities and support the timely development of compatible toner cartridges for new printer models.

Upgrade and integrate the operating subsidiaries’ information systems to optimize their operational efficiency

In order to improve their operational efficiency and leverage advanced technologies to support their business operations, the operating subsidiaries have purchased a cloud-based Enterprise Resource Planning, or ERP system to integrate their key business functions, including procurement of raw materials, manufacture, sales, inventory, transportation and accounting. By tying together different business processes, an ERP system enables the flow of data between them and ensures the integrity of transactional data collected from multiple sources. The operating subsidiaries entered into an SAP cloud services subscription agreement in August 2024 and an SAP implementation consulting agreement with Capgemini in January 2025, and the ERP system went live on February 1, 2026. The existing sales and inventory management systems used by the operating subsidiaries for their sales in North America and Europe will be connected with the ERP system to achieve real time communication and avoid data duplication. We believe the implementation of the ERP system will facilitate the execution of our expansion strategies and help optimize our operational efficiency.

In addition, employees of the operating subsidiaries in the IT department will also be classified into three groups based on different technology development needs utilizing the ERP system. The operating subsidiaries are consolidating the mutual functions necessary for their different sales channels in their IT systems in order to provide support to their worldwide sales, in particular following their further expansion in different markets. These mutual functions include customer centers, product, purchase order, customer feedback, online retail store, payment, delivery, data service, product search and marketing. We believe such strategy will decrease the duplicated support provided to each sales channel and maximize the use of our internal resources.

Continue to increase sales and deliver customer services to offline overseas dealers, who sell our white-label products through online channels to end customers

The operating subsidiaries plan to further develop and expand their overseas local B2B business in future years. We believe that by serving local overseas wholesalers and dealers who are growing their online sales business, the operating subsidiaries will be able to learn about the end customers, design and manufacture products catering to the preferences of end customers, provide services addressing end customers’ needs, and increase their presence in this growing market. To this end, the operating subsidiaries plan to (i) further attract and retain qualified personnel to their team, (ii) continue with the investment in and development of their proprietary technologies and IT systems to reduce logistics costs and improve overall efficiency, and (iii) increase their sales, marketing and logistics efforts, including establishing dedicated sales department to this business component, disseminating advertisements and brand promotions, and constructing additional logistics centers. With the growth potential of e-commerce, the operating subsidiaries’ high-quality products and the employment of the operating subsidiaries’ business and marketing strategies, we hope to attract and retain more local overseas wholesaler and dealer customers who operate online sales business, enhance the operating subsidiaries’ market position as a brand of toner cartridges, and further grow the business of the operating subsidiaries in general.

Our Business Model

ODM business. The operating subsidiaries conduct their ODM business through selling their products to customers located overseas, who purchase their products on an ODM basis. Under the ODM business, the operating subsidiaries provide contract manufacturing services to their customers from the operating subsidiaries’ facilities in Mainland PRC and sell under the customers’ own brand names and packaging. Generally, the operating subsidiaries will ship ODM products directly to the customers’ warehouses. The target customers of wholesalers, who primarily purchase the operating subsidiaries’ products on an ODM basis, are generally large to medium enterprises, government organizations and educational institutions. For the years ended December 31, 2023, 2024 and 2025, we derived approximately 35.9%, 34.1% and 43.2% of our total revenue from sales of the operating subsidiaries’ ODM business, or sale of ODM products, respectively.

B2B business. The operating subsidiaries conduct their overseas B2B business through selling white-label products to dealer customers who generally resell these products to end consumers, including, among others, small to medium enterprises, local offices and schools, through offline channels and/or online e-commerce platforms. White-label products are those with generic packaging and no brand information. End consumers directly place purchase orders with these dealers through online e-commerce platforms, and the dealers provide customer services to end consumers. The operating subsidiaries, on the other hand, provide services including custom packaging solutions, drop shipping services and storage services. To better serve these dealers and develop further customer connections, the operating subsidiaries have local offices and logistics centers located across the U.S. and Europe and equip them with advanced IT systems that help with processing orders from online and offline channels. For the years ended December 31, 2023, 2024 and 2025, we derived approximately 56.5%, 57.3% and 46.9% of our total revenue from the operating subsidiaries’ overseas B2B business, or sale of white-label products to dealers, respectively.

Overseas B2C business. During the fiscal years ended December 31, 2023, 2024 and 2025, we operated online retail stores on Amazon and other online selling platforms. Following the disposition of ten (10) wholly-owned subsidiaries that previously operated the Company’s overseas B2C online store business on December 31, 2025, the Company continues to operate one (1) online store on the Walmart platform through ASL, through which it sells remaining pre-Disposition toner cartridge inventory manufactured prior to the Disposition and household products purchased prior to the Disposition. Upon the sale of all remaining inventory, such online store will cease operations. For the years ended December 31, 2023, 2024 and 2025, we derived approximately 7.6%, 8.6% and 9.8% of our total revenue from the operating subsidiaries’ overseas B2C business, or sale of branded products, respectively.

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

Toner Cartridges

Compatible Toner Cartridges

A toner cartridge is the consumable component of a laser printer. Toner cartridges contain toner powder, which is used to form text and graphics on paper. The toner is transferred to paper via an electrostatically charged drum unit and fused onto the paper by heated rollers during the printing process. Compatible toner cartridges are designed and manufactured by third-party manufacturers and can be used with various printer models.

For the years ended December 31, 2023, 2024 and 2025, revenue for sales of compatible toner cartridges was US$144.5 million, US$138.1 million, and US$139.7 million, respectively, representing 96.2%, 92.2% and 90.0% of our total revenue for the respective periods.

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

For the years ended December 31, 2023, 2024 and 2025, revenue for sales of remanufactured toner cartridges was US$1.2 million, US$1.0 million, and US$1.5 million, respectively, representing 0.8%, 0.7%, and 1.0%, respectively, of total revenue for the periods.

Ancillary printer components

The operating subsidiaries also manufacture a small amount of ancillary printer components, including carbon tapes, color tapes and packaging materials for toner cartridges.

Raw Materials and Suppliers

Raw Materials and Procurement

The raw materials the operating subsidiaries procure primarily include toner, chips and OPC drums which are predominantly sourced from the operating subsidiaries’ Mainland PRC suppliers. The procurement department of the operating subsidiaries procures raw materials with reference to the operating subsidiaries’ production plans, production orders on hand, and inventory level. As of December 31, 2025, the operating subsidiaries’ procurement team of the production material control department consisted of nine (9) employees.

The purchase price of raw materials may vary in certain circumstances, such as any substantial changes in market conditions. The operating subsidiaries closely monitor fluctuations in the prices of their raw materials and adjust their raw materials inventory policy in accordance with such price fluctuations if necessary. To minimize exposure to price fluctuations of raw materials and to avoid delays and/or shortages in the supply of raw materials, the operating subsidiaries may make large-scale purchases when necessary and seek new suppliers to replace unstable suppliers. During the years ended December 31, 2023, 2024 and 2025, the operating subsidiaries did not experience any shortage or material delay in the supply of raw materials.

In addition, in the event of any material fluctuation in the purchase price of raw materials, the operating subsidiaries may adjust the selling price of their products accordingly. If the operating subsidiaries are unable to increase the selling price of their products due to market competition, the operating subsidiaries seek to mitigate the adverse impact of such price increases by improving their manufacturing efficiency. The operating subsidiaries do not currently have any hedging policies with regard to their raw materials, but the operating subsidiaries re-evaluate such determination from time to time based on the costs and benefits of hedging.

Suppliers

Selection criteria of raw material suppliers

The operating subsidiaries conduct assessments on all new suppliers prior to sourcing raw materials from them. Such assessments are based on several key criteria, including the quality of goods, delivery speed, quality of technical support, and responsiveness. If the operating subsidiaries determine that a supplier has met their requirements, the supplier will be added to their approved suppliers list. As of December 31, 2025, the operating subsidiaries had over 510 approved suppliers on the list. Suppliers on the approved suppliers list are subject to annual reassessment.

Concentration of raw material suppliers

During the fiscal year ended December 31, 2023, 2024 and 2025, purchases from the operating subsidiaries’ largest supplier amounted to approximately US$17.7 million, US$16.7 million and US$10.4 million, respectively, representing approximately 23.3%, 19.3% and 11.4% of the operating subsidiaries’ total purchases, respectively. Purchases from the operating subsidiaries’ top five suppliers amounted to approximately US$36.5 million, US$37.9 million, and US$49.8 million, respectively, representing approximately 47.9%, 43.7% and 54.7% of total purchases, respectively. For the fiscal year ended December 31, 2023, two suppliers each accounted for more than 10% of the Company’s total purchases, namely Zhongshan Yuanshi Micro Technology Co., Ltd. and Jiangxi Runhong Mould Co., Ltd., contributing approximately 23.3% and 11.1% of the Company’s total purchases, respectively. For each of the fiscal years ended December 31, 2024 and 2025, one supplier, Zhongshan Yuanshi Micro Technology Co., Ltd., accounted for more than 10% of the Company’s total purchases, contributing approximately 19.3% and 11.4% of the Company’s total purchases, respectively. No other supplier accounted for more than 10% of the Company’s total purchases in any of the fiscal years ended December 31, 2023, 2024 and 2025.

Other than color toner, the operating subsidiaries’ raw materials are generally available from a large number of local suppliers. There is only a limited number of color toner manufacturers globally. One of the operating subsidiaries’ suppliers is the largest manufacturer of color toner in Mainland PRC, but also the operating subsidiaries’ competitor for the sale of compatible toner cartridges. Through Jiangxi Leibotai, we entered into a legally binding procurement agreement with this supplier for a term from January 1, 2026 to December 31, 2028. Notwithstanding the foregoing, we believe the operating subsidiaries are able to source color toner from other manufacturers, although this may not be at a favorable cost given the limited number of manufacturers available. During the years ended December 31, 2023, 2024 and 2025, the operating subsidiaries did not experience any significant difficulties in obtaining raw materials and packaging materials, and the operating subsidiaries did not encounter any significant problems with the quality of their raw materials or packaging materials.

Procurement agreements with raw material suppliers

The operating subsidiaries generally enter into legally binding procurement agreements with their suppliers. The principal terms of the procurement agreements are summarized below.

●	Duration: Such procurement agreements are generally effective for a term of two (2) years.

●	Pricing: Product prices are not specified in the procurement agreements but are instead confirmed in individual purchase orders.

●	Specifications and quality requirements: Raw materials supplied by the suppliers shall strictly comply with the applicable product specifications and standards.

●	Payment terms: Payments are made by the operating subsidiaries to their suppliers through mutually agreed methods, including wire transfer, bank transfer, cash, and check. The specific payment date shall be the date on which the payment terms agreed in the relevant purchase orders become due and payable.

●	Delivery: Products shall be delivered in accordance with the applicable purchase orders or other written requirements of the operating subsidiaries.

●	Inspection and product returns: The operating subsidiaries typically inspect products for compliance with agreed quality standards, quantity, and specifications upon receipt. If any issue is identified, the operating subsidiaries shall resolve the issue with the relevant supplier within a reasonable period (not to exceed one month). Where the cause of the issue is attributable to the supplier, the supplier shall be responsible for rectifying or remedying such issue.

●	Warranty: The product warranty period shall comply with applicable laws and regulations and the operating subsidiaries’ requirements. In the absence of a clear applicable rule, or where the relevant standard is lower than the operating subsidiaries’ requirements, the product warranty period shall be two (2) years from the date of acceptance.

●	Confidentiality: Without the prior written consent of the other party, neither party shall disclose any trade secrets or confidential information of the other party to any third party.

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

Production Facilities

All of the operating subsidiaries’ production facilities are located in Xinyu City, Jiangxi Province, the PRC and occupy approximately 182,986 square meters. As of December 31, 2025, the operating subsidiaries owned a production factory with two single-level buildings of similar size accommodating our 39 production lines. As set forth in detail below, the operating subsidiaries’ production facilities are already close to full capacity. Owing to the limited space of our existing production facilities, it is not feasible for the operating subsidiaries to establish new productions lines in their existing production facilities. The operating subsidiaries’ production lines can be adjusted by adding or replacing certain production equipment without incurring significant setup time and costs to meet different product specifications.

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

Production facilities are organized and managed by the operating subsidiaries’ safety staff in administration department. The operating subsidiaries conduct regular maintenance of their machinery and equipment so as to ensure that their business operations will not be disrupted unnecessarily. During the years ended December 31, 2023, 2024 and 2025, the operating subsidiaries did not encounter any breakdown of their production facilities that had a material adverse impact on their business operations.

Quality Assurance

The operating subsidiaries emphasize quality and reliability on their manufacturing process. The operating subsidiaries have been accredited the following international certifications.

Certificate	Coverage	Issuing Authority	Date of Grant	Date of Expiration
GB/T19001-2016/ISO9001:2015	the standard quality management system certification for our design, production and service of laser printer cartridge products	Shenzhen Universal Certification Center Co., Ltd.	June 16, 2023	June 15, 2026
GB/T24001-2016/ISO14001:2015	the environmental management system certification for our design and production of laser printer cartridge products	Shenzhen Universal Certification Center Co., Ltd	June 16, 2023	June 15, 2026
CE Certificate of Compliance	the compulsory safety CE certification according to the applicable EU directors for products entering the European Economic Area	Shenzhen United Testing Technology Co., Ltd.	June 10, 2019	Long term
STMC	the recognition for competence in Toner Printer Cartridge Quality Assurance Test Methods according to the Standard Test Methods Committee (STMC) Guide for evaluating all-in-one printer cartridges	International Imaging Technology Council	April 11, 2025	April 11, 2027

In addition, the operating subsidiaries’ products are typically required to adhere to the transportation standard of ISTA Procedure 1A, reliability standard of MIL-HDBK-3388 and testing standard of ISO/IEC 19752 and ISO/IEC 19798, and the internal quality standards of our customers. In order to meet the high-quality standards and to help minimize product return costs, the operating subsidiaries’ quality assurance procedures are carried out at various stages of the manufacturing process, including incoming, in-process and outgoing stages. To closely monitor the operating subsidiaries’ manufacturing process, the operating subsidiaries’ product group had a quality assurance division consisting of a team of 41 experienced engineers, supervisors and inspectors as of December 31, 2025. Furthermore, the operating subsidiaries have implemented systematic defect-elimination procedures to the entire manufacturing process to reduce defect rates in their products.

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

Research and Development

The operating subsidiaries engage in ongoing research and development activities to meet their customers’ increasingly sophisticated needs and maintain their leading-edge capabilities. As of December 31, 2025, the operating subsidiaries’ research and development team was comprised of 134 professional engineers and skilled technicians. The team was led by Mr. Weidong Gu, who has over 20 years of experience in the compatible toner cartridge industry. Most of the products developed from the operating subsidiaries’ research and development activities were compatible toner cartridges, and all of the operating subsidiaries’ compatible toner cartridges are covered by certain patents owned by the operating subsidiaries. The majority of our revenue generated during the years ended December 31, 2023, 2024 and 2025 was related to sales of compatible toner cartridges developed by the operating subsidiaries’ research and development team. For the years ended December 31, 2023, 2024 and 2025, our revenues generated from sales of the operating subsidiaries’ self-developed compatible toner cartridges were 96.2%, 99.3% and 90.0% of our total revenues for the respective periods.

We spent US$6.6 million, US$6.2 million and US$9.8 million for the years ended December 31, 2023, 2024 and 2025, respectively, on research and development activities. We consider the operating subsidiaries’ research and development activities critical to the continuing success of our business. The operating subsidiaries’ research and development efforts are focused on the following areas:

●	upgrade their products in line with the continuous update of printers;

●	design and development of new products; and

●	design and development of new production process to improve production efficiency and reduce overall manufacturing costs while maintaining design reliability.

The operating subsidiaries’ typical new product development process consists of the following steps:

The operating subsidiaries adopt a scientific and rigorous testing procedure with advanced equipment to ensure the quality reliability of their products. The operating subsidiaries’ products typically undergo tests mainly including reliability test, life test, high-low temperature and humidity test and noise test by printing at low speed. The operating subsidiaries closely monitor the customer feedback of a new product during the first six months after being launched to the market.

The operating subsidiaries’ research and development department is responsible for exploring and evaluating potential new products to be developed and manufactured by the operating subsidiaries. In order to quickly develop products compatible with new models of printers and meet customers’ changing needs, the operating subsidiaries closely track the latest patent rights applied by printer manufacturers, study the design, structure and components used in original-brand product updates, new original-brand products being released, and conduct market research to collect customer feedback. Through patent search, the operating subsidiaries gain access to patent information including the description of the claimed invention, the scope of patent protection sought by the applicant and the information of the patent holder. By tracking and analyzing the patents filed or obtained by printer manufacturers and industry peers, the operating subsidiaries are able to discover new trends in technology and product development at an early stage, build on and improve existing products and obtain guidance for the development of the operating subsidiaries’ self-owned technologies. In addition, the operating subsidiaries closely monitor the distribution channels of original-brand manufacturers including official websites, wholesale and offline retail stores to obtain the publicly available information of new products being launched.

Pricing

The operating subsidiaries adopt different pricing strategies for their products depending on different sales channels. In particular, the pricing levels of the operating subsidiaries’ products are formulated in consideration of the main factors below:

●	ODM customers (sale of ODM products): The operating subsidiaries generally adopt a fixed cost-plus pricing policy by considering the customer consumption volume, customer payment terms and delivery terms, length of business relationship and prices of competing products. The operating subsidiaries do not have rights to set the retail price of their ODM products for their customers, because ODM products are sold by the operating subsidiaries’ customers at the price set at such customers’ own discretion.

●	Dealers (sale of white-label products and in the PRC domestic market, also self-branded products): The operating subsidiaries typically price their white-label products at higher rates compared to their ODM products, as the operating subsidiaries take into account costs associated with their exclusive services provided to dealers, including custom clearance, warehousing, relabeling services, and direct shipping to end consumers. As a result, the operating subsidiaries are able to generate reasonable profits from their white-label products. The operating subsidiaries generally set prices at 15% to 25% of the prices of original-brand cartridge products sold to dealer customers, and are able to generate reasonable profits from such sales.

●	Online retail customers (sale of branded products): The operating subsidiaries generally set the retail prices for their branded products sold to retail customers at 30% to 50% of the prices of original-brand cartridge products. Typically, the operating subsidiaries are able to derive the highest profit margins from sales to online retail customers, among the three sales channels.

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

Logistics and Warehousing

Logistics

In the U.S., the operating subsidiaries strategically located their warehouses on the east and west coasts, in California and South Carolina respectively. A majority of the operating subsidiaries’ customers in North America, primarily in the U.S., can also track product deliveries through the operating subsidiaries’ self-developed inventory and logistics system named Matrix (“Matrix System”). The operating subsidiaries generally keep reasonable levels of inventories in the warehouses according to the population coverage. The operating subsidiaries also have a major logistics center in Venlo in the Netherlands and three warehouses strategically located in the north, central and south parts of Europe, including the United Kingdom, France and Italy.

We believe that reliable and timely product delivery is a critical component of providing satisfying shopping experience for the operating subsidiaries’ customers. Generally, finished products may be delivered at the operating subsidiaries’ costs or their customers’ costs to the locations designated by the operating subsidiaries’ customers, depending on the operating subsidiaries’ delivery arrangement with each customer.

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

White-label products (to overseas dealer customers or their end customers). The operating subsidiaries white-label products are generally being delivered from the operating subsidiaries’ production facility to their main overseas logistics centers, located in California and Venlo. The operating subsidiaries use major international delivery services companies to deliver their products from their overseas warehouses to the agreed-upon location of the wholesalers and dealers. A majority of the customers of the operating subsidiaries in North America, primarily in the U.S., can also track product deliveries through the operating subsidiaries’ Matrix system which integrates with the operating subsidiaries’ EDI ordering system for better sales management.

Branded products (remaining inventory). The remaining toner cartridge inventory held by ASL is delivered from the operating subsidiaries’ production facility to the warehouses maintained by the fulfillment centers of the Walmart platform and the operating subsidiaries’ overseas warehouses. Such products may be delivered to online retail customers either by the platform or directly by the operating subsidiaries.

White-label and self-branded products (to domestic dealers in the PRC). The operating subsidiaries’ white-label products and self-branded products sold to domestic dealers in the PRC are generally delivered from the operating subsidiaries’ production facilities located in Xinyu City, Jiangxi Province, the PRC. The operating subsidiaries arrange delivery of such products through third-party logistics service providers. Depending on the circumstances, delivery may be made either (i) directly to the domestic dealers, who are then generally responsible for arranging onward distribution of the products to their end customers within the PRC; or (ii) at the request of a domestic dealer, directly to the end customers designated by such dealer, in which case the operating subsidiaries arrange shipment to such designated locations through third-party logistics service providers. The operating subsidiaries coordinate with their domestic sales team to manage delivery schedules and ensure timely fulfillment of purchase orders placed by domestic dealers.

Warehouse Operations

The operating subsidiaries have warehouse management procedures that monitor the planning and allocation of warehouse space and stock of raw materials, work-in-progress and finished products to coordinate with the delivery arrangements and schedules. The operating subsidiaries have equipped fire alarm equipment, anti-theft system, security alarm and sprinkler system in their warehouses to protect their warehouses in Europe. In Europe, the operating subsidiaries use a powerful order management system named multichannel order manager to manage their purchase orders and ensure accurate inventory level information. In the U.S., the operating subsidiaries have equipped fire alarm and sprinkler system in their warehouses. In addition, the operating subsidiaries utilize their self-developed Matrix system to conduct inventory management and warehouse rack management, which enables them to maintain accuracy on stock inventory. The operating subsidiaries also perform a random stock check to confirm if some of the low inventory stock level is matching with the recordings in their Matrix system. The operating subsidiaries carry out physical stock counts every quarter to monitor their inventory level and to identify obsolete or damaged stock.

Inventory Control

The operating subsidiaries’ inventory mainly comprises raw materials, work-in-progress and finished products.

For ODM products, the operating subsidiaries manufacture the products on a made-to-order basis. The operating subsidiaries produce the ODM products after they receive a confirmed order of products.

For white-label products, the operating subsidiaries’ sales and marketing department, based on their understanding of historical sales and perceived market trends, formulates annual sales targets at the Company’s level and at the regional level. The operating subsidiaries’ regional sales teams then prepare their respective quarterly sales targets. The operating subsidiaries’ logistics teams communicate with regional sales teams on a weekly basis to review and make the next quarter’s sales prediction, and then communicate with the operating subsidiaries’ factory for upcoming production schedule. It generally will take about one month to manufacture the products and another 1.5 months to deliver the products to the operating subsidiaries’ overseas warehouses. The operating subsidiaries’ sales and marketing department reviews regularly whether the operating subsidiaries’ regional sales teams are able to meet their sales targets. At the end of each year, the operating subsidiaries’ sales and marketing department reviews annual sales by region, product and brand, customer turnover rate, the level of returned goods and the number of customer complaints. It is the operating subsidiaries’ policy to maintain sufficient inventory level of finished products. This is determined with reference to the historical daily sales of each type of products.

Sales and Customers

The operating subsidiaries sell their products and services through their own sales and marketing team based in the United States and Europe. As of December 31, 2025, the operating subsidiaries employed approximately 509 salespersons. They are responsible for identifying business and market opportunities, engaging in business networking, participating in industry exhibitions, organizing logistics, handling customer complaints, processing purchase orders, promoting products and social media and other online platforms, deepening relationships with existing customers, and cultivating relationships with potential customers worldwide. The operating subsidiaries’ sales and marketing departments include a Mainland PRC sales division and an overseas sales division. The operating subsidiaries’ overseas division is responsible for the sales of white-label products and assists the Mainland PRC sales team to follow up on the customers purchased ODM products in the North America and Europe market. The operating subsidiaries’ Mainland PRC sales division is further divided into an ODM sales team and an online branded products sales team.

The operating subsidiaries generally approach and develop new customers through the following methods:

ODM customers and Dealers

(i)	The operating subsidiaries participate in office supplies and printer consumables exhibitions to create business relationships with potential customers. The operating subsidiaries also follow up with potential customers to explore their purchasing needs.

(ii)	The operating subsidiaries contact active local dealers and make cold calls to potential customers.

(iii)	The operating subsidiaries hire salespersons with rich industry experiences.

Online retail customers

(i)	The operating subsidiaries invest in sponsored advertisements on online selling platforms to reach customers interested in purchasing toner cartridges to improve the brand recognition of the operating subsidiaries, grow customers and boost sales.

(ii)	Through providing customer services on a timely basis and constantly improving the quality of their services to online retail customers, the operating subsidiaries aim to build and improve their brand reputation and boost word-of-mouth marketing.

For the fiscal year ended December 31, 2023, we sold approximately 35.9%, 56.6% and 7.6% of our products to ODM customers, dealers and online retail customers, respectively, compared to 34.1%, 57.3% and 8.6% for the fiscal year ended December 31, 2024, and 43.2%, 46.9% and 9.8% for the fiscal year ended December 31, 2025.

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

During the years ended December 31, 2023, 2024 and 2025, the operating subsidiaries did not enter into any sales agreements or long-term contracts with their ODM customers other than rebate agreements for their ODM products. Through the rebate agreements, the operating subsidiaries offer them a discount on the selling price of 1% to 2% if ODM customers accept the responsibility to provide warranty services to end users for purchased goods with manufacturing defects, or if the customers make purchases of or above certain volume. In the event that the amount of defective products exceeds 1% of the total amount of products, ODM customers can return the defective ODM products back to the operating subsidiaries as credit. Such rebate agreement generally is valid for one year and shall be automatically extended at its expiration if neither party objects. The operating subsidiaries’ sales are conducted on a purchase order basis.

During the years ended December 31, 2023, 2024 and 2025, there were no material sales return from the operating subsidiaries’ customers purchasing their ODM products. For the years ended December 31, 2023, 2024 and 2025, sales to ODM customers were US$54.0 million, US$51.1 million and US$67.1 million, accounting for approximately 35.9%, 34.1% and 43.2% of our total revenues for those years, respectively.

Sales to Dealers

Dealers are customers who source toner cartridges from importers and/or wholesalers, and sell them to end consumers who place purchase orders with them, including small to medium sized enterprises, local offices and schools, among others. Many dealers do not maintain their own warehouses and therefore depend on importers and/or wholesalers to ship the orders directly to their end customers. Dealers typically order the operating subsidiaries’ products with small quantities compared to ODM customers. The operating subsidiaries’ local sales team need to identify and develop the dealers and provide the dealers with customized services. The operating subsidiaries supply overseas dealers with products with generic packaging boxes with no brand information, or white-label products. In addition, the operating subsidiaries conduct a domestic PRC B2B business through selling self-branded products under two brands, Shiyin and Tiancai, to domestic customers. The operating subsidiaries also provide optional ancillary services, including relabeling services, drop shipping services and storage services to dealers. With the aforementioned ancillary services, we believe that the operating subsidiaries have gained more bargaining power. In addition, through the operating subsidiaries’ proprietary EDI system and internet-based quick order system, the operating subsidiaries’ dealer customers can easily and effortlessly place orders with the operating subsidiaries, locate product specifications and inventory information, check the status of their orders, and make payments. See “— Technology.”

The operating subsidiaries do not enter into sales agreements or any long-term contracts with the dealers, and the operating subsidiaries’ sales are conducted on a purchase order basis. The dealers are not allowed to return or exchange products except for defective products.

For the years ended December 31, 2023, 2024 and 2025, the operating subsidiaries’ sales of white-label products to overseas dealers were approximately US$84.9 million, US$85.9 million and US$72.9 million, representing 56.5%, 57.3% and 46.9% of total revenue for respective periods.

Sales to Online Retail Customers

The operating subsidiaries’ online retail customers are those who purchase toner cartridge products through ASL’s online retail store on the Walmart platform. Individuals and small to micro sized enterprises mainly order through the online store. Upon sale of all remaining inventory, such online store will cease operations.

Currently, ASL operates one (1) online store on the Walmart platform, through which it sells remaining pre-Disposition toner cartridge and household product inventory. The operating subsidiaries’ sales to online retail customers are conducted on a per-order basis. Upon the sale of all remaining inventory, such online store will cease operations.

The operating subsidiaries typically set the retail prices for branded products to 30% to 50% of those of original-brand cartridge products. For the years ended December 31, 2023, 2024 and 2025, revenue generated from our online retail stores from branded products were approximately US$11.4 million, US$12.9 million and US$15.2 million, representing 7.6%, 8.6% and 9.8%, respectively, of total revenue for the periods.

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

Customer Service

The operating subsidiaries are committed to providing premium customer service quality to their customers, which is reflected in the operating subsidiaries’ product return and exchange policies. The operating subsidiaries maintain their main customer service center in sales headquarters in Zhongshan City in the PRC, handling user queries and complaints regarding the operating subsidiaries’ products and services. As of December 31, 2025, the operating subsidiaries had after-sales and technical service teams of 70 employees working according to the office hours in U.S. and European time zones to provide 24-hour service to these customers. The operating subsidiaries’ local sales team will also provide sales-related follow-up works for their customers. Customers can make queries on the operating subsidiaries’ products and ordering process and file complaints around the clock by various means, such as online chatting, a customer service hotline, emails and face-to-face communication. The operating subsidiaries’ customer service representatives are required to complete training on product and service knowledge, complaint handling and communication skills. The operating subsidiaries aim to provide timely, comprehensive, and high-quality customer services to ensure that the operating subsidiaries meet their customers’ needs and expectations for their products.

Services to ODM Customers and Dealers

The operating subsidiaries’ customers, including ODM customers and dealers, are eligible to refund or exchange defective products within two years from the date of purchase. During the warranty period, customers are eligible to submit refund or exchange requests to the operating subsidiaries’ return merchandise authorization team, or RMA team, at the operating subsidiaries’ quality assurance department. The RMA team will process the requests within 48 business hours. To expedite the RMA procedure, the operating subsidiaries request customers to submit RMA with five essential pieces of information, including item number, quantity, reason for return, batch number and original order number or purchase number. The operating subsidiaries generally provide a credit to the operating subsidiaries’ customers in the method in which the customers paid within seven business days of our receipt of the accepted return. A refund will not be processed until the product is received by the operating subsidiaries’ warehouse.

Defective products. The operating subsidiaries’ quality assurance team in sales headquarters in the U.S. and Europe will diagnose the claims for defective products based on the essential information and determined if the operating subsidiaries need to retrieve for inspection or not. Upon receipt of the returned items, the operating subsidiaries shall inspect them for final determination of return, exchange, or notification of ineligible products. The operating subsidiaries will notify their customers if any ineligible products are received. The operating subsidiaries reserve the right to either recycle or otherwise dispose of the ineligible products after seven days from the date customers were notified. Ineligible products include (i) any products were damaged due to customers’ error; (ii) any products are returned due to defects, but no defect is found after testing; (iii) any product that was not directly purchased from the operating subsidiaries or not the operating subsidiaries’ products; (iv) any returns with more than 70% of toner usage; and (v) any products that were malfunctioned. If the quality issues of our products are due to the faults of the operating subsidiaries’ suppliers, the operating subsidiaries will claim against their suppliers.

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

Sale of Household Products

Utilizing their supply chains and benefiting from established online sales channels, the operating subsidiaries sell third-party manufactured household products directly to customers through their online stores. Such products include fitness and home exercise equipment, electronics and accessories, home and kitchen appliances, and garden and outdoor tools, among others. The operating subsidiaries select the household products they sell based on market research and the sales volume of such product categories across various e-commerce platforms. The selection process involves identifying high-demand products, obtaining price quotes from suppliers, and evaluating profitability by comparing prevailing market prices with the operating subsidiaries’ cost of sales. Only products with a viable profit margin are considered for sale. The operating subsidiaries typically set retail prices for household products at competitive levels, aligning them with prices of comparable products on e-commerce platforms.

The operating subsidiaries’ household products are generally delivered from the suppliers to the warehouses maintained by the fulfillment centers of online selling platform and the operating subsidiaries’ overseas warehouses. The operating subsidiaries’ household products may be delivered to customers either by the platform or directly by the operating subsidiaries.

For household products, the operating subsidiaries determine their inventory levels based on the supply chain cycle of each product. Specifically, the operating subsidiaries consider factors such as supplier delivery times, shipping durations, and local inventory turnover requirements. For example, if a supplier’s delivery cycle is 30 days, transportation takes 45 days, and the operating subsidiaries aim to maintain 45 days of inventory at the destination warehouses, the total inventory level required would be 120 days in aggregate. This approach enables the operating subsidiaries to ensure a stable and sufficient level of product supply while minimizing the risk of stockouts.

Following the Disposition and as of the date of this annual report, through ASL, we operate one (1) online retail store on the Walmart platform, through which we sell remaining pre-Disposition toner cartridge and household product inventory. Upon the sale of all remaining inventory, such online store will cease operations.

For the years ended December 31, 2023, 2024 and 2025, revenue from the sale of household products was approximately US$4.1 million, US$10.7 million and US$14.0 million, respectively, accounting for approximately 2.7%, 7.1% and 9.0% of total revenue, respectively.

Suppliers of household products

Household products were sourced from suppliers based in the PRC, and the operating subsidiaries did not participate in the manufacturing of such products. When selecting suppliers, the operating subsidiaries prioritized existing partners who offered the same products while also exploring new suppliers within the industry that provided comparable quality at lower costs. The operating subsidiaries did not enter into long-term agreements with their suppliers; instead, products were procured on an as-needed basis through purchase orders. Such purchase orders typically included the name, quantity, unit price and specifications of the products ordered, as well as payment terms and delivery schedule and location. Additionally, no single supplier of household products accounted for more than 10% of the Company’s total purchases in any of the fiscal years ended December 31, 2023, 2024 and 2025.

Technology

The operating subsidiaries’ technologies are crucial to their success. The operating subsidiaries have invested strategically to build their proprietary technology, with the goal of improving operational efficiency and customer experience.

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

The operating subsidiaries have established and implemented internal policies and protocols in relation to the creation, management, implementation and protection of their intellectual property and trade secrets. Under the operating subsidiaries’ intellectual property protection measures, as of December 31, 2025, we had 409 registered patents, including utility patents, design patents and others, in Mainland PRC and worldwide, including 382 registered patents in Mainland PRC. As of December 31, 2025, we had 142 pending patent applications worldwide, including 134 of such pending applications in Mainland PRC. In addition, as of December 31, 2025, we had 122 trademarks, including 112 trademarks in various categories registered in Mainland PRC, one (1) trademarks in various categories registered in the U.S., seven (7) trademarks in various categories registered in Europe, and two (2) trademarks registered in Hong Kong. We also have two (2) domain names registered.

The operating subsidiaries rely on a combination of patent, and trademark laws and restrictions in Mainland PRC and other jurisdictions, fair trade practice, as well as confidentiality procedures and contractual provisions to protect their intellectual property rights and in order to provide patent safe and self-developed products to their customers. Despite the operating subsidiaries’ precautions, third parties may infringe the operating subsidiaries’ intellectual property rights. Unauthorized use of the operating subsidiaries’ intellectual property by third parties and the expenses that may incur in protecting the operating subsidiaries’ intellectual property rights from such unauthorized use may adversely affect our business and results of operations. See “Item 3. Key Information—D. Risk Factors — Risks Relating to the Business and Industry of the Operating Subsidiaries— The operating subsidiaries’ ability to compete effectively may be hampered if their intellectual property rights are infringed on by third-parties or, on the other hand, if they are alleged or found to have infringed on the intellectual property rights of others.”

We and the operating subsidiaries have not been involved in any actions, which have had a material negative impact on our financial position or results of operations, brought against us or the operating subsidiaries by any third parties claiming that we and/or the operating subsidiaries have infringed their intellectual property rights. However, from time to time we and/or the operating subsidiaries may be involved in disputes relating to intellectual property rights belonging to or asserted by third parties.

Competition

The operating subsidiaries are a specialized manufacturer, supplier and seller of toner cartridges to our customers mainly in North America and Europe. The operating subsidiaries face competition from manufacturers of similar products in China for sale to customers in the North America and Europe. Based on the operating subsidiaries’ operating experience, we believe the principal competitive factors in the operating subsidiaries’ relevant markets include:

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

Occupational Health and Safety

The operating subsidiaries are subject to the labor, safety and work-related laws and regulations where their business operates. See “—Regulation.” The operating subsidiaries have already established a work safety system which includes a system for recording and handling accidents for the production facilities warehouse and formulated a number of guidelines and this regard. The operating subsidiaries hold regular safety training sessions for their employees.

During the years ended December 31, 2023, 2024 and 2025, the operating subsidiaries did not experience any significant incidents or accidents in relation to workers’ safety or subject to any material claim, whether for personal or property damage, or penalty in relation to health, work safety, social or environmental production issues, or involved in any accident or fatality, and had been in compliance with applicable laws and regulations in all material aspects during the years ended December 31, 2023, 2024 and 2025.

Environmental and Social

We are committed to environmental protection and conservation and through the operating subsidiaries, we have adopted environmental policies in relation to environmental protection and conversation.

The operating subsidiaries are subject to the PRC environmental laws, regulations and standards where the operating subsidiaries manufacture their products. See “—Regulation” for details of applicable environmental laws, regulations and standards.

During the years ended December 31, 2023, 2024 and 2025, the operating subsidiaries had complied with the applicable environmental laws and regulations in all material respects, and that the operating subsidiaries were not subject to any material fines or legal actions involving non-compliance with any relevant regulations in the PRC.

The cost of compliance with the applicable environmental protection laws, regulations, policies and standards was not material during the years ended December 31, 2023, 2024 and 2025. However, environmental laws and regulations have tended to become increasingly stringent and, to the extent regulatory changes occur in the future, they could result in, among other things, increased costs to our Company.

Employees

We had 1,248, 1,404, and 1,615 full-time employees as of December 31, 2023, 2024 and 2025, respectively. Out of the 1,615 full-time employees we had as of December 31, 2025, 1,561 of them were located in Mainland China and 45 of them were located overseas. The following table sets forth the number of our full-time employees as of December 31, 2025:

Function	Number of Employees
Manufacturing	665
Sales and Marketing	509
Research and Development	134
Production Material Control	108
Quality Assurance	41
Administration	69
Accounting and Finance	60
Information Technology	11
Management	7
Others	11
Total	1,615

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

During the years ended December 31, 2023, 2024 and 2025, the operating subsidiaries did not experience any material labor disputes with their employees, receive any complaints, notices or orders from relevant government authorities or third parties, or receive any claims from their employees relating to social insurance or housing provident funds. None of the operating subsidiaries’ employees are currently represented by labor unions.

Insurance

Through the operating subsidiaries, we maintain various insurance policies to safeguard against risks and unexpected events. Through the operating subsidiaries, we have purchased property insurance which covers all risks of physical loss, destruction or damage to their production facilities, the inventory of their products and their fixed assets, work safety liability insurance which covers work injuries at the operating subsidiaries’ production facilities. The operating subsidiaries’ main export credit insurance covers majority of the commercial risks and political risks in relation to the operating subsidiaries’ export transactions. The export credit insurance covers risks in relation to (i) commercial risks occurs when the buyer defaults on payment for goods, refuses to take delivery of goods or goes bankrupt or insolvent; and (ii) political risks occurs when the country or region of the buyer prohibits or restricts the buyer from paying for goods, an import ban is imposed on the goods purchased by the buyer, any war, civil war or riot makes the buyer unable to perform contract or a third party country through which the payment by the buyer has to be routed issues a moratorium. The insurance company is responsible for compensating for up to majority of the loss resulting from the commercial risks or political risks.

In line with general market practice, the operating subsidiaries do not maintain any business interruption insurance, which is not mandatory under the relevant laws of the PRC. The operating subsidiaries do not main key-man life insurance or insurance policies covering damages to their IT infrastructure or information technology systems. We believe that the operating subsidiaries are covered by adequate property and liability insurance policies which are customary for similar companies in the PRC, North America and Europe. During the years ended December 31, 2023, 2024 and 2025, the operating subsidiaries did not make any material insurance claims in relation to their business. Our management evaluates the adequacy of the operating subsidiaries’ insurance coverage from time to time, and the operating subsidiaries purchase additional insurance policies as needed. However, the operating subsidiaries’ insurance coverage may not be adequate to cover all losses that may occur. Please refer to the section headed “Item 3. Key Information—D. Risk Factors — The operating subsidiaries’ insurance coverage may not be sufficient to cover all risks in relation to their business operations.”

Properties and Facilities

Our principal executive offices are located in Xinyu, Jiangxi, China. The operating subsidiaries own seven parcels of land with an aggregate gross site area of approximately 3.9 million square feet, and owned and occupied 32 buildings with a total gross floor area of approximately 1.2 million square feet in Mainland PRC. The operating subsidiaries also lease lands and buildings from independent third parties with an aggregate gross floor area of 297,201 square feet in Mainland PRC, the U.S., the Netherlands, Italy, the United Kingdom and France. These leases vary in duration from one year to ten years. The properties and facilities the operating subsidiaries own and lease serve the functions of product manufacturing, research and development, warehousing, marketing, and customer services.

We believe that the operating subsidiaries’ existing facilities are sufficient for their current needs.

Seasonality

Our operating results are affected by the seasonality of the orders the operating subsidiaries receive. We typically experience lower revenue in the fourth quarter every year due to the decrease in demand for the operating subsidiaries’ toner cartridges in offices before and during the Christmas holidays. As the majority of the operating subsidiaries’ customers are located in North America and Europe, the demand of printers used in offices and schools tends to decrease when the operating subsidiaries’ customers are on vacation during those periods. We expect such patterns to continue in the future.

Legal Proceedings

On November 12, 2021, ML Products, Inc. filed a complaint with the United States District Court for the Central District of California against Aster US, a subsidiary of the Company, and five other defendants, claiming that Aster US (i) violated the Lanham Act by conducting false advertising, (ii) violated the California Business and Professions Code §17200 by engaging in unfair competition, and (iii) violated the California Business and Professions Code §17500 by conducting false advertisement. On February 9, 2022, Aster US filed a motion to dismiss the complaint with the court. On September 27, 2023, the court ruled on our motion to dismiss, granting our motion in part. On October 12, 2023, ML Products filed a revised complaint, and we filed an answer on December 8, 2023. This case is currently in the fact discovery phase. On February 9, 2026, the parties filed a joint stipulation to extend discovery and pre-trial deadlines by two months, with fact discovery now scheduled to close on April 17, 2026. The scope of remaining fact discovery during the extended period is limited to (i) a Rule 30(b)(1) deposition of Mr. Eric Zhong and (ii) efforts by the parties to resolve outstanding discovery issues raised in the parties’ meet-and-confer on January 29, 2026, including motion practice if necessary. Trial is currently scheduled for October 5, 2026. The parties are also engaged in ongoing good-faith settlement discussions. If the reviewing court determines that these claims are successfully established, monetary relief or injunctive relief may be granted to the plaintiff. We believe this lawsuit is without merit and we are defending ourselves vigorously. There is uncertainty, however, regarding the ultimate resolution of this lawsuit. We maintain liability insurance, pursuant to which we are presently seeking confirmation by the provider to determine if our policy entitles us to receive liability coverage or contribution towards our related legal expenses and fees. We are not able to predict the scale of liability, if any, potential monetary impact or outcome of this case at this time.

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

During the years ended December 31, 2023, 2024 and 2025, and from January 1, 2026 to the date of this annual report, the operating subsidiaries did not commit any material non-compliance of the applicable laws and regulations. During the same periods, the operating subsidiaries did not experience any non-compliance, taken as a whole, that would have a materially negative impact on their business, our results of operations, or the operating subsidiaries’ ability to operate their business in a legally compliant manner.

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

Since January 1, 2020, foreign wholly-owned enterprises have been subject to the Foreign Investment Law of the People’s Republic of China promulgated by National People’s Congress on March 15, 2019 and became effective on January 1, 2020 with the abolishment of Law of the People’s Republic of China on Wholly Foreign-owned Enterprises. Foreign investors and foreign-owned enterprises undertaking investment activities in Mainland China are subject to the Special Administrative Measures (Negative List) for the Access of Foreign Investment, of which the latest version was promulgated by the NDRC and the MOFCOM on September 6, 2024 and became effective on November 1, 2024, and Catalogue of Encouraged Industries for Foreign Investment, of which the latest version was promulgated by the NDRC and the MOFCOM on December 15, 2025 and became effective on February 1, 2026.

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

During the years ended December 31, 2023, 2024 and 2025, the operating subsidiaries did not make adequate contributions to social insurance plans for certain employees. As a result, we may be ordered by relevant governmental authority to make any outstanding contributions within a stipulated period of time and pay penalties at a daily rate of 0.05% of the outstanding contributions. The outstanding social insurance plan contributions payable was approximately US$0.1 million as of December 31, 2025, which is accrued in our consolidated financial statements included elsewhere in this annual report and the maximum amount of such penalties that we could be imposed on is approximately US$0.3 million. We received confirmations from relevant local authorities that we were not subject to any penalty for failing to make full contributions to the social insurance fund during the years ended December 31, 2023, 2024 and 2025. As of the date of this annual report, we have not been ordered to pay outstanding contributions or related penalties.

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

In accordance with the Administration Measures for Pollutant Discharge Permit (Trial) promulgated by the former Ministry of Environmental Protection on January 10, 2018 and revised by the Ministry of Ecology and Environment on August 22, 2019, and in accordance with the Administration’ Measures for Pollutant Discharge Permit promulgated by the Ministry of Ecology and Environment on April 1, 2024 and became effective on July l, 2024, enterprises, public institutions and other producers and business operators (the “pollutant discharge entities”) included in the Catalogue of Classified Management of Pollutant Discharge Permit for Stationary Pollution Sources shall apply for and obtain a pollutant discharge permit or submit Pollutant Discharge Registration within the prescribed time limit; and it is temporarily unnecessary for pollutant discharge entities not included in the Catalogue of Classified Management of Pollutant Discharge Permit for Stationary Pollution Sources to apply for a pollutant discharge permit. The currently valid Catalogue of Classified Management of Pollutant Discharge Permits for Stationary Pollution Sources was promulgated and implemented by the former Ministry of Environmental Protection on December 20, 2019.

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

According to the Announcement on Relevant Tax Policies for Further Supporting the Development of Micro and Small-sized Enterprises and Individually Owned Businesses issued by the Ministry of Finance and SAT of the PRC, the policy of computing taxable income amount at a reduced rate of 25% for small enterprises with meager profit and paying corporate income tax at a tax rate of 20% continues to apply until December 31, 2027.

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

The Interim Regulations of the PRC on Value-added Taxes have been replaced by the Value-added Tax Law of the People’s Republic of China, which came into force as of January 1, 2026. According to the Value-added Tax Law, the VAT rates shall be as follows:

(1)	for taxpayers selling goods, provide processing, repair and replacement services, tangible movables leasing services or import goods and do not fall within the scope as specified in Items (2),(4) and (5) of this Article are subject to a tax rate of 13%.

(2)	for taxpayers selling transport services, postal services, basic telecommunications, buildings, or real property leasing services, sell real property, transfer land use rights, or sell or import the goods listed below are subject to a tax rate of 9%, in addition to those specified in Items (4) and (5) of this Article:

a.	Agricultural products, edible vegetable oil and edible salt;

b.	Tap water, heating, air-conditioning, hot water, gas, liquefied petroleum gas, natural gas, dimethyl ether, biogas and coal products for household use;

c.	Books, newspapers, magazines, audio-visual products and electronic publications;

d.	Feed, chemical fertilizer, pesticide, agricultural machinery and agricultural film;

(3)	for taxpayers selling services and intangible assets, other than those stipulated in item 1, 2 above and 5 below, the tax rate shall be 6%.

(4)	for taxpayers exporting goods, the tax rate shall be zero, except as otherwise stipulated by the State Council.

(5)	for domestic entities and individuals who engage in cross-border sales of services and intangible assets within the scope prescribed by the State Council, the tax rate shall be zero.

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

A. Operating Results

Overview

Through the operating subsidiaries, we are an export-oriented manufacturer and seller of compatible toner cartridges based in the PRC, the U.S., and Europe, with the mission to deliver high-quality and cost-effective printing solutions to consumers around the world with our proprietary technology, research and development capabilities and our integrated and localized sales, logistics and service platform.

Through the operating subsidiaries, we primarily develop and manufacture compatible toner cartridges that can be used for a wide range of commonly available models of laser printers from different manufacturers, on a white-label or third-party brand basis or under our self-owned brands. Through the operating subsidiaries, we have a wide international footprint through offline sales channels, and the operating subsidiaries’ products are mainly sold to customers in the U.S. and Germany. Through the operating subsidiaries, we also have online sales channels that allow our self-owned brands have a global reach. Customers of the operating subsidiaries range from wholesalers, dealers to retail customers. We believe that our integrated business model encompassing a value chain from research and development, patented technology, manufacturing, and operating localized sales branches and online sales channels, allows us to capture industry opportunities in a timely manner and provides us with a stable growth potential. During the years ended December 31, 2023, 2024 and 2025, our revenue was primarily generated from our customers in North America and Europe.

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

Our revenue increased by US$5.4 million, or 3.6%, from US$149.8 million for the year ended December 31, 2024 to US$155.2 million for the year ended December 31, 2025. For the years ended December 31, 2024 and 2025, we realized a net income of US$7.1 million and a net loss of US$8.3 million, respectively. This shift was mainly due to (i) an increase in share-based compensation expenses of US$8.6 million resulting from share grants under the 2025 Equity Incentive Plan of the Company (the “2025 Equity Incentive Plan”) (see Note 12 to our consolidated financial statements and the related notes included elsewhere in this annual report), and (ii) a decrease of gross profit of US$6.6 million, which was primarily attributable to lower average selling prices and increased material costs from a product mix shift towards new products, (iii) an increase of selling expenses of US$4.2 million, primarily driven by higher freight charges from the warehouses of the Online Selling Platform, as well as increased payroll and lease expenses from investments in headcount and infrastructure to support our business expansion, (iv) an increase of income tax expenses with less tax losses carryforward available and was offset by (v) an increase of US$2.6 million from a foreign exchange gain to a foreign exchange loss, mainly due to exchange rate fluctuations, (vi) a decrease in fair value loss on derivative instruments of US$0.8 million, mainly due to the maturity of existing contracts and our decision to refrain from entering new ones in the fiscal year ended December 31, 2025, and (vii) an increase in gain from disposal of subsidiaries of US$0.7 million. Further details are set forth in Note 3 of our consolidated financial statements included elsewhere in this annual report.

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

Ability to establish higher prices for our products

Our results of operations are affected by the pricing of the operating subsidiaries’ products. For ODM products and white-label products, the operating subsidiaries generally price their products on the basis of a cost-plus calculation of the costs involved in manufacturing, and with reference to the prevailing market prices. The operating subsidiaries are generally able to charge higher price for their products as a result of their localized operation and ancillary services provided to offline customers including drop ship service, private labeling and customized packing services. We believe that the quality and reliability of the operating subsidiaries’ products coupled with their localized customer services are vital in maintaining customer loyalty and upholding their reputation and higher price of products.

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

Impact related to global economic factors

The military invasion of Ukraine by Russia and the sanctions against Russia resulting from such conflict may increase the likelihood of supply chain interruptions and may impair our ability to compete in current or future markets, or otherwise subject us to potential liability. Our revenue generated from Russia were US$6.3 million and US$3.5 million for the years ended December 31, 2023 and 2024, respectively, representing 4.2% and 2.3% of our total revenue, respectively. Our revenue generated from Eastern Europe was US$13.6 million and nil for the years ended December 31, 2023 and 2024, respectively, representing 9.1% and nil of our total revenue, respectively. In 2024, to mitigate potential adverse impacts on our business and operating results caused by the Russia-Ukraine war, we proactively reduced the scale of our sales in Russia and Ukraine. For the year ended December 31, 2025, we did not generate any revenue from Russia or Eastern Europe. In addition, conflicts in the Middle East, particularly in the Iran region, have contributed to higher global oil prices due to risks of supply disruptions near the Strait of Hormuz. These developments have resulted in increased maritime insurance costs, route diversions, and delivery delays, thereby disrupting global supply chains and increasing logistics costs. For the year ended December 31, 2025, we did not generate any revenue from the Iran region. As of the date of this annual report, we do not believe that our business segments, products, lines of service, projects, or operations have been materially impacted by the foregoing global supply chain disruptions; however, we cannot guarantee that we will not be materially impacted by the economic uncertainty and volatility in the markets in the future, especially in light of Russia’s invasion of Ukraine and the ongoing geopolitical tensions in the Middle East.

Global trade policies and tariffs

Our results of operations are subject to risks arising from global trade policies and tariff regimes that impact cross-border commerce. Because we manufacture compatible toner cartridges that are primarily sold into the U.S. and European markets, changes in trade relations, the imposition of new tariffs, or the modification of existing duties could directly affect our cost structure and pricing. For example, tariffs on finished goods could reduce the competitiveness of our products in key markets.

In addition, shifts in trade policy between the U.S., the European Union (the “EU”), and other jurisdictions may create uncertainty in demand, supply chain logistics, and customer purchasing behavior. Heightened trade restrictions or retaliatory measures could limit our ability to source materials efficiently or to serve customers on commercially favorable terms. Recently, U.S. President, Donald J. Trump, announced that the U.S. would impose significant tariffs on Chinese imports. There have been ongoing negotiations between U.S, and Chinese government officials regarding these tariffs and the reciprocal tariffs introduced by the government of China. At present, Chinese and U.S. officials have reached an agreement to temporarily reduce reciprocal tariffs while trade negotiations continue. Despite this temporary pause, a heightened tariff environment persists, and there is no assurance that the reduced tariff rates will be extended or that additional tariffs or other trade restrictions will not be imposed with little warning. The additional tariffs imposed by the U.S. government on certain products imported from China may impact our supply chain and cost structure.

Tensions between the U.S. and China have led to a series of tariffs being imposed by the U.S. on imports from mainland China, as well as other business restrictions. The rise in tariff costs has directly pushed up the import costs of our products when entering the U.S. market, which adversely impacted the gross margin that we earn on our products. Tariffs can also make our products more expensive for customers, which could make our products less competitive and reduce consumer demand. Our revenue generated from the U.S. market were US$80.9 million, US$74.9 million and US$72.5 million for the years ended December 31, 2023, 2024 and 2025, respectively, representing 53.8%, 50.0% and 46.7% of our total revenues, respectively. As of the date of this annual report, the tariff policies have had an adverse impact on our sales channels, particularly with respect to offline sales to dealers in the U.S., where we experienced a decrease in demand amid negative market sentiment. In order to mitigate such impact, we proactively adjusted our strategy to reallocate resources toward market expansion and development in other channels and regions, which contributed to an increase in revenue in Asia. We cannot guarantee that we will not be materially impacted by future changes in U.S. tariff rates or related trade policy uncertainties and market volatility, especially in light of potential adjustments to Sino-U.S. trade relations and tariff measures.

Although we continue to monitor developments in trade policy and evaluate alternative sales strategies, the ultimate impact of global trade policies and tariffs remains difficult to predict and could materially affect our sales volumes, margins, and overall financial performance.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,			Change
	2023	2024	2025	Amount	%
	(in USD in thousands)
Net revenues	$150,222	$149,828	$155,248	$5,420	3.6%
Cost of revenues	(91,251)	(97,542)	(109,564)	(12,022)	12.3%
Gross profit	58,971	52,286	45,684	(6,602)	(12.6)%
Operating expenses:
Selling expenses	(30,566)	(30,845)	(35,044)	(4,199)	13.6%
General and administrative expenses	(9,042)	(8,324)	(12,163)	(3,839)	46.1%
Research and development expenses	(6,636)	(6,221)	(9,819)	(3,598)	57.8%
Total operating expenses	(46,244)	(45,390)	(57,026)	(11,636)	25.6%
Income/(loss) from operations	12,727	6,896	(11,342)	(18,238)	(264.5)%
Other (expense)/income:
Other non-operating income, net	819	2,046	2,515	469	22.9%
Gain from disposal of subsidiaries	-	-	734	734	N/A*
Government subsidy	505	901	496	(405)	(45.0)%
Fair value loss on derivative instruments	(5,109)	(799)	(14)	785	(98.2)%
Foreign exchange gain/(loss)	212	(1,341)	1,253	2,594	(193.4)%
Interest (expense)/income, net	(540)	(175)	279	454	(259.4)%
Total other (expense)/income, net	(4,113)	632	5,263	4,631	732.8%
Income/(loss) before income tax expense	8,614	7,528	(6,079)	(13,607)	(180.8)%
Income tax expense	(840)	(414)	(2,173)	(1,759)	424.9%
Net income/(loss)	$7,774	$7,114	$(8,252)	$(15,366)	(216.0)%

*N/A represents not applicable.

Key Components of Results of Operations

Net revenue

We generate revenue primarily from the sales of compatible toner cartridges and, to a lesser extent, from the sales of certain ancillary components of toner cartridges to customers offline and online. For the years ended December 31, 2023, 2024 and 2025, our total revenue was US$150.2 million, US$149.8 million and US$155.2 million, respectively. During the same periods, we derived substantially all of our revenue from sales of compatible toner cartridge products in North America, Europe, Asia and other countries primarily including Brazil.

The following table sets forth our revenue by sales channel for the periods indicated.

	For the years ended December 31,			Change
	2023	2024	2025	Amount	%
	(in USD in thousands)
Offline sales to dealers	$84,894	$85,896	$72,879	$(13,017)	(15.2)%
Offline sales to ODM customers	53,972	51,064	67,129	16,065	31.5%
Online sales to retail customers	11,356	12,868	15,240	2,372	18.4%
Total net revenue	$150,222	$149,828	$155,248	$5,420	3.6%

The majority of our revenue for the years ended December 31, 2023, 2024 and 2025 was generated from North America, Europe and Asia. The following table sets forth the disaggregation of our net revenue by area:

	For the years ended December 31,			Change
	2023	2024	2025	Amount	%
	(in USD in thousands)
North America	$89,662	$89,971	$86,826	$(3,145)	(3.5)%
Europe	52,976	48,360	47,008	(1,352)	(2.8)%
Asia	6,227	9,801	18,570	8,769	89.5%
Others	1,357	1,696	2,844	1,148	67.7%
Total net revenue	$150,222	$149,828	$155,248	$5,420	3.6%

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

The following table sets forth our cost of revenue by sales channel for the periods indicated.

	For the years ended December 31,			Change
	2023	2024	2025	Amount	%
	(in USD in thousands)
Offline sales to dealers	$45,572	$54,550	$52,672	$(1,878)	(3.4)%
Offline sales to ODM customers	42,054	38,606	50,509	11,903	30.8%
Online sales to retail customers	3,625	4,386	6,383	1,997	45.5%
Total cost of revenue	$91,251	$97,542	$109,564	$12,022	12.3%

Gross profit and gross profit margin

Gross profit represents our revenue less cost of sales. Our gross profit margin represents our gross profit as a percentage of our revenue. For the years ended December 31, 2023, 2024 and 2025, our gross profit was US$59.0 million, US$52.3 million and US$45.7 million, respectively, and our gross profit margins were 39.3%, 34.9% and 29.4%, respectively.

The following table sets forth our gross profit and gross profit margin by sales channel for the periods indicated.

	For the years ended December 31,			Change
	2023	2024	2025	Amount	%
	(in USD in thousands)
Offline sales to dealers	$39,322	$31,346	$20,207	$(11,139)	(35.5)%
Offline sales to ODM customers	11,918	12,458	16,620	4,162	33.4%
Online sales to retail customers	7,731	8,482	8,857	375	4.4%
Total gross profit	$58,971	$52,286	$45,684	$(6,602)	(12.6)%

Selling expenses

Selling expenses primarily consist of: (i) salaries and benefits for our sales and marketing personnel; (ii) sales commission of the Online Selling Platforms; (iii) freight charges from our warehouses to our customers; (iv) traveling expenses incurred by our sales and marketing personnel for business purposes; (v) advertising and marketing expenses for promotion; (vi) depreciation relating to property, plant and equipment and leased properties used for selling and marketing purposes; and (vii) others, which primarily includes low-value consumables, office expenses and consulting expenses.

General and administrative expenses

General and administrative expenses primarily consist of: (i) share-based compensation expenses; (ii) salaries and benefits for our administrative personnel; (iii) depreciation and amortization expenses relating to our property, plant and equipment and leased properties used for administrative purposes; (iv) office expenses, representing expenses for office supplies and consumables; (v) utilities which is primarily represented by water and electricity charges for administrative purposes; (vi) legal and professional fees, which primarily represented fees we paid for legal services in the ordinary course of our business, including tax filings and review, consultation and regulation of patents and trademarks, contract dispute resolution, among others and legal, accounting and consulting fees we paid in connection with our initial public listing; (vii) others, which primarily include credit losses, utilities, traveling, repair and maintenance, recruitment expenses, property premium, and other miscellaneous expenses for administrative purposes.

Research and development expenses

Research and development expenses primarily include: (i) share-based compensation expenses; (ii) costs for procuring materials for research and development activities; (iii) salaries and benefits for research and development personnel; (iv) depreciation, which represents depreciation expenses for property, plant and equipment used for research and development purposes; (v) patent registration related expenses and patent litigation expenses; and (vi) others, which primarily include consumables, traveling expenses, utilities and miscellaneous expenses.

Other (expenses)/income

Other income primarily consists of: (i) foreign exchange gain or loss arising from currency exchange among U.S. Dollar (“US$”), Euro (“EUR”), Hong Kong Dollar, Renminbi (“RMB”) and Great Britain Pound; (ii) other non-operating income, inclusive of gain on debt forgiveness; (iii) government subsidy for research and development activities and award for tax contributions; (iv) fair value changes on derivative instruments arising from foreign exchange forward contracts; and (v) interest expense on short-term bank borrowings, and interest expense on lease liabilities, which is non-cash and calculated as the difference between lease payments and the net present value of the lease payment over the entire term of the lease.

Income tax expenses

The Cayman Islands and the British Virgin Islands (the “BVI”)

We were incorporated in the Cayman Islands and several of our wholly owned subsidiaries were incorporated in the BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the Cayman Islands and the BVI.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, effective April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits has been lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (“IRO”)) for corporations. We were not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

United States

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act of 2017 (the “Tax Act”), which significantly changed previous U.S. tax laws, including a reduction of corporate income tax rate from 35% to 21% and a one-time transition tax on deemed repatriation of undistributed foreign earnings.

Our U.S. subsidiaries file income tax returns with the Internal Revenue Service and are subject to income tax examinations by the IRS and applicable state tax authorities.

For the years ended December 31, 2023, 2024 and 2025, the U.S. federal statutory corporate income tax rate applicable to our U.S. subsidiaries was 21%. Our U.S. subsidiaries are incorporated and operate in the California and are subject to the California corporate franchise tax at a statutory rate of 8.84% for the years ended December 31, 2023, 2024 and 2025.

The IRS generally may examine tax returns filed within the preceding three years. However, in cases where a substantial understatement of income is identified, the statute of limitations may be extended to six years.

Europe

Our subsidiaries that were incorporated in EU countries, such as the Netherlands, Italy, and France, are subjected to enterprise income tax on the respective country’s taxable income as determined under the tax laws and accounting standards at rates ranging from 16.5% to 28%.

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

According to the Announcement on Preferential Income Tax Policies for Small and Micro Enterprises and Individual Industrial and Commercial Households (Caishui[2023] NO. 6) issued by the Ministry of Finance and the State Taxation Administration on March 26, 2023, for small and low-profit enterprises with an annual taxable income not exceeding RMB1 million (equivalent to US$0.1 million), a reduction of 25% is included in the taxable income and the enterprise income tax is paid at a 20% tax rate. The execution period of this announcement was from January 1, 2023 to December 31, 2024. According to the Announcement of the Ministry of Finance and the State Administration of Taxation on Further Supporting the Development of Small and Micro Enterprises and Individual Businesses in Relevant Tax Policies (Caishui[2023] NO. 12) issued by the Ministry of Finance and the State Taxation Administration on August 2, 2023, the execution period was extended to December 31, 2027. During the years ended December 31, 2023, 2024 and 2025, Jiangxi Leibotai was a small and low-profit enterprise as defined under the policy. For the year ended December 31, 2023, Yantuo, a wholly owned subsidiary of Jiangxi Yibo, was recognized as a small low-profit enterprise.

Comparison of Results of Operations for the Years Ended December 31, 2024 and 2025

Net revenue

Comparison by Sales Channel

For our offline sales to dealers, we mainly sell white-label products and self-branded products through our offline channels. Our revenue from offline sales to dealers decreased by 15.2%, from US$85.9 million for the year ended December 31, 2024 to US$72.9 million for the year ended December 31, 2025, which primarily due to decrease of sales volume and lower average selling prices under the impact of intensified competition and U.S. tariff policies.

For our direct offline sales to ODM customers, our revenue increased by 31.5%, from US$51.1 million for the year ended December 31, 2024 to US$67.1 million for the year ended December 31, 2025. The growth was primarily attributable to a significant increase in orders from U.S. customers, which was driven by our decision to lower average selling prices and reallocate more resources toward direct offline sales to ODM customers in response to intensified industry competition and the impact of U.S. tariff policies to mitigate the decrease of offline sales to dealers.

For our online sales, we mainly sell self-branded and household products through the Online Selling Platforms. Our revenue generated from online sales increased by 18.4%, from US$12.9 million for the year ended December 31, 2024 to US$15.2 million for the year ended December 31, 2025, mainly due to a marked increase in sales volume driven by our decision to lower average selling prices and enrichment of our products.

Comparison by Area

Our revenue generated from North America decreased from US$90.0 million for the year ended December 31, 2024 to US$86.8 million for the year ended December 31, 2025. This downturn was primarily due to the U.S. tariff policies, which adversely softened the demand across the North American market.

Our revenue generated from Europe remained steady with a slight decreased by 2.8%, from US$48.4 million for the year ended December 31, 2024 to US$47.0 million for the year ended December 31, 2025.

Our revenue generated from Asia increased by 89.5%, from US$9.8 million for the year ended December 31, 2024 to US$18.6 million for the year ended December 31, 2025, resulting from the success in expanding our sales in the Chinese market.

Our revenue generated from others increased by US$1.1 million, or 67.7%, from US$1.7 million for the year ended December 31, 2024 to US$2.8 million for the year ended December 31, 2025. The growth was driven by higher order volumes from returned customers in Brazil with our solid reputation and customer satisfaction.

Cost of revenue

Our cost of revenue increased by 12.3% from US$97.5 million for the year ended December 31, 2024 to US$109.6 million for the year ended December 31, 2025, primarily attributable to (i) a US$11.9 million increase in costs of revenue attributable to offline sales to ODM customers, consistent with higher offline sales volume to ODM customers, and (ii) an increase of US$2.0 million in the costs of revenue attributable to online sales to retail customers, primarily attributable to the increased material costs mainly for new types of products and in line with the increase in online sales volume.

Gross profit and gross profit margin

Gross profit of offline sales to dealers decreased by 35.5%, from US$31.3 million for the year ended December 31, 2024 to US$20.2 million for the year ended December 31, 2025, primarily due to the decrease in sales volume, and the gross profit margin rate decreased from 36.5% to 27.7%. The decrease in gross profit margin rate was primarily attributable to lower average selling prices and increased material costs from a product mix shift towards new products.

Gross profit of offline sales to ODM customers increased by 33.4%, from US$12.5 million for the year ended December 31, 2024 to US$16.6 million for the year ended December 31, 2025, and the gross margin rate remained steady with a slight increase from 24.4% to 24.8%. The slight increase in gross margin was a comprehensive result of expanded sales volumes driven by our lower selling prices in response to the competition and the impact of U.S. tariff policies.

Gross profit of online sales to retail customers increased by 4.4%, from US$8.5 million for the year ended December 31, 2024 to US$8.9 million for the year ended December 31, 2025, primarily due to the increase in sales volume. Gross profit margin decreased from 65.9% for the year ended December 31, 2024 to 58.1% for the year ended December 31, 2025. The decrease in gross profit margin was primarily attributable to lower average selling prices and increased material costs from a product mix shift towards new products.

Selling expenses

Our selling expenses increased from US$30.8 million for the year ended December 31, 2024 to US$35.0 million for the year ended December 31, 2025, primarily driven by (i) an increase of US$1.9 million in freight expenses charged by the warehouses of the Online Selling Platforms, (ii) an increase of US$0.6 million in office expenses resulting from our business development; and (iii) an increase of US$0.6 million due to the execution of new lease agreements for offices in China and warehouses primarily in the United States, which aligns with our ongoing business expansion efforts.

General and administrative expenses

Our general and administrative expenses increased by US$3.8 million, from US$8.3 million for the year ended December 31, 2024 to US$12.2 million for the year ended December 31, 2025, mainly due to an increase in share-based compensation expenses of US$4.1 million resulting from share grants under the 2025 Equity Incentive Plan.

Research and development expenses

Our research and develop expenses increased from US$6.2 million for the year ended December 31, 2024 to US$9.8 million for the year ended December 31, 2025, which was primarily attributable to an increase in share-based compensation expenses of US$4.5 million resulting from share grants under the 2025 Equity Incentive Plan, partially offset by a decrease of US$0.9 million attributable to a reduction in the number of development projects compared to the same period in the prior year.

Other (expenses)/income

Our other income increased from US$0.6 million for the year ended December 31, 2024 to US$5.3 million for the year ended December 31, 2025. The improvement was primarily attributable to (i) realization of a foreign exchange gain of US$1.3 million for the year ended December 31, 2025, in contrast to a foreign exchange loss of US$1.3 million for the year ended December 31, 2024, mainly resulting from foreign exchange rate fluctuations among US$, EUR and RMB, (ii) a decrease of US$0.8 million in fair value loss on derivative instruments, mainly due to the maturity of existing derivative instruments and our decision not to enter into any new ones during the fiscal year ended December 31, 2025, (iii) a gain on disposal of subsidiaries of US$0.7 million for the year ended December 31, 2025 (Further details are set forth in Note 3 of our consolidated financial statements included elsewhere in this annual report), (iv) we realized an other non-operating income, net of US$2.0 and US$2.5 million for the years ended December 31, 2024 and 2025, respectively, (v) realization of an interest income, net of US$0.3 million for the year ended December 31, 2025, in contrast to an interest expense, net of US$0.2 million for the year ended December 31, 2024 because we increased financial management of idle funds, and (vi) the fact that our government subsidy decreased by US$0.4 million for the year ended December 31, 2025 compared to the year ended December 31, 2024.

Income tax expenses

Our income tax expenses increased from US$0.4 million for the year ended December 31, 2024 to US$2.2 million for the year ended December 31, 2025, which was primarily due to the increase in the taxable income with less tax losses carryforward available for the year ended December 31, 2025.

Net income (loss)

As a result of the foregoing, we recorded net income of US$7.1 million for the year ended December 31, 2024 and a net loss of US$8.3 million for the year ended December 31, 2025.

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

For our online sales, we mainly sell self-branded and household products through online selling platforms. Our revenue generated from online sales increased by 13.3% from US$11.4 million for the year ended December 31, 2023 to US$12.9 million for the year ended December 31, 2024, which was primarily due to more new household and other products, such as electric appliances and articles for daily use, being sold through online channels. Such products were manufactured by third parties and procured by us for resale in the U.S. and European markets. In addition, we still seek to develop online sales channels of more household products to enrich our product portfolio to mitigate the competition impact.

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

B. Liquidity and Capital Resources

As of December 31, 2025, we had US$53.9 million in cash and cash equivalents and restricted cash, which consisted of (i) cash in mainland China of US$31.7 million; (ii) cash in the BVI of US$14.4 million; (iii) cash in the Cayman Islands of $2.8 million; (iv) cash in the U.S. of US$1.5 million; (v) cash in Hong Kong of $1.5 million; (vi) cash in Europe of US$1.4 million; and (vii) cash in the UK of US$0.6 million. As of December 31, 2024, we had US$45.9 million in cash and cash equivalents and restricted cash, which consisted of (i) cash in mainland China of US$17.9 million; (ii) cash in the BVI of US$20.1 million; (iii) cash in the Cayman Islands of $3.6 million; (iv) cash in Europe of US$1.4 million; (v) cash in the U.S. of US$1.3 million; (vi) cash in Hong Kong of US$0.9 million; and (vii) cash in the U.K. of US$0.7 million. Under the existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of the PRC by complying with certain procedural requirements. Therefore, there is no material restriction on foreign exchange that impairs our ability to transfer cash between entities and to U.S. investors.

Our net cash flow used in operating activities for the years ended December 31, 2024 and 2025, was US$2.1 million and US$2.4 million, respectively. Our principal source of cash came from our operational income and bank loans. Most of our cash resources were used to pay for the procurement of raw materials, purchase of equipment and property, and payroll and rental expense. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures and debt repayment obligations for at least the next 12 months.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,			Change
	2023	2024	2025	Amount	%
Net cash provided by/(used in) operating activities	$17,895	$(2,146)	$(2,444)	$(298)	13.9%
Net cash (used in)/provided by investing activities	(987)	(17,883)	3,874	21,757	(121.7)%
Net cash (used in)/provided by financing activities	(4,729)	1,477	6,341	4,864	329.3%
Effects of exchange rate changes	(711)	272	252	(20)	(7.4)%
Net increase/(decrease) in cash and cash equivalents and restricted cash	11,468	(18,280)	8,023	26,303	(143.9)%
Cash and cash equivalents and restricted cash, at beginning of the year	52,698	64,166	45,886	(18,280)	(28.5)%
Cash and cash equivalents and restricted cash, at end of the year	$64,166	$45,886	$53,909	$8,023	17.5%

Operating activities

For the year ended December 31, 2025, our net cash used in operating activities was US$2.4 million, which was primarily attributable to (i) net loss of US$8.3 million; (ii) an adjustment of added back non-cash items of a net amount of US$13.3 million, inclusive of share-based compensation, amortization and depreciation, allowance for credit losses and other non-cash items; and (iii) changes in working capital that negatively affected the cash flow from operating activities, primarily including (a) an increase of $17.4 million in accounts receivable, primarily due to us granting extended payment terms to certain key customers to enhance customer retention and maintain market competitiveness; and (b) a decrease of US$1.3 million in operating lease liabilities, primarily attributable to lease payments made during the year; and mainly offset by (iv) changes in working capital that positively affected the cash flow from operating activities, primarily including (a) a decrease of inventories of US$5.5 million, mainly due to our inventory management in the U.S. market to mitigate potential impacts of evolving trade and tariff policies, (b) a decrease of $4.1 million in prepaid expenses and other current assets mainly due to lower advance payments to vendors as we established long-term cooperative relationships with suppliers in our household products business and obtained more favorable credit terms, and (c) an increase of $2.3 million in accounts payable and notes payable, primarily due to an increase in procurement volume.

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

Investing activities

For the year ended December 31, 2025, our net cash provided by investing activities was US$3.9 million, which mainly consisted of proceeds of US$6.5 million from the sales of short-term investments, offset by (i) US$1.4 million used for purchases of short-term investments; (ii) US$0.8 million used for acquisition of property, plant and equipment and (iii) net cash outflow from disposal of subsidiaries of 0.4 million.

For the year ended December 31, 2024, our net cash used in investing activities was US$17.9 million, mainly due to (i) purchase of long-term fixed deposits of US$10.3 million, (ii) purchase of short-term fixed deposits of US$6.5 million and (iii) purchase of new moulds and upgrades of production and research equipment of US$1.1 million.

For the years ended December 31, 2023, our net cash used in investing activities was US$1.0 million, which was primarily attributable to purchase of new moulds and upgrades of production and research equipment.

Financing activities

For the year ended December 31, 2025, our net cash provided by financing activities was US$6.3 million, which consisted of net proceeds of US$6.3 million from short-term bank borrowings.

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

For the year ended December 31, 2023, our net cash used in financing activities was US$4.7 million, which consisted of repayments of short-term bank borrowings of US$36.2 million and payments for the offering costs of US$0.5 million, offset by proceeds from short-term bank borrowings of US$32.0 million.

Capital expenditures

Our capital expenditures are incurred primarily in connection with purchase of moulds for production, upgrades of production equipment, purchases of motor vehicles and electronic and other equipment for office use, and office renovation. Our capital expenditures were US$1.0 million, US$1.1 million and US$0.9 million for the years ended December 31, 2023, 2024 and 2025, respectively. We will continue to make capital expenditures to support the expected growth of our business.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2025:

	Payment Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years
	(in USD in thousand)
Borrowings	$30,353	$22,017	$8,336	$-
Lease obligations	9,715	2,324	4,403	2,988
Total	$40,068	$24,341	$12,739	$2,988

Capital commitments are commitments in relation to the purchase of property and equipment including leasehold improvements. Operating lease obligations consist of leases in relation to certain offices and buildings, plants and other property for our sales and after-sales network.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” and “Item 4. Information on the Company—B. Business Overview—Research & Development.”

D. Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

We prepare our financial statements in conformity with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

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

Accounts receivable, net

Accounts receivable are recognized in the period when we have provided services to our customers and when our right to consideration is unconditional. We adopted ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”) on January 1, 2023 using the modified retrospective transition approach. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of the new standard did not have a material effect on our consolidated financial statements.

Accounts receivable are stated net of provision for credit losses. We have developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. We consider historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when estimating current expected credit losses.

Inventories, net

Inventories, primarily consisting of raw materials, goods in transit, work in progress and finished goods, are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using the weighted average cost method. We write down the cost of obsolete and slow-moving inventories to the estimated net realizable value, based on inventory obsolescence trends, historical experience, forecasted consumer demand and application of the specific identification method.

Revenue recognition

Our revenues are mainly generated from the sales of compatible toner cartridges through offline and online channels. We provide products: (i) to offline overseas customers who own their brands on an ODM basis; (ii) to offline overseas dealers who primarily sell our self-branded products and white-label products to end consumers; and (iii) directly to customers on a retail basis under our self-owned brands through online retail platforms. There is no major difference in terms of product capability between our ODM products, white-label products and self-owned brand products, and the main difference lies in product packaging and pricing.

We usually enter into sales orders with customers or receive online sales orders, in which we identify the only performance obligation is to transfer the promised products stated in the sales order. We perform shipping services before the products are delivered to the designated place. Shipping service is determined as an activity to fulfill our promise to transfer the products, rather than another distinct performance obligation as it is performed before the customers obtain control of the products. In the normal course of business, our warranties are limited to product specifications, and we do not accept product returns unless the item is defective as manufactured. Accordingly, warranty costs are treated as a cost of fulfillment subject to accrual, rather than a performance obligation. We establish provisions for both estimated returns and warranties when revenue is recognized.

Revenues represent the amount of consideration to which we are entitled, comprising the product settlement price, net of value-added tax (“VAT”), surcharges, discounts and returns, if any. The transaction price is variable, as adjusted by return allowances and rebates, which we estimate using the expected value method and update to faithfully represent the circumstances present at the end of each reporting period and any changes in circumstances during the reporting period. We consider ourselves a principal as we produce all of the products ourselves. We recognize revenue from the sales of compatible toner cartridges at a point in time when control of the products is transferred to the customers upon acceptance, on a gross basis. Payment is usually required within four months after the issuance of an invoice for offline customers, and the consideration for online orders is collected in advance of shipment by the online platform. Therefore, it is probable that we will collect substantially all of the consideration, and no significant financing component exists.

Disaggregation of Revenue

We disaggregate our revenue from contracts by sales channel and by region, as we believe this best depicts how the nature, amount, timing and uncertainty of our revenue and cash flows are affected by economic factors. The disaggregation of our revenues for the years ended December 31, 2023, 2024 and 2025 is disclosed in Note 18 to our consolidated financial statements included elsewhere in this annual report.

Contract balance

When either party to a revenue contract has performed, we present the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between our performance and the customer’s payment. We incur only incremental costs to obtain contracts with customers. We present any unconditional rights to consideration separately as a receivable. We do not have any contract assets.

We present consideration received from a customer before we transfer products to that customer as a contract liability (advances from customers) at the time payment is made. Advances from customers represent our obligation to transfer products to a customer for which we have received consideration.

Recent accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements included elsewhere in this annual report.

We are an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (the “JOBS Act”). The JOBS Act provides that an EGC may take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition periods, which may result in our financial statements not being comparable to those of companies that comply with public company effective dates. However, this election will not apply should we cease to be classified as an EGC.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Mr. Weidong Gu	56	Chairman of the Board of Directors
Mr. Shaofang Weng	54	Chief Executive Officer and Director
Mr. Quanmao Zhou	35	Chief Financial Officer
Mr. Zhisheng Cheng	46	Vice President
Mr. Qilong Yang	52	Vice President
Mr. Tan Kwong Hun	53	Independent Director
Ms. Fenglei Jiang	58	Independent Director
Mr. Xinwei Xie	51	Independent Director

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

Mr. Qilong Yang is one of our founders and has served as our vice president since April 2020. Mr. Yang has had extensive experience in manufacturing management and operation. Mr. Yang has been with us since July 2011 and has since served as the deputy general manager of Jiangxi Yibo. Prior to that, Mr. Yang worked at Zhuhai Ninestar Electronic Technology Co., Ltd. from October 2001 to August 2009 as the supervisor and manager of quality control department and from September 2009 to July 2011 as the assistant to the general manager. Mr. Yang graduated from Sichuan Three Gorges College in the PRC in 1996 with an area of study in computer information management.

Mr. Tan Kwong Hun has served as our independent director since May 2025. Mr. Tan has started working as a freelance consultant starting in December 2022. From November 2021 to December 2022, Mr. Tan served as the CEO of JD International Business, where he managed the company’s operations outside of China, developed international business strategies, and oversaw financial management. From March 2020 to November 2021, he served as the President of the Mobile Business Unit of JD International Business, responsible for managing the unit’s profit and loss (“P&L”) and creating new business strategies and models. From April 2016 to January 2020, Mr. Tan served as President of Huawei Technologies Co., Ltd., where he managed Huawei Honor’s Smart Life Device business and global P&L. He was responsible for product portfolio planning, sales and marketing organization, and the implementation of overall strategies. From February 2011 to January 2016, Mr. Tan served as Managing Director for the Asia region at Jawbone. He was responsible for building the Asia team, managing revenue and P&L objectives, planning product localization roadmaps, and implementing the regional operational strategy. From January 2012 to July 2012, he served as Vice President and Head of the Greater China Area at RIM Mobile SCI & TECH (China) Co., Ltd. (BlackBerry), where he was responsible for country management, volume, revenue and P&L objectives, implementing operational strategies, and designing governance models. From May 2008 to September 2011, Mr. Tan served as Vice President and Head of the Greater China Area at Sony Ericsson Mobile Communications (China) Co., Ltd., overseeing business operations and executing strategic initiatives in the region. From February 2007 to May 2008, he served as Senior Director of Retail and Channel Strategy & Development for the Asia Pacific region at Motorola (China) Electronics Ltd., where he contributed to business strategy development and management. From December 2004 to January 2007, Mr. Tan served as Head of Channel Planning and Strategy Development for the Greater China Area at NOKIA (China) Investment Co., Ltd. He was responsible for developing and implementing sales, channel, and business strategies, as well as analyzing market and channel developments. From June 2003 to December 2004, he served as Channel Sales Director of Sales and Marketing for the Asia Pacific region at Packeteer Asia Pacific Ltd. (NASDAQ: PKTR), where he expanded market presence, launched the APAC Master Partner Program, and optimized internal systems. Mr. Tan obtained a Diploma in Business Administration (Banking & Finance) from Singapore Polytechnic in 1992 and a bachelor’s degree in business (Economics & Finance) from the Royal Melbourne Institute of Technology in 1996. In 2010, he attended the Executive Education Program at Columbia Business School.

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

Mr. Xinwei Xie has served as our independent director since June 2021. Mr. Xie has extensive experience in information technology and e-commerce. Since July 2021, Mr. Xie has served as a supervisor of Hainan Yinghai Medical Information Technology Co., Ltd. (formerly known as Hainan Yinghai Network Technology Co., Ltd.), where he was responsible for participating and managing the research and development project of the company. Since October 2015, Mr. Xie has been an executive director at Shanghai Highdata Technology Co., Ltd., a medical information company, where he was responsible for participating in the research and development projects of the company. Mr. Xie received a bachelor’s degree in business information management from Hangzhou College of Commerce of the Zhejiang Gongshang University in the PRC in 1995.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Controlled Company

Our chairman of the board of directors, Mr. Weidong Gu, beneficially owns 27.18% of our issued and outstanding Class A ordinary shares and 100% of our total issued and outstanding Class B ordinary shares, representing 97.09% of our total voting power. As a result, we are deemed a “controlled company” for the purpose of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

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

B. Compensation

For the year ended December 31, 2025, we paid an aggregate of approximately US$0.53 million in cash to our executive officers and directors and we paid an aggregate of approximately US$0.1 million in compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

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

C. Board Practices

Board of Directors

Our board of directors consists of five directors. Unless otherwise determined by the Company in general meeting, the number of directors shall not be less than two. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of our directors.

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

Although under Cayman Islands law, a controlling shareholder of a Cayman Islands company does not owe fiduciary duties to the company or its minority shareholders, a controlling shareholder who serves as a director of a company owes fiduciary duties in his or her capacity as a director to such company, for as long as he or she serves on the company’s board of directors. Certain shareholders of our controlling shareholder serve on our board of directors and, as a result, owe the aforementioned fiduciary duties to us.

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

Audit Committee

Our audit committee consists of Mr. Tan Kwong Hun, Ms. Fenglei Jiang and Mr. Xinwei Xie. Mr. Tan Kwong Hun is the chairperson of our audit committee. We have determined that Mr. Tan Kwong Hun, Ms. Fenglei Jiang and Mr. Xinwei Xie satisfy the “independence” requirements of the Rule 5605(c)(2) of the Nasdaq Stock Market Listing Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee consists solely of independent directors that satisfy the Nasdaq Stock Market and SEC requirements. Our board of directors has also determined that Mr. Tan Kwong Hun qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Stock Market Listing Rules.

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

Compensation Committee

Our compensation committee consists of Mr. Tan Kwong Hun, Ms. Fenglei Jiang and Mr. Xinwei Xie. Ms. Fenglei Jiang is the chairperson of our compensation committee. We have determined that Mr. Tan Kwong Hun, Ms. Fenglei Jiang and Mr. Xinwei Xie satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Listing Rules.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Tan Kwong Hun, Ms. Fenglei Jiang and Mr. Xinwei Xie. Mr. Xinwei Xie is the chairperson of our nominating and corporate governance committee. We have determined that Mr. Tan Kwong Hun, Ms. Fenglei Jiang and Mr. Xinwei Xie satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Listing Rules.

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

Foreign Private Issuer Status

As a foreign private issuer, we are exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act”, which was signed into law on December 18, 2025, requires directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we are not required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers and are not required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. We are permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 32,918,421 Class A ordinary shares and 26,315,800 Class B ordinary shares outstanding as of the date of this annual report.

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

	Ordinary Shares Beneficially Owned**
	Class A Ordinary Shares	Percentage of Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Class B Ordinary Shares	Total Ordinary Shares	Percentage of Total Ordinary Shares	Percentage of Votes Held
Directors and Executive Officers:*
Weidong Gu(1)	8,947,300	27.18%	26,315,800	100%	35,263,100	59.53%	97.09%
Shaofang Weng	—	—	—	—	—	—	—
Quanmao Zhou	—	—	—	—	—	—	—
Zhisheng Cheng	—	—	—	—	—	—	—
Qilong Yang	—	—	—	—	—	—	—
Tan Kwong Hun	—	—	—	—	—	—	—
Fenglei Jiang	—	—	—	—	—	—	—
Xinwei Xie	—	—	—	—	—	—	—

All directors and executive officers as a group:	8,947,300	27.18%	26,315,800	100%	35,263,100	59.53%	97.09%

5% Shareholders:
Aster Excellent Limited(1)	8,947,300	27.18%	26,315,800	100%	35,263,100	59.53%	97.09%
Juneng Investment (Hong Kong) Limited(2)	10,526,300	31.98%	—	—	10,526,300	17.78%	1.28%
Tao Yang(3)	2,640,000	8.02%	—	—	2,640,000	4.46%	0.03%
Chunhui Huang(4)	2,500,000	7.59%	—	—	2,500,000	4.22%	0.03%
Can Xia(5)	2,500,000	7.59%	—	—	2,500,000	4.22%	0.03%
Feng Liu(6)	1,875,900	5.70%	—	—	1,875,900	5.70%	0.02%
Ting Ao(7)	1,800,000	5.47%	—	—	1,800,000	3.04%	0.02%

Notes:

*	Except as indicated otherwise below, the business address of our directors and executive officers is No. 756 Guangfu Road, Hi-tech Development Zone, Xinyu City, Jiangxi Province, the PRC.

**	Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

(1)	Represents 35,263,100 ordinary shares, including 8,947,300 Class A ordinary shares and 26,315,800 Class B ordinary shares, held by Aster Excellent, a company incorporated in the BVI as a limited liability company on August 2, 2019 and is controlled by Mr. Weidong Gu and owned as to 92.0% by Mr. Weidong Gu, 5.0% by Mr. Zhisheng Cheng, 1.5% by Mr. Shaofang Weng and 1.5% by Mr. Qilong Yang.

(2)	Represents 10,526,300 Class A ordinary shares held by Juneng Investment (Hong Kong) Limited, a company formed in Hong Kong as a limited liability company on September 17, 2019, and is wholly owned by Xinyu High-Tech Investment Co., Ltd., a limited liability company established under the laws of the PRC on August 23, 2016 and an independent third party, which is in turn wholly owned by the Financial and Monetary Bureau of Xinyu Hi-Tech Industry Development Zone, a department of Xinyu High-Tech Industry Development Zone.

(3)	Represents 2,500,000 Class A ordinary shares held by Chunhui Huang, an individual.

(4)	Represents 2,500,000 Class A ordinary shares held by Chunhui Huang, an individual.

(5)	Represents 2,500,000 Class A ordinary shares held by Can Xia, an individual.

(6)	Represents 1,875,900 Class A ordinary shares held by Feng Liu, an individual.

(7)	Represents 1,800,000 Class A ordinary shares held by Ting Ao, an individual.

As of the date of this annual report, approximately 5.40% of our issued and outstanding Class A ordinary shares are held in the United States by one record holder (Cede & Co.).

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

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

The table below sets forth the related parties and their relationships with the Company who had transaction with the Company for the fiscal years ended December 31, 2023, 2024 and 2025 and through the date of this annual report:

Name	Relationship
Mr. Weidong Gu	Founder and chairman of the board of directors of the Company
Mr. Zhisheng Cheng	Vice president of the Company
Mr. Xingzhi Huang	Indirect shareholder of the Company
Xinyu High-Tech Investment Co., Ltd.	Indirect shareholder of the Company

Related party transactions

The transactions of related parties are as follows:

	For the years ended December 31,			For the period from January 1, 2026 to
	2023	2024	2025	March 31, 2026
	(in USD in thousands)
Guarantee provided for bank short-term borrowings:
Xinyu High-Tech Investment Co., Ltd. – Export-Import Bank of China Jiangxi Branch	$6,497	$6,051	$6,199	$6,199
Mr. Weidong Gu – Xinyu Rural Commercial Bank	4,237	4,173	4,275	-
Mr. Weidong Gu – Bank of China	14,124	9,737	-	-
Mr. Weidong Gu – Agricultural Bank of China	-	3,478	-	-
Mr. Zhisheng Cheng – Bank of China	14,124	9,737	-	-
Mr. Xingzhi Huang – Bank of China	14,124	9,737	-	-
Mr. Xingzhi Huang – Agricultural Bank of China	-	3,478	-	-

Rental income:
Xinyu High-Tech Investment Co., Ltd.	$69	$102	$102	$26

Mr. Weidong Gu, Mr. Zhisheng Cheng and Mr. Xingzhi Huang also provided guarantees with their personal property for the Company’s notes payable credited by Xinyu Rural Commercial Bank Gaoxin Branch, Agricultural Bank of China Xinyu Branch and Bank of China Xinyu Branch.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

On November 12, 2021, ML Products, Inc. filed a complaint with the United States District Court for the Central District of California against Aster US, a subsidiary of the Company, and five other defendants, claiming that Aster US (i) violated the Lanham Act by conducting false advertising, (ii) violated the California Business and Professions Code §17200 by engaging in unfair competition, and (iii) violated the California Business and Professions Code §17500 by conducting false advertisement. On February 9, 2022, Aster US filed a motion to dismiss the complaint with the court. On September 27, 2023, the court ruled on our motion to dismiss, granting our motion in part. On October 12, 2023, ML Products filed a revised complaint and we filed an answer on December 8, 2023. This case is currently in the fact discovery phase. On February 9, 2026, the parties filed a joint stipulation to extend discovery and pre-trial deadlines by two months, with fact discovery now scheduled to close on April 17, 2026. The scope of remaining fact discovery during the extended period is limited to (i) a Rule 30(b)(1) deposition of Mr. Eric Zhong and (ii) efforts by the parties to resolve outstanding discovery issues raised in the parties’ meet-and-confer on January 29, 2026, including motion practice if necessary. Trial is currently scheduled for October 5, 2026. The parties are also engaged in ongoing good-faith settlement discussions. If the reviewing court determines that these claims are successfully established, monetary relief or injunctive relief may be granted to the plaintiff. We believe this lawsuit is without merit and we are defending ourselves vigorously. There is uncertainty, however, regarding the ultimate resolution of this lawsuit. We maintain liability insurance, pursuant to which we are presently seeking confirmation by the provider to determine if our policy entitles us to receive liability coverage or contribution towards our related legal expenses and fees. We are not able to predict the scale of liability, if any, potential monetary impact or outcome of this case at this time.

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

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association, which was filed as Exhibit 1.1 to this annual report.

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

Conversion

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person or entity, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

Voting Rights

Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the shareholders. Each Class A ordinary share shall be entitled to one vote on all matters subject to vote at general and special meetings of our company and each Class B ordinary share shall be entitled to 30 votes on all matters subject to vote at general and special meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

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

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares for which the offer is made, the offeror may, within a two-month period commencing from such acceptance, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion or lack of compliance with the statutory requirements.

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

Material U.S. Federal Income Tax Consequences

The following brief discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A ordinary shares by a U.S. Holder (as defined below) that acquires our Class A ordinary shares and holds our Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This brief discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This brief discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our Class A ordinary shares. The following brief summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act”, which was signed into law on December 18, 2025, requires directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act.

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

In addition, we are subject to translation risks as our consolidated financial statements are reported in US$ while the financial statements of some operating subsidiaries are prepared in RMB and Euros, the currency of the primary economies in which our operations are based. We recorded a currency translation gain of US$0.2 million, US$0.1 million and US$0.6 million for the years ended December 31, 2023, 2024 and 2025, respectively. Accordingly, we may incur currency translation losses or gains due to translation of functional currency into the presentation currency which may adversely affect our financial position.

Credit Risk

Financial instruments that potentially subject us to significant concentration of credit risk consist primarily of cash and cash equivalent, restricted cash and accounts receivable. As of December 31, 2024 and 2025, the aggregate amounts of cash and cash equivalent and restricted cash of US$17.9 million and US$31.7 million, respectively, were held at major financial institutions located in the mainland China, and each bank account is insured by the government authority with the maximum limit of RMB500,000 (equivalent to $71,250). The aggregate amounts of cash and cash equivalent and restricted cash of US$28.0 million and US$22.3 million were deposited with major financial institutions located outside the mainland China as of December 31, 2024 and 2025, respectively. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Inflation Risk

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percentile changes in the consumer price index for the years ended December 31, 2024 and 2025 was increases of 0.2% and 0.0%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Net proceeds raised from our initial public offering were approximately $1.81 million after deducting underwriting discounts and the offering expenses payable by us. For the period from the effectiveness of the registration statement on Form F-1 to the date of this annual report, we used approximately US$0.89 million for general corporate purposes. We intend to use the proceeds from our initial public offering for general corporate purposes and any other purposes as determined by our management from time to time.

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

Based upon that evaluation, our management has concluded that, due to the material weakness identified below, as of December 31, 2025, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was ineffective as of December 31, 2025 because of the material weakness described below.

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

Changes in Internal Control over Financial Reporting

We are currently in the process of remediating the material weakness described above. In the fiscal year ending December 31, 2026, we will continue to implement additional measures to remediate it. Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Tan Kwong Hun qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Tan Kwong Hun satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

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

HTL International, LLC

	For the years ended December 31,
	2024	2025
	(in USD in thousands)
Audit fees (1)	$250.00	$300.00
Audit-related fees (2)	-	10.60
Tax fees (3)	-
All other fees	-
Total	$250.00	$310.60

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.

(2)	Audit related fees include the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees.

(3)	Tax fees represent the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

TPS Thayer LLC

	For the years ended December 31,
	2024	2025
	(in USD in thousands)
Audit fees (1)	$50.00	$0.00
Audit-related fees (2)	0.00
Tax fees (3)	0.00
All other fees	0.00
Total	$50.00	$0.00

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.

(2)	Audit related fees include the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees.

(3)	Tax fees represent the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Planet Image International Limited and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association of Registrant
2.1	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
2.2	Form of Representative’s Warrants (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
2.3*	Description of Securities
4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
4.2	Form of Employment Agreement between the Registrant and each of its executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
4.3	English translation of Form of Procurement Agreement between Jiangxi Yibo and its suppliers (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
4.4	English translation of Form of Sales Order between the Registrant’s Offshore Subsidiaries and its customers (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
4.5	Form of Rebate Agreement between Aster US and its customers (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
4.6	Form of Product Sales and Purchase Order between Yantuo and Household Product Suppliers (incorporated by reference to Exhibit 4.6 of our annual report on Form 20-F (File No. 001-41928) filed with the Securities and Exchange Commission on Mach 31, 2025)
4.7*	English translation of Procurement Agreement with Hubei Dinglong Holdings Co., Ltd., dated January 1, 2026
4.8*	English translation of Loan Agreement between Jiangxi Yibo and the Agricultural Bank of China dated January 1, 2026
4.9*	English translation of Loan Agreement between Jiangxi Yibo and the Export Import Bank of China, dated September 8, 2025
4.10*	English translation of Loan Agreement between Jiangxi Yibo and Bank of China, July 9, 2025
4.11*	English translation of Loan Agreement between Jiangxi Yibo and Bank of China, July 21, 2025
4.12	English Translation of Letter of Guarantee by Planet Image International Limited to Industrial and Commercial Bank of China, dated August 1, 2025 (incorporated by reference to Exhibit 1.1 of our current report on Form 6-K (File No. 001-41928) filed with the Securities and Exchange Commission on August 4, 2025)

4.13	English Translation of Letter of Guarantee by Planet Image International Limited to Bank of China, dated March 11, 2025 (incorporated by reference to Exhibit 1.2 of our current report on Form 6-K (File No. 001-41928) filed with the Securities and Exchange Commission on March 12, 2025)
4.14*	English translation of Loan Agreement between Jiangxi Yibo and Industrial and Commercial Bank of China Xinyu Branch, dated August 27, 2025
4.15*	English translation of Procurement Agreement between Jiangxi Yibo and Zhongshan Yuanshi Micro Technology Co., Ltd., dated January 1, 2026
8.1*	List of subsidiaries of the Registrant
11.1	Form of Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-263602), as amended, initially filed with the Securities and Exchange Commission on March 16, 2022)
11.2	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 11.2 of our annual report on Form 20-F (File No. 001-41928) filed with the Securities and Exchange Commission on Mach 31, 2025)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of JunHe LLP
15.2*	Consent of HTL International, LLC
15.3*	Consent of TPS Thayer, LLC
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F (File No. 001-41928) filed with the Securities and Exchange Commission on April 29, 2024)
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Planet Image International Limited

	By:	/s/ Shaofang Weng
Shaofang Weng
Chief Executive Officer and Director

Date: March 31, 2026

PLANET IMAGE INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Planet Image International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Planet Image International Limited (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income and comprehensive income/(loss), changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its consolidated cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ HTL International, LLC

HTL International, LLC

We have served as the Company’s auditor since 2024

Houston, TX

March 31, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Planet Image International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Planet Image International Limited (the “Company”) as of December 31, 2023, and the related consolidated statements of income and comprehensive income/(loss), changes in shareholders’ equity, and cash flows for the year ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023, and the consolidated results of its operations and its consolidated cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

TPS Thayer, LLC

We have served as the Company’s auditor from 2022 to 2024

Sugar Land, TX

04/29/2024

PLANET IMAGE INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of U.S. dollars, except for share and per share data)

	As of December 31,
	2024	2025
Assets
Current assets:
Cash and cash equivalents	$42,997	$52,909
Restricted cash	2,889	1,000
Short-term investments	6,464	1,497
Accounts receivable, net	31,640	50,643
Inventories, net	20,616	14,550
Prepaid expenses and other current assets	10,916	6,507
Total current assets	115,522	127,106

Non-current assets:
Property, plant and equipment, net	8,200	7,859
Right-of-use assets, net	3,228	8,560
Deferred tax assets, net	1,528	-
Long-term investments	10,293	10,545
Other non-current assets	151	75
Total non-current assets	23,400	27,039
TOTAL ASSETS	$138,922	$154,145

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings	$23,438	$21,874
Current portion of a long-term borrowing	-	143
Accounts payable	26,058	27,234
Bank acceptance notes payable	13,753	15,067
Amounts due to related parties – current	155	55
Accrued expenses and other current liabilities	13,239	11,678
Derivative liabilities	26	-
Operating lease liabilities – current	1,027	2,033
Taxes payable	2,168	2,630
Total current liabilities	79,864	80,714

Non-current liabilities:
Operating lease liabilities – non-current	2,172	6,943
Deferred tax liabilities, net	-	248
Long-term borrowings	-	8,336
Total non–current liabilities	2,172	15,527
TOTAL LIABILITIES	$82,036	$96,241

Shareholders’ equity
Preferred shares (par value of HK$0.0001 per share; 800,000,000 preferred shares authorized, nil preferred shares issued and outstanding as of December 31, 2024 and 2025, respectively)*	-	-
Class A ordinary shares (par value of HK$0.0001 per share; 2,000,000,000 Class A ordinary shares authorized, 27,565,800 and 32,918,421 Class A ordinary shares issued and outstanding as of December 31, 2024 and 2025, respectively)*	1	1
Class B ordinary shares (par value of HK$0.0001 per share; 1,000,000,000 Class B ordinary shares authorized, 26,315,800 Class B ordinary shares issued and outstanding as of December 31, 2024 and 2025, respectively)*	1	1
Additional paid-in capital	17,405	26,050
Statutory reserve	3,193	3,193
Retained earnings	33,138	24,886
Accumulated other comprehensive income	3,148	3,773
Total shareholders’ equity	56,886	57,904
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$138,922	$154,145

*	The value of Class A and Class B ordinary shares are rounded, with a difference no more than $0.4 from the absolute amount.

The accompanying notes are an integral part of these consolidated financial statements.

PLANET IMAGE INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Amount in thousands of U.S. dollars, except for share and per share data)

	For the years ended December 31,
	2023	2024	2025
Net revenues	$150,222	$149,828	$155,248
Cost of revenues	(91,251)	(97,542)	(109,564)
Gross profit	58,971	52,286	45,684

Operating expenses:
Selling expenses	(30,566)	(30,845)	(35,044)
General and administrative expenses	(9,042)	(8,324)	(12,163)
Research and development expenses	(6,636)	(6,221)	(9,819)
Total operating expenses	(46,244)	(45,390)	(57,026)

Income/(loss) from operations	12,727	6,896	(11,342)

Other (expenses)/income:
Other non-operating income, net	819	2,046	2,515
Gain from disposal of subsidiaries	-	-	734
Government subsidy	505	901	496
Fair value loss on derivative instruments	(5,109)	(799)	(14)
Foreign exchange gain/(loss)	212	(1,341)	1,253
Interest (expense)/income, net	(540)	(175)	279
Total other (expenses)/income, net	(4,113)	632	5,263

Income/(loss) before income tax expense	8,614	7,528	(6,079)
Income tax expense	(840)	(414)	(2,173)
Net income/(loss)	7,774	7,114	(8,252)

Other comprehensive income/(loss)
Foreign currency translation adjustment	274	88	625
Total comprehensive income/(loss)	$8,048	$7,202	$(7,627)

Net income/(loss) per share
Basic and Diluted	0.18	0.13	(0.14)

Weighted average shares
Basic and Diluted	42,105,300	52,900,242	56,975,855

The accompanying notes are an integral part of these consolidated financial statements.

PLANET IMAGE INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands of U.S. dollars, except for share and per share data)

	Class A Ordinary shares*		Class B Ordinary shares*		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Share	Amount	Share	Amount	capital	reserve	earnings	income	equity
Balance as of December 31, 2023	15,790	$-	26,316	$1	$833	$3,193	$26,024	$3,060	$33,111
Net income	-	-	-	-	-	-	7,114	-	7,114
Issuance of new shares	1,250	-	-	-	4,305	-	-	-	4,305
Transfer of Mezzanine equity	10,526	1	-	-	14,103	-	-	-	14,104
Offering cost incurred for initial public offering	-	-	-	-	(1,836)	-	-	-	(1,836)
Foreign currency translation adjustment	-	-	-	-	-	-	-	88	88
Balance as of December 31, 2024	27,566	$1	26,316	$1	$17,405	$3,193	$33,138	$3,148	$56,886
Net loss	-	-	-	-	-	-	(8,252)	-	(8,252)
Share-based compensation	5,353	-	-	-	8,645	-	-	-	8,645
Foreign currency translation adjustment	-	-	-	-	-	-	-	625	625
Balance as of December 31, 2025	32,919	$1	26,316	$1	$26,050	$3,193	$24,886	$3,773	$57,904

*	The value of Class A and Class B ordinary shares are presented in thousands and are rounded, with a difference no more than $0.4 from the absolute amount.

The accompanying notes are an integral part of these consolidated financial statements.

PLANET IMAGE INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of U.S. dollars, except for share and per share data)

	For the years ended December 31,
	2023	2024	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	$7,774	$7,114	$(8,252)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Change in allowance for credit losses	(13)	120	613
Provision for inventory reserve	675	548	415
Depreciation and amortization	1,285	1,092	1,418
Amortization of right-of-use assets	1,249	1,290	2,047
Loss from the disposal of property and equipment	195	171	4
Gain from the disposal of subsidiaries	-	-	(734)
Unrealized exchange loss/(gain)	-	660	(797)
Share-based compensation	-	-	8,645
Fair value loss/(gain) on derivative instruments	547	(2,233)	(26)
Deferred income tax (benefits)/expense	(246)	(492)	1,776
Changes in operating assets and liabilities
Accounts receivable	(6,386)	(1,025)	(17,408)
Inventories	2,826	(3,584)	5,477
Prepaid expenses and other current assets	1,581	(6,632)	4,091
Other non-current assets	93	108	75
Accounts payable	5,233	3,022	1,016
Notes payable	1,417	473	1,318
Amount due to related parties	260	(105)	(100)
Accrued expenses and other current liabilities	1,558	(1,542)	(1,176)
Operating lease liabilities	(1,219)	(1,427)	(1,288)
Taxes payable	1,066	296	442
Net cash provided by/(used in) operating activities	17,895	(2,146)	(2,444)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for acquisition of property, plant and equipment	(995)	(1,128)	(825)
Purchase of short-term investments	-	(6,464)	(1,400)
Net cash outflow from disposal of subsidiaries	-	-	(414)
Proceeds from sales of short-term investments	-	-	6,506
Purchase of long-term investments	-	(10,293)	-
Proceeds from disposal of property, plant and equipment	8	2	7
Net cash (used in)/provided by investing activities	(987)	(17,883)	3,874

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	31,991	30,721	40,399
Repayments of bank loans	(36,241)	(33,132)	(34,058)
Contribution from controlling shareholder	-	4,305	-
Payments of offering costs	(479)	(417)	-
Net cash (used in)/provided by financing activities	(4,729)	1,477	6,341

Effect of exchange rate changes	(711)	272	252

Net increase/(decrease) in cash and cash equivalents and restricted cash	11,468	(18,280)	8,023
Cash and cash equivalents and restricted cash, at beginning of year	52,698	64,166	45,886
Cash and cash equivalents and restricted cash, at end of year	$64,166	$45,886	$53,909

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the Consolidated Balance Sheets that sum to the same amounts shown in the Consolidated Statements of Cash Flows:
Cash and cash equivalents	$45,126	$42,997	$52,909
Restricted cash	19,040	2,889	1,000
Total cash and cash equivalents and restricted cash shown in the Consolidated Statements of Cash Flows	$64,166	$45,886	$53,909

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	$120	$553	$197
Cash paid for interest	$1,273	$1,001	$1,068

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:
Obtaining right-of-use assets in exchange for operating lease liabilities	$105	$2,686	$7,066
Acquisition of property and equipment included in accounts payable	-	-	46

The accompanying notes are an integral part of these consolidated financial statements.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Principal activities

Planet Image International Limited (“Planet Image” or the “Company”) was incorporated in the Cayman Islands on August 5, 2019 under the Cayman Islands Companies Act. The Company, through its consolidated subsidiaries (collectively, the “Group”), is principally engaged in the manufacturing and sale of compatible toner cartridges with its manufacturing facilities based in the People’s Republic of China (the “PRC” or “China”). The majority of the Company’s products are sold in the United States of America (the “U.S.”) and Europe, including on an original design manufacturer (“ODM”) basis and throughout distributors or online sales (prior to the disposal of the Disposed Subsidiaries (as defined below) on December 31, 2025; see Note 3).

(b)	Organization

Planet Image was incorporated as an ultimate holding company in the Cayman Islands on August 5, 2019.

Planet Image owns 100% equity interest of Aster Graphics Company Limited (“Aster BVI”), Aster Industrial Limited (“Aster Industrial”) and Lucky Knot Limited (“Lucky Knot”), all established as investment holding companies in the British Virgin Islands (the “BVI”).

Aster Graphics Company Limited (“Aster HK”), a wholly-owned subsidiary of Aster Industrial, and Aster Online Company Limited (“Aster Online”), a wholly-owned subsidiary of Lucky Knot, were both incorporated under the laws of the Special Administrative Region of Hong Kong (“Hong Kong”), while Aster Graphics, Inc. (“Aster US”), a company incorporated in the State of California in March 2011 and Aster Technology Holland B.V. (“Aster NL”), a company incorporated in the Netherlands in July 2011, were both 100% owned by Aster BVI.

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

Upon the completion of the above Reorganization, Planet Image became the ultimate holding company of the Group. The Company is effectively controlled by the same group of shareholders before and after the Reorganization and therefore the Reorganization is considered as a recapitalization of these entities under common control.

The details of the Company’s major subsidiaries as of December 31, 2025 are as follows. All subsidiaries of the Company are all wholly-owned by the Company through equity investment.

Major Subsidiaries	Date of incorporation	Place of incorporation	Percentage of direct ownership	Principal activities
Aster BVI	February 25, 2011	BVI	100%	Investment holding
Lucky Knot Limited	July 18, 2019	BVI	100%	Investment holding
Aster Industrial Limited	August 8, 2019	BVI	100%	Investment holding
Aster Online	August 15, 2019	Hong Kong	100%	Investment holding
Aster HK	August 16, 2019	Hong Kong	100%	Sales of compatible toner cartridges
Aster Graphics, Inc. (“Aster U.S.”)	March 1, 2011	U.S.	100%	Sales of compatible toner cartridges in the U.S.
Aster NL	July 8, 2011	Netherlands	100%	Sales of compatible toner cartridges in Europe
Jiangxi Yibo	January 12, 2011	PRC	100%	Manufacture of compatible toner cartridges in the PRC
Aster Germany	September 25, 2018	Germany	100%	Sales of compatible toner cartridges in Europe
Aster Italy	May 7, 2018	Italy	100%	Sales of compatible toner cartridges in Europe
Aster France	April 3, 2019	France	100%	Sales of compatible toner cartridges in Europe
Jiangxi Leibotai Electronic Technology Co., Ltd. (“Jiangxi Leibotai”)	June 26, 2012	PRC	100%	Provision of procurement services in the PRC
Yantuo (Guangdong) Technology Co., Ltd. (“Yantuo”)(1)	April 8, 2013	PRC	100%	Provision of sales management services in the PRC
Planet Image International Electronic Technology Shenzhen Co., Ltd. (formerly known as Shenzhen Dinghong Shengda E-commerce Co., Ltd.)	February 28, 2020	PRC	100%	Provision of sales management services in the PRC
Aster Technology UK Ltd. (“Aster UK”)	January 21, 2019	United Kingdom	100%	Sales of compatible toner cartridges in Europe
Peony Trade Co., Limited	March 9, 2020	Hong Kong	100%	Investment holding
White Poplar Co., Limited	March 9, 2020	Hong Kong	100%	Investment holding
Joyful Product Trade Co., Limited	March 9, 2020	Hong Kong	100%	Investment holding
Grand Future Trade Co., Limited	March 9, 2020	Hong Kong	100%	Investment holding
Oriental Poetry Co., Limited	March 5, 2020	Hong Kong	100%	Investment holding
Prosperity Product Trade Co., Limited	March 9, 2020	Hong Kong	100%	Investment holding
Atlantic Marketing Co., Limited	March 5, 2020	Hong Kong	100%	Investment holding

(1)	Aster UK is a directly wholly-owned subsidiary of Yantuo through equity investment.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

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

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, allowance for credit loss, impairment provision for inventories, useful lives and impairment of long-lived assets, determination of the fair value of derivative instruments and derivative liability arising from foreign exchange forward contracts, accounting for deferred income taxes and valuation allowance for deferred tax assets and liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Foreign currencies and foreign currency translation

The functional and reporting currency of the Company is the United States Dollar (“US$”). The Company’s operating subsidiaries in China, Europe and the United States use their respective currencies, Renminbi (“RMB”), Pound (“GBP”), Euro (“EUR”) and US$, as their functional currencies.

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

Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of operations and comprehensive income/(loss).

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(d)	Foreign currencies and foreign currency translation (cont.)

The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

As of December 31,
	2024	2025
Period end RMB: USD exchange rate	US$1=RMB7.1891	US$1=RMB7.0175
Period end EUR: USD exchange rate	US$1=EUR0.9615	US$1=EUR0.8547
Period end GBP: USD exchange rate	US$1=GBP0.7937	US$1=GBP0.7463

For the years ended December 31,
	2023	2024	2025
Average RMB: USD exchange rate	US$1=RMB7.0472	US$1=RMB7.1124	US$1=RMB7.1429
Average EUR: USD exchange rate	US$1=EUR0.9231	US$1=EUR0.9234	US$1=EUR0.8872
Average GBP: USD exchange rate	US$1=GBP0.8021	US$1=GBP0.7815	US$1=GBP0.7580

(e)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, cash in bank, and fixed deposits with original maturities of less than three months. The Group maintains cash with various financial institutions primarily in China. All highly liquid investments with a stated maturity or lock-up period of three months or less from the date of purchase are classified as cash equivalents. As of December 31, 2024 and 2025, balances of cash and cash equivalents were $42,997 and $52,909, respectively. The Group has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

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

Accounts receivables are recognized in the period when the Group has sold products to its customers and when its right to consideration is unconditional. The Group adopted Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”) on January 1, 2023 using the modified retrospective transition approach. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of the new standard did not have a material effect on the Group’s consolidated financial statements.

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

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i)	Inventories, net

Inventories, primarily consisting of raw materials, goods in transit, work in progress and finished goods, are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined by using the weighted average cost method. The Group writes down the cost of obsolete and slow-moving inventories to the estimated net realizable value, based on inventory obsolescence trends, historical experience, forecasted consumer demand and application of the specific identification method. As of December 31, 2024 and 2025, $1,165 and $1,043 were written down from the cost of inventories to their net realizable values, respectively.

(j)	Derivative instruments

The Group’s derivative instruments consist of foreign currency forward contracts that the Group enters into as firm commitments to exchange a specific number of foreign currencies for RMB at a predetermined exchange rate on a specified future date without initial investment but a deposit required. This instrument is used to manage the volatility of changes in exchange rates. Management considered that the foreign currency forward contract does not meet the criteria for designated hedging instruments and hedged transactions to qualify for cash flow hedge or fair value hedge accounting. The foreign currency forward contracts therefore are accounted for as derivative instruments, with fair value changes reported as fair value change of derivative instruments in the consolidated statements of operations and comprehensive income/(loss).

(k)	Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Category	Estimated useful lives
Land use right	43 years
Buildings	20 years
Leasehold improvements	Lesser of useful life and lease term
Machinery and electronic equipment	1 – 10 years
Office equipment, furniture and fixtures	1 – 5 years
Automobile	3 – 10 years

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

Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of operations and comprehensive income/(loss) in other income or expenses.

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

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows was largely independent of the cash flows of other assets and liabilities (the asset group), and secondly comparing the carrying value of the asset group to the estimated undiscounted future cash flows expected to result from the use of the asset group and its eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the asset group, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the asset group, using the expected future discounted cash flows. No impairments of long-lived assets were recognized as of December 31, 2024 and 2025.

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

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(o)	Fair value measurement (cont.)

Financial assets and liabilities of the Group primarily consisted of cash and cash equivalents, restricted cash, accounts receivable, other receivables and derivative instruments, short-term borrowings, accounts payable, bank acceptance notes payable, other payables included in accrued expenses and other current liabilities. As of December 31, 2024 and 2025, the carrying amounts of financial instruments, except for derivative instruments, approximated to their fair values due to the short-term maturity of these instruments.

Financial assets and liabilities that are measured at fair value on a recurring basis consist of derivative instruments, which are comprised of foreign exchange forward contracts. Such derivate instruments are classified within Level II of the fair value hierarchy because they are floating income products linked to currency exchange rate. These instruments are not valued using quoted market prices, but can be valued based on other observable inputs, such as currency rates. As of December 31, 2024 and 2025, the fair value of derivative liabilities, classified within Level II, were $26 and nil, respectively.

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

The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2019 and the Company’s revenue recognition policies are presented as below.

The Group’s revenues are mainly generated from the sales of compatible toner cartridges through offline and online channels. The Group provides products: (i) to offline overseas customers who own their brands on an ODM basis; (ii) to offline overseas dealers who primarily sell its self-branded products and white-label products to end consumers; and (iii) directly to customers on a retail basis under its self-owned brands through online retail platforms. There is no major difference in terms of product capability between the Company’s ODM products, white-label products, and self-own brand products, and the main difference lies in product packaging and pricing.

The Group usually enters into sales orders with customers or receives online sales orders during the period the Group operated the online retail channel prior to December 31, 2025, in which the Group identifies the only performance obligation is to transfer the promised products stated in the sales order. The Group performs shipping services before the products are delivered at the place designated by customers. Shipping service is determined as an activity to fulfill the Group’s promise to transfer the products, rather than another distinct performance obligation as it is performed before the customers obtain control of the products. In the normal course of business, the Group’s warranties are limited to product specifications, and the Company does not accept product returns unless the item is defective as manufactured. Accordingly, warranty costs are treated as a cost of fulfillment subject to accrual, rather than a performance obligation. The Company establishes provisions for both estimated returns and warranties when revenues are recognized.

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

Disaggregation of Revenues

The Group disaggregates its revenues from contracts by sales channel and region, as the Group believes it best depicts how the nature, amount, timing and uncertainty of the revenues and cash flows are affected by economic factors. The Group’s disaggregation of revenues for the years ended December 31, 2023, 2024 and 2025 are disclosed in Note 17 of these consolidated financial statements.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(q)	Revenue recognition (cont.)

Contract Balances

When either party to a revenue contract has performed, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. The Group merely incurs cost to obtain a contract with a customer. The Group presents any unconditional rights to consideration separately as a receivable. The Group does not have any contract assets. The balance of accounts receivable, net of allowance for credit loss were $31,640 and $50,643 as of December 31, 2024 and 2025, respectively.

The Group presents the consideration that a customer pays before the Group transfers products to the customer as a contract liability (advance from customers) when the payment is made. Advance from customers is the Group’s obligation to transfer products to a customer for which the Group has received consideration from the customer. As of December 31, 2024 and 2025, the balance of advance from customers amounted to $486 and $524, respectively.

(r)	Cost of revenues

Cost of revenues consist primarily of (i) cost of materials (ii) labor costs, (iii) depreciation and amortization, (iv) freight charged by third-party transportation company, (v) tariff imposed to the Group’s products sold in the U.S., and (vi) warehousing and logistic fee charged by online selling platforms and other costs related to the business operation. Depreciation and amortization of manufacturing facilities and warehouses attributable to manufacturing activities is capitalized as part of the cost of inventory, and expensed in costs of revenues when the inventory is sold.

(s)	Selling expenses

Selling expenses mainly consist of (i) commission charged by online selling platform, (ii) staff costs, rental and depreciation related to selling and marketing functions, (iii) freight charges from warehouses to customers, and (iv) advertising and marketing expenses for promotion. Selling expenses are recognized as incurred. For the years ended December 31, 2023, 2024 and 2025, the advertising and marketing expenses were $2,196, $2,030 and $1,864, respectively. For the years ended December 31, 2023, 2024 and 2025, the freight charges were $5,279, $6,231 and $8,156, respectively.

(t)	Contract cost

Certain costs to fulfil contracts are capitalized when such costs (i) relate directly to the contract, (ii) generate or enhance resources of the Group that will be used in satisfying the performance obligation in the future, and (iii) are expected to be recovered. Contract costs are amortized on the basis consistent with the pattern of the transfer of services to which the costs relate.

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

Government subsidy is recognized when there is reasonable assurance that the Group will comply with the conditions attached to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Group with no future related costs or obligation is recognized in the Group’s consolidated statements of operations and comprehensive income/(loss) when the grant is received.

(x)	Foreign exchange loss, net

Foreign exchange loss, net mainly represents the exchange gain or loss caused by the changes in the relative currency exchange between US$, EUR, Hong Kong Dollar (“HKD”), RMB and Great Britain Pound (“GBP”).

(y)	Employee benefits

According to the regulations of the PRC, full-time eligible employees of the Group in the PRC are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated employee benefit plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of operations and comprehensive income/(loss) amounted to $1,317, $1,117 and $1,264 for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2024 and 2025, the outstanding social insurance plan contributions payable were $95 and $97, respectively.

(z)	Leases

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. See Note 11 for additional information.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Group recognizes operating lease expenses on a straight-line basis over the lease term.

Operating lease right-of-use of assets

The right-of-use of assets is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group believes there were no uncertain tax positions as of December 31, 2024 and 2025, respectively.

The Company’s affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than $14 (RMB100). In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. Operation results of the Company’s affiliated entities in the PRC for the years ended December 31, 2023, 2024 and 2025 remain open for statutory examination by PRC tax authorities.

(bb)	Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenues generated from sales of products. The Group records revenues net of VAT. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

The PRC VAT rate was 13% for taxpayers selling consumer products for the years ended December 31, 2023, 2024 and 2025. The primary applicable rate of Europe Union (“EU”) VAT was 19% for the years ended December 31, 2023, 2024 and 2025.

(cc)	Earnings/(loss) per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. For the years ended December 31, 2023, 2024 and 2025, there was no dilution impact.

The Group’s Class A and Class B ordinary shares have the same dividend right and two-class method is not applied for the periods presented.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(dd)	Comprehensive income/(loss)

Comprehensive income or loss is defined as the increase in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income or loss be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income included net income and foreign currency translation adjustments that are presented in the consolidated statements of comprehensive income or loss.

(ee)	Share-based Compensation

The Group applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for all of its share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All the Group’s grants of share-based awards without vesting conditions were classified as equity awards and are recognized in the financial statements based on their grant date fair value.

(ff)	Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s CODM for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has determined that there is only one reportable operating segment since the manufacturing and sales of products are viewed as an integrated business process and allocation of the resources and assessment of the performance are not separately evaluated by the Group’s CODM. For information regarding the Company’s long-lived assets and revenue by geographic area, as well as a summary of significant expense categories, see Note 17.

(gg)	Concentration of risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalent, restricted cash and accounts receivable. As of December 31, 2024 and 2025, the aggregate amounts of cash and cash equivalent and restricted cash of $17,983 and $31,630, respectively, were held at major financial institutions located in the mainland China, and each bank account is insured by the government authority with the maximum limit of RMB500 (equivalent to $71). The aggregate amounts of cash and cash equivalent and restricted cash of $27,903 and $22,279 were deposited with major financial institutions located outside the mainland China, and each bank account is insured with the minimum amount of $150. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

The Group’s exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by group of counterparties that share similar attributes. Substantially all of the Group’s sales are made to customers located primarily in the U.S. and Europe. The Company’s operating results could be adversely affected by the government policy in the PRC on exporting business, foreign exchange rate fluctuation, and changes in local market conditions. No customer individually represented greater than 10% of the Group’s total revenues for the years ended December 31, 2023, 2024 and 2025.

For the year ended December 31, 2023, the top two suppliers accounted for approximately 23.3% and 11.1% of total inventory purchases. For the year ended December 31, 2024, the top one supplier accounted for approximately 19.3% of total inventory purchases. For the year ended December 31, 2025, the top one supplier accounted for approximately 11.4% of total inventory purchases. No other suppliers accounted for more than 10% of total inventory purchases in the reporting periods.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(hh)	Recent accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group adopted ASU 2023-07 from January 1, 2025. See Note 17 for further information.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is also permitted, and entities may apply the amendments in this update prospectively or retrospectively to all prior periods presented in the financial statements. The Group adopted this ASU on January 1, 2025. See Note 13 for further information.

In March 2024, the FASB issued ASU 2024-02, which removes references to the concepts statements from the FASB Accounting Standards Codification (the “Codification” or ASC). The ASU is part of the Board’s standing project to make “Codification updates for technical corrections such as conforming amendments, clarifications to guidance, simplifications to wording or the structure of guidance, and other minor improvements.” Our management does not believe the adoption of ASU 2024-02 will have a material impact on our combined financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) which requires detailed disclosures in the notes to financial statements disaggregating specific expense categories and certain other disclosures to provide enhanced transparency into the nature and function of expenses. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements should be applied on a prospective basis while retrospective application is permitted. The Group does not expect to early adopt this guidance and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The amendments in ASU 2025-05 provide entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers (“ASC 606”) by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for the Company for its annual reporting periods beginning July 1, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Group is currently evaluating the impact ASU 2025-05 will have on its future consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles -Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). The amendments modernize the recognition and disclosure framework for internal-use software costs, removing the previous “development stage” model and introducing a more judgment-based approach. ASU 2025-06 is effective for annual reporting periods beginning after December 15, 2027 and for interim reporting periods beginning in that fiscal year. The Group is currently evaluating the impact ASU 2025-06 will have on its future consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07 expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. ASU 2025-07 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the impact ASU 2025-07 will have on its future consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact ASU 2025-08 will have on its future consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”). The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. ASU 2025-10 is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-10.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(hh)	Recent accounting pronouncements (cont.)

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Improvements to Interim Disclosure Requirements (“ASU 2025-11”). The amendments clarify disclosure requirements for interim financial statements. ASU 2025-11 is effective for interim periods beginning after December 15, 2026. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-11.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements (“ASU 2025-12”). ASU 2025-12 addresses suggestions received from stakeholders regarding the Accounting Standards Codification and makes other incremental improvements to U.S. GAAP. The update represents changes to the Codification that clarify, correct errors in or make other improvements to a variety of topics that are intended to make it easier to understand and apply. ASU 2025-12 is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years. Entities are required to apply the amendments to ASC 260 retrospectively. All other amendments may be applied prospectively or retrospectively. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-12.

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

3.	DISPOSAL OF SUBSIDIARIES

In 2025, the Group disposed ten subsidiaries (the “Disposed Subsidiaries”), all of which were engaged in providing products directly to customers on a retail basis under its self-owned brands through online retail platforms, as well as three trademark assignments related to the online retail business operations. On December 30, 2025, the Board of Directors of the Company formally authorized the plan to dispose of the Disposed Subsidiaries and the related registered trademarks to a third party. Following this authorization, the Group executed definitive disposal agreements with the purchaser on December 31, 2025, to transfer 100% of the equity interest in the Disposed Subsidiaries. On December 31, 2025, the Group completed the substantive handover of all operational materials, management authorities, and related assets pertaining to the Disposed Subsidiaries to the purchaser, indicating a transfer of control as well as the significant risks and rewards of ownership as of December 31, 2025. Consequently, the Group ceased to exercise substantive control over the Disposed Subsidiaries and completed the disposal and deconsolidation of such entities on that date.

The sale of the Disposed Subsidiaries did not represent a strategic shift that has or will have a major effect on the Group’s operations or financial results, given its limited financial impact, in accordance with ASC 205-20-45-1A to 45-1C. Accordingly, the disposal was not presented as discontinued operations, and the results thereof were included in continuing operations for all periods presented.

Details of the entities disposed were as follows:

Disposed subsidiaries	Total assets	Total liabilities	Total net assets/(liabilities)
Your Office Supplies Company Limited	$139	$214	$(75)
Amstech Limited	35	145	(110)
Aztech Enterprise Limited	54	160	(106)
Supplies4U Limited	67	72	(5)
Dellon Technology Company Limited	20	34	(14)
Iprint Enterprise Limited	143	184	(41)
REVOL TRADING INC.	63	39	24
Eco Imaging Inc.	30	163	(133)
Intercon International CORP.	79	203	(124)
Proimage B.V.	296	346	(50)
Total	$926	$1,560	$(634)

The total consideration was US$100, which was fully received in cash on January 14, 2026 and the Group recognized a gain on disposal of subsidiaries of $734 for the year ended December 31, 2025.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31,
	2024	2025
Accounts receivable	$31,744	$51,285
Allowance for credit losses	(104)	(642)
Accounts receivable, net	$31,640	$50,643

The movement of allowance of credit losses was as follows:

	For the years ended December 31,
	2023	2024	2025
Balance at beginning of the year	$132	$121	$104
(Reversal)/addition of allowance for credit loss	(13)	120	613
Write off	-	(133)	(89)
Foreign currency translation adjustment	2	(4)	14
Balance at end of the year	$121	$104	$642

The Group recorded a reversal of credit loss allowance of $13 for the year ended December 31, 2023, and credit loss expenses of $120 and $613 for the years ended December 31, 2024 and 2025, respectively. The Group wrote off accounts receivable of nil, $133 and $89 for the years ended December 31, 2023, 2024 and 2025, respectively. As of March 31, 2026, approximately 39.0% of the Group’s net accounts receivable balance at December 31, 2025 have been subsequently collected and the remaining balance is expected to be collectible and covered by the commercial insurance that the Group purchased for the accounts receivable of offline sales with a coverage rate varying from 80% to 90% for credit losses under a maximum credit period of 180 days.

Majority of the accounts receivable are expected to be recovered within six months. The aging of accounts receivable is calculated from the expiry date of the customer’s credit terms which is different with the aging accounts receivable based on the number of days. The Group generally grant trade debtors a credit period of 180 days. If accounts receivable of a customer is not yet aged beyond the credit period, the aging of the receivable will be classified as not overdue in the following table. An aging analysis of the Group’s accounts receivable calculated from the expiration date of the customer’s credit terms is as follows:

	As of December 31,
	2024	2025
Not overdue	$27,417	$38,056
Within 90 days	4,156	12,228
Between 3 and 6 months	75	398
Between 6 months and a year	51	193
Over a year	45	410
	$31,744	$51,285

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

5.	INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,
	2024	2025
Raw materials	$4,246	$4,696
Goods in transit	4,715	4,067
Work in progress	2,649	2,569
Finished goods	10,171	4,261
Inventories, gross	21,781	15,593
Impairment provision	(1,165)	(1,043)
Inventories, net	$20,616	$14,550

As of December 31, 2024 and 2025, $1,165 and $1,043 was written down from the cost of inventories to their net realizable values, respectively.

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2024	2025
Export input VAT receivables (a)	$3,384	$4,662
Employee receivables and business advances	1,788	502
Advance to suppliers	4,221	389
Interest receivable	181	352
Security deposits	205	266
Insurance receivables on written-off accounts receivables (b)	282	157
Receivable from third parties (c)	708	154
Others(d)	147	25
Total	$10,916	$6,507

(a)	Export input VAT receivables mainly represent the refundable input VAT the Group has paid for the production of the products in the PRC when declaring goods for export.

(b)	Insurance receivables on written-off accounts receivables mainly represent insurance claim receivables due from insurance companies.

(c)	Receivable from third parties represent the funds held on third-party settlement platforms.

(d)	Others mainly include prepaid miscellaneous service fees and prepaid rental fees.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of December 31,
	2024	2025
Building improvement	$6,457	$6,582
Machinery and equipment	6,163	6,608
Land	3,437	3,521
Office equipment, furniture and fixtures	1,764	1,965
Automobiles	417	486
Total	18,238	19,162
Less: accumulated depreciation	(10,038)	(11,303)
Property, plant and equipment, net	$8,200	$7,859

Depreciation expense was $1,285, $1,092 and $1,418 for the years ended December 31, 2023, 2024 and 2025, respectively.

As of December 31, 2024 and 2025, land use rights owned by Jiangxi Yibo, a subsidiary of the Company, for which the carrying value were $2,385 and $2,361, respectively, were pledged to secure short-term loans and bank acceptance notes payable from Bank of China Xinyu branch and Agricultural Bank of China Xinyu Branch.

8.	INVESTMENTS

Investments consisted of the following:

	As of December 31,
	2024	2025
Fixed deposit receipts	$6,464	$1,497
Total short-term investments	6,464	1,497

Fixed deposit receipts	10,293	10,545
Total long-term investments	10,293	10,545
Total investments	$16,757	$12,042

As of December 31, 2024, an amount of $881 of short-term investments and $4,729 of long-term investments in bank fixed deposits was pledged for Jiangxi Yibo’s issuance of commercial bank acceptance bills. Long-term fixed deposits will expire in 2027 with a deposit term of three years. All the fixed deposits were deposited in local banks in the PRC.

As of December 31, 2025, an amount of $1,092 of short-term investments and $5,258 of long-term investments in bank fixed deposits were pledged for Jiangxi Yibo’s issuance of commercial bank acceptance bills. Long-term fixed deposits will expire in 2027 with a deposit term of three years. All the fixed deposits were deposited in local banks in the PRC.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2024	2025
Accrued payroll and employee benefits	$8,339	$5,736
Accrued expenses(a)	4,124	5,245
Advance from customers(b)	486	524
Others	290	173
Total	$13,239	$11,678

(a)	Accrued expenses mainly represent accrued freight charges and other accrued expenses related to the business operation.

(b)	Advance from customers mainly represent the advance received from customers for the finished goods purchases. The change in contract liabilities primarily represents the cash received, less amounts recognized as revenues during the period. All of the balance as of December 31, 2023 and 2024 had been recognized as revenue for the years ended December 31, 2024 and 2025, respectively. The Group expects to recognize the balance as of December 31, 2025 as revenue within the next 12 months.

10.	BORROWINGS

The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. The bank borrowings were for working capital and capital expenditure purposes. The balance of borrowings consisted of the following:

	As of December 31,
	2024	2025
Bank of China Xinyu Branch (a)	$9,737	$11,400
Export-Import Bank of China Jiangxi Branch (b)	6,051	6,199
Xinyu Rural Commercial Bank Gaoxin Branch (c)	4,173	4,275
Agricultural Bank of China Xinyu Branch (d)	3,477	-
Total short-term borrowings	23,438	21,874
Industrial and Commercial Bank of China Limited Xinyu High Tech Branch (e)	-	143
Total long-term borrowing, current	-	143
Industrial and Commercial Bank of China Limited Xinyu High Tech Branch (e)	-	8,336
Total long-term borrowing, non-current	-	8,336
Total Borrowings	$23,438	$30,353

(a)	For the year ended December 31, 2024, Jiangxi Yibo entered into two bank loan agreements with Bank of China Xinyu Branch in a total amount of $9,737 (RMB70,000) with an annual interest rate of 3.10%, which were fully repaid upon maturity. The loans were guaranteed by Jiangxi Leibotai and related parties and secured by the land use rights and properties owned by Jiangxi Yibo. For the year ended December 31, 2025, Jiangxi Leibotai entered into a bank loan agreement of $1,425 (RMB10,000) with Bank of China Xinyu Branch, with a maturity date of March 18, 2026, and an annual interest rate of 2.90%, which was guaranteed by Jiangxi Yibo. For the year ended December 31, 2025, Jiangxi Yibo entered into two bank loan agreements in a total amount of $9,975 (RMB70,000) with maturity dates from July 9, 2026 to July 22, 2026, and an annual interest rate of 3.00%. These two loans were guaranteed by Jiangxi Leitaibo, and secured by the land use rights and properties owned by Jiangxi Yibo.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

10.	BORROWINGS (cont.)

(b)	For the year ended December 31, 2024, Jiangxi Yibo entered into a bank loan agreement of $6,051 (RMB43,500) with Export-Import Bank of China Jiangxi Branch with an annual interest rate of 3.10%, which was fully repaid on September 9, 2025. For the year ended December 31, 2025, Jiangxi Yibo entered into another bank loan agreement of $6,199 (RMB43,500) with Export-Import Bank of China Jiangxi Branch with an annual interest rate of 3.00% and a maturity date of September 8, 2026. The outstanding loan balances as of December 31, 2024 and 2025 were guaranteed by Xinyu High-Tech Investment Co., Ltd, a related party of the Group. (See Note 16).

(c)	For the year ended December 31, 2024, Jiangxi Yibo entered into a bank loan with an amount of $4,173 (RMB30,000) with an annual interest rate of 3.80%, which was fully repaid upon maturity. On January 14, 2025, Jiangxi Yibo entered into another bank loan with an amount of $4,275 (RMB30,000) with a maturity date of January 13, 2026 and an annual interest rate of 3.35%. The loan was guaranteed by a related party of the Group. (See Note 16).

(d)	For the year ended December 31, 2024, Jiangxi Yibo had an outstanding balance of $3,477 (RMB25,000) with a maturity date of April 24, 2025 and an annual interest rate of 3.00%, which was fully repaid upon maturity. The loan was guaranteed by the related parties of the Group (See Note 16) and was secured by mortgaging the properties of Jiangxi Yibo. On January 2, 2025 and April 29, 2025, Jiangxi Yibo entered in two bank loans with an amount of approximately $2,138 (RMB15,000) and $3,563 (RMB25,000), respectively, each bearing an annual interest rate of 3.10% which were both fully repaid on December 29, 2025. These loans were secured by the land use rights and properties owned by Jiangxi Yibo.

(e)	On March 13, 2025, Jiangxi Yibo entered into another bank loan with an amount of approximately $4,275 (RMB30,000) with an annual interest rate of 2.80%, which was fully repaid on August 29, 2025. On August 29, 2025, Jiangxi Yibo entered into a three-year bank loan agreement with a principal amount of $8,550 (RMB60,000) maturing on August 28, 2028 and bearing an annual interest rate of 3.00%, which was guaranteed by Planet Image. In accordance with the repayment schedule stipulated in this agreement, Jiangxi Yibo repaid $71 (RMB500) of principal during the year ended December 31, 2025. As of December 31, 2025, the outstanding balance was $8,479 (RMB55,000). The following is the principal repayment schedule for the long-term loan as of December 31, 2025:

Year ending December 31,	Repayment amount
2026	$143
2027	143
2028	8,193
Total	$8,479

Interest expenses were $1,234, $976 and $1,018 for the years ended December 31, 2023, 2024 and 2025, respectively. The weighted average interest rates of short-term loans outstanding were 4.01%, 3.21% and 3.52% per annum for the years ended December 31, 2023, 2024 and 2025, respectively.

As of December 31, 2025, the Group had unutilized lines of credit aggregating $774 for short-term financing. To utilize these unused lines of credit, the Group is required to obtain consent of the lenders and be in compliance with financial covenants, such as requirement for certain financial ratios and use the funds according to the agreed purpose, etc. The Group has been in compliance with these financial covenants up to the date of this annual report.

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

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2024	2025
Right-of-use assets	$3,228	$8,560

Operating lease liabilities – current	$1,027	$2,033
Operating lease liabilities – non-current	2,172	6,943
Total operating lease liabilities	$3,199	$8,976

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2025 were as follows:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	4.24
Weighted average discount rate	3.64%

During the years ended December 31, 2023, 2024 and 2025, the Group incurred total operating lease expenses of $1,538, $1,372 and $2,321, respectively. During the years ended December 31, 2023, 2024 and 2025, the Group’s cash paid for amounts included in measurement of lease liabilities of $105, $2,686 and $7,066, respectively.

The following is a schedule of future minimum payments under the Company’s operating leases as of December 31, 2025:

Amounts
2026	$2,324
2027	2,207
2028	2,196
2029	2,048
2030	940
Total lease payments	9,715
Less: imputed interest	(739)
Total operating lease liabilities, net of interest	$8,976

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

12.	SHARE BASED COMPENSATION

2025 Equity Incentive Plan

Effective on May 9, 2025, the board of directors of the Company approved the 2025 Equity Incentive Plan (the “Plan”), to attract and retain the best available personnel for positions of responsibility with the Group, to provide additional incentives to them and align their interests with those of the Company’s shareholders, and to thereby promote the Group’s long-term business success. On May 28, 2025, 5,352,621 Class A ordinary shares, par value HK$0.0001 per share, with no vesting conditions were granted to the certain qualified personnel. Subsequently, on June 3, 2025, the Company issued 5,352,621 Class A ordinary shares to these personnel.

In accordance with ASC 718, share-based compensation with employees is measured based on the grant-date fair value of the equity instruments awarded. The Company determined the fair value of the Class A ordinary shares granted under the Plan to be US$1.615 per share, based on the closing market price of the Company’s Class A ordinary shares on the grant date. The Company believes the closing price represents the fair value of the shares granted because the awards consist of unrestricted, fully vested equity instruments with no post-vesting restrictions, performance conditions, or other features that would require valuation adjustments. Therefore, no discount or premium was applied to the quoted market price.

As the equity awards were fully vested on the grant date and did not contain any future service or performance conditions, the Group recognizes the entire fair value of the award as compensation expense on the date of grant.

For the year ended December 31, 2025, the share-based compensation expenses were $8,645. Such expense was allocated among general and administrative expenses and research and development expenses, based on the respective job responsibilities and functional roles of the grantees. As of December 31, 2025, there was no unrecognized share-based compensation expenses in relation to the Plan.

A summary of activities of the restricted shares for the year ended December 31, 2025 is as follows:

Number of nonvested restricted shares
In thousand
Unvested on December 31, 2024	-
Granted	5,353
Vested	(5,353)
Unvested on December 31, 2025	-

The allocation of total share-based compensation expenses is set forth as follows:

	For the years ended December 31,
	2024	2025
General and administrative expenses	$-	$4,123
Research and development expenses	-	4,522
Total	$-	$8,645

13.	TAX

The Cayman Islands and the BVI

The Company was incorporated in the Cayman Islands and several of its wholly-owned subsidiaries were incorporated in the BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the Cayman Islands and the BVI.

Hong Kong

According to the Tax (Amendment) (No. 3) Ordinance 2018 published by the Hong Kong government, effective April 1, 2018, under the two-tiered profits tax regime, the profits tax rate for the first HKD2 million of assessable profits is 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (“IRO”)) for corporations. The Group was not subject to Hong Kong profits tax for any of the periods presented as it did not have assessable profits during such periods.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

13.	TAX (cont.)

United States

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Tax Act”) which significantly changed previous U.S. tax laws, including a reduction of corporate income tax rate from 35% to 21% and a one-time transition tax on deemed repatriation of undistributed foreign earnings.

The Group’s U.S. subsidiaries file income tax returns with the Internal Revenue Service and are subject to income tax examinations by the IRS and applicable state tax authorities.

For the years ended December 31, 2023, 2024 and 2025, the U.S. federal statutory corporate income tax rate applicable to the Group’s U.S. subsidiaries was 21%. The Group’s U.S. subsidiaries are incorporated and operate in the California and are subject to the California corporate franchise tax at a statutory rate of 8.84% for the years ended December 31, 2023, 2024 and 2025.

The IRS generally may examine tax returns filed within the preceding three years. However, in cases where a substantial understatement of income is identified, the statute of limitations may be extended to six years.

Europe

The Company’s subsidiaries, which were mainly incorporated in European Union (“EU”) countries, such as the Netherlands, Italy, and France, are subject to enterprise income tax on their respective taxable income as determined under the applicable tax laws and accounting standards at rates ranging from 16.5% to 28%.

The PRC

Generally, the Company’s subsidiaries that are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

In accordance with the implementation rules of Enterprise Income Tax Law of the PRC (the “EIT Law”), a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. The Company’s subsidiary, Jiangxi Yibo, is qualified as HNTE and has renewed its HNTE certificate in 2025, which will expire on October 29, 2028. Therefore, for the years ended December 31, 2023, 2024 and 2025, Jiangxi Yibo was eligible to enjoy a preferential tax rate of 15% under the EIT Law.

For the years ended December 31, 2023, 2024 and 2025, Jiangxi Leibotai, a wholly owned subsidiary of Jiangxi Yibo, was recognized as a small low-profit enterprise. For the years ended December 31, 2023, Yantuo, a wholly owned subsidiary of Jiangxi Yibo, was recognized as a small low-profit enterprise.

According to the Announcement on Preferential Income Tax Policies for Small and Micro Enterprises and Individual Industrial and Commercial Households (Caishui [2023] No. 6) issued by the Ministry of Finance and the State Taxation Administration on March 26, 2023, for small and low-profit enterprises with annual taxable income not exceeding RMB1 million (equivalent to $0.1 million), 25% of the taxable income shall be deducted in the computation base and enterprise income tax shall be levied at a rate of 20%. The effective period of this announcement was from January 1, 2023 to December 31, 2024. Pursuant to the Announcement of the Ministry of Finance and the State Administration of Taxation on Further Supporting the Development of Small and Micro Enterprises and Individual Businesses in Relevant Tax Policies (Caishui [2023] No. 12) issued on August 2, 2023, the effective period was extended to December 31, 2027.

With the above preferential income tax rate, the effect of tax holiday saving of the Group was $857, $608 and $785 for the years ended December 31, 2023, 2024 and 2025, respectively.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

13.	TAX (cont.)

The Group’s income/(loss) before income tax expense consisted of:

	For the years ended December 31,
	2023	2024	2025
PRC	$7,997	$6,947	$(6,690)
Non-PRC	617	581	611
	$8,614	$7,528	$(6,079)

The income tax provision consisted of the following components:

	For the years ended December 31,
	2023	2024	2025
Current income tax expense	$(1,086)	$(906)	$(397)
Deferred income tax benefit/(expense)	246	492	(1,776)
Total income tax expense	$(840)	$(414)	$(2,173)

The PRC

A reconciliation of the Group’s PRC statutory tax rate to the effective income tax rate during the periods is as follows:

	For the years ended December 31,
	2023	2024	2025
Computed income tax expense with PRC statutory tax rate *	25.00%	25.00%	25.00%
Non-deductible items	0.10%	0.17%	(0.16)%
Additional deduction of qualified R&D expenditures	(10.94)%	(12.38)%	13.06%
Effect of tax holiday and preferential tax rate	(9.95)%	(8.07)%	(12.91)%
Less tax losses carryforward available	-	-	(29.26)%
Changes in valuation allowance	5.71%	0.93%	(31.70)%
Effect of income tax rate differences in jurisdictions other than the PRC	(0.17)%	(0.15)%	0.23%
Effective income tax rate	9.75%	5.50%	(35.74)%

*	The PRC statutory tax rate is used because the Group’s headquarters and primary management activities are located in PRC.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

13.	TAX (cont.)

In accordance with the updated requirements of ASU No. 2023-09 for the year ended December 31, 2025, a reconciliation between the statutory rate and the Group’s effective income tax rate is as follows (in thousands, except percentages):

	For the year ended December 31, 2025
	Amount	Percent
Statutory Rate	$(1,520)	25.00%
Foreign Tax Effects
North America
Statutory tax rate difference between North America and Chinese mainland	9	(0.15)%
Europe
Statutory tax rate difference between Europe and Chinese mainland	(19)	0.31%
Other foreign jurisdictions	(4)	0.07%
Less tax losses carryforward available	1,779	(29.26)%
Changes in valuation allowance	1,927	(31.70)%
Non-deductible items	10	(0.16)%
Additional deduction of qualified R&D expenditures	(794)	13.06%
Effect of preferential tax rate of HNTE	785	(12.91)%
Effective income tax rate	$2,173	(35.74)%

The per share effect of the tax holiday was as follows:

	For the years ended December 31,
	2023	2024	2025
Tax holiday effect	857	608	785
Effect of tax holiday on basic net income per share	(0.02)	0.01	0.01
Effect of tax holiday on diluted net income per share	(0.02)	0.01	0.01

As of December 31, 2024 and 2025, the significant components of the deferred tax assets and deferred tax liability were summarized below:

	As of December 31,
	2024	2025
Allowance for inventories and others	$253	$307
Net operating loss carried forward	2,671	2,759
Total deferred tax assets	2,924	3,066
Valuation allowance	(946)	(2,867)
Deferred tax assets, net of valuation allowance	$1,978	$199

Deferred tax liability:
Accelerated tax depreciation and others	$(450)	$(447)
Total deferred tax liability	$(450)	$(447)
Deferred tax assets/(liabilities), net	$1,528	$(248)

Pursuant to the disclosure requirements of ASU 2023-09, the following table summarizes income taxes paid, net of refunds, by jurisdiction:

For the year ended December 31, 2025
Europe	$99
Asia	88
North America	10
Total income taxes paid (net of refunds)	$197

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

14.	EQUITY

Ordinary shares

The Company’s authorized share capital is comprised of 2,000,000,000 Class A ordinary shares, 1,000,000,000 Class B ordinary shares, and 800,000,000 Preferred shares of par value HK$0.0001 each.

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

As of December 31, 2024 and 2025, the number of the Company’s authorized Class A ordinary shares was 2,000,000,000, and the number of the Company’s issued Class A ordinary shares was 27,565,800 and 32,918,421, respectively. As of December 31, 2024 and 2025, the number of the Company’s authorized Class B ordinary shares was 1,000,000,000, and issued Class B ordinary shares was 26,315,800.

Preferred shares

As of December 31, 2024 and 2025, the number of the Company’s authorized preferred shares was 800,000,000 and no preferred share was issued. The classes or series of preferred shares including designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation will be fixed upon each issuance.

15.	RESTRICTED NET ASSETS

A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, and the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors of the Company. Paid-in capital of the Company’s subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2024 and 2025, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Company’s subsidiaries, that are included in the Company’s consolidated net assets were approximately $18,803 and $19,605, respectively.

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

The table below sets forth the related parties and their relationships with the Group who had transaction with the Group for the years ended December 31, 2023, 2024 and 2025:

Name	Relationship
Mr. Weidong Gu	Founder and chairman of the board of directors of the Company
Mr. Zhisheng Cheng	Vice president of the Company
Mr. Xingzhi Huang	Shareholder of the Company
Xinyu High-Tech Investment Co., Ltd.	Shareholder of the Company

Amounts due to Related parties

The amounts due to a related party are as follows:

	As of December 31,
	2024	2025
Rental income received in advance:
Xinyu High-Tech Investment Co., Ltd.	$155	$55

Related party transactions

The transactions of related parties are as follows:

	For the years ended December 31,
	2023	2024	2025
Guarantee provided for bank borrowings:
Xinyu High-Tech Investment Co., Ltd. – Export-Import Bank of China Jiangxi Branch	$6,497	$6,051	$6,199
Mr. Weidong Gu – Xinyu Rural Commercial Bank	4,237	4,173	4,275
Mr. Weidong Gu – Bank of China	14,124	9,737	-
Mr. Weidong Gu – Agricultural Bank of China	-	3,478	-
Mr. Zhisheng Cheng – Bank of China	14,124	9,737	-
Mr. Xingzhi Huang – Bank of China	14,124	9,737	-
Mr. Xingzhi Huang – Agricultural Bank of China	-	3,478	-

Rental income:
Xinyu High-Tech Investment Co., Ltd.	$69	$102	$102

Mr. Weidong Gu, Mr. Zhisheng Cheng and Mr. Xingzhi Huang also provided guarantees with their personal property for the Group’s notes payable credited by Xinyu Rural Commercial Bank Gaoxin Branch, Agricultural Bank of China Xinyu Branch and Bank of China Xinyu Branch.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

17.	SEGMENT INFORMATION

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has determined that there is only one reportable operating segment since the manufacturing and sales of products are viewed as an integrated business process and allocation of the resources and assessment of the performance are not separately evaluated by the Group’s CODM.

Revenues by sales channel

The Group’s revenues derived from different channels for the years ended December 31, 2023, 2024 and 2025, are as below:

	For the years ended December 31,
	2023	2024	2025
Offline sales to dealers	$84,894	$85,896	$72,879
Offline sales to ODM customers	53,972	51,064	67,129
Online sales to retail customers	11,356	12,868	15,240
Total	$150,222	$149,828	$155,248

Geographic information

The majority of the Group’s revenues for the years ended December 31, 2023, 2024 and 2025 were generated from North America, Europe, Asia and others. The following table sets forth the disaggregation of revenues by geographic area:

	For the years ended December 31,
	2023	2024	2025
North America	$89,662	$89,971	$86,826
Europe	52,976	48,360	47,008
Asia	6,227	9,801	18,570
Others	1,357	1,696	2,844
Total	$150,222	$149,828	$155,248

As of December 31, 2024 and 2025, the Group’s 99.25% and 94.50% of long-lived assets, except for several right-of-use assets of overseas leasing, were located in the PRC.

18.	SUBSEQUENT EVENTS

Borrowings

On January 1, 2026, Jiangxi Yibo entered into a bank loan agreement in the amount of $5,700 (RMB40,000), from Agricultural Bank of China Xinyu Branch with an annual interest rate of 2.90%, which will mature on December 30, 2026. The loan was secured by the mortgage of the properties of Jiangxi Yibo.

On March 22, 2026, Jiangxi Leibotai entered into a bank loan agreement in the amount of $1,425 (RMB10,000), from Bank of China Xinyu Branch with one year maturity and an annual interest rate of 3.00%. The loan was guaranteed by Jiangxi Yibo.

The Group has evaluated subsequent events from December 31, 2025 through March 31, 2026, the date the consolidated financial statements were issued, and did not identify any subsequent events with material financial impact on the consolidated financial statements.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

19.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with U.S. Securities and Exchange Commission Regulation S-X Rule 4-08(e)(3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The condensed financial information of the parent company, Planet Image, has been prepared using the same accounting policies as set out in Planet Image’s consolidated financial statements except that the parent company has used the equity method to account for its investment in its subsidiaries.

Planet Image’s share of income and losses from its subsidiaries is reported as losses from subsidiaries in the accompanying condensed financial information of the parent company.

Planet Image is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Planet Image is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Planet Image did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024 and 2025.

Condensed balance sheets

	As of December 31,
	2024	2025
Assets
Current assets
Cash	$3,630	$2,831
Amount due from subsidiaries	17,967	14,265
Total current assets	21,597	17,096

Non-current asset
Investments in subsidiaries	39,035	44,554
Total non-current asset	39,035	44,554
Total assets	$60,632	$61,650

Liability and shareholders’ equity
Current liability
Accrued liabilities and other current liabilities	3,746	3,746
Total current liability	$3,746	$3,746

Shareholders’ equity
Preferred shares (par value of HK$0.0001 per share; 800,000,000 preferred shares authorized, no preferred shares issued and outstanding as of December 31, 2024 and 2025, respectively)	-	-
Class A ordinary shares (par value of HK$0.0001 per share; 2,000,000,000 Class A ordinary shares authorized, 27,565,800 and 32,918,421 Class A ordinary shares issued and outstanding as of December 31, 2024 and 2025, respectively)*	1	1
Class B ordinary shares (par value of HK$0.0001 per share; 1,000,000,000 Class B ordinary shares authorized, 26,315,800 Class B ordinary shares issued and outstanding as of December 31, 2024 and 2025, respectively)*	1	1
Additional paid-in capital	17,405	26,050
Statutory reserve	3,193	3,193
Retained earnings	33,138	24,886
Accumulated other comprehensive income	3,148	3,773
Total shareholders’ equity	56,886	57,904
Total liability and shareholders’ equity	$60,632	$61,650

*	The value of Class A and Class B ordinary shares are rounded, with a difference no more than $0.4 from the absolute amount.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

19.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Condensed statements of comprehensive income/(loss)

	For the years ended December 31,
	2023	2024	2025
Operating income/(loss):
Share of income from subsidiaries	$8,585	$7,909	$853
Selling and marketing expenses	-	(62)	(37)
General and administrative expenses	(547)	(586)	(4,977)
Research and development expenses	-	-	(4,522)
Total operating income/(loss)	8,038	7,261	(8,683)

Interest income, net	-	69	94
Foreign exchange (loss)/gain	(264)	(216)	337

Income/(loss) before income tax expense	7,774	7,114	(8,252)
Income tax expense	-	-	-
Net income/(loss)	7,774	7,114	(8,252)

Other comprehensive income	-	-	-
Total comprehensive income/(loss)	$7,774	$7,114	$(8,252)

Condensed statements of cash flows

	For the years ended December 31,
	2023	2024	2025
Net cash provided by/(used in) operating activities	$91	$(382)	$(799)
Net cash provided by investing activities	-	-	-
Net cash provided by financing activities	-	3,888	-
Net increase/(decrease) in cash	91	3,506	(799)
Cash at beginning of year	33	124	3,630
Cash at end of year	$124	$3,630	$2,831